CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2006 NOV 22 A 8:

OFFICE OF INTERN
CORPORATE FIN

82-4507

8 November 2006

06018684

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 October 2006 till 31 October 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc

CapitaLand

82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Joint announcement by CapitaLand Limited and Raffles Holdings Limited – "Proposed Voluntary Delisting of Raffles Holdings Limited"	1 Oct 2006	SGX-ST Listing Manual
Announcement and news release by Raffles Holdings Limited - "(1) Third Quarter Financial Statements (Unaudited); and (2) Raffles Holdings' Financial Results (Unaudited) for the Third Quarter ended 30 September 2006"	1 Oct 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "(1) High Court Approval for Capital Reduction (2) Special Dividend (3) Expected Date for Payment"	1 Oct 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited - "Clarification to Article in Business Times dated 2 October 2006"	2 Oct 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of sale of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables"	3 Oct 2006	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Completion of (A) The acquisition of the entire issued share capital of Smooth Runner Co., Ltd; and (B) The acquisition of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd."	3 Oct 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Proposed issue of convertible bonds"	5 Oct 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Convertible bonds due 2016"	6 Oct 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Changes in the composition of Nominating Committee and Executive Resource and Compensation Committee"	6 Oct 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect associated company, Kerzner CapitaLand Integrated Resorts Pte. Ltd."	10 Oct 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited dated 9 Oct 2006 – "Capital reduction and capital distribution – effective date"	10 Oct 2006	For Public Relations Purposes
Joint news release by Kerzner International and CapitaLand Limited – "Kerzner and CapitaLand submit proposal for Sentosa Integrated Resort"	10 Oct 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires residential site in Foshan City, Guangdong Province"	10 Oct 2006	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Holding Statement regarding CEO, Kerzner International"	12 Oct 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) Retail Crown Pte. Ltd. (II) Retail Crown (BVI) Limited (III) Retail RECM (BVI) Limited"	12 Oct 2006	SGX-ST Listing Manual
Joint news release by Kerzner International and CapitaLand Limited - "Kerzner and CapitaLand reiterate commitment to Sentosa IR bid"	12 Oct 2006	For Public Relations Purposes
Joint news release by Kerzner International and CapitaLand Limited - "Kerzner CapitaLand's proposed Sentosa IR, Atlantis Sentosa – total investment of S$5.28 billion"	16 Oct 2006	For Public Relations Purposes
Media fact sheets issued by Kerzner International and CapitaLand Limited – "(1) Fact Sheet Outlining Atlantis Sentosa Proposal; and (2) Second Fact Sheet, with photographs"	17 Oct 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Cancellation of Options"	17 Oct 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) 2006 third quarter unaudited financial statement announcement; and (2) Distributable income for 3Q 2006 up 19.2% from 3Q 2005"	18 Oct 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Commercial (Barbados) Limited"	18 Oct 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, Ankerite Pte. Ltd."	19 Oct 2006	SGX-ST Listing Manual
Announcements and news release by CapitaMall Trust Management Limited - "(1) 2006 third quarter unaudited financial statement and distribution announcement; (2) CMT achieves 11.8% higher third quarter 2006 distribution per unit; and (3) Distribution per CMT unit and CMT A unit and payment date"	19 Oct 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	20 Oct 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	20 Oct 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaRetail China Trust Management Limited"	23 Oct 2006	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Eligibility to list for first pure-play China Retail REIT in Singapore, CapitaRetail China Trust"	23 Oct 2006	SGX-ST Listing Manual and For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaMall Trust Management Limited – "Strategic investment in CapitaRetail China Trust"	23 Oct 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "2.10 per cent. Convertible Bonds due 2016 up-sized by S$80 million, bringing total issue size to S$430 million principal amount"	25 Oct 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Proposed Voluntary Delisting of Raffles Holdings Limited - SGX-ST In-Principle Approval"	25 Oct 2006	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 September 2006; and (2) ART's net distributable income higher than forecast"	25 Oct 2006	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Use of proceeds from the placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"	25 Oct 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of third quarter 2006 financial results"	26 Oct 2006	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "(1) Unaudited results for the period ended 30 September 2006; and (2) Ascott's third quarter net profit surged nearly three times to S$58.9 million"	27 Oct 2006	For Public Relations Purposes
News release and presentation slides by CapitaLand Limited – "(1) Official Opening of CapitaRetail-SZITIC Jin Niu Mall, Chengdu"; and (2) Presentation slides "CapitaLand's China Strategy" to be presented at the Official Opening of CapitaRetail-SZITIC Jin Niu Mall Press Conference on 28 October 2006 in Chengdu, China"	28 Oct 2006	For Public Relations Purposes
Announcement and news release and presentation slides by CapitaLand Limited – "(1) Subscription and sale & purchase agreement relating to 29.75% of the share capital of Joy Ascend Holdings Limited; (2) CapitaLand acquires 29.75% stake in Central China Holdings Group, a leading Henan developer; and (3) Presentation slides "CapitaLand China - Entry into Henan Residential Market" presented to media and analysts on roadshow in Chengdu, China"	29 Oct 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "CapitaCommercial Trust - Presentation to Investor"	30 Oct 2006	For Public Relations Purposes

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited's associated company, Orchard Turn Developments Pte Ltd - "Orchard Turn Groundbreaking Ceremony Unveils Iconic Architectural and Experiential Concept for Orchard Road"	31 Oct 2006	For Public Relations Purposes

S:\Sec\ADR\2006\Listing\Oct 2006.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	01-Oct-2006 18:06:24
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint announcement by CapitaLand Limited and its subsidiary, Raffles Holdings Limited - "Proposed Voluntary Delisting of Raffles Holdings Limited"
Description	The attached joint announcement issued by CapitaLand Limited and its subsidiary, Raffles Holdings Limited on the above matter is for information.
Attachments:	CL.RHL.JointAnnc.DelistingRHL.1Oct06.pdf Total size = **63K** (2048K size limit recommended)

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Raffles HOLDINGS
A Member of CapitaLand

CapitaLand

RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

JOINT ANNOUNCEMENT

PROPOSED VOLUNTARY DELISTING OF RAFFLES HOLDINGS LIMITED

- CapitaLand is tabling a proposal to seek the voluntary delisting of Raffles Holdings from the Singapore Exchange. If the voluntary delisting is approved by the shareholders of Raffles Holdings, CapitaLand will make an exit offer to give shareholders of Raffles Holdings a clean cash exit before the company is delisted.
- **The exit offer price shall be S$0.06 in cash for each offer share, which is in addition to the S$0.70 per share** which Raffles Holdings expects to pay on 17 October 2006 pursuant to the capital distribution and special dividend.
- The exit offer price of S$0.06 per offer share takes into account the tangible and intangible assets of Raffles Holdings, and represents a premium of 37% over the unaudited NTA of Raffles Holdings as at 30 September 2006, after adjusting for the capital distribution and special dividend. The exit offer price values the entire company at **S$128.1 million.**
- Shareholders of Raffles Holdings should be mindful that with the sale of the company's 45% interest in Raffles City and the return of cash to shareholders, Raffles Holdings no longer has any material assets or businesses and does not intend to invest in or acquire any new businesses. As such, the Singapore Exchange may suspend and eventually delist the company's shares even if the voluntary delisting is not approved by shareholders of Raffles Holdings at the EGM.

1. INTRODUCTION

Raffles Holdings Limited ("**RHL**" or the "**Company**") and CapitaLand Limited ("**CapitaLand**") wish to announce that CapitaLand has presented to the directors (the "**Directors**") of the Company a formal proposal (the "**Delisting Proposal**") to seek the voluntary delisting of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual.

Under the Delisting Proposal, CapitaLand will make a conditional cash offer to acquire all the issued ordinary shares ("**Shares**") in the capital of the Company, other than those already held, directly or indirectly, by CapitaLand (the "**Offer Shares**") (the "**Exit Offer**"). In

connection with the Exit Offer, CapitaLand *will also make* an appropriate proposal (the "**Options Proposal**"), in accordance with Rule 19 of the Singapore Code on Take-overs and Mergers (the "**Code**"), to all holders of options ("**Options**") granted pursuant to the Raffles Holdings Share Option Plan which are outstanding as at the date of the Exit Offer Letter (as hereinafter defined).

The Directors have reviewed the Delisting Proposal and have resolved that an extraordinary general meeting ("**EGM**") of the Company will be convened to seek the approval of shareholders of the Company ("**RHL Shareholders**") for the Delisting Proposal.

The Exit Offer and Options Proposal will only be made after the Company has made a cash distribution of **S$0.37** for each Share to RHL Shareholders (the "**Capital Distribution**") pursuant to a capital reduction exercise (the "**Capital Reduction**") and after the Company has paid a special interim tax exempt (one-tier) cash dividend of **S$0.33** for each Share for the financial year ending 31 December 2006 (the "**Special Dividend**"). The expected date of payment for both the Capital Distribution and the Special Dividend is 17 October 2006.

2. THE EXIT OFFER

The consideration payable by CapitaLand will be:-

For each Offer Share: S$0.06 in cash (the "**Exit Offer Price**").

The Exit Offer Price is in addition to the S$0.70 per Share which the Company expects to pay to RHL Shareholders on 17 October 2006 pursuant to the Capital Distribution and Special Dividend.

The Exit Offer Price was arrived at after taking into consideration, *inter alia*:-

(a) the sum of the unaudited residual net tangible assets ("**NTA**") of the Company, its subsidiaries and associated companies (the "**RHL Group**") as at 30 September 2006 after taking into account the Capital Distribution and Special Dividend; and

(b) the valuation of certain trademarks and contracts of the RHL Group as assessed by Brand Finance Consultancy *(Singapore)* Pte Ltd, an independent valuer appointed by RHL.

The Exit Offer Price represents a premium of 37 per cent. over the unaudited residual NTA of the RHL Group as at 30 September 2006, after adjusting for the Capital Distribution and Special Dividend.

RHL Shareholders may choose to accept the Exit Offer in respect of all or part of their holdings of Offer Shares. Each Shareholder who accepts the Exit Offer will receive S$60.00 for every 1,000 Offer Shares tendered for acceptance under the Exit Offer.

The Offer Shares will be acquired fully paid and free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever, and together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and thereafter attaching thereto, including the right to

receive all dividends and other distributions, if any, which may be announced, declared, paid or made thereon by the Company, on or after the date of this Announcement, **but excluding the Capital Distribution and the Special Dividend expected to be paid to RHL Shareholders on 17 October 2006**.

3. THE OPTIONS PROPOSAL

As at the date of this Announcement, the Company has in aggregate 9,260,547 outstanding Options. CapitaLand will make the Options Proposal for any outstanding Options as at the date of the Exit Offer Letter.

4. REGULATORY APPROVALS

An application was made by CapitaLand to the Securities Industry Council (the "**SIC**") to seek clarification regarding the extent to which the provisions of the Code applied to the Exit Offer. The SIC ruled on 15 September 2006 that:

(a) the Exit Offer is exempt from compliance with the following provisions of the Code:

(i) Rule 20.1 on keeping the Exit Offer open for 14 days after it is revised;

(ii) Rule 22 on the offer timetable;

(iii) Rule 28 on acceptances; and

(iv) Rule 29 on the right of acceptors to withdraw their acceptances;

(b) subject to, *inter alia*, the Exit Offer remaining open for at least:

(i) 21 days after the date of the despatch of the Exit Offer Letter if the Exit Offer Letter is despatched after RHL Shareholders' approval for the delisting has been obtained; or

(ii) 14 days after the date of the announcement of RHL Shareholders' approval of the delisting if the Exit Offer Letter is despatched on the same date as the circular issued to RHL Shareholders in relation to the Delisting Proposal (the "**Circular**"); and

(c) the Exit Offer has to comply with the other provisions of the Code, including but not limited to the following:

(i) Rule 15 on voluntary offers;

(ii) Rule 21 on purchases of voting rights above the offer price;

(iii) Rule 23 on offer documents;

(iv) Rule 24 on the offeree circular; and

(v) Rule 25 on profit forecasts.

5. CONDITIONS OF THE DELISTING PROPOSAL

Under Rule 1306 of the SGX-ST Listing Manual, the SGX-ST may agree to an application for the Company to delist from the Official List of the SGX-ST if:

(a) the Company convenes an EGM to obtain RHL Shareholders' approval for the Delisting Proposal;

(b) the resolution to approve the Delisting Proposal is approved by a majority of at least 75 per cent. in nominal value of the Shares held by RHL Shareholders present and voting, on a poll, either in person or by proxy at the EGM (the Directors and CapitaLand are not required to abstain from voting on the Delisting Proposal); and

(c) the resolution to approve the Delisting Proposal is not voted against by 10 per cent. or more in nominal value of the Shares held by RHL Shareholders present and voting, on a poll, either in person or by proxy at the EGM.

In addition, under Rule 1307 of the SGX-ST Listing Manual, if the Company is seeking to delist from the SGX-ST:

(i) a reasonable exit alternative, which should normally be in cash, should be offered to RHL Shareholders; and

(ii) the Company should appoint an independent financial adviser to advise on the Exit Offer.

The delisting of the Company from the Official List of the SGX-ST and the Exit Offer will be conditional on, *inter alia*, the approval of the Delisting Proposal by RHL Shareholders at the EGM to be convened.

RHL Shareholders should be mindful that with the sale of the Company's 45 per cent. interest in Raffles City and the return of cash to RHL Shareholders, the Company no longer has any material assets or businesses and does not intend to invest in or acquire any new businesses. As such, the SGX-ST may suspend and eventually delist the Shares even if the Delisting Proposal is not approved at the EGM.

RHL Shareholders should note that, under Rule 1306(2) of the SGX-ST Listing Manual, the Directors and CapitaLand are not required to abstain from voting on the Delisting Proposal. As at the date of this Announcement, CapitaLand (through its wholly-owned subsidiaries, CapitaLand Corporate Investments Pte Ltd ("**CCIPL**") and Areca Investment Pte Ltd ("**Areca**")) has a deemed interest in 1,249,273,450 Shares, representing approximately 58.51 per cent. of the Shares.

The Exit Offer will **not** be conditional upon a minimum number of acceptances being received.

6. RATIONALE FOR DELISTING

Since the completion of the sale (the "**Sale**") by the Company's 45 per cent. associated company, Tincel Properties (Private) Limited, of Raffles City on 1 September 2006, the Company does not have any material assets or businesses, and will be distributing substantially all its available cash to RHL Shareholders by way of the Capital Distribution and the Special Dividend on or around 17 October 2006. As the Company does not intend to invest or acquire any new business, the SGX-ST may, pursuant to Rule 1018 of the SGX-ST Listing Manual, suspend trading of the Shares after the completion of the Sale, and may delist the Shares from the Official List of the SGX-ST 12 months from the suspension date.

On 24 April 2006, the Company announced that it was exploring various options to provide RHL Shareholders a clean exit from their Shares, including but not limited to a voluntary delisting of the Shares with an exit offer in cash to be made to RHL Shareholders. In view of the potential suspension and delisting of the Shares from the Official List of the SGX-ST upon completion of the Sale, the Company applied to the SGX-ST for a waiver from compliance with Rule 1018 and Rule 1303(2) of the SGX-ST Listing Manual to allow trading of the Shares on the SGX-ST upon completion of the Sale.

On 21 June 2006, the SGX-ST granted the Company's application to allow the Shares to continue to trade from the completion of the Sale to the completion of the clean exit for RHL Shareholders, subject to, *inter alia*, the Company announcing the details of the clean exit on or before 13 October 2006.

In view of the above, CapitaLand has proposed the Delisting Proposal and the Exit Offer so that RHL Shareholders will have the opportunity to make a clean exit from the Company.

7. COMPULSORY ACQUISITION

In the event CapitaLand acquires 90 per cent. or more of the Offer Shares pursuant to the Exit Offer, CapitaLand will be entitled to exercise the right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Act**") at the Exit Offer Price.

CapitaLand has confirmed in the Delisting Proposal that it intends to exercise its right of compulsory acquisition in the event that it acquires 90 per cent. or more of the Offer Shares. In such an event and upon completion of the compulsory acquisition, the Company will then become a wholly-owned subsidiary of CapitaLand.

8. INFORMATION ON CAPITALAND

CapitaLand was incorporated in Singapore on 5 January 1989. As at 29 September 2006, it has an issued share capital of S$4,300,887,168 comprising 2,776,377,521 CapitaLand shares and a market capitalisation exceeding S$14 billion.

CapitaLand, together with its subsidiaries and associated companies, is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multi-national

company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

CapitaLand's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

(a) The Company

The table below sets out the interests of the Directors and the substantial shareholders in the Company:-

	Direct Interest		Deemed Interest		Number of Shares comprised in outstanding Options
	No. of Shares	%	No. of Shares	%	
Directors					
Cheng Wai Keung	573,000	0.027	-	-	216,200
Liew Mun Leong	200,205	0.009	358,900[(1)]	0.017	369,293
Jennie Chua Kheng Yeng	7,407,623	0.347	-	-	2,520,150
Giam Chin Toon	238,350	0.011	-	-	167,150
Chew Gek Khim	504,550	0.024	-	-	134,450
Tham Kui Seng	497,453	0.023	-	-	201,927
Christopher Forbes	566,700	0.027	-	-	118,100
Lui Chong Chee	182,143	0.009	-	-	234,997
Loo Chong Yong (Dr)	237,850	0.011	-	-	164,450
Aman Mehta	-	-	-	-	134,450
Tan Ngiap Joo	-	-	-	-	-
Substantial Shareholders					
CCIPL	793,824,376	37.18	-	-	-
Areca	455,449,074	21.33	-	-	-
CapitaLand	-	-	1,249,273,450[(2)]	58.51	-
Temasek Holdings (Private) Limited	-	-	1,335,988,654[(3)]	62.57	-
Oversea-Chinese Banking Corporation Limited	-	-	162,968,294[(4)]	7.63	-

Notes:

(1) Mr Liew Mun Leong is deemed to be interested in 358,900 Shares held by his spouse.

(2) CCIPL and Areca are wholly-owned subsidiaries of CapitaLand. Accordingly, CapitaLand is deemed through its interest in CCIPL and Areca to have an interest in their aggregate holdings of 1,249,273,450 Shares by virtue of Section 7 of the Act.

(3) CapitaLand is an associated company of Temasek Holdings (Private) Limited ("**Temasek**"). Accordingly, by virtue of Section 7 of the Act, Temasek is deemed to have an interest in (a) the 1,249,273,450 Shares held by the CapitaLand group of companies; and (b) the 86,715,204 Shares held by DBS Group Holdings Limited group of companies and PSA International Pte Ltd group of companies. Temasek is wholly-owned by the Minister of Finance, Incorporated.

(4) Oversea-Chinese Banking Corporation Limited is deemed to be interested in an aggregate of 162,968,294 Shares through each of Specialists' Centre Private Limited, The Great Eastern Life Assurance Company Limited ("**GEL**"), The Overseas Assurance Corporation Limited ("**OAC**"), United Overseas Bank Nominees (Pte) Ltd (for the beneficial interests of GEL) and DBS Nominees Pte Ltd (for the beneficial interest of OAC).

(5) The interests of the Directors and the substantial shareholders in the Company set out in the table above are based on information available to the Company as at 29 September 2006, save for interests of Temasek which is based on information available to the Company as at 27 September 2006.

(b) CapitaLand

As at the date of this Announcement, CapitaLand owns 1,249,273,450 Shares through its wholly-owned subsidiaries, CCIPL and Areca.

Save as disclosed below, none of the directors of CapitaLand has any interest, direct or indirect, in the Shares or convertible securities of RHL:

Name of director	Holdings in the name of the director, spouse and/or infant children	%	Number of Shares comprised in outstanding Options
Hsuan Owyang	5,000	0.0002	-
Liew Mun Leong	559,105	0.0262	369,293
Richard Edward Hale	5,000	0.0002	-
James Koh Cher Siang	4,000	0.0002	-

As at the date of this Announcement, (i) CapitaLand and its directors, and (ii) the wholly-owned subsidiaries of CapitaLand and their respective directors (each, a "**Relevant Person**") own, control or have agreed to acquire an aggregate of 1,249,846,555 Shares, representing approximately 58.54 per cent. of the issued share capital of RHL (based on the latest information available to CapitaLand as at the date of this Announcement).

Save as disclosed in this Announcement, none of CapitaLand and the Relevant Persons (i) owns, controls or has agreed to acquire any Shares as at the date of this Announcement, (ii) has dealt for value in any Shares during the three (3) month period immediately preceding the date of this Announcement, or (iii) has received any irrevocable undertaking from any party to accept or reject the Exit Offer as of the date of this Announcement.

In the interests of confidentiality, CapitaLand has not made enquiries in respect of certain other parties who may be deemed to be acting in concert with CapitaLand in connection with the Exit Offer. Further enquiries will be made of such persons and the

relevant disclosures will be made in due course and in the Circular. Subsequent to such enquiries, the Offeror will make the relevant disclosures in the event that the aggregate holdings of Shares of CapitaLand and all parties acting in concert with it differ by 0.5 per cent. or more of the total issued share capital of RHL.

10. FINANCIAL ADVISER

The Company has appointed DBS Bank Ltd ("**DBS Bank**") as its financial adviser in respect of the proposed voluntary delisting of the Company.

11. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank has confirmed that sufficient financial resources are available to CapitaLand to satisfy in full all acceptances of the Exit Offer on the basis of the Exit Offer Price.

12. INDEPENDENT FINANCIAL ADVISER

The Company has appointed CIMB-GK Securities Pte. Ltd. ("**CIMB-GK**") as the independent financial adviser to advise the directors of the Company who are considered independent for the purposes of the Delisting Proposal and the Exit Offer (the "**Independent Directors**") on the Exit Offer. The recommendation of the Independent Directors (including CIMB-GK's detailed advice) will be set out in the Circular.

13. FURTHER INFORMATION

The Circular containing, *inter alia*, further information on the Delisting Proposal and the terms and conditions of the Exit Offer, the advice of CIMB-GK to the Independent Directors, the recommendation of the Independent Directors and the notice of EGM, will be despatched to RHL Shareholders in due course. The letter to RHL Shareholders from CapitaLand setting out the terms of the Exit Offer (the "**Exit Offer Letter**"), together with the relevant forms of acceptance, will be despatched by CapitaLand to RHL Shareholders with Singapore registered addresses on the same day as the Circular.

In the meantime, RHL Shareholders are advised to exercise caution in their dealings in the Shares and to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD
RAFFLES HOLDINGS LIMITED

Ng Lai Leng
Company Secretary
1 October 2006

BY ORDER OF THE BOARD
CAPITALAND LIMITED

Low Sai Choy
Company Secretary
1 October 2006

The Directors (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed herein (other than those relating to CapitaLand) are fair and accurate and that no material facts have been omitted, and they jointly and severally accept responsibility accordingly. Where any information in this Announcement has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

The directors of CapitaLand (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed herein in so far as they relate solely to CapitaLand are fair and accurate and that no material facts relating solely to CapitaLand have been omitted, the omission of which would make any statement in this Announcement relating solely to CapitaLand misleading in any material respect. The directors of CapitaLand jointly and severally accept responsibility accordingly. Where any information in this Announcement has been extracted from published or publicly available sources, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Oct-2006 18:27:49
Announcement No.	00007

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Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "(1) Third Quarter Financial Statements (Unaudited); and (2) Raffles Holdings' Financial Results (Unaudited) for the Third Quarter ended 30 September 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg.
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Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn No: 199506093G)

Third Quarter Financial Statements (Unaudited)

TABLE OF CONTENTS

RAFFLES HOLDINGS LIMITED

Raffles HOLDINGS A Member of CapitaLand

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group (Third Quarter)				Group (Year-to-Date)			
		Q3 2006	Q3 2005		Incr / (Decr)	30-Sep-06	30-Sep-05		Incr / (Decr)
		S$'000	S$'000		%	S$'000	S$'000		%
Continuing Operations [1]	Notes								
Turnover	i	**1,449**	**914**		59	**3,630**	**2,677**		36
Cost of sales		-	-		n.m.	-	-		n.m.
Gross profit		**1,449**	**914**		59	**3,630**	**2,677**		36
General & administration	ii	(1,748)	(2,088)		(16)	(6,680)	(5,660)		18
Property & maintenance	ii	(271)	(2)		n.m.	(649)	(4)		n.m.
Other operating income	iii	8,583	563		1,425	19,096	1,891		910
Profit/(Loss) from Continuing Operations	iv	**8,013**	**(613)**		n.m.	**15,397**	**(1,096)**		n.m.
Exceptional gain (net)	v	4,459	-		n.m.	4,459	-		n.m.
Profit/(Loss) from continuing operations after exceptional items		12,472	(613)		n.m.	19,856	(1,096)		n.m
Share of results of an associated company	vi	460,577	11,153		4,030	483,077	33,041		1,362
Profit before interest and tax from Continuing Operations		473,049	10,540		4,388	502,933	31,945		1,474
Finance costs	vii	-	(778)		n.m.	-	(2,384)		n.m.
Profit before tax from Continuing Operations		473,049	9,762		4,746	502,933	29,561		1,601
Income tax expense	viii	2,667	(1,991)		n.m.	(4,351)	(7,400)		(41)
Profit after tax from Continuing Operations		475,716	7,771		6,022	498,582	22,161		2,150
Discontinued Operations [2]									
Profit after tax from Discontinued Operations [3]	ix	12,536	562,610	[4]	(98)	26,869	581,915	[4]	(95)
Profit after tax		488,252	570,381	[4]	(14)	525,451	604,076	[4]	(13)

Attributable to:									
Shareholders of the Company ("PATMI")	x	488,252	570,235	[4]	(14)	525,451	603,711	[4]	(13)
Minority interests		-	146		n.m.	-	365		n.m.
Total		488,252	570,381	[4]	(14)	525,451	604,076	[4]	(13)

n.m. – not meaningful

(1) Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns the Raffles City Complex (up to 31 August 2006), and the contract to manage the complex. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.

(3) The financial results relating to the hotel business, which was successfully divested on 30 September 2005, has been reclassified as a single amount under "Profit After Tax from Discontinued Operations" in accordance with FRS105 – Non Current Assets Held for Sale and Discontinued Operations.

(4) PATMI in Q3 2005 and YTD 30 September 2005 included an exceptional gain of $552.7 mil arising from the sale of hotel business.

Explanation Notes

Performance (Third Quarter 2006 (Q3 2006) versus Third Quarter 2005 (Q3 2005))

(i) Turnover

Turnover comprised fee income from retail marketing and management of the Raffles City Complex. This was $0.5 mil higher due to higher retail marketing fees earned from new leases and renewals during the period.

(ii) General & administration and property & maintenance

General & administration expenses decreased by $0.3 mil in Q3 2006 as compared to Q3 2005 mainly due to reversal of certain provisions no longer required.

Property & maintenance expenses include rental and depreciation expenses. The increase of $0.3 mil was due to rental and depreciation expenses associated with the set up of a replacement corporate office after the divestment of hotel business.

(iii) Other operating income

Other operating income increased by $8.0 mil mainly due to the increase in interest income earned from the balance of sale proceeds arising from the sale of the hotel business and receipt of cash distributed by Tincel Properties following the sale of the Raffles City Complex.

(iv) Profit/(Loss) from Continuing Operations

Profit from Continuing Operations increased by $8.6 mil mainly due to higher turnover and interest income as mentioned above.

(v) Exceptional gain (net)

The net exceptional gain before tax and minority interest comprises:

	Group	Group
	Q3 2006 and YTD 30-Sep-06	Q3 2005 and YTD 30-Sep-05
	S$'000	S$'000
Exceptional gain		
Write-back of provision for profit warranty no longer required, following the Sale of the Raffles City Complex by Tincel Properties	9,651	-
Exceptional loss		
Expenses incurred in connection with the review and implementation of stragetic business options, sale of the Raffles City Complex and exit options.	(5,192)	-
Net exceptional gain	4,459	-

(vi) Share of results of an associated company

Share of results of an associated company comprised earnings from the Group's 45% interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns the Raffles City Complex up to 31 August 2006.

Share of results of an associated company increased by $449.4 mil as a result of the sale of Raffles City Complex by Tincel Properties on 1 September 2006.

(vii) Finance costs

No finance cost was incurred in Q3 2006 as the Group had repaid all its borrowings.

(viii) Income tax expense

Income tax expense decreased by $4.7 mil mainly due to reversal of provision for prior years taxation no longer required, partially offset by taxation on higher income.

(ix) Profit after tax from Discontinued Operations

On 30 September 2005, the Group completed the sale of its hotel business ("Discontinued Operations"). An analysis of the result of the Discontinued Operations is as follows:

	Discontinued Operations (Third Quarter)			Discontinued Operations (Year-to-Date)		
	Q3 2006	Q3 2005	Incr / (Decr)	30-Sep-06	30-Sep-05	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	-	**132,362**	n.m.	-	**414,396**	n.m.
Cost of sales	-	(63,844)	n.m.	-	(200,410)	n.m.
Gross profit	-	**68,518**	n.m.	-	**213,986**	n.m.
Advertising & promotion	-	(8,890)	n.m.	-	(25,474)	n.m.
General & administration	-	(16,422)	n.m.	-	(49,061)	n.m.
Property & maintenance	-	(30,951)	n.m.	-	(102,487)	n.m.
Other operating income	-	1,337	n.m.	-	6,179	n.m.
Profit from operating activities before exceptional items	-	**13,592**	n.m.	-	**43,143**	n.m.
Exceptional gains	12,536	552,730	(98)	26,869	552,958	(95)
Profit before interest and tax	12,536	566,322	(98)	26,869	596,101	(95)
Finance costs	-	(1,698)	n.m.	-	(5,643)	n.m.
Profit before tax	12,536	564,624	(98)	26,869	590,458	(95)
Income tax expense	-	(2,014)	n.m.	-	(8,543)	n.m.
Profit after tax	12,536	562,610	(98)	26,869	581,915	(95)

In Q3 2006, there was an exceptional gain of $12.5 mil mainly due to reversal of provisions relating to the sale of hotel business no longer required.

(x) Profit attributable to shareholders of the Company (PATMI)

Group PATMI of $488.2 mil in Q3 2006 was lower than Q3 2005 as included in Q3 2005 was an exceptional gain of $552.7 mil arising from the sale of hotel business. PATMI from Continuing Operations increased by $467.9 mil mainly due to the increase in share of results of an associated company as mentioned in 1(a)(vi), net exceptional gain as mentioned in 1(a)(v), as well as higher interest income earned.

(xi) Additional Disclosure

	Group (Third Quarter)		
	Q3 2006	Q3 2005	Incr / (Decr)
	S$'000	S$'000	%
Continuing Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(200)	(8)	2,400
Interest expense	-	(778)	n.m.
Foreign exchange loss	(393)	-	n.m.
And crediting			
Interest income	8,132	362	2,146
Foreign exchange gain	-	20	n.m.
Discontinued Operations			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	-	(9,811)	n.m.
Bad debts written off	-	(56)	n.m.
Net loss on disposal of property, plant and equipment	-	(159)	n.m.
Interest expense	-	(1,698)	n.m.
Foreign exchange loss	-	(660)	n.m.
And crediting			
Interest income	-	204	n.m.
Write-back of allowance for doubtful debts	-	182	n.m.

(xii) Extraordinary items

Nil

(xiii) Adjustments for under or over provision of tax in respect of prior year

In Q3 2006, the adjustment for over provision of tax in respect of prior years is $5.7 mil as a result of reversal of provisions no longer required by the Company and its subsidiary (Q3 2005: immaterial).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end *of the immediate preceding financial year.*

		Group		Company	
		30-Sep-06	31-Dec-05	30-Sep-06	31-Dec-05
	Notes	S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	1,598,147	593,798	1,569,871	567,137
Receivables	ii	6,343	83,786	6,198	84,084
Other current assets		123	107	16	107
		1,604,613	677,691	1,576,085	651,328
Non-current assets					
Receivables		-	135	-	135
Other investments and assets		2,963	2,963	2,963	2,963
Investment in an associated company	iii	8,175	704,481	450	371,441
Investments in subsidiaries		-	-	16,198	16,198
Property, plant and equipment		31	439	2	78
		11,169	708,018	19,613	390,815
Total assets		**1,615,782**	**1,385,709**	**1,595,698**	**1,042,143**
Current liabilities					
Trade and other payables		10,691	29,275	9,954	29,175
Provision for income tax		15,268	19,357	13,576	14,797
Provisions		-	2,925	-	2,925
		25,959	51,557	23,530	46,897
Non-current liabilities					
Deferred tax liabilities		9	-	-	-
Other non-current liabilities		1,862	1,621	1,862	1,621
Provisions		-	7,700	-	7,700
Loan from a subsidiary		-	-	-	4,277
		1,871	9,321	1,862	13,598
Total liabilities		**27,830**	**60,878**	**25,392**	**60,495**
Net assets	iv	**1,587,952**	**1,324,831**	**1,570,306**	**981,648**
Capital and reserves attributable to the Company's Equity holders					
Share capital		791,054	678,526	791,054	678,526
Reserves		796,898	646,305	779,252	303,122
Total equity		**1,587,952**	**1,324,831**	**1,570,306**	**981,648**

Explanatory Notes

(i) Cash and cash equivalents

Cash and cash equivalents increased by $1,004.3 mil to $1,598.1 mil, arising from receipt of additional consideration from the sale of hotel business upon finalisation of completion accounts, receipt of cash distribution from Tincel Properties subsequent to its sale of the Raffles City Complex, as well as interest income received in 2006, which more than funded dividend payment and operating expenses in the same period.

(ii) Receivables

Receivables decreased by $77.4 mil to $6.3 mil mainly due to receipt of additional consideration from the sale of hotel business.

(iii) Investment in an associated company

Investment in an associated company, Tincel Properties, decreased by $696.3 mil as compared to 31 December 2005. This is mainly due to cash distribution by Tincel Properties to its shareholders subsequent to the sale of the Raffles City Complex.

(iv) Net assets

The Group's net assets increased by $263.1 mil to $1,588.0 mil as at 30 September 2006 compared to 31 December 2005. This was mainly due to profit earned in the first 9 months of 2006, including increase in the share of results of Tincel Properties subsequent to its sale of the Raffles City Complex, partially offset by payment of $42.6 mil dividend to shareholders in Q2 2006 and reversal of revaluation reserve following the sale of the Raffles City Complex by Tincel Properties.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

The Group has no outstanding borrowings as at 30 September 2006 (31 December 2005: Nil)

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group	
		Q3 2006	Q3 2005
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		485,585	574,386
Adjustments for :			
Exceptional gains arising from			
- Sale of hotel business in September 2005		(12,536)	(552,730)
- Reversal of profit warranty provision		(9,651)	-
Exceptional loss		5,192	-
Mark-to-market gain on derivative financial instruments		-	(80)
Share-based payment expense		(169)	2,634
Depreciation and amortisation		200	9,819
Exchange difference		407	(768)
Interest income		(8,132)	(566)
Interest expense		-	2,476
Provision for retirement gratuity		159	51
Share of results of an associated company		(460,577)	(11,153)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		478	24,069
Change in operating assets and liabilities :			
Inventories		-	194
Receivables		187	6,669
Payables		(2,962)	(2,204)
Cash (used)/generated from operations		(2,297)	28,728
Interest received from an associated company		10,006	2,694
Income tax paid		(2,551)	(5,760)
Long-term deposits refund		-	(131)
NET CASH INFLOW FROM OPERATING ACTIVITIES		5,158	25,531
Cash flows from investing activities			
Loans to owners of managed hotels		-	(3,407)
Purchase of property, plant and equipment		-	(4,013)
Interest received		5,271	1,006
Dividend received		552,759	-
Repayment of loan by an associated company		354,701	-
Return of capital from an associated company		16,290	-
Cash inflow arising from disposal of hotel divestment		-	1,399,895
NET CASH INFLOW FROM INVESTING ACTIVITIES		929,021	1,393,481
Cash flows from financing activities			
Repayment of term borrowings		-	(2,214)
Interest paid		-	(2,003)
Proceeds from issue of shares under share option plan		2,126	2,785
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES		2,126	(1,432)
Net increase in cash and cash equivalents held		936,305	1,417,580
Cash and cash equivalents at the beginning of the financial period		661,842	104,140
Cash and cash equivalents at the end of the financial period		1,598,147	1,521,720

1 (d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group

	Total shareholders' equity					Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2006	788,928	-	225,245	6,550	302,495	-	1,323,218
Revaluation adjustment arising from disposal of investment property by an associated company	-	-	(225,245)	-	-	-	(225,245)
Net currency translation adjustment	-	-	-	964	-	-	964
Net (losses)/gains not recognised in income statement	-	-	(225,245)	964	-	-	(224,281)
Net profit after tax	-	-	-	-	488,252	-	488,252
Total recognised(losses)/gains for the financial year	-	-	(225,245)	964	488,252	-	263,971
Value of employee service	-	-	-	(1,363)	-	-	(1,363)
Issue of shares under share option and performance shares plan	2,126	-	-	-	-	-	2,126
As at 30 Sep 2006	791,054	-	-	6,151	790,747	-	1,587,952
As at 1 Jul 2005	669,262	105,316	232,103	(13,605)	570,180	53,397	1,616,653
Revaluation gain on investment property	-	-	4,900	-	-	-	4,900
Net currency translation adjustment	-	-	-	4,079	-	-	4,079
Net gains not recognised in income statement	-	-	4,900	4,079	-	-	8,979
Net profit after tax	-	-	-	-	570,235	-	570,235
Total recognised gains for the financial year	-	-	4,900	4,079	570,235	-	579,214
Value of employee service	-	-	-	2,679	-	-	2,679
Transfer from capital reserves to retained earnings upon disposal of subsidiaries	-	-	-	80,165	(80,165)	-	-
Deconsolidation upon disposal of subsidiaries	-	-	-	-	-	(53,397)	(53,397)
Issue of shares under share option and performance shares plan	2,557	229	-	-	-	-	2,786
Transfer to income statement upon disposal of subsidiaries	-	-	(11,759)	(65,534)	-	-	(77,293)
As at 30 Sep 2005	671,819	105,545	225,244	7,784	1,060,250	-	2,070,642

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2006	788,928	-	4,471	186,172	979,571
Net profit after tax	-	-	-	589,972	589,972
Value of employee service	-	-	(1,363)	-	(1,363)
Issue of shares under share option and performance shares plan	2,126	-	-	-	2,126
As at 30 Sep 2006	791,054	-	3,108	776,144	1,570,306
As at 1 Jul 2005	669,262	105,316	2,427	591,225	1,368,230
Net profit after tax	-	-	-	356,280	356,280
Value of employee service	-	-	2,679	-	2,679
Issue of shares under share option and performance shares plan	2,557	229	-	-	2,786
As at 30 Sep 2005	671,819	105,545	5,106	947,505	1,729,975

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share options
In Q3 2006, the Company issued 6,644,650 ordinary shares of S$0.32 each (Q3 2005: 7,989,570 ordinary shares of S$0.32 each) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 30 September 2006, there were 9,260,547 (Q3 2005: 31,298,966) unissued shares under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 Jul 2006	17,441,360
Cancelled during the financial period	(1,536,163)
Exercised during the financial period	(6,644,650)
As at 30 Sep 2006	9,260,547

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. As at 30 September 2006, there were no Conditional Awards outstanding (Q3 2005: 3,618,856).

The details of the Performance Share Plan can be found in the 2005 Annual Report.

1 (e) Negative assurance confirmation on interim financial results under Rule 705 (4)

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheets, consolidated income statement, statement of changes in equity and consolidated cash flow statement, together with their accompanying notes) as at 30 September 2006 and the results of the business, changes in equity and cash flows of the Group for the 9 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Cheng Wai Keung
Chairman

Jennie Chua Kheng Yeng
President and Chief Executive Officer

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.**

   The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

   Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

   The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31 December 2005.

5. **If there are any changes in the accounting polices and method of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

   Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Third Quarter)		Group (Year-To-Date)	
	Q3 2006	Q3 2005	30-Sep-06	30-Sep-05
Continuing Operations				
(a) Based on the weighted average number of ordinary shares in issue (cents)	22.34	0.37	23.45	1.06
(b) On fully diluted basis (cents)	22.29	0.37	23.36	1.05
Discontinued Operations				
(a) Based on the weighted average number of ordinary shares in issue (cents)	0.59	26.91	1.26	27.82
(b) On fully diluted basis (cents)	0.59	26.71	1.26	27.61
Group				
(a) Based on the weighted average number of ordinary shares in issue (cents)	22.93	27.28	24.71	28.88
(b) On fully diluted basis (cents)	22.88	27.08	24.62	28.66

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-**
   (a) current financial period reported on; and
   (b) immediately preceding financial year

	Group		Company	
	30-Sep-06	31-Dec-05	30-Sep-06	31-Dec-05
Net assets value* per ordinary shares (S$)	0.74	0.62	0.74	0.46

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
   - (a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**
   - (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

(i) Review of Financial Performance (Q3 2006 vs Q3 2005)

The main activities of the Group's Continuing Business are its 45% interest in its associated company, Tincel Properties which owns the Raffles City Complex (up to 31 August 2006) and the contract to manage the complex.

The Group achieved a PATMI from Continuing Operations of $475.7 mil in Q3 2006, an improvement of more than 60 times over Q3 2005. This was mainly due to the increase in share of results of an associated company, Tincel Properties. Tincel Properties completed the sale of the Raffles City Complex on 1 September 2006 and distributed the net cash proceeds from the Sale to its shareholders on a pro-rata basis, Tincel Limited (55%) and the Company (45%), after retaining sufficient cash for estimated liabilities. The increase in PATMI was also due to higher interest income earned from the balance of proceeds of hotel divestment and cash distribution from Tincel Properties.

PATMI from Discontinued Operations comprised RHL's hotel business which was divested on 30 September 2005. In Q3 2006, PATMI from Discontinued Operations of $12.5 mil comprised mainly exceptional gain due to the reversal of provisions related to the hotel business divestment no longer required.

Group PATMI of $488.2 mil in Q3 2006 was lower than Q3 2005 as included in Q3 2005 was an exceptional gain of $552.7 mil arising from the sale of hotel business.

The detail turnover and profitability of the Group are as outlined in the table below:

	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2006	Q3 2005	Incr / (Decr)		30-Sep-06	30-Sep-05	Incr / (Decr)	
Continuing Operations	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Turnover	1.4	0.9	0.5	56	3.6	2.7	0.9	33
Profitability								
Earnings before interest, tax, depreciation & amortisation (EBITDA)	473.2	10.5	462.7	4,407	503.4	32.0	471.4	1,473
Profit after tax and minority interests attributable to shareholders (PATMI)	**475.7**	**7.8**	**467.9**	**5,999**	**498.6**	**22.2**	**476.4**	**2,146**
Discontinued Operations								
Profit after tax and minority interests attributable to shareholders (PATMI)	12.5	562.4 *	(549.9)	(98)	26.9	581.5 *	(554.6)	(95)
Total PATMI	488.2	570.2 *	(82.0)	(14)	525.5	603.7 *	(78.2)	(13)

* Included an exceptional gain of $552.7 mil arising from the sale of hotel business.

(ii) Review of Operating Performance

The main activities of the Group's Continuing Business are its 45% interest in Tincel Properties which owns the Raffles City Complex (up to 31 August 2006) and the contract to manage the complex. The Raffles City Complex comprises the 2 hotels, namely Raffles The Plaza and Swissotel The Stamford, with 2032 guest rooms, Raffles City Shopping Centre with 33,144 square metres of retail space and Raffles City Tower with 34,891 square metres of office space.

As announced on 1 September 2006, the sale of the Raffles City Complex was completed on 1 September 2006 by Tincel Properties.

Lease Rental from Raffles The Plaza and Swissotel The Stamford

Rental revenue from the lease of the hotels increased by 5.3% for the period of July and Aug 2006 over the corresponding period in 2005. This was due to higher contribution from variable rent arising from growth in the hotels' gross revenue and higher service charge contribution.

The two hotels continue to benefit from the improvement in visitor arrivals to Singapore, which as at YTD 31 July 2006 exceeded the corresponding period in 2005 by 10.5% to reach 5.6 million arrivals.

Raffles City Shopping Centre ("RCSC")

Phase II of The Raffles MarketPlace soft opened as scheduled on 15 July 2006 to an enthusiastic response. It features trendy lifestyle, fashion and F&B offerings as well as many new concept stores and new-to-market brands in an informal and organic setting. The Raffles MarketPlace was 92% occupied as at end August 2006.

As at 31 August 2006, excluding The Raffles MarketPlace, occupancy at RCSC dipped to 97.5% from 99% in the preceding quarter due to the relocation of certain tenants to basement 1. Shopper traffic, on the other hand, grew by 5.9% to reach 2.33 million shoppers per month.

For the period July to August 2006, RCSC's rental revenue increased by 16.3% over the corresponding period in 2005 as a result of the increase in retail space arising from the opening of The Raffles MarketPlace as well as higher renewal rents.

Raffles City Tower ("RCT")

RCT achieved an occupancy rate of 98.7% compared with 99.1% as at Q2 2006. The slight drop in occupancy rate is mainly due to the turnover of leases. Revenue for the period July to Aug 2006 was 1.5% lower than the corresponding period in 2005.

(iii) Awards and Accolades

In Q3 2006, the Company received "The Most Transparent Company Award 2006" for the Hotel and Restaurants Category, awarded by Securities Investors Association (Singapore). The Company has received this award for seven consecutive years.

In addition, the Company came in second position in the Business Times Corporate Transparency Index (Issue 2), out of a total of 535 listed companies reviewed. This is the second consecutive year that the Company achieved second position.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q2 2006 results announcement, it was stated that:

"The Group expects its performance in Q3 2006 to be profitable."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

(i) No material assets or businesses

Since the completion of the sale by the Company's 45% associated company, Tincel Properties, of Raffles City Complex on 1 September 2006, and the return of cash to shareholders as described in paragraph 10(ii) below, the Group no longer has any material assets or businesses and does not intend to invest in or acquire any new businesses.

(ii) Capital Reduction, Capital Distribution and Special Dividend

On 1 October 2006, the Company announced that the High Court of the Republic of Singapore (the "High Court") has given its approval and confirmation for the capital reduction exercise ("Capital Reduction") on 14 September 2006. The Capital Reduction will become effective upon lodging with ACRA the Order of Court and other documents as prescribed under the Companies Act, Chapter 50 of Singapore ("Effective Date"). An announcement confirming the Effective Date will be made in due course.

In the same announcement, the Company announced that following completion of the sale of Raffles City Complex by Tincel Properties and receipt by the Company of its entitlement to the proceeds of the sale on 1 September 2006, after making provisions for tax and other liabilities as of 30 September 2006, a special interim tax exempt (one-tier) dividend ("Special Divided") of S$0.33 in cash for each ordinary share ("RHL Share") of the Company, shall be paid to the Company's shareholders on or about 17 October 2006.

Accordingly, the Company's shareholders will receive, on or about 17 October 2006, S$0.70 in cash for each RHL Share held as at 5.00 p.m. on 9 October 2006 (the "Books Closure Date") comprising:

(i) a capital distribution ("Capital Distribution") of S$0.37 in cash for each RHL Share; and

(ii) a Special Dividend of S$0.33 in cash for each RHL Share.

Please refer to paragraph 11 and the said announcement made by the Company on 1 October 2006 for further details.

(iii) Proposed Voluntary Delisting and Exit Offer

In a separate announcement on 1 October 2006, the Company, jointly with CapitaLand Limited ("CapitaLand") announced that CapitaLand has presented to the directors (the "Directors") of the Company a formal proposal (the "Delisting Proposal") to seek the voluntary delisting of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST") pursuant to Rule 1306 of the SGX-ST Listing Manual.

Under the Delisting Proposal, CapitaLand will make a conditional cash offer to acquire all the issued ordinary shares ("Shares") in the capital of the Company, other than those already held, directly or indirectly, by CapitaLand (the "Offer Shares") (the "Exit Offer").

The consideration payable for each Offer Share by CapitaLand will be S$0.06 in cash (the "Exit Offer Price"). The Exit Offer Price is in addition to the $0.70 per share which the Company expects to pay on or about 17 October 2006 pursuant to the Capital Distribution and Special Dividend. The Exit Offer Price was arrived at after taking into consideration, inter alia:-

(a) the sum of the unaudited residual net tangible assets ("NTA") of the Company, its subsidiaries and associated companies ("RHL Group") as at 30 September 2006 after taking into account the Capital Distribution and Special Dividend;

(b) the valuation of certain trademarks and contracts of the RHL Group as assessed by Brand Finance Consultancy (Singapore) Pte Ltd, an independent valuer appointed by the Company.

The Directors have reviewed the Delisting Proposal and have resolved that an extraordinary general meeting ("EGM") of the Company will be convened to seek the approval of shareholders of the Company for the Delisting Proposal.

For further information on the proposed voluntary delisting and exit offer, please refer to the above-mentioned announcement made by the Company on 1 October 2006.

11. Special Interim Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

In a separate announcement on 1 October 2006, the Company announced that a special interim tax exempt (one-tier) dividend of $0.33 in cash per share (the "Special Dividend") shall be paid to shareholders.

Name of Dividend	Special Interim
Dividend Type	Cash
Dividend amount per share	$0.33
Tax Rate	Exempt one tier

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Special Interim
Dividend Type	Cash
Dividend amount per share	(i) $0.05 gross dividend per ordinary share less tax (ii) $0.35
Tax Rate	(i) 20% (ii) Exempt one tier

(c) Date Payable

The expected payment date for the Special Dividend is on 17 October 2006.

(d) Books Closure Date

As announced on 22 September 2006, the Transfer Books and Register of Members of the Company will be closed on 9 October 2006 at 5.00 p.m. ("Books Closure Date") for the purposes of determining Shareholders' entitlements to the Capital Distribution and the Special Dividend. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 9 October 2006 will be registered to determine Shareholders' entitlement to the Capital Distribution and the Special Dividend. Depositors whose Securities Accounts with CDP are credited with RHL Shares as at 5.00 p.m. on 9 October 2006 will be entitled to the Capital Distribution and the Special Dividend.

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	-
Temasek Group	-	-
Total	-	-

* As renewed at Annual General Meeting on 27 April 2006.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
1 October 2006

82 - 4507

Raffles HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results (Unaudited) for the Third Quarter ended 30 September 2006

SINGAPORE, 1 October 2006 – Raffles Holdings Limited today reported its financial results (unaudited) for the third quarter ended 30 September 2006.

FINANCIAL HIGHLIGHTS

	Third Quarter 2006 (Q3 2006) S$'million	Third Quarter 2005 (Q3 2005) S$'million	Growth %
Continuing Operations[1] **Turnover**	**1.4**	**0.9**	**56**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**473.2**	**10.5**	**4,407**
Profit after tax and minority interests attributable to shareholders (PATMI)	**475.7**	**7.8**	**5,999**

Group **Profit after tax and minority interests attributable to shareholders (PATMI)**	**488.2**	**570.2**[3]	**(14)**
Comprises:			
Continuing Operations	*475.7*	*7.8*	*5,999*
Discontinued Operations[2]	*12.5*	*562.4*[3]	*(98)*

Group **EPS (cents)**	**22.93**	**27.28**	**(16)**
Comprises:			
Continuing Operations	*22.34*	*0.37*	*5,938*
Discontinued Operations	*0.59*	*26.91*	*(98)*

Notes:

(1) Continuing Operations comprise of Raffles Holdings Limited ("RHL" or "the Company")'s 45% equity interest in Tincel Properties (Private) Limited ("Tincel Properties"), which owns the Raffles City Complex (up to 31 August 2006), and the contract to manage the complex.

(2) Discontinued Operations comprise of RHL's entire hotel business which it divested on 30 September 2005.

(3) PATMI in Q3 2005 included an exceptional gain of $552.7 mil arising from the sale of hotel business.

- **PATMI FROM CONTINUING OPERATIONS INCREASED OVER 60 TIMES**

  - The Group achieved a PATMI from Continuing Operations of $475.7 million in Q3 2006, an improvement of over 60 times over Q3 2005. This was mainly due to increase in share of results of the Group's associated company, Tincel Properties (Private) Limited ("Tincel Properties") following the successful sale of Raffles City Complex which was completed on 1 September 2006.

  - Higher interest income earned from the balance of proceeds from hotel divestment and cash distribution from the Tincel Properties also contributed to the higher PATMI.

  - Overall, the Group achieved a PATMI of $488.2 million compared to $570.2 million in Q3 2005 as the PATMI in Q3 2005 included an exceptional gain of $552.7 million arising from the sale of hotel business.

- **DISPOSAL OF ASSETS AT PREMIUM TO BOOK VALUE**

  "The Sale of Raffles City by Tincel Properties in collaboration with Tincel Limited was completed on 1 September 2006. The Sale resulted in a significant increase in the Group's PATMI from Continuing Operations. The Company will be distributing S$0.70 per share back to shareholders by way of Capital Distribution and Special Interim Dividend.

  The disposals of the hotel business and the Raffles City Complex at attractive premiums to NTA, have enabled the Company to increase and return significant value to Shareholders."

  Ms Jennie Chua, President & CEO, Raffles Holdings Limited

- **PROPOSED VOLUNTARY DELISTING AND EXIT OFFER**

  "As previously announced, following the disposal of Raffles City, RHL does not intend to invest in or acquire any new business. The Company has received a proposal from Capitaland Limited to seek the voluntary delisting of the Company followed by an Exit Offer of $0.06 per share. This will provide Shareholders with the opportunity to make a clean exit from the Company."

  Mr Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange.

Following the divestment of its hotel business in September 2005, the remaining businesses of the Group comprised principally of its 45 per cent. interest in Raffles City held through Tincel Properties (Private) Limited and the contract to manage Raffles City. On 13 July 2006, shareholders of Raffles Holdings Limited approved the sale by TPPL of the entire Raffles City complex to CapitaCommercial Trust and CapitaMall Trust. The sale was completed on 1 September 2006.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information, please contact:

Khoo Li Ching (Ms)
Assistant Manager, Corporate Secretariat / Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
250 North Bridge Road #15-03/04
Raffles City Tower
Singapore 179101
Tel: (65) 6398 5774
Fax: (65) 6398 5767
E-mail: investor@rafflesholdings.com

Or visit our website at www.rafflesholdings.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Oct-2006 18:29:55
Announcement No.	00008

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "(1) High Court Approval for Capital Reduction (2) Special Dividend (3) Expected Date for Payment"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.annc.1Oct06.pdf Total size = **24K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

(1) HIGH COURT APPROVAL FOR CAPITAL REDUCTION, (2) SPECIAL DIVIDEND AND (3) EXPECTED DATE FOR PAYMENT

The Board of Directors of Raffles Holdings Limited ("**RHL**" or the "**Company**") refers to the capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash for each ordinary share ("**RHL Share**") in the capital of the Company, and a special interim tax exempt (one-tier) dividend for the financial year ending 31 December 2006 (the "**Special Dividend**") of up to S$0.33 in cash for each RHL Share.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to Shareholders dated 15 June 2006 (the "**Circular**") in relation to, inter alia, the Capital Reduction and the Capital Distribution.*

Approval of the High Court

The Board is pleased to announce that the High Court of the Republic of Singapore (the "**High Court**") has given its approval and confirmation for the Capital Reduction on 14 September 2006 and that the Order of Court confirming the Capital Reduction was extracted on 15 September 2006 (the "**Order of Court**"). The Capital Reduction will become effective upon lodging with ACRA the Order of Court and other documents as prescribed under the Companies Act, Chapter 50 of Singapore ("**Effective Date**"). An announcement confirming the Effective Date will be made in due course.

Amount of Special Dividend

As mentioned in the Company's announcement dated 13 June 2006, the Special Dividend is, *inter alia*, conditional upon completion of the Sale, the receipt of the proceeds of the Sale by the Company, and the Capital Reduction becoming effective. The actual amount to be returned to Shareholders by way of the Special Dividend will only be determined after the receipt of the proceeds from the Sale and provisions for tax and other liabilities have been made.

Following completion of the Sale and receipt by the Company of its entitlement to the proceeds of the Sale on 1 September 2006, the Board is pleased to announce that, after making provisions for tax and other liabilities as of 30 September 2006, a Special Dividend of S$0.33 in cash for each RHL Share shall be paid to Shareholders on or about 17 October 2006.

Accordingly, Shareholders will receive, on or about 17 October 2006, S$0.70 in cash for each RHL Share held as at 5.00 p.m. on 9 October 2006 (the "**Books Closure Date**") comprising:

(i) a Capital Distribution of S$0.37 in cash for each RHL Share; and

(ii) a Special Dividend of S$0.33 in cash for each RHL Share.

As announced by the Company on 22 September 2006, the Transfer Books and Register of Members of the Company will be closed on the Books Closure Date for the purposes of determining Shareholders' entitlements to the Capital Distribution and the Special Dividend. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd of 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 9 October 2006 will be registered to determine Shareholders' entitlement to the Capital Distribution and the Special Dividend. Depositors whose Securities Accounts with CDP are credited with RHL Shares as at 5.00 p.m. on 9 October 2006 will be entitled to the Capital Distribution and the Special Dividend.

Timetable

The following timetable sets out the relevant expected dates and times leading to the payment of the Capital Distribution and the Special Dividend:

Event		Date
Last day of trading RHL Shares cum Capital Distribution and cum Special Dividend	:	4 October 2006
Date of commencement for trading RHL Shares ex-Capital Distribution and Special Dividend	:	5 October 2006
Books Closure Date for determining entitlements to the Capital Distribution and the Special Dividend	:	9 October 2006 at 5.00 p.m.
Effective Date of the Capital Reduction	:	9 October 2006
Payment Date for the Capital Distribution and Special Dividend	:	17 October 2006

Shareholders to exercise caution when dealing in RHL Shares

In the meantime, the Company advises that Shareholders exercise caution when dealing in their RHL Shares. Shareholders should refrain from taking any action in respect of their RHL Shares which may be prejudicial to their interests.

By Order of the Board

Ng Lai Leng
Company Secretary
Singapore, 1 October 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Oct-2006 17:28:47
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Clarification to Article in Business Times dated 2 October 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
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Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Ng Lai Leng
Designation *	Company Secretary
Date & Time of Broadcast	02-Oct-2006 12:34:07
Announcement No.	00018

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The details of the announcement start here ...

Announcement Title * Clarification to Article in Business Times dated 2 October 2006

Description

We refer to the article published in The Business Times dated 2 October 2006, titled "CapitaLand proposes to delist Raffles Holdings".

(a) The statement "if the delisting proposal is approved, the exit offer price will also be paid on the same day, Oct 17" is incorrect.

The payment for the Exit Offer of S$0.06 is subject to (i) the approval of the voluntary delisting at an Extraordinary General Meeting to be convened by Raffles Holdings (the "Company"); and
(ii) the valid acceptance of the exit offer by Shareholders of the Company. Further information on the schedule of payments for valid acceptances received will be provided in due course by CapitaLand in its capacity as the offeror for the exit offer.

The payment on 17 October 2006 refers only to the S$0.70 per share to be paid to all shareholders, and which comprises (i) S$0.37 per share cash distribution pursuant to a capital reduction exercise, and (ii) a special interim tax-exempt (one-tier) cash dividend of S$0.33 for each share for financial year ending 31 December 2006.

(b) In addition, the following statement is also incorrect: "Turnover rose 56% to $1.4 billion, from about $900 million last year."

Turnover from Continuing Operations rose 59% to S$1.4 million in Q3 2006 from S$0.9 million in Q3 2005.

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RECEIVED

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Oct-2006 19:03:15
Announcement No.	00105

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Completion of sale of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
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THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF SALE OF THE ENTIRE ISSUED SHARE CAPITAL OF SOMERSET ROPPONGI (JAPAN) PTE. LTD AND ASSIGNMENT OF RECEIVABLES

The Board of Directors of The Ascott Group Limited wishes to announce that the sale to Ascott Residence Trust ("ART") of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. ("SRJPL") and the assignment of The Ascott Holdings Limited's receivables due from SRJPL to ART as previously announced on 4 September 2006, have been completed on 3 October 2006.

By Order of the Board
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 3 October 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Oct-2006 19:05:55
Announcement No.	00108

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Completion of (A) The acquisition of the entire issued share capital of Smooth Runner Co., Ltd; and (B) The acquisition of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd."
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matters, as attached for information.
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82 - 4507

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF (A) THE ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF SMOOTH RUNNER CO., LTD AND (B) THE ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF SOMERSET ROPPONGI (JAPAN) PTE. LTD.

The Board of Directors of Ascott Residence Trust Management Limited, as Manager of Ascott Residence Trust ("ART"), is pleased to announce that both the acquisition of the entire issued share capital of Smooth Runner Co., Ltd as previously announced on 24 July 2006 and the acquisition of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. as previously announced on 4 September 2006, have been completed on 3 October 2006.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 3 October 2006

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED ISSUE OF CONVERTIBLE BONDS

1. INTRODUCTION

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that the Company proposes to issue bonds ("**Convertible Bonds**") convertible into new ordinary shares in the capital of the Company ("**New Shares**"). The Convertible Bonds are proposed to be placed with institutional investors and sophisticated investors. The Company has appointed J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") as the sole bookrunner and lead manager of the issue of the Convertible Bonds (the "**Issue**").

2. DETAILS OF THE ISSUE

CapitaLand proposes to issue:

(a) approximately S$350 million principal amount of Convertible Bonds; and

(b) additional Convertible Bonds, pursuant to an exercise of an over-allotment option for up to an additional S$150 million principal amount of Convertible Bonds.

The terms of the Convertible Bonds will be confirmed upon the pricing of the Issue, following the completion of a bookbuilding exercise by JPMorgan.

3. PRICING OF THE CONVERTIBLE BONDS

Pricing of the Convertible Bonds is expected to take place before 6.00 am 6 October 2006 Singapore time. An announcement will be made by CapitaLand of the definitive terms of the Convertible Bonds following pricing.

4. STATUS OF CONVERTIBLE BONDS

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company, ranking *pari passu* without preference amongst themselves. The payment obligations of the Company under the Convertible Bonds will, save for certain specific exceptions and such exceptions as may be provided by applicable legislation, rank at least equally with all its other present and future unsecured and unsubordinated obligations.

5. LISTING OF CONVERTIBLE BONDS

An application will be made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing of the Convertible Bonds and the New Shares.

6. CONDITIONS

The issue of the Convertible Bonds is conditional upon, *inter alia*, the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the New Shares.

7. CLOSING DATE

The closing date for the Issue is expected to be on or about 15 November 2006.

8. USE OF THE PROCEEDS

CapitaLand expects to use the proceeds of the Issue to refinance its existing borrowings, finance new investments, and/or for working capital.

9. FINANCIAL EFFECTS OF THE ISSUE

The financial effects of the Issue will depend on the terms of the Convertible Bonds and will be disclosed in the announcement to be issued by the Company following the pricing of the Issue.

10. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDER

None of the Directors and substantial shareholder of the Company have any interest, direct or indirect, in the Issue.

By Order of the Board

Low Sai Choy
Company Secretary
5 October 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2016

1. INTRODUCTION

CapitaLand Limited (the "**Company**") wishes to announce that the Company has priced its offering (the "**Offer**") of convertible bonds due 15 November 2016 (the "**Convertible Bonds**"), which are convertible into new ordinary shares in the capital of the Company ("**Shares**"). J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") is the sole bookrunner and lead manager of the Offer. The Convertible Bonds have been fully placed to institutional investors and accredited investors.

2. PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

The principal terms and conditions of the Convertible Bonds are summarised as follows:

Issue Size	:	S$350 million principal amount of Convertible Bonds (excluding the over-allotment option referred to below).
Over-allotment Option	:	An additional S$150 million principal amount of Convertible Bonds under a 30-day over-allotment option granted by the Company to JPMorgan.
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions of the subscription agreement dated 5 October 2006 between the Company and JPMorgan, settlement and payment for the Convertible Bonds is expected to take place on 15 November 2006 in Singapore.
Interest	:	The Convertible Bonds will bear interest at the rate of 2.1 per cent. per annum.

Yield to Maturity	:	2.1 per cent. per annum.
Conversion Price	:	S$7.3136 for each New Share.
Conversion Premium	:	42.8 per cent. over the volume weighted average prices of the Shares on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from 29 September 2006 to 5 October 2006.
Conversion Period	:	Convertible at the option of the holder, at any time from 26 December 2006 to 5 November 2016.
Status of the New Shares	:	The Convertible Bonds constitute direct and unsecured obligations of the Company and shall at all times rank pari passu without preference or priority amongst themselves. The payment obligations of the Company under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.
Cash Settlement Option	:	The Company has the option to pay cash in lieu of issuing new Shares on conversion of the Convertible Bonds. The cash settlement amount will be based on the average of the volume weighted average price of the Shares on the SGX-ST for the five market days after the Company gives notice of its intention to exercise the cash settlement option.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 100 per cent. of their principal amount on the final redemption date.
Final Redemption Date	:	15 November 2016.
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Company to repurchase all their Convertible Bonds at a price equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption, in any of the following situations: • 15 November 2013; and • delisting of the Shares.
Redemption at the Option of the Company	:	All or a portion of the Convertible Bonds may be redeemed by the Company from 15 November 2011 until the seventh business day preceding the final redemption date, if the

		closing price of the Shares (as quoted on the SGX-ST) over the prescribed period is at least 125 per cent. of the conversion price. The redemption price will be equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption.
Listing	:	Application will be made to list the Convertible Bonds on the Official List of the SGX-ST.
Governing Law	:	English law.

3. NEW SHARES

The number of new Shares to be allotted and issued by the Company, pursuant to the full conversion of the Convertible Bonds, is 47,856,049 (based on the conversion price of S$7.3136 and assuming no adjustments to the conversion price). The 47,856,049 new Shares represent approximately 1.7 per cent. of the existing Shares in issue.

4. USE OF PROCEEDS

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$344 million (assuming no exercise of the over-allotment option). The Company intends to use the proceeds to refinance its existing borrowings, finance new investments, and/or for working capital.

5. FINANCIAL EFFECTS

For the purposes of illustration, the financial effects of the issue of the Convertible Bonds (excluding the over-allotment option), based on the audited consolidated financial statements of the Company and its subsidiaries (the "**Group**") as at 31 December 2005, and the unaudited consolidated financial statements of the Group as at 30 June 2006, on the share capital, net tangible assets ("**NTA**"), earnings and net gearing of the Group are as follows:

(a) Share Capital

	The Group and the Company	
Number of Shares	31 December 2005 '000	30 June 2006 '000
Before the issue of Convertible Bonds	2,750,503	2,773,408
After the issue of Convertible Bonds but before any conversion	2,750,503	2,773,408
Assuming full conversion of the Convertible Bonds	2,798,359	2,821,264

The number of outstanding share options under the CapitaLand Share Option Plan is as follows:

	The Company	
	31 December 2005 '000	30 June 2006 '000
Share options	64,060	63,631

(b) NTA

	The Group	
	31 December 2005 S$'000	30 June 2006 S$'000
NTA, as reported	6,622,316	6,468,455
Capital reserve arising from issue of the Convertible Bonds	47,950	47,950
Estimated issue expenses	(6,100)	(6,100)
Adjusted NTA after the issue of the Convertible Bonds but before any conversion	6,664,166	6,510,305
NTA per Share (S$)		
Before the issue of the Convertible Bonds	2.41	2.33
After the issue of the Convertible Bonds but before any conversion	2.42	2.35

Assuming full conversion of the Convertible Bonds, the effects on the NTA and NTA per Share would be as follows:

	The Group	
	31 December 2005 S$'000	30 June 2006 S$'000
Adjusted NTA	6,966,216	6,812,355
Adjusted NTA per Share (S$)	2.49	2.41

(c) Earnings

The interest expense in respect of the Convertible Bonds prior to any conversion will be the aggregate of 2.1 per cent. interest payable each year and the amortisation of the fair value of the conversion rights recorded on the date of issue. However, it is not possible to quantify the effects of the issue of the Convertible Bonds on the earnings of the Group until the proceeds from the issue of the Convertible Bonds have been deployed.

(d) Net Gearing

	The Group	
	31 December 2005 S$'000	30 June 2006 S$'000
Net borrowings, as reported	4,552,709	4,965,550
Decrease in net borrowings resulting from recording the fair value of the conversion rights upon the issue of the Convertible Bonds	(47,950)	(47,950)
Estimated issue expenses	6,100	6,100
Adjusted net borrowings after the issue of the Convertible Bonds but before any conversion	4,510,859	4,923,700
Total Equity, as reported	9,028,368	9,089,640
Capital reserve arising from issue of the Convertible Bonds	47,950	47,950
Estimated issue expenses	(6,100)	(6,100)
Adjusted Total Equity after the issue of the Convertible Bonds	9,070,218	9,131,490
Net gearing (number of times)		
As reported	0.50	0.55
After the issue of the Convertible Bonds	0.50	0.54

Assuming the full conversion of the Convertible Bonds, the effects on the net gearing of the Group would be as follows:

	The Group	
	31 December 2005 S$'000	30 June 2006 S$'000
Adjusted net borrowings assuming full conversion of the Convertible Bonds	4,208,809	4,621,650

	The Group	
	31 December 2005 S$'000	30 June 2006 S$'000
Adjusted Total Equity assuming full conversion of the Convertible Bonds	9,372,268	9,433,540
Net gearing (number of times)	0.45	0.49

By Order of the Board

Low Sai Choy
Company Secretary
Singapore, 6 October 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGES IN THE COMPOSITION OF NOMINATING COMMITTEE AND EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE

CapitaLand Limited ("CapitaLand") wishes to announce the following changes in the composition of its Nominating Committee ("NC") and Executive Resource and Compensation Committee ("ERCC") with effect from 9 October 2006:

(i) The stepping down of Mr Peter Seah Lim Huat as Chairman of NC and ERCC. Mr Seah will remain as Member of NC and ERCC.

(ii) The appointment of an existing Member of NC and ERCC, Mr Lim Chin Beng as Chairman of NC and ERCC.

(iii) The appointment of an existing Director, Mrs Arfat Pannir Selvam as Member of NC.

Following the aforementioned changes, the NC and ERCC of CapitaLand will comprise the following Directors:

Nominating Committee

Mr Lim Chin Beng – Chairman, Independent Non-executive Director
Mr Hsuan Owyang, Independent Non-executive Director
Mr Liew Mun Leong, Executive Director
Mr Peter Seah Lim Huat, Non-executive Director
Mrs Arfat Pannir Selvam, Independent Non-executive Director

Executive Resource and Compensation Committee

Mr Lim Chin Beng – Chairman, Independent Non-executive Director
Mr Hsuan Owyang, Independent Non-executive Director
Mr Peter Seah Lim Huat, Non-executive Director

By Order of the Board

Low Sai Choy
Company Secretary
6 October 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY, KERZNER CAPITALAND INTEGRATED RESORTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Singapore:

Name	:	Kerzner CapitaLand Integrated Resorts Pte. Ltd. ("KCIR")
Principal Activity	:	Development, construction and operation of an integrated resort
Share Capital	:	S$10 comprising 10 ordinary shares

CapitaLand Integrated Resorts Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 40% of the issued and paid-up share capital of KCIR, whilst the other 60% is held by Kerzner Investments Singapore Limited, a party unrelated to CapitaLand Group.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 October 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Oct-2006 07:28:44
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Capital reduction and capital distribution - effective date"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.capreduction.pdf Total size = **12K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in Republic of Singapore)
Company Registration Number 199506093G

CAPITAL REDUCTION AND CAPITAL DISTRIBUTION - EFFECTIVE DATE

Raffles Holdings Limited ("**RHL**" or the "**Company**") refers to the capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash for each ordinary share in the capital of the Company.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 15 June 2006 (the "**Circular**") in relation to, inter alia, the Capital Reduction and the Capital Distribution.*

The Company wishes to announce that it has on 9 October 2006 lodged an Order of Court and other documents as prescribed under the Companies Act, Chapter 50, with the Accounting and Corporate Regulatory Authority in Singapore, in relation to the Capital Reduction and the Capital Distribution, and that the special resolution for the Capital Reduction and the Capital Distribution that was passed at the Extraordinary General Meeting of the Company on 13 July 2006 has taken effect from 9 October 2006.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
9 October 2006

kerzner℠ CapitaLand

NEWS RELEASE

For Immediate Release

Kerzner and CapitaLand submit proposal for Sentosa Integrated Resort

Singapore, 10 October 2006 – Kerzner International (Kerzner) and CapitaLand Limited (CapitaLand) have submitted their joint proposal for the Sentosa Integrated Resort (IR) to the Singapore Government at Sentosa Island today.

Sol Kerzner, Chairman of Kerzner International, said, "We are excited about this submission to the Singapore Government. The proposal which Kerzner and CapitaLand have developed is one of its kind in the world. It combines the unique competencies and know-how of the partnership with the architectural brilliance of Frank Gehry and his team. This will be a truly integrated resort and will be the must-see tourist attraction in Asia, drawing families and tourists to Singapore from around the globe."

Butch Kerzner, CEO of Kerzner International said "We believe in the promise of Asia – that it will be the fastest growing and most dynamic story in tourism over the next several decades. Anyone that wants to leave an imprint on the world of tourism must be part of this story and we are honoured to have submitted this proposal to the Singapore Government. Singapore already has all the ingredients in place to support a major tourism investment and we hope to be part of this bright future."

Liew Mun Leong, President and CEO of CapitaLand Group, said, "Kerzner and CapitaLand have submitted a bold proposal to develop a unique and truly integrated world class resort at Sentosa. Kerzner has the proven expertise in pioneering world-renowned destination resorts, such as the Atlantis in The Bahamas and the Sun City in South Africa, which have successfully transformed the tourism landscape of the two countries. We are also very pleased to have Frank Gehry on the team. His creative genius invariably moves the human spirit, and has spun architecture-tourism, as clearly demonstrated by his achievement for Bilbao in Spain with his design of the Guggenheim Museum. As a local partner, CapitaLand is fully committed to avail its market knowledge, network and its real estate development capabilities to ensure that what Kerzner and CapitaLand promise to deliver will be a real wow for Singapore – a "must-see" Asian destination for tourists from around the world."

Kerzner will have the majority 60% stake in the IR, while CapitaLand will have the remaining 40%. The Sentosa IR will be the flagship property in Asia for Kerzner. If selected, this partnership is fully committed to create a distinctive family-oriented integrated resort to support the Singapore Tourism Board's 2015 vision of substantially increasing visitorship and tourism receipts for Singapore.

- ends -

kerzner℠ CapitaLand

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 10 October 2006

MEDIA ENQUIRIES

Kerzner International
Tel: (1) 242 363 6018
Email: Lauren.Snyder@kerzner.com

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand
Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

About Kerzner International Holdings Limited

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

kerzner[SM] CapitaLand

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

For more information concerning KIHL and its operating subsidiaries, visit www.kerzner.com.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information, please visit www.capitaland.com.

CapitaLand

For Immediate Release
10 October 2006

NEWS RELEASE

CapitaLand acquires residential site in Foshan City, Guangdong Province

Plans to build approximately 470 apartments on the site

Singapore, 10 October 2006 – CapitaLand has successfully clinched a residential development site in Foshan City in Guangdong Province for RMB303 million (S$60.6 million) in a government land auction, through its indirect wholly-owned subsidiary CapitaLand (China) Investment Co., Ltd. The 40,142-square metre residential site is located in the vibrant Chancheng district of Foshan municipality. The Chancheng district is an established residential neighbourhood located about three kilometres from Foshan's city center.

The site has a potential gross floor area of 79,997 square metres. CapitaLand plans to build, over the next two to three years, a residential development with approximately 470 apartments targeted at the high-mid segment of the market. In addition to a comprehensive range of condominium facilities, the development will also have 7,000 square metres of retail space.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "There has been an increase in demand for quality homes in Foshan over the last few years. Home prices have also been trending upwards at a steady pace. This is underpinned by the rising urban population and strong economic growth. People from other Chinese cities have been attracted by the employment opportunities in Foshan's vibrant manufacturing sector, which has over 30,000 companies. Foshan is a vibrant city with double-digit GDP growth over the last few years. In 2005, its GDP growth was

19.2%. The per capita disposable income was one of the highest in China, at RMB17,424 last year."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "About 25% of the entire site will be utilised for developing the condominium and complementary facilities. This, coupled with a greenery ratio of more than 35%, gives CapitaLand the opportunity to build an elegant condominium surrounded by beautiful sprawling gardens. The majority of the apartments will be generously-sized to meet the lifestyle needs of well-heeled Foshan residents. About 20% of the apartments will be slated for smaller units that are about 90 square metres or less in size. This is in accordance with the local urban planning guides. The first phase of the apartments will be ready for launch by the first quarter of 2008. The entire development is expected to be completed by 2009."

The site is located in Chancheng District of Foshan City. It is about two kilometres from the Foshan municipal government building and about three kilometres from Foshan's city center. The site is also near to good schools, serene parks, and other amenities.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2006. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About Foshan City

Foshan City covers an area of 3,813 square kilometres. There are about 5.8 million permanent residents with registered population of about 3.5 million. The main manufacturing industries include textile, ceramics, construction materials, electronics, and plastics. Annual industrial output in 2005 was RMB 546.4 billion, of which RMB181.8 billion was contributed by enterprises with foreign investments. Foreign enterprises in Foshan include Panasonic, Thomson, and Dupont while some of the Chinese brand names in Foshan are Kelon, Midea and Landbond.

The city is also home to about 100,000 traders in wholesale, retailing and restaurant services. Agricultural products, undergarments, textiles, nonferrous metal, motorcycles and furniture markets are well regarded by international buyers.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **10 October 2006**

Singapore

Media Contact
Nicole Neo
Communications
DID : (65) 68233218
Email : nicole.neo@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

China

Media Contact
Francis Li
Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	12-Oct-2006 10:43:34
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Holding Statement regarding CEO, Kerzner International
Description	Said Mr Liew Mun Leong, President and Group CEO, CapitaLand Group: "We are stunned by this very sad news. Our deepest condolences go out to Sol Kerzner and his family. CapitaLand, together with Kerzner International, is fully committed to continuing its bid for the integrated resort on Sentosa."
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) RETAIL CROWN PTE. LTD.
(II) RETAIL CROWN (BVI) LIMITED
(III) RETAIL RECM (BVI) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Retail Crown Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
	Place of Incorporation	:	Singapore
(II)	Name	:	Retail Crown (BVI) Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-Up Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	British Virgin Islands
(III)	Name	:	Retail RECM (BVI) Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-Up Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	British Virgin Islands

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 October 2006

kerzner[SM] CapitaLand

NEWS RELEASE

For Immediate Release

Kerzner and CapitaLand reiterate commitment to Sentosa IR bid

Singapore, 12 October 2006 – Kerzner International Holdings Limited (Kerzner) and CapitaLand Limited (CapitaLand) today reiterated their commitment to proceed with the bid for the Sentosa Integrated Resort (IR) in Singapore despite the tragic death of Kerzner's Chief Executive Officer Butch Kerzner in an accident yesterday.

Kerzner and CapitaLand's presentations to the Government on their IR proposal will proceed as scheduled. A full team of top executives from both Kerzner and CapitaLand will present the proposal to the relevant committees from the Singapore Government.

For the first presentation, included in the team from Kerzner are several members of the Kerzner Board and senior executives, including Tobin Prior, President of Kerzner's International Division, who has been working exclusively on the project for the past 9 months, and from CapitaLand Group, its President and CEO Liew Mun Leong and other executives.

Also attending the presentations will be Kerzner's Acting CEO Paul O'Neil who, as a member of the Board and previous member of Kerzner's top management, is very familiar with the Sentosa IR project. The presentations will be supported by a team of executives from both companies, most of whom are working on a dedicated basis on the project. This includes Ian Douglas, Kerzner's Development Director for Singapore, who relocated here in 2004 to focus exclusively on this project.

Kerzner and CapitaLand have already submitted a comprehensive proposal in response to the Sentosa RFP, leveraging each company's complementary strengths to develop a must-visit family destination Integrated Resort at Sentosa. As partners, the consortium looks forward to presenting its proposal to the Singapore Government and showcasing the shared vision for Sentosa and Singapore.

- ends -

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 12 October 2006

kerzner℠ CapitaLand

MEDIA ENQUIRIES

Kerzner International
Tel: (1) 242 363 6018
Email: Lauren.Snyder@kerzner.com

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand
Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

About Kerzner International Holdings Limited

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

kerzner℠ CapitaLand

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

For more information concerning KIHL and its operating subsidiaries, visit www.kerzner.com.

About CapitaLand

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information, please visit www.capitaland.com.

kerzner℠ CapitaLand

NEWS RELEASE

Kerzner CapitaLand's Proposed Sentosa IR
***Atlantis Sentosa* - total investment of S$5.28 billion**
World's first resort to incorporate 21st century technologies and edutainment for families

Singapore, 16 October 2006 – Kerzner CapitaLand Integrated Resorts Pte Ltd (Kerzner CapitaLand) today presented their proposal to the Singapore Government for an integrated resort with a total investment of S$5.28 billion.

The proposed integrated resort will be named *Atlantis Sentosa*. The resort is based on unique, world-leading technologies and will incorporate many world-firsts, including utilising robotics and the next generation of interactive technologies which take the established family entertainment rides and the aquarium experience into a dimension never before created.

Atlantis Sentosa will leverage the great strength of the Atlantis brand, combining the unique, award-winning family entertainment concepts that Kerzner has successfully developed for its integrated resorts in The Bahamas and Dubai, and revolutionised with next-generation technology and new paradigms in edutainment.

The presentation to the Singapore Government was led by Chairman of Kerzner International Holdings Limited (Kerzner) Mr Sol Kerzner and President and CEO of CapitaLand Group (CapitaLand) Mr Liew Mun Leong. Others in the team included Kerzner executives Mr Tobin Prior, President, International Division, and Mr Paul O'Neil, Acting CEO.

Architecture and Design Team
The architecture and design team is led by principal architect and designer Mr Frank O. Gehry, named by Forbes Magazine as the world's greatest living architect. The team includes Mr Greg Lynn of Greg Lynn FORM, named by Forbes Magazine in 2005 as one of the ten most influential living architects globally and by Time Magazine as one of the 100 most innovative people in the world for the 21st century.

The team also includes Mr Peter Arnell of the Arnell Group, one of the world's most admired specialists in brand creation and holistic marketing; HKS, one of the top five architectural firms in the US; RSP Architects Planners & Engineers, one of the largest and most established practices in Singapore and South East Asia; and Schlaich Bergermann und Partner, considered world masters in structural engineering.

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Also attending the meeting with the Singapore Government were Mr Jonathan Langer, Managing Director of Goldman Sachs & Co, and Mr Thomas J. Barrack Jr., Founder, Chairman and CEO of Colony Capital, LLC. Both companies are part of an investor group which includes Istithmar PJSC, Baron Capital, and The Related Companies. The Kerzner family, together with the investor group, acquired Kerzner International earlier this year resulting in the privatisation of the company.

About Atlantis Sentosa
There will be a blurring of reality and the virtual, and the experience will be created by a cutting-edge technology specialist team including Professor Rodney Brooks of Massachusetts Institute of Technology (MIT) Computer Science and Artificial Intelligence Laboratory (CSAIL), Mr Walt Conti of Edge Innovations and Ms Flavia Sparacino of Sensing Places.

Professor Brooks is one of the world's leading roboticists and is also the co-founder of iRobot, the global leader in the design and manufacture of millions of intelligent robots. He was also part of the team that built Genghis, an insect-like walking robot that became the prototype both for Sony's AIBO dog-like robot, and for NASA's Sojourner that landed on Mars in 1997.

Mr Walt Conti is the Founder of Edge Innovations, the undisputed leader in animatronics. He creates some of the world's most successful and sophisticated animatronic characters, for example, the killer whale in the movie *Free Willy.* Ms Sparacino is head of Sensing Places, a technologically advanced design firm that builds interactive narrative spaces, body-driven information spaces, and interactive art installations.

Mr Kerzner said, "This will be one of the great wonders of the world. It represents what Atlantis will be like - perhaps in the year 3000. This is what we do best – creating unique family experiences that provide continual entertainment engaging all the senses, regardless of whether this is your first or tenth visit. We have assembled the ideal team to accomplish this, leveraging complementary strengths, creativity and know-how."

"We are fully committed to the Sentosa Integrated Resort, and our commitment is underscored by our proposed investment of S$5.28 billion. The Singapore Government has offered an exceptional opportunity to be part of a transformation that will further build tourism in Singapore and draw family visitors from around the world," he added.

Mr Liew said, "Asia is projected to be the fastest growing tourism market in the next decade. The Government's decision to develop an iconic and distinctive tourist destination at Sentosa demonstrates its foresight to differentiate Singapore from its competitors and to ensure that the country is well-positioned to benefit from this tourism boom. The Kerzner CapitaLand proposal pushes the boundaries of technology and the family leisure experience. It has been conceptualised to complement the Singapore of today and of the future.

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"As Singapore's leading international real estate company, and a partner to Kerzner, we want to contribute to Singapore's tourism success by developing a must-see, family-oriented Asian destination. It will be a magnet for tourists globally."

- ends -

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 16 October 2006

MEDIA ENQUIRIES

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand
Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

Gehry Partners, LLP
www.foga.com

Gehry Partners, LLP is a full service architecture firm with broad international experience in museum, theatre, performance, academic and commercial projects. Founded in 1962 and located in Los Angeles, California, Gehry Partners currently has a staff of over 160 people. Every project undertaken by Gehry Partners is designed personally and directly by Frank Gehry.

The staff of Gehry Partners includes a large number of senior architects who have extensive experience in the technical development of building systems and construction documents, and who are highly qualified in the management of complex construction projects. This development and management process is aided by Digital Project, a sophisticated 3-dimensional computer modelling programme adapted from French aerospace engineering software, developed by Gehry Partners.

The work of Gehry Partners has been featured widely in national and international newspapers and magazines, and has been exhibited in major museums throughout the world. Recent and current projects include:

- Guggenheim Museum Bilbao in Bilbao, Spain
- Walt Disney Concert Hall in Los Angeles, California
- Experience Music Project in Seattle, Washington
- Millennium Park Music Pavilion and Great Lawn in Chicago, Illinois
- Team Disneyland Administration Building in Anaheim, California
- Nationale-Nederlanden Building in Prague, Czech Republic

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CapitaLand

Greg Lynn FORM
www.glform.com

Greg Lynn FORM was established in 1994 in the US. It is at the cutting edge of design in the field of architecture when it comes to the use of computer-aided design. The projects, publications, teachings and writings associated with the office have been influential in the acceptance and use of advanced technology for design and fabrication.

Its founder, Greg Lynn, was named by Forbes magazine in 2005 as one of the 10 most influential living architects and Time Magazine named him one of 100 of the most innovative people in the world for the 21st century. He received the American Academy of Arts & Letters Architecture Award in 2003. Greg Lynn has taught and lectured around the world as the Professor of Spatial Conception and Exploration at the ETH (Swiss Federal Institute of Technology) in Zurich and as an Adjunct Assistant Professor at Columbia University. In the fall of 2002, he became a Master Professor at the "Angewandte" in Vienna, Austria. In addition, he is presently a Studio Professor at UCLA in Los Angeles and the Davenport Professor at Yale University. His architectural designs have received numerous awards and have been exhibited in both architecture and art museums, including the 2000 Venice Biennale of Architecture where his work was represented in the U.S., Austrian and Italian Pavilions.

His Korean Presbyterian Church of New York was officially listed by the NYC Landmarks Commission as one of the thirty most important buildings built in the city in the last 30 years. It was also named by the National Building Museum in Washington as one of four civic buildings that "shaped the public realm" in America along with the Getty Center, Milwaukee Art Museum and Walt Disney Concert Hall.

Arnell Group
www.arnellgroup.com

Arnell Group is a multidisciplinary marketing and branding firm that specialises in devising innovative and distinctive solutions for branding and design challenges. Its Founder, Chairman and Chief Creative Officer is Peter Arnell, an architect and designer whose education and work in architecture and design led him into the corporate identity, graphic arts and communications field where he created the omni marks and image identity for such noted global companies as Donna Karan, DKNY, ConEdison and Samsung. He has been published extensively as an accomplished photographer and has written and directed over 300 commercial films for such clients as Chanel, Reebok and Chrysler.

Mr. Arnell has played a significant role in establishing brand platforms and marketing strategies for many leading global brands including: creating and developing the DKNY brand for Donna Karan/DKNY; repositioning Banana Republic from a niche retail boutique to the ubiquitous chain; and conceptualising, creating and launching the Rbk brand for Reebok, which spearheaded the turnaround of the company. The development of the critical "Simply Samsung" and "Everyone's Invited" platforms and campaign spearheaded the turnaround of Samsung from a little-known Korean company into the consumer electronics giant it is today.

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HKS
www.hksinc.com

HKS has a 65-year history and is one of the top five architectural firms in the US. It is a leader among US architectural design firms, and is recognised for its unique ability to both create and deliver buildings of distinction through award-winning architectural, planning, structural engineering, and interior and graphic design services.

The firm, headquartered in Dallas, has offices in Atlanta, Fort Worth, Las Vegas, Los Angeles, Orange County, Orlando, Phoenix, Richmond, Salt Lake City, San Francisco, Tampa, Washington DC, Mexico City and London. Its project experience includes corporate headquarters, office buildings, healthcare facilities, sports facilities, hotels and resorts, banks, justice and aviation facilities, religious, public buildings, multi-family housing, educational facilities, retail, and industrial projects located in 650 cities located in 45 states, the District of Columbia, and 36 foreign countries.

RSP Architects Planners & Engineers
www.rsp.com.sg

RSP Architects Planners & Engineers (Pte) Ltd is one of the largest and most established practices in Singapore and South East Asia. Together with its own mechanical and electrical engineering and interior design subsidiaries, Squire Mech Pte Ltd and RSP Interiors Pte Ltd, it has combined staff strength of close to 800.

The RSP Group of consulting firms offers multi-disciplinary professional service in architecture, city planning, urban design, civil and structural engineering, mechanical and electrical engineering and interior design. The scope of these services includes planning, design, supervision and administration of building contracts and construction management.

RSP has offices in 10 overseas cities, namely, Kuala Lumpur, Bangalore, Hyderabad, Mumbai, Chennai, Dubai, Abu Dhabi, Beijing, Shanghai and Ho Chi Minh City. The RSP Group has worked on projects in 15 countries including Malaysia, Brunei, Indonesia, Myanmar, Philippines, Vietnam, China, India, Sri Lanka, Taiwan, Bahrain, United Arab Emirates, Saudi Arabia, Portugal, and the United Kingdom.

Schlaich Bergermann und Partner
www.sbp.de/en/fla/mittig.html

Founded by Jörg Schlaich and Rudolf Bergermann in 1980, Schlaich Bergermann und Partner is an independent consulting civil and structural engineering firm and a world leader in structural engineering. Many of its innovations have paved the way for future methods of design. In fact, Schlaich is credited with inventing the strut-and-tie model for reinforced concrete.

Schlaich Bergermann und Partner's work is renowned for its sophisticated engineering, individuality and attention to aesthetics, and ranges from wide-span lightweight roofs, bridges and slender towers to innovative solar energy power plants. Some of the significant projects that the company has done include the roof of the Munich Olympics Stadium and the Tin Kau Bridge in Hong Kong. They are also involved in the construction of the Freedom Tower at Ground Zero in New York as planners of the supporting framework for the 125-metre high needle.

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Schlaich Bergermann und Partners are not just leaders in their field, but strong believers in social responsibility. The Hooghly Bridge in Calcutta, completed in 1992 and at that time the longest cable-stayed bridge in Asia with a span of 457 metres, was built using local materials and workforce. In addition, the company used the traditional riveting method instead of welding. Schlaich also invented the solar tower (or solar chimney).

Dr. Rodney Brooks

Rodney Brooks is one of the world's leading roboticist and currently serves as Director of MIT's Computer Science & Artificial Intelligence Laboratory (www.csail.mit.edu) and the Panasonic Professor of Robotics. Dr. Brooks is also the Co-founder and Chief Technology Officer and Executive Board Member of iRobot Corporation the world's only pure-play and publicly traded robotics company (NASDAQ: IRBT, www.irobot.com). Earlier this decade, he was a General Partner in Robotics Ventures, a successful robotics venture capital fund.

Dr. Brooks has devoted his life to building intelligent robots and his ultimate goal is to build a living machine. Along with Colin Angle, now CEO of iRobot, he built Genghis, an insect-like walking robot that became the prototype both for Sony's AIBO dog-like robot, and for NASA's Sojourner that landed on Mars in 1997.

Dr Brooks is a member of the steering committee of the World Wide Web Consortium, a group of over 300 companies that together with the staff of CSAIL set the standards (such as HTML) under which the Web operates. The inventor of the World Wide Web, Sir Timothy Berners-Lee is a member of CSAIL and reports directly to Dr. Brooks.

Dr Brooks is also a member of the National Academy of Engineering and a founding fellow of the American Association of Artificial Intelligence. He is also a fellow of the American Association for the Advancement of Science and of the Association for Computing Machinery, as well as a corresponding member of the Australian Academy of Science. He was the recipient of a Computers and Thought Award at the 1991 International Joint Conference on Artificial Intelligence.

In his role as the Co-founder and Chief Technology Officer of iRobot Corporation, Dr. Brooks is one of the main architects of innovative robots, including the development of the iRobot PackBot® Tactical Mobile Robots for military use in the US. It is a tier one participant in the US Army's Future Combat System programme - currently budgeted at US$165 billion over the next decade. It is the only tier one company that is not already a large-scale defence contractor.

Massachusetts Institute of Technology (MIT) Computer Science and Artificial Intelligence Laboratory (CSAIL)
www.csail.mit.edu

The MIT Computer Science and Artificial Intelligence Laboratory is one of the world's top research centres for computer science, electrical engineering, and artificial intelligence. Its research activities span robotics, hardware and software computational systems, computer language, learning, and vision, as well as computational models of physical, biological, and social systems. The CSAIL has 93 Principal Investigators and over 400 ongoing research projects

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Walt Conti / Edge Innovations
www.edgefx.com

Edge Innovations is the undisputed world leader in creating hyper-realistic, aquatic-based robotic characters, and has worked extensively in the Film, Television, and Theme Park industries.

Its founder, Walt Conti, has inspired and led his talented team in the design and creation of some of the world's most successful and sophisticated animatronic characters ever built. From its inception in 1991, Edge has been combining world-class engineering, design, artistry, and the study of animal behaviour to create characters that have entertained millions of people throughout the world.

Over the past 15 years, Edge Innovations has developed unique and proprietary technologies that have enabled the company to create complex, yet reliable, robotic systems that can operate in harsh environments and in close proximity to guests. Some of these systems have been operating continuously 12hours/day over tens of millions of cycles.

Walt and Edge Innovations have been featured numerous times in both the print and television media, including NBC Dateline, CNET, Entertainment Tonight, Time Magazine, Fortune, Der Spiegel, Wired, Premiere, LA and NY Times, and National Public Radio. Walt was named one of the top 100 people in entertainment (Entertainment Weekly 1998), and was selected "CEO of the week" by Silicon Valley Business.

Sensing Places
www.sensingplaces.com

Founded in 2002 by Ms Flavia Sparacino, Ph.D., this company is a spin-off from the prestigious Massachusetts Institute of Technology, where Sparacino conducted research in real-time body tracking and interactive cinema for seven years and also licensed 13 inventions for various interactive entertainment devices and technologies.

Sensing Places is a technologically advanced design firm that builds interactive narrative spaces, body-driven information spaces, and interactive art installations. These spaces are orchestrated so that the physical presence/motion of people drives the presentation of digital media projected on large screens and innovative media displays and/or streamed to portable devices such as phones and PDAs. The company has also developed in-house state-of-the-art dedicated authoring techniques for sensor-driven multimedia.

Kerzner International Holdings Limited
www.kerzner.com

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

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Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

CapitaLand
www.capitaland.com

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

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Miscellaneous

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Oct-2006 12:51:48
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Fact Sheet Outlining Atlantis Sentosa Proposal
Description	Attached Media Fact Sheet issued by Kerzner International and CapitaLand Limited is for information.
Attachments:	IR.factsheet.pdf Total size = **167K** (2048K size limit recommended)

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MEDIA FACTSHEET

Atlantis Sentosa Partnerships

FOOD AND BEVERAGE

Joel Robuchon
www.robuchon.com

The legendary Joel Robuchon is the winner of the prized "Meilleur Ouvrier de France" award and is known as the "chef of the century". He was the first—and youngest—chef to win three consecutive Michelin stars at the age of 38. A purist who uses only the highest-quality ingredients, Robuchon has a deceptively simple approach: respect the original flavour.

Renowned for his obsession for detail, Robuchon's intense technical precision saw him limiting the number of diners in his elite *Joel Robuchon* restaurant in Paris to a mere 40. With an average three-month waiting list for a table, his restaurant was hailed by the International Herald Tribune as the Best Restaurant in the World.

Gordon Ramsay
www.gordonramsay.com

At age 19, Gordon Ramsay entered the world of cookery, launching an enormously successful career and business. In 1993, Gordon became the head chef of the newly opened Aubergine restaurant in 1993 where he won many accolades including two Michelin stars within three years of opening. In 1998 at the age of 31, Gordon set up his first wholly owned restaurant, Gordon Ramsay in Chelsea which gained its third Michelin star in the Michelin Red Guide Great Britain & Ireland in January 2001. The restaurant was also voted the Top Restaurant in the U.K. and was also named as the best Fine Dining Restaurant in the 2001 Harden's Guide. These ratings continued in 2002, 2003, 2004 and 2005.

Gordon won The Chef of the Year Award at the Cateys in June 2000 and he subsequently opened Gordon Ramsay at Claridge's in 2001 which gained a Michelin star in 2003. In 2005, Gordon opened his first restaurant in Japan at The Conrad Tokyo, the city's newest luxury hotel with Andrew Cook leading the kitchen brigade. The year was rounded off with Gordon's award of an OBE (Order of the British Empire) in the New Year's Honours list.

Santi Santamaria
www.canfabes.com

Santi Santamaría of Can Fabes restaurant in Sant Celoni, Spain, is the first Catalan chef to have his restaurant awarded Michelin three stars, an extraordinary achievement in the gastronomy world. The 2000 Michelin Guide to Spain and Portugal considers El Racó de Can Fabes the best restaurant in Spain, renewing its three stars and qualifying it with four red forks.

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Deeply inspired by his Catalan heritage and traditions, Santamaría carefully transforms the diverse range of ingredients from its purest form into simple yet magnificent expressions flavours. He is completely self-taught and has never worked in any other restaurant in his life. He honed and refined his technical skills by learning from the people who worked with him and taking extensive gastronomic trips throughout Europe.

In 1991 his restaurant was admitted as a member to Relais & Châteaux as a Relais Gourmand, of which he is currently the Vice-President of the Spanish delegation. In 1993 he joined the exclusive club of Traditions & Qualité, Les Grandes Tables du Monde, of which he is now the representative for Spain. He has published several chef books that have won numerous awards. His 2001 book, El món culinari de Santi Santamaria. El gust de la diversitat, is recognised as the best chef book published in Catalan.

Neil Perry
www.rockpool.com

Neil Perry is one of Australia's leading and most influential chefs. He has managed several quality restaurants in Sydney and today concentrates on his flagship brand, Rockpool restaurant in Sydney, and Rockpool Consulting, with Rockpool Bar and Grill in Melbourne's Crown Casino complex due to open mid October, 2006.

Neil is also author of three recipe books; *'Rockpool,' 'Simply Asian'* and just recently *'The Food I Love;'* four classical/recipe CD's; creator of a range of Neil Perry Fresh food products in conjunction with Woolworth's Supermarkets; and a television presenter on The LifeStyle Channel with whom he has produced several series around the region under the banners of Food Source, Fresh & Fast and most recently Rockpool Sessions.

Over the last 17 years, Rockpool has consistently been highly recommended by food critics throughout Australia and the world. Most recently, Rockpool won Australian Gourmet Traveller's Restaurant of the Year 2004 award.

Nobu Matsuhisa
www.nobumatsuhisa.com

Nobuyuki Matsuhisa—known to the world simply as "Nobu"—is the acclaimed and highly influential chef proprietor of Nobu, Matsuhisa and Ubon restaurants all over the globe, from Beverly Hills to New York City, London to Tokyo, Aspen to Milan, Las Vegas to Miami Beach.

Some of Nobu's personal honours from the culinary community are America's 10 Best New Chefs by Food and Wine Magazine (1989), Southern California's Rising Stars by Los Angeles Times Magazine (1998), induction into Who's Who of Food and Beverage in America by the James Beard Foundation (2002), and nomination for Outstanding Chef by the James Beard Foundation (1997, 1999, 2000, 2001, 2002, 2003, 2004, 2005).

Notable citations bestowed upon Nobu's restaurants include Matsuhisa chosen as one of the Top Ten Restaurant Destinations in the world by the New York Times (1993), Nobu awarded Best New Restaurant by the James Beard Foundation (1995), Nobu awarded Three Stars by Ruth Reichl of the New York Times (1995), Nobu London awarded One Michelin Star (1997), and Next Door Nobu awarded Three Stars by Ruth Reichl of the New York Times (1998).

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Lang Yi Fang

Few people in Shanghai are unaware of the Lu Bo Lang restaurant in the Yuyuan Garden area. The eatery, a Ming-style pavilion, has received more than 40 heads of state including Queen Elizabeth II and U.S. President Bill Clinton. Lang Yi Fang was the private room where all the heads of state dined. Zhou Jinhua was the chef who prepared the Shanghai-style dim sum. He has won almost all the top national titles in China's culinary industry, including being named "China's Culinary Master".

The Lang Yi Fang restaurant, named after this famous private room, is Chef Zhou Jinhua's latest masterpiece located inside the Super Brand Mall, Asia's largest shopping mall located in Pudong's Lujiazui area. With one of the most spectacular views of Shanghai, the Huangpu River and the Bund promenade, Lang Yi Fang serves all the favourites of the Lu Bo Lang while adding new features.

More than 10 of its dishes have been declared "Chinese Famous Cuisine" and "Shanghai Famous Delicacies". Lang Yi Fang has also won gold medals at several international Chinese cuisine competitions, and won a special gold medal at the 4th World Championships of Chinese Cuisine held in Malaysia in 2002 for its shark's fin.

Sanjeev Kapoor
www.sanjeevkapoor.com

Sanjeev Kapoor is the most celebrated face of Indian cuisine today. Chef Extraordinaire, TV show host, author of best selling cookbooks, restaurant consultant and winner of several culinary awards, he is living his dream of making Indian cuisine the number one cuisine in the world.

Khana Khazana, the cookery show on television he has hosted for past 13 years has won 'Best Cookery Show' award by Indian Television Academy (ITA) and Indian Telly awards year after year. As a restaurant consultant he has granted his franchise to Sanjeev Kapoor's Khazana at Al Nasr Leisureland in Dubai, UAE, Grain of Salt, Kolkata, and "The Yellow Chilli" chain of restaurants in Ludhiana, Jalandhar, Amritsar, Delhi, Noida, Panchkula, Faridabad, Guwahati and Saibabad. Sanjeev Kapoor's Khazana, a wide range of finger licking Pickles, Blended Masalas, Sprinklers and 123 Ready To Cook Mixes have already created millions of admirers nationwide. He was recently conferred the 'Award for Brand Excellence' at the fifth Indira Awards.

Pierre Hermé
www.pierreherme.com

Heir to four generations of bakery and pastry-making tradition, Pierre Hermé began his career at the age of 14 as an apprentice to Gaston Lenôtre. At 20, he became a pastry chef. His creativity, technical mastery and interest in sharing his expertise have earned him the respect and esteem of the entire profession. At the end of 1996, he left Fauchon to create Pierre Hermé Paris® with his business partner Charles Znaty that opened in Tokyo in 1998. He also opened a pastry shop in Paris in 2001 which was an instant success.

Famous in France, Japan and the United States, the man that Vogue called "the Picasso of Pastry" revolutionised pastry-making with regard to taste and modernity. At Pierre Hermé Paris, the pastry decors are discreet, the techniques constantly revised. Daily, enthusiastic gourmets have rediscovered his creations and connoisseurs from the world over flock to this temple of sweet delights.

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Early 2005, Tokyo saw the inauguration of the latest concepts of Pierre Hermé Paris: a Luxury Convenience Store and Chocolat Bar located in the Omotesando district, where all major imported brands and great fashion houses present in Japan have a shop. Finally, a Pierre Hermé Paris shop-in-shop within Department Store Isetan Shinjuku, is opening this December 2006.

Alan Yau

Credited by Gourmet Magazine with personally altering the edible landscape of London, Alan Yau is indeed a culinary genius. As the creator of Wagamama, Yau is responsible for formulating the most dynamic dining concept of the 1990s. These days, he is best known as the owner of the ineffably-stylish Hakkasan, which is officially the best Chinese restaurant in the UK and one of the only Chinese restaurants in Europe to boast a starred rating in the Michelin Guide.

Yau's reputation as one of the country's most influential restaurateurs was recognized with an award at the Carlton London Restaurant Awards in 2001 and then again more recently at the Catey's 2005. Alan Yau was awarded the OBE in 2006 for his contributions to the British restaurant industry.

ENTERTAINMENT

Media Asia Entertainment Group Ltd.
The only international media company listed in Singapore, Media Asia Entertainment Group Ltd is one of Asia's largest film studios, producing 8 to 10 films annually and over 50 films, total, since 1994, distributed to more than 52 major international markets through relationships with five leading regional pay television groups and 50 film distributors, as well as controlling a library of 269 Chinese language films. The studio also has a strategic 70/30 joint venture with China Film Group (CFG), the PRC's most important film company.

Among the studio's own current slate of films released this year was "The Banquet," starring the award-winning Zhang Zhiyi and directed by Feng Xiao-Gang, representing one of the largest production budget films ever in Asia. Over the past 10 years, Media Asia Entertainment Group films have won 111 prizes in international competition, and have been nominated 269 times, including at such events as Cannes, the Berlin Film Festival, the Tokyo International Film Festival, the Venice Biennale, the Hong Kong Film Awards and the Taipei Golden Horse Film Festival.

Among the studio's most celebrated titles are Initial D (Hong Kong's No. 1 film in 2005); A World Without Thieves (2004); and the all-time Asia-wide box office success, Infernal Affairs Trilogy (2002-2003) which won more than 32 awards, as well as, most recently, 2006's Berlin Silver Bear winner, Isabella. A US remake of Infernal Affairs, to be called The Departed, is currently scheduled for a Fall 2006 release by Warner Brothers, directed by Martin Scorcese with all-star US cast, including Leonardo DiCaprio, Matt Damon, Jack Nicholson, Mark Wahlberg, Alec Baldwin and Martin Sheen.

MTV Asia
www.mtvasia.com

MTV is the world's largest television network and the leading multimedia brand for youth. It is also the No. 1 international channel for reaching young adults aged 15-24 and consumers aged 15-34 in Asia (Young Asians 2005 and PAX Q106), viewed by more young adults than any other music channel.

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In 2006, MTV was named 'World's Biggest Pure Media Brand' for the seventh consecutive year, ranking in the top 50 of The World's Most Valuable Brands overall (research by Interbrand in cooperation with Business Week).

FAMILY

Johnson & Johnson
www.jnj.com

Johnson & Johnson Consumer Products Company, a division of Johnson & Johnson Consumer Companies, Inc., develops and markets baby care, wound care and skin care products that address the needs of the consumer and health care professionals and incorporate the latest innovations. The portfolio includes heritage brands JOHNSON'S® Baby and BAND-AID® Brand Adhesive Bandages as well as leading skin care brands such as AVEENO® and CLEAN & CLEAR®.

WATER ATTRACTION / AQUARIUM CONSULTANTS

Dr. Bruce Carlson (Georgia Aquarium)

Bruce Carlson was appointed Director of the Waikiki Aquarium in 1990. In 1992, he began work on a US$3 million renovation of the old Aquarium. The Waikiki Aquarium is now considered one of the finest "small" aquariums in the world. It is also the third oldest aquarium in the nation and celebrated its 100th anniversary on March 19, 2004. Under his Direction, the Aquarium operated on a budget of about US$2.5 million annually and employed 38 full time staff assisted by more than 200 trained volunteers from the community.

In 2002, after 26 years working at the Waikiki Aquarium, Bruce joined the Georgia Aquarium project in Atlanta where he now serves as the Vice President for Life Sciences. He is responsible for all of the new exhibits and research programs for this $200 million facility which opened in 2005.

J. Charles Delbeek (Waikiki Aquarium)

J. Charles Delbeek has been with the Waikiki Aquarium in Hawaii since 1995. He has been caring for marine organisms in closed systems for over 30 years and he currently maintains six exhibits at the Waikiki Aquarium ranging from a 12-gallon live coral exhibit to a 5500-gallon indoor south Pacific live coral and fish exhibit.

His professional interests include the ecology and captive husbandry of marine fishes, corals, aquatic plants and cephalopods. Charles' latest projects included the construction of 5500 and 1200-gallon living reef displays opened in June of 2002 at the Waikiki Aquarium, a 4000-gallon coral farm completed in the summer of 2004, and an outdoor giant clam display completed in March of 2005.

kerzner[SM] CapitaLand

Charles has lectured at over 45 aquarium-related conferences and meetings, and published over 65 articles in the popular aquarium literature in the last 20 years. In addition to his lecturing and writing, Charles has provided consulting services to the Georgia Aquarium, Kerzner International, the California Academy of Sciences, the Long Beach Aquarium, the Horniman Museum, Lazenby Design Associates, Tenji Inc., Ewah Women's University, Pacific Ecological Systems and Wayne's Ocean World.

Association for Marine Exploration (A-ME)
www.marineexploration.org

The Association for Marine Exploration (A-ME) conducts and facilitates innovative scientific exploration of undersea environments. Through the novel application of advanced diving equipment and techniques, they provide unprecedented opportunities for research and discovery in ways not possible by conventional means. The overriding goal of the organisation is to foster increased knowledge about the ocean and its inhabitants, enabling better understanding and more effective preservation of a wide range of marine habitats. The organisation serves the scientific and diving community as a vehicle to obtain previously inaccessible data that enables new insights and discoveries about the underwater world.

A-ME is a non-profit organization in the state of Hawaii, and operates exclusively for charitable, scientific, and/or educational purposes. A-ME Directors and Advisors have extensive experience conducting and participating in scientific projects and expeditions to remote localities throughout the Indo-Pacific and tropical Eastern Pacific Ocean. Many of these expeditions have involved advanced diving technology to explore reef habitat at depths of 200-500 feet (60-150 meters), resulting in the discovery of dozens of new species. Results from these expeditions can be found among the extensive list of publications authored by Board Members. A-ME continues to serve the research and diving community with updated information.

Dr Richard Pyle

Dr. Richard Pyle has worked in the fish collection of the Bernice P. Bishop Museum in Honolulu since 1986, where he is currently Database Coordinator for Natural Sciences, developing and managing database systems for the Museum's natural history data in conjunction with the Pacific Basin Information Node (PBIN) of the U.S. National Biological Information Infrastructure (NBII). He received his doctorate in fish systematics from the University of Hawaii in 2003.

Dr. Pyle was among the pioneers of modern Technical Diving in the late 1980's. In 1994 he began as a test-diver for the prototype Cis-Lunar MK-4 closed-circuit re-breather, and has travelled the Pacific in search of new species of fishes on deep coral reefs—which he and his colleagues are discovering at a rate of eleven new species per hour of bottom time.

Dr. Pyle has authored over a hundred scientific, technical, and popular articles and has been featured in dozens of documentary films (including the IMAX film, "Coral-Reef Adventure"). He was a founding member and is currently on the Board of Directors for the Association for Marine Exploration—a non-profit organization dedicated to conducting innovative scientific exploration using advanced diving equipment and techniques. In 2004, he was selected by *Esquire* magazine for the "Best and Brightest" issue, and was also the recipient of the "GEnius Award" from General Electric to help support his research; and in 2005 he received the prestigious NOGI Award for the Science category.

kerzner℠ CapitaLand

Tenji, Inc.
www.tenji.com

Tenji, Inc. brings over 35 combined years of professional, successful, public aquarium exhibit design development, installation and operational experience to every team it joins. Its roots are in the husbandry aspects of aquatic displays. Services include concept and design development; innovative aquarium design with emphasis on jellies and children's exhibits; species selection based on aesthetics, message-relevance, suitability and compatibility; species/specimen sources; life support and functional service space and animal holding design; coordination of design, engineering, fabrication and installation of aquariums and life support packages; lighting effects; water motion effects; audience-specific content development and biological writing; husbandry and natural history expertise extending well beyond aquatic environments; and particular attention to aesthetics, sightlines and seamless integration between infrastructure and exhibits.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Oct-2006 19:59:10
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Fact Sheet Outlining Atlantis Sentosa Proposal
Description	Attached the second Media Fact Sheet, with photographs, issued by Kerzner International and CapitaLand Limited are for information.
Attachments:	pics.pdf AtlantisSentosa.factsheet.17Oct06.pdf Total size = **783K** (2048K size limit recommended)

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kerzner℠ CapitaLand

MEDIA FACTSHEET

Atlantis Sentosa

Resort Name	**Atlantis Sentosa**
Inspiration	• Designed specifically for Singapore and will not be repeated ever • To re-invent the Atlantis experience for the 21st Century • A fully integrated immersive experience that engages and inspires • To be one of the great wonders of the world • Interactive architecture utilising 21st century technologies and edutainment
Investment	• S$5.28 billion
Opening	• 2010
Visitorship	• Over 10 million visitors within first year of opening • 30% growth in the next 5 years
Major Attractions	• **The Sails at Sentosa:** Iconic identity for Atlantis made of glass. The world of Archi-tainment • **Aquasphere:** World's largest and most technologically advanced aquarium • **Aquaventure:** Water themepark with thrill rides & outdoor marine habitats • **The Coral Lagoon:** World's largest living coral reef and snorkeling/diving experiences • **Robotanical Garden:** Futuristic conservatory where nature meets technology • **Amphitheatre:** 3000 seat amphitheatre • **Art at Atlantis:** Major scale art of international significance • **Atlantis Promenade:** Features public walkways from the water to The Sails of Sentosa • **Gardens at Atlantis:** Spectacular tropical gardens
Aquasphere	• World's largest and most technologically advanced Aquarium where the real and the virtual merge • 10 million gallons • 1,000 species [For the total resort including the coral reef] • Aquasphere Exhibits o Coral kingdom o Open ocean o Shark habitat o Beluga habitat o Curvy tanks o Fresh water zone o Predator zone o Cold waters exhibit

kerzner℠ CapitaLand

	o Jellyfish o Twilight zone & others • Featuring o Walkthrough corals o World's largest aquarium tank with whale sharks & mantas o Multiple species o Engaging white whales o Double story spiraling silvers o Giant mekong catfish & others o Moray eels, piranhas, etc o Giant octopus, wolf eels, etc. o World's largest jellyfish exhibit o Rare species from the depths • AquaLabs o Singapore and the Sea o Oceanic Technologies o Mythology and the Sea o Seas of the Past o Sea Life of the Future [Exhibits high on interactivity and edutainment content] • Other attractions in the Aquasphere: o Aquadome: 8 metre high fully submersed dome o 4D Theatre: 300 Seats o Glass Sea Elevators
Aquaventure	• Major Scale Water thrill rides spread over 12 acres • 5,000 pax capacity • 3.5 million gallons of water rides • 14 rides in 4 areas: o Squid Tower Slide Complex o The Crab Playground o Expansive River Rides o Spectacular Fish Habitats
The Coral Lagoon	• World's largest living coral reef exhibit • 10 metres deep • Snorkel, dive experiences • Walk-through experiences • 750 Species of Fish
The Gardens of Robotanica	• Modern Conservatory Gardens where natural and robotic fauna & flora co-exist o 3,000 seat amphitheatre o Entertainment o Incentives, Functions, Launches
Atlantis Promenade	• The Outer Isle and the Gardens at Atlantis

kerzner℠ CapitaLand

Art at Atlantis	• A select number of important pieces of major scale

The Team

Name	Institution	Field
Architecture and Design		
Mr Frank Gehry	Frank O Gehry and Associates	Architecture
Mr Greg Lynn	Greg Lynn FORM	Architecture
Mr Peter Arnell	Arnell Group	Brand Creation and Holistic Marketing
	HKS	Architecture
	RSP Architects Planners & Engineers	Architecture
	Schlaich Bergermann und Partner	Structural Engineering
Technology		
Dr. Rodney Brooks	MIT Computer Science & Artificial Intelligence Laboratory	Robotics
Mr Walt Conti	Edge Innovations	Animatronics, Robotics
Ms Flavia Sparacino	Sensing Places	Interactive Technology
Marine		
Bruce Carlson	Georgia Aquarium	Coral
J. Charles Delbeek	Waikiki Aquarium	Coral
Dr. Richard Pyle	Association for Marine Exploration	Species from the deep
Dr. Mark Erdman	Conservation International	Species from the deep
Andy Case & Mark Faulkner	Tenji Inc	Jellyfish

Other Major Components

Overview	• **Hotels:** 4 Hotel Products, 1800 rooms o Atlantis West: Family Hotel o Atlantis East: Luxury Hotel o Atlantis Suites: All Suites Hotel o Atlantis Villas: Villas • **Meetings & incentives:** 14,000 square metres, 370,000 gallon, Aquatic exhibit • **Casino:** 15000 sqm • **Spa:** Over 25 treatment rooms • **Lake:** 2,6 Ha freshwater lake

kerzner[SM] CapitaLand

	• **Food & beverage:** Over 30 food & beverage outlets • **Retail:** 60 outlets • **Youth facilities:** Multiple dedicated facilities • **Marina:** Berthing for mega yachts • **Parking:** 3000 parking bays

Exclusive F&B partnerships	• 9 celebrity chefs & restaurants
	  o Joel Robuchon - French (3 Michelin stars)
	  o Gordon Ramsay - British (3 Michelin stars)
	  o Santi Santamaria – Spanish (3 Michelin stars)
	  o Neil Perry - Australian
	  o Nobu Matsuhisa – Japanese/Int. (Michelin starred)
	  o Lang Yi Fang Restaurant - Chinese
	  o Sanjeev Kapoor - Indian
	  o Pierre Herme – French Pastry
	  o Alan Yau – Chinese/Int. (Michelin starred)
	• 3 new concepts for Singapore
	  o Smith & Wollensky
	  o Nandos
	  o FIFA Sports Café
	• Singaporean fare
	  o Ignatius Chan
	  o Jumbo Seafood
	  o Food Republic (BreadTalk)

Exclusive Family Partnerships	• Discovery Channel • Johnson's • Taito Corporation
Family Facilities	• Day care centre • Kids Games Rooms • Discovery Camp • Atlantis Labs • Teen Club Rush • Family Karaoke
Meetings & Incentives Space	• Total capacity over 4000 • Grand Ballroom • Jr. Ballroom 1 • Jr. Ballroom 2 • 9 Meeting Rooms • 4 Boardrooms

kerzner[SM]

CapitaLand

Atlantis, Paradise Island

The Bahamas

Some of the awards won by Atlantis Bahamas

Family

- Child magazine (US) - #1 Family Resort in the Caribbean 2006
- Celebrated Living (US) Platinum List Reader's Choice Awards – #1 Resort in the Caribbean and #2 Family Resort in the World 2006
- Travel + Leisure (US) - Best Family Resorts 2005
- Parents (US) - Favorite Family Getaways 2005
- Disney Cruise Line's magazine (US) Readers Choice Award - Best Shore Excursion 2004

Business

- Meetings & Conventions (US) - Gold Key Award 1999-2005
- Travel Savvy (US) - #10 Best Resorts for Business Getaways 2005
- Meetings & Conventions (US) - Best Resorts Offering Golf 2005
- Incentive Magazine (US) - Platinum Partner Award 2004

Leisure

- World Travel Awards (US) - Caribbean's Leading Casino Resort 2006
- Forbes.com - Forbes' List of World's Most Luxurious Hotels 2006
- Condé Nast Traveler (US) - Best New-Wave Aquariums 2005
- Porthole (US) cruise magazine Editor in Chief Award - Best Caribbean Resort 2005
- Real (US) magazine - Three of the Best Hotels for Celeb Spotting 2005
- Food & Wine (US) - #3 Best New Resort for the Food-Obsessed 2005





AQUASHERE LAB B: OCEANIC TECHNOLOGIES

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RECEIVED
2006 NOV 22 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Oct-2006 19:40:19
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Cancellation of Options"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Raffles.annc.Cancellation.of.options.17Oct06.pdf Total size = **13K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

CANCELLATION OF OPTIONS

Raffles Holdings Limited ("**RHL**" or the "**Company**") refers to the sale (the "**Sale**") of Raffles City by its 45 per cent. associated company, Tincel Properties (Private) Limited, which was completed on 1 September 2006, the capital distribution (the "**Capital Distribution**") of S$0.37 for each ordinary share ("**RHL Share**") in the capital of the Company pursuant to a capital reduction exercise (the "**Capital Reduction**") by the Company made effective on 9 October 2006, and the distribution of S$0.33 for each RHL Share by way of a special interim one tier (tax exempt) dividend ("**Special Dividend**") for the financial year ending 31 December 2006.

As announced by the Company on 19 March 2006 and set out in the Company's circular to shareholders dated 15 June 2006 (the "**Circular**"), the Company does not intend to use its share of the net proceeds from the Sale or its existing cash to invest in or acquire any new businesses, and following completion of the Sale, the Capital Reduction, the Capital Distribution and the payment of the Special Dividend, the Company would not have any material assets or businesses, and would have distributed substantially all of its available cash to its shareholders ("**Shareholders**"), subject to provisions made for tax and other liabilities. The payment for the Capital Distribution and the Special Dividend has been made on 17 October 2006.

Given that the Company has (a) no material assets or businesses following completion of the Sale on 1 September 2006, and (b) no intention to invest or acquire any new businesses, the Company will not be making any adjustments to the terms of outstanding share options ("**Options**") granted under the Raffles Holdings Share Option Plan. Instead, the Company has proposed to cancel all unvested Options granted under the Raffles Holdings Share Option Plan, and to compensate holders of unvested Options in cash for such cancellation.

Each of the directors (the "**Directors**") of the Company who hold unvested Options have agreed to the cancellation of all their unvested Options, and the particulars of change in their interest in the RHL Shares are as follows:

Director	No. of unvested Options held prior to cancellation	No. of RHL Shares comprised in unvested Options held prior to cancellation	No. of unvested Options held after cancellation
Mr Cheng Wai Keung	216,200	216,200	0
Mr Liew Mun Leong	369,293	369,293	0
Ms Jennie Chua Kheng Yeng	2,520,150	2,520,150	0
Mr Giam Chin Toon	167,150	167,150	0
Ms Chew Gek Khim	134,450	134,450	0
Mr Tham Kui Seng	201,927	201,927	0
Mr Christopher Forbes	118,100	118,100	0
Mr Lui Chong Chee	234,997	234,997	0
Dr Loo Choon Yong	164,450	164,450	0
Mr Aman Mehta	134,450	134,450	0

By Order of the Board

Ng Lai Leng
Company Secretary
Singapore, 17 October 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Oct-2006 07:25:54
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) 2006 third quarter unaudited financial statement announcement; and (2) Distributable income for 3Q 2006 up 19.2% from 3Q 2005"

Description

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), has today issued an announcement and a news release on the above matters.

For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.

Attachments:

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CAPITACOMMERCIAL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS
(1 January 2006 to 30 September 2006)

	YTD Sep 2006	1 September 2006 to 30 September 2006		
	Actual S$'000	**Actual** S$'000	**Forecast**[1] S$'000	**Favourable / (Unfavourable)**
Gross Revenue	97,124	17,496	17,245	1.5%
Net Property Income	72,355	12,787	12,543	1.9%
Distributable Income	50,637	9,105	8,601	5.9%
Distribution Per Unit (cents)				
For the period	**5.29¢**	**0.66¢**	**0.62¢**	**6.5%**
Annualised	**7.07¢**	**8.03¢**	**7.54¢**	**6.5%**

Footnotes
(1) The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 15 August 2006, please refer to Section 9 of this Announcement.

CAPITACOMMERCIAL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006 and the third supplemental deed dated 11 August 2006 .

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT acquired and added HSBC Building to its portfolio on 29 April 2005.

On 12 April 2006, CCT invested in 100% of the junior bonds worth RM45 million (about S$20 million) issued by Aragorn ABS Berhad ("Aragorn"), a special purpose vehicle in an asset-backed securitization structure which owns Wisma Technip, a prime office asset in Malaysia. Hence, Aragorn is accounted for as a subsidiary of CCT.

On 13 July 2006, the unitholders of CCT approved the 60% joint acquisition of Raffles City with CapitaMall Trust and RCS Trust was constituted on 18 July 2006. The acquisition of Raffles City took place on 1 September 2006.

As at 30 September 2006, CCT's portfolio comprised Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park, 60% joint venture interest in RCS Trust and 100% junior bonds of Aragorn.

With effect from 1 July 2005, the distributable income to unitholders has increased to 100% of the taxable income available for distribution to unitholders. Prior to that, the distributable income to unitholders was based on 95% of taxable income.

The financial results for the Group include CCT and its subsidiary and 60% joint venture interest in RCS Trust.

1(a)(i) **Statement of Total Return & Distribution Statement (3Q 2006 vs 3Q 2005)**
(For a review of the performance, please refer to paragraph 8 on page 18-20)

	Group			Trust		
	3Q 2006 S$'000	3Q 2005 S$'000	Change %	3Q 2006 S$'000	3Q 2005 S$'000	Change %
Statement of Total Return						
Gross rental income	33,919	25,325	33.9	25,819	25,325	2.0
Car park income	3,057	2,479	23.3	2,822	2,479	13.8
Other income	1,609	1,318	22.1	1,366	1,318	3.6
Gross revenue	**38,585**	**29,122**	**32.5**	**30,007**	**29,122**	**3.0**
Property management fees	(995)	(631)	57.7	(622)	(631)	(1.4)
Property tax	(3,096)	(2,087)	48.3	(2,437)	(2,087)	16.8
Other property operating expenses[1]	(6,209)	(4,106)	51.2	(4,887)	(4,106)	19.0
Property operating expenses	**(10,300)**	**(6,824)**	**50.9**	**(7,946)**	**(6,824)**	**16.4**
Net property income	**28,285**	**22,298**	**26.8**	**22,061**	**22,298**	**(1.1)**
Interest income	231	175	32.0	210	175	20.0
Investment income[2]	-	-	-	3,958	-	Nm
Gain/(Loss) from re-measurement of derivatives[3]	(7,734)	194	(4,087)	(7,734)	194	(4,087)
Manager's management fees	(1,512)	(1,458)	3.7	(1,028)	(1,458)	(29.5)
Trust expenses	(435)	(886)	(50.9)	(379)	(886)	(57.2)
Borrowing costs	(7,904)	(4,175)	89.3	(5,832)	(4,175)	39.7
Net income	**10,931**	**16,148**	**(32.3)**	**11,256**	**16,148**	**(30.3)**
Revaluation surplus	-	-	-	-	-	-
Total return for the period before tax	**10,931**	**16,148**	**(32.3)**	**11,256**	**16,148**	**(30.3)**
Income tax	(51)[4]	-[5]	Nm	-[5]	-[5]	-
Total return for the period after tax	**10,880**	**16,148**	**(32.6)**	**11,256**	**16,148**	**(30.3)**

Distribution Statement

	Group			Trust		
	3Q 2006 S$'000	3Q 2005 S$'000	Change %	3Q 2006 S$'000	3Q 2005 S$'000	Change %
Net income	**10,931**	**16,148**	**(32.3)**	**11,256**	**16,148**	**(30.3)**
Net tax adjustments[6]	8,671	119	7,186.6	8,132	119	6,733.6
Other adjustment[7]	(214)	-	Nm	-	-	Nm
Taxable income available for distribution to unitholders	**19,388**	**16,267**	**19.2**	**19,388**	**16,267**	**19.2**
Distribution income to unitholders	**19,388**	**16,267**	**19.2**	**19,388**	**16,267**	**19.2**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	3Q 2006 S$'000	3Q 2005 S$'000	Change %	3Q 2006 S$'000	3Q 2005 S$'000	Change %
Depreciation and amortization*	79	64	23.4	65	64	1.6
Allowance for doubtful debts and bad debts written off	-	3	100.0	-	3	100.0

* Amortization refers to the amortization of tenancy works.

(2) Investment income relates to the net income from the investment in junior bonds of Aragorn and CCT's 60% interest in the distributable income of RCS Trust.

(3) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(4) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(5) No income tax provision on the Trust as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(6) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	3Q 2006 S$'000	3Q 2005 S$'000	Change %	3Q 2006 S$'000	3Q 2005 S$'000	Change %
Manager's management fee paid in units (for RCS Trust)	484	-	Nm	-	-	-
Trustee's fees	86	69	24.6	72	69	4.3
(Gain)/Loss from re-measurement of derivatives	7,734	(194)	4,086.6	7,734	(194)	4,086.6
Temporary differences and other adjustments	367	244	50.4	326	244	33.6
Net tax adjustments	8,671	119	7,186.6	8,132	119	6,733.6

(7) This relates to the undistributed profit of the subsidiary.

Nm – not meaningful

1(a)(ii) **Statement of Total Return & Distribution Statement (YTD Sep 2006 vs YTD Sep 2005)**
(For a review of the performance, please refer to paragraph 8 on page 18-20)

	Group			Trust		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %
Statement of Total Return						
Gross rental income	86,849	74,037	17.3	77,909	74,037	5.2
Car park income	8,310	7,335	13.3	8,015	7,335	9.3
Other income	4,194	3,988	5.2	3,895	3,988	(2.3)
Gross revenue	**99,353**	**85,360**	**16.4**	**89,819**	**85,360**	**5.2**
Property management fees	(2,335)	(1,868)	25.0	(1,896)	(1,868)	1.5
Property tax	(6,853)	(5,995)	14.3	(6,130)	(5,995)	2.3
Other property operating expenses[1]	(16,274)	(13,947)	16.7	(14,784)	(13,947)	6.0
Property operating expenses	**(25,462)**	**(21,810)**	**16.7**	**(22,810)**	**(21,810)**	**4.6**
Net property income	**73,891**	**63,550**	**16.3**	**67,009**	**63,550**	**5.4**
Interest income	810	450	80.0	785	450	74.4
Investment income[2]	-	-	Nm	4,264	-	Nm
Gain/(Loss) from re-measurement of derivatives[3]	(2,540)	194	(1,409)	(2,540)	194	(1,409)
Manager's management fees	(4,676)	(4,136)	13.1	(4,192)	(4,136)	1.4
Trust expenses	(1,632)	(2,888)	(43.5)	(1,568)	(2,888)	(45.7)
Borrowing costs	(18,389)	(11,805)	55.8	(16,062)	(11,805)	36.1
Net income	**47,464**	**45,365**	**4.6**	**47,696**	**45,365**	**5.1**
Revaluation surplus[4]	120,665	-	Nm	120,665	-	Nm
Total return for the period before tax	**168,129**	**45,365**	**270.6**	**168,361**	**45,365**	**271.1**
Income tax	(69)[5]	(292)[6]	(76.5)	-[6]	(292)[6]	100.0
Total return for the period after tax	**168,060**	**45,073**	**272.9**	**168,361**	**45,073**	**273.5**

Distribution Statement

	Group			Trust		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %
Net income	**47,464**	**45,365**	**4.6**	**47,696**	**45,365**	**5.1**
Net tax adjustments[7]	3,480	162	2,048.1	2,941	162	1,715.4
Other adjustment[8]	(307)	-	Nm	-	-	Nm
Taxable income available for distribution to unitholders	**50,637**	**45,527**	**11.2**	**50,637**	**45,527**	**11.2**
Distribution income to unitholders[9]	**50,637**	**44,064**	**14.9**	**50,637**	**44,064**	**14.9**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %
Depreciation and amortization*	208	182	14.3	193	182	6.0
Allowance for doubtful debts and bad debts written off	-	(5)	100.0	-	(5)	100.0

* Amortization refers to the amortization of tenancy works.

(2) Investment income relates to the net income from the investment in junior bonds of Aragorn and CCT's 60% interest in the distributable income of RCS Trust.

(3) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(4) This relates to the surplus on revaluation of the investment properties. For details, to refer to the review of performance on page 20 paragraph 8(i).

(5) The income tax provision is based on the relevant tax rates as applicable to the subsidiary.

(6) The income tax provision on the Trust was based on 5% of taxable income for the period 1 January 2005 to 30 June 2005 withheld and not distributed to unitholders. With effect from 1 July 2005, there would not be income tax provision on the Trust as the distributable income to unitholders is based on 100% of the taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Change %
Manager's management fee paid in units (for RCS Trust)	484	-	Nm	-	-	-
Trustee's fees	221	194	13.9	207	194	6.7
(Gain)/Loss from re-measurement of derivatives	2,540	(194)	1,409.3	2,540	(194)	1,409.3
Temporary differences and other adjustments	235	162	45.1	194	162	19.8
Net tax adjustments	3,480	162	2,048.1	2,941	162	1,715.4

(8) This relates to the undistributed profit of the subsidiary.

(9) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders for the period 1 January 2005 to 30 June 2005 and 100% of the taxable income available for distribution to unitholders from 1 July 2005.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 September 2006 vs 31 December 2005

	Group			Trust		
	Sep 2006 S$'000	**Dec 2005** S$'000	**Change** %	**Sep 2006** S$'000	**Dec 2005** S$'000	**Change** %
Non-current assets						
Plant and equipment	863	294	193.5	341	294	16.0
Investment properties	3,570,060[1]	2,076,100	72.0	2,212,944	2,076,100	6.6
Investment in subsidiary[2]	-	-	-	19,698	-	Nm
Investment in joint venture[3]	-	-	-	787,848	-	Nm
Total non-current assets	**3,570,923**	**2,076,394**	**72.0**	**3,020,831**	**2,076,394**	**45.5**
Current assets						
Trade and other receivables	5,721	1,518	276.9	6,898	1,518	354.4
Derivative asset[4]	-	1,244	(100.0)	-	1,244	(100.0)
Cash and cash equivalents[5]	31,971	64,197	(50.2)	16,708	64,197	(74.0)
Total current assets	**37,692**	**66,959**	**(43.7)**	**23,606**	**66,959**	**(64.7)**
Total assets	**3,608,615**	**2,143,353**	**68.4**	**3,044,437**	**2,143,353**	**42.0**
Current liabilities						
Trade and other payables	34,323	20,794	65.1	21,038	20,794	1.17
Derivative liability[4]	1,296	-	Nm	1,296	-	Nm
Short term borrowings	76,000	76,000	-	76,000	76,000	-
Provision for taxation	734	666	10.2	666	666	-
Total current liabilities	**112,353**	**97,460**	**15.3**	**99,000**	**97,460**	**1.6**
Non-current liabilities						
Long term borrowings	1,125,831[6]	580,042	94.1	580,042	580,042	-
Other non-current liabilities	18,106	9,505	90.5	12,307	9,505	29.5
Total non-current liabilities	**1,143,937**	**589,547**	**94.0**	**592,349**	**589,547**	**0.5**
Total liabilities	**1,256,290**	**687,007**	**82.9**	**691,349**	**687,007**	**0.6**
Net assets	**2,352,325**	**1,456,346**	**61.5**	**2,353,088**	**1,456,346**	**61.6**
Represented by:						
Unitholders' funds[7]	**2,352,325**	**1,456,346**	**61.5**	**2,353,088**	**1,456,346**	**61.6**

Footnotes

(1) The increase is due to the investment in junior bonds in Aragorn, CCT's 60% joint venture interest in RCS Trust which owns Raffles City and the increase in the valuation of the properties in Singapore.

(2) This relates to the investment in junior bonds in Aragorn.

(3) This relates to CCT's 60% joint venture interest in RCS Trust.

(4) This relates to the fair value of the interest rate swaps.

(5) The cash and cash equivalent is lower due to the investment in junior bonds in Aragorn and the payment of distributable income for the financial period 1 January 2006 to 31 August 2006 on 26 September 2006.

(6) This includes RM70 million (approximately S$29.9 million) of borrowings incurred by Aragorn and CCT's 60% interest (S$515.9 million) in the net borrowing incurred by RCS Trust.

(7) The increase is mainly due to the revaluation surplus from the increase in property value for the existing properties based on independent valuations dated 1 June 2006, the issue of new units to part finance the acquisition of Raffles City and the issue of new units in payment of the acquisition fee paid for acquiring Raffles City.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Sep 2006 S$'000	Dec 2005 S$'000	Change %	Sep 2006 S$'000	Dec 2005 S$'000	Change %
Secured borrowing						
Amount repayable after one year	1,129,572	580,042	94.7	580,042	580,042	-
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan	(3,741)	-	NM	-	-	-
	1,125,831	580,042	94.1	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	76,000	76,000	-	76,000	76,000	-
	1,201,831	656,042	83.2	656,042	656,042	-

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest of S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;

(ii) an assignment of the insurance policies relating to Raffles City;

(iii) an assignment of the agreements relating to the management of Raffles City;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and

(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$29.9 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;

(ii) debenture over all assets of Aragorn;

(iii) charge/assignment of the bank accounts; and

(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

1(c)(i) Cash flow statement (3Q 2006 vs 3Q 2005)

	Group	
	3Q 2006 S$'000	**3Q 2005** S$'000
Operating activities		
Total return for the period before tax	10,931	16,148
Adjustment for		
Interest income	(231)	(175)
Depreciation of plant and equipment	51	36
Amortisation of tenancy works	28	28
Amortisation of rent incentives	181	180
Allowance for doubtful debts	-	3
Manager's management fees paid in units	484	-
Borrowing costs	7,904	4,175
(Gain)/Loss from re-measurement of derivatives	7,734	(194)
Foreign exchange difference	(868)	-
Operating income before working capital changes	**26,214**	**20,201**
Changes in working capital		
Trade and other receivables	(7,518)	6,455
Trade and other payables	6,456	135
Security deposits	10,592	(451)
Cash generated from operations activities	**35,744**	**26,340**
Investing activities		
Interest received	228	175
Purchase of investment property, acquisition charges and subsequent expenditure	(1,301,629)	(710)
Purchase of plant and equipment	(591)	(1)
Cash flows from investing activities	**(1,301,992)**	**(536)**
Financing activities		
Proceeds from issue of new units	803,199	-
Interest bearing borrowings	519,600	-
Issue expenses	(12,558)	(1)
Distribution to unitholders	(41,497)	(27,810)
Borrowing costs paid	(8,554)	(4,170)
Cash flows from financing activities	**1,260,190**	**(31,981)**
Decrease in cash and cash equivalents	**(6,058)**	**(6,177)**
Cash and cash equivalents at beginning of period	**38,029**	**55,537**
Cash and cash equivalents at end of period	**31,971**	**49,360**

1(c)(ii) Cash flow statement (YTD Sep 2006 vs YTD Sep 2005)

	Group	
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000
Operating activities		
Total return for the period before tax	168,129	45,365
Adjustment for		
Interest income	(810)	(450)
Depreciation of plant and equipment	122	115
Amortisation of tenancy works	86	67
Amortisation of rent incentives	543	379
Allowance for doubtful debts	-	(5)
Gain on disposal of assets	(5)	-
Manager's management fees paid in units	484	-
Borrowing costs	18,389	11,805
(Gain)/Loss from re-measurement of derivatives	2,540	(194)
Revaluation surplus	(120,665)	-
Foreign exchange difference	(988)	-
Operating income before working capital changes	**67,825**	**57,082**
Changes in working capital		
Trade and other receivables	(8,595)	(1,048)
Trade and other payables	7,572	1,259
Security deposits	12,417	1,109
Cash generated from operations activities	**79,219**	**58,402**
Investing activities		
Interest received	805	470
Purchase of investment property, acquisition charges and subsequent expenditure	(1,360,299)	(149,748)
Purchase of plant and equipment	(691)	(15)
Cash flows from investing activities	**(1,360,185)**	**(149,293)**
Financing activities		
Proceeds from issue of new units	803,199	78,872
Interest bearing borrowings	550,056	76,000
Issue expenses	(12,558)	(2,059)
Distribution to unitholders	(73,494)	(61,291)
Borrowing costs paid	(18,463)	(11,525)
Cash flows from financing activities	**1,248,740**	**79,997**
Decrease in cash and cash equivalents	**(32,226)**	**(10,894)**
Cash and cash equivalents at beginning of period	**64,197**	**60,254**
Cash and cash equivalents at end of period	**31,971**	**49,360**

1(d)(i) Statement of changes in unitholders' funds (3Q 2006 vs 3Q 2005)

	Group		Trust	
	3Q 2006 S$'000	3Q 2005 S$'000	3Q 2006 S$'000	3Q 2005 S$'000
Balance as at beginning of period	**1,581,409**	**1,445,905**	**1,581,454**	**1,445,905**
Operations				
Net increase in net assets resulting from operations	10,880	16,148	11,256	16,148
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	803,199	-	803,199	-
- Acquisition fee	12,996	-	12,996	-
Issue expenses	(14,320)	(1)	(14,320)	(1)
Translation reserve	(342)	-	-	-
Distribution to unitholders	(41,497)	(27,810)	(41,497)	(27,810)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**760,036**	**(27,811)**	**760,378**	**(27,811)**
Total increase/(decrease) in net assets	**770,916**	**(11,663)**	**771,634**	**(11,663)**
Balance as at end of period	**2,352,325**	**1,434,242**	**2,353,088**	**1,434,242**

1(d)(ii) **Statement of changes in unitholders' funds (YTD Sep 2006 vs YTD Sep 2005)**

	Group		Trust	
	YTD Sep 2006 S$'000	**YTD Sep 2005** S$'000	**YTD Sep 2006** S$'000	**YTD Sep 2005** S$'000
Balance as at beginning of period	**1,456,346**	**1,373,647**	**1,456,346**	**1,373,647**
Operations				
Net increase in net assets resulting from operations	168,060	45,073	168,361	45,073
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	803,199	78,872	803,199	78,872
- Acquisition fee	12,996	-	12,996	-
Issue expenses	(14,320)	(2,059)	(14,320)	(2,059)
Translation reserve	(462)	-	-	-
Distribution to unitholders	(73,494)	(61,291)	(73,494)	(61,291)
Net increase in net assets resulting from unitholders' transactions	**727,919**	**15,522**	**728,381**	**15,522**
Total increase in net assets	**895,979**	**60,595**	**896,742**	**60,595**
Balance as at end of period	**2,352,325**	**1,434,242**	**2,353,088**	**1,434,242**

1(e)(i) **Details of any change in the units (3Q 2006 vs 3Q 2005)**

	Trust	
	3Q 2006 Units	**3Q 2005** Units
Balance as at beginning of period	**896,270,700**	**896,270,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	478,968,977	-
- in settlement of the acquisition fee for acquiring Raffles City	6,918,285	-
Balance as at end of period	**1,382,157,962**	**896,270,700**

1(e)(ii) **Details of any change in the units (YTD Sep 2006 vs YTD Sep 2005)**

	Trust	
	3Q 2006 Units	**3Q 2005** Units
Balance as at beginning of period	**896,270,700**	**839,116,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	478,968,977	-
- in settlement of the acquisition fee for acquiring Raffles City	6,918,285	-
- part settlement for the purchase of HSBC Building	-	57,154,000
Balance as at end of period	**1,382,157,962**	**896,270,700**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period is used for the computation.

	Group		Trust	
	3Q 2006	**3Q 2005**	**3Q 2006**	**3Q 2005**
Weighted average number of units for the period	1,054,411,403	896,270,700	1,054,411,403	896,270,700
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	1.04¢	1.80¢	1.07¢	1.80¢
Based on fully diluted basis	1.04¢	1.80¢	1.07¢	1.80¢

	Group		Trust	
	YTD Sep 2006	**YTD Sep 2005**	**YTD Sep 2006**	**YTD Sep 2005**
Weighted average number of units for the period	949,563,538	871,566,773	949,563,538	871,566,773
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	5.00¢	5.17¢	5.02¢	5.17¢
Based on fully diluted basis	5.00¢	5.17¢	5.02¢	5.17¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	3Q 2006	**1 Jan 06 to 31 Aug 06**	**1 Sep 06 to 30 Sep 06**	**YTD Sep 2006**
Number of units in issue as at end of period	1,382,157,962	896,270,700	1,382,157,962	1,382,157,962
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	1.80¢	4.63¢	0.66¢	5.29¢

	3Q 2005	1 Jan 05 to 28 Apr 05	29 Apr 05 to 30 Sep 05	YTD Sep 2005
Number of units in issue as at end of period	896,270,700	839,116,700	896,270,700	896,270,700
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	1.81¢	2.15¢	2.90¢	5.05¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group	
	30 Sep 2006	31 Dec 2005
NAV per unit	S$1.70	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.70	S$1.59

	Trust	
	30 Sep 2006	31 Dec 2005
NAV per unit	S$1.70	S$1.62
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$1.70	S$1.59

8 **Review of the performance**

	Group			
	3Q 2006 S$'000	**3Q 2005** S$'000	**YTD Sep 2006** S$'000	**YTD Sep 2005** S$'000
8(i) **Statement of Total Return**				
Gross revenue	38,585	29,122	99,353	85,360
Property operating expenses	(10,300)	(6,824)	(25,462)	(21,810)
Net property income	28,285	22,298	73,891	63,550
Interest income	231	175	810	450
Gain/(Loss) from re-measurement of derivatives	(7,734)	194	(2,540)	194
Manager's management fees	(1,512)	(1,458)	(4,676)	(4,136)
Trust expense	(435)	(886)	(1,632)	(2,888)
Borrowing costs	(7,904)	(4,175)	(18,389)	(11,805)
Net income	**10,931**	**16,148**	**47,464**	**45,365**
Revaluation surplus	-	-	120,665	-
Total return for the period before income tax	**10,931**	**16,148**	**168,129**	**45,365**
Income tax	(51)	-	(69)	(292)
Total return for the period after income tax	**10,880**	**16,148**	**168,060**	**45,073**

Distribution Statement

Net income	**10,931**	**16,148**	**47,464**	**45,365**
Net tax adjustments	8,671	119	3,480	162
Adjustment	(214)	-	(307)	-
Taxable income available for distribution to unitholders	19,388	16,267	50,637	45,527
Distributable income to unitholders	**19,388**	**16,267**	**50,637**	**44,064**
Earnings per unit (cents)	1.04¢	1.80¢	5.00¢	5.17¢
Distribution per unit (cents)	1.80¢	1.81¢	5.29¢	5.05¢

Review of performance 3Q 2006 vs 3Q 2005

Gross revenue for 3Q 2006 was higher than 3Q 2005 by S$9.5 million or 32.5%. This was mainly due to the consolidation of gross revenue of approximately S$1.2 million from Aragorn (subscription of 100% of the junior bonds was made in April 2006), consolidation of CCT's 60% interest in the gross revenue of RCS Trust of approximately S$7.3 million and the higher car park income from the CCT properties. This was partially offset by lower income from the retail space at Golden Shoe Car Park and Market Street Car Park due to the on-going asset enhancement works.

Property operating expenses were higher in 3Q 2006 by S$3.5 million or 50.9%. This was mainly due to the consolidation of property operating expenses from Aragorn and CCT's 60% interest in the property operating expenses of RCS Trust, higher property tax, marketing expenses and utility costs incurred for the CCT properties.

Interest income was higher in 3Q 2006 by S$56,000 or 32.0% due to higher cash on hand resulted from the deferred payment of distribution till September 2006 and higher deposit rates. Trust expenses were lower in 3Q 2006 by S$0.5 million or 50.9% due to lower professional fees and unitholders' expenses.

Borrowing costs were higher in 3Q 2006 by S$3.7 million or 89.3% due to consolidation of additional borrowings for Aragorn (RM70 million) and RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as the higher interest costs arising from the S$250.3 million term loan which was reverted to floating rate in March 2006. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 to 7 years, thus extending the weighted average term to expiry to 4.8 years as at 30 September 2006. This would result in an average all-in interest rate of 3.8%.

Gain/loss from the re-measurement of derivatives relates to the fair value of the interest rate swaps.

Review of performance YTD Sep 2006 vs YTD Sep 2005

Gross revenue for YTD Sep 2006 was higher than YTD Sep 2005 by S$14.0 million or 16.4%. This was mainly due to the additional revenue derived from the acquisition of HSBC Building (acquisition was completed in April 2005), the consolidation of the revenue from Aragorn (subscription of the junior bonds was made in April 2006) and RCS Trust (with CCT holding 60% interest and acquisition was completed in September 2006) as well as higher car park income. This was partially offset by lower income from the retail space at Golden Shoe Car Park and Market Street Car Park due to the on-going asset enhancement works.

Property operating expenses were higher for YTD Sep 2006 by S$3.7 million or 16.7% due to the consolidation of Aragorn and RCS Trust (with CCT's 60% interest), higher property tax and utility costs incurred. Utility cost is expected to increase further due to higher electricity tariffs.

Interest income was higher for YTD Sep 2006 by S$0.4 million or 80.0% due to higher cash on hand and higher deposit rates. Trust expenses were lower for YTD Sep 2006 by S$1.3 million or 43.5% due to lower professional fees and unitholders' expenses.

Borrowing costs were higher for YTD Sep 2006 by $6.6 million or 55.8% due to the additional borrowings of S$76 million incurred by CCT, consolidation of additional borrowings for Aragorn (RM70 million) and RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as higher interest costs due to the S$250.3 million term loan which was reverted to floating rate in March 2006.

Revaluation surplus

The revaluation surplus has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, where the CCT Manager proposed to carry out an equity fund raising exercise, a valuation of all the real estate assets of CCT is required, unless such assets have been previously valued not more than six months ago (based on the date of the last valuation report). In relation to the fund raising exercise for the acquisition of Raffles City, valuations of the CCT properties as of 1 June 2006 were procured because the date of the last valuation of the real estate assets of CCT is 1 December 2005.

Valuations of the CCT portfolio were conducted by CB Richard Ellis on 1 June 2006 using the Investment Method, Discounted Cash Flow Analysis and Direct Comparison Approach.

CCT's portfolio was valued at S$2,202.0 million as at 1 June 2006. The book value prior to revaluation was S$2,081.3 million. This gave rise to a revaluation surplus of S$120.7 million which was added to the Statement of Total Return. As the revaluation surplus was a non-tax chargeable item, it had no impact on the taxable income or distribution to unitholders.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	Group	Adjusted Group[1]			
	YTD Sep 2006	YTD Sep 2006	1 Sep 2006 to 30 Sep 2006		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Gross rental income	86,849	84,942	15,667	15,670	-
Car park income	8,310	8,173	1,232	1,096	12.4
Other income	4,194	4,009	597	479	24.6
Gross revenue	**99,353**	**97,124**	**17,496**	**17,245**	**1.5**
Property management fees	(2,335)	(2,183)	(497)	(490)	1.4
Property tax	(6,853)	(6,707)	(1,511)	(1,359)	11.2
Other property operating expenses	(16,274)	(15,879)	(2,701)	(2,853)	(5.3)
Property operating expenses	**(25,462)**	**(24,769)**	**(4,709)**	**(4,702)**	**0.1**
Net property income	**73,891**	**72,355**	**12,787**	**12,543**	**1.9**
Interest income	810	792	97	6	1,517
Investment income[1]	-	654	113	115	(1.7)
Loss from re-measurement of derivatives	(2,540)	(2,540)	(3,451)	-	Nm
Manager's management fees	(4,676)	(4,676)	(788)	(958)	(17.7)
Trust expenses	(1,632)	(1,608)	(295)	(154)	91.6
Borrowing costs	(18,389)	(17,820)	(3,454)	(3,793)	(8.9)
Net income	**47,464**	**47,157**	**5,009**	**7,759**	**(35.4)**
Net tax adjustments	3,480	3,480	4,096	842	386.5
Other adjustment	(307)	-	-	-	-
Taxable income available for distribution to unitholders	**50,637**	**50,637**	**9,105**	**8,601**	**5.9**
Distributable Income to unitholders	**50,637**	**50,637**	**9,105**	**8,601**	**5.9**
Distribution per unit (in cents)					
For the period	**5.29¢**	**5.29¢**	**0.66¢**	**0.62¢**	**6.5**
Annualised	**7.07¢**	**7.07¢**	**8.03¢**	**7.54¢**	**6.5**

Footnote

(1) Actual shown is based on the Group results and adjusted for the contribution from Aragorn. The net result of Aragorn is reflected under the other investment income.

(2) The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1]			
	YTD Sep 2006	1 Sep 2006 to 30 Sep 2006		
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Capital Tower	31,901	3,523	3,499	0.7
6 Battery Road	23,990	2,775	2,729	1.7
HSBC Building	6,262	705	705	-
Starhub Centre	9,598	1,061	1,056	0.5
Robinson Point	4,694	531	525	1.1
Bugis Village	6,152	684	646	5.9
Golden Shoe Car Park	5,469	675	539	25.2
Market Street Car Park	1,753	237	245	(3.3)
Sub-Total	**89,819**	**10,191**	**9,944**	**2.5**
60% Interest in Raffles City	7,305	7,305	7,301	0.1
Total gross revenue	**97,124**	**17,496**	**17,245**	**1.5**

Footnote

(1) Actual shown is based on the Group results and adjusted for the contribution from Aragorn. The net result of Aragorn is reflected under the other investment income.

(2) The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1]			
	YTD Sep 2006	1 Sep 2006 to 30 Sep 2006		
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Capital Tower	22,565	2,672	2,492	7.2
6 Battery Road	17,637	1,957	1,951	0.3
HSBC Building	6,198	703	703	-
Starhub Centre	7,531	766	760	0.8
Robinson Point	3,311	377	368	2.4
Bugis Village	4,875	530	504	5.2
Golden Shoe Car Park	3,830	391	379	3.2
Market Street Car Park	1,062	45	51	(11.8)
Sub-Total	**67,009**	**7,441**	**7,208**	**3.2**
60% Interest in Raffles City	5,346	5,346	5,335	0.2
Total net property income	**72,355**	**12,787**	**12,543**	**1.9**

Footnote

(1) Actual shown is based on the Group results and adjusted for the contribution from Aragorn. The net result of Aragorn is reflected under the other investment income.

(2) The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

Review of the performance

Gross revenue was slightly above the forecast by S$0.3 million or 1.5% due mainly to the contribution from increased car park income and tenant recoveries. Actual property operating expenses were slightly above forecast due to higher property tax and marketing expenses.

The trust expenses were higher than forecast by S$0.1 million or 91.6% mainly due to the higher professional fee and unitholders' expenses incurred. Borrowing costs were lower than forecast by S$0.3 million or 8.9% due mainly to the lower interest costs for the borrowings of RCS Trust. The net tax adjustment included the add-back of the loss from measurement of derivatives which is a non-tax deductible item.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy registered surprisingly strong growth in the third quarter of 2006, putting it on track to beat the Government's forecast for the year. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 7.1% in the third quarter compared to the same period in 2005. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 6.0%, compared with a 3.4% expansion in the preceding quarter. The Monetary Authority of Singapore (MAS) expects the economy to reach the upper end of the official growth forecast of 6.5% to 7.5%, while private-sector economists expect the economy to outperform the official forecast.

Latest figures from CB Richard Ellis ("CBRE") suggest that demand for premium office buildings has hit a historical high as shortage in supply of prime office space intensifies. As at end of third quarter 2006, occupancy for Grade A office space reached 99.3%, surpassing the previous high of 98.8% in 2000. The current supply squeeze coupled with strong demand from institutions expanding their operations has accelerated spillover demand to less premium office space in the suburban areas as institutions are starting to relocate their back-office operations out of the CBD. The suburban office market has been experiencing good take-up of late with occupancy reaching 98.5% in the third quarter of 2006, a sharp rise from 94% registered in the preceding quarter.

The leasing market particularly for prime office space continued to improve as the current mismatch between demand and supply of office space worsened. According to CBRE, average monthly prime rents climbed 15% to S$6.90 psf per month in the third quarter over the previous quarter. Average Grade A rents rose 11.8% to S$7.60 psf per month over the same period, with the brand new One Raffles Quay reaching S$10.00 psf per month.

Outlook for 2006

The manager of CCT expects to deliver the annualised forecast distribution of 7.39 cents per unit for the forecast period 1 September 2006 to 31 December 2006 as shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 January 2006 to 31 August 2006 (being the day immediately prior to the date on which new units were issued pursuant to the equity funds raising exercise for the acquisition of Raffles City (see the Circular dated 15 August 2006).
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	iii) Taxable income distribution 4.58 cents per unit iv) Tax-exempt income distribution 0.05 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.
Books closure date	31 August 2006
Date paid	26 September 2006
Remarks	Please see the Circular dated 15 August 2006 for further details about the distribution, including the rationale for it being in respect of the period from 1 January 2006 to the day immediately prior to the date on which new units will be issued pursuant to the equity fund raising instead of the original scheduled period from 1 January 2006 to 30 June 2006.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? No

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 30 September 2006 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the nine months ended on that date, together with their accompanying notes, to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

David Tan Wei-Son
Chief Executive Officer/Director

Martin Tan Toh Tee
Non-Executive Director

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
18 October 2006

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
18 October 2006

Distributable income for 3Q 2006 up 19.2% from 3Q 2005

- In September 2006, actual distributable income exceeds forecast[1] by 6.5%

Singapore, 18 October 2006 – CapitaCommercial Trust Management Limited (the "CCT Manager"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$19.4 million for the three months ended 30 September 2006 ("3Q 2006"). This is an increase of 19.2% compared to the S$16.3 million reported for the corresponding period in 2005 ("3Q 2005"). Distribution per unit ("DPU") for 3Q 2006 was 1.80 cents. Actual DPU for the month of September 2006 was 0.66 cents and based on CCT's closing price of S$2.20 on 17 October 2006, this translates to a distribution yield of 3.7%.

The 3Q 2006 DPU of 1.80 cents included a DPU of 1.14 cents for the months of July 2006 and August 2006 and a DPU of 0.66 cents for the month of September 2006. In connection with the equity fund raising for the acquisition of Raffles City, a cumulative DPU for the period 1 January 2006 to 31 August 2006, (the day prior to the date on which new units in CCT were issued) was proposed to be paid. Hence, a cumulative distribution of 4.63 cents for the period from 1 January 2006 to 31 August 2006 was paid on 26 September 2006. As CCT's policy is to distribute on a semi-annual basis, the balance DPU of 0.66 cents will be paid in February 2007, together with the DPU for the three months ending 31 December 2006.

[1] The forecast is based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions in the CCT circular dated 15 August 2006 ("Circular") for the equity fund raising to acquire a 60% interest in RCS Trust, an unlisted sub-trust which owns Raffles City.

Summary of CCT Results

	3Q 2006	1 Sep to 30 Sep 2006		
	Actual (S$'000)	Actual (S$'000)	Forecast (S$'000)	Variance %
Gross Revenue	38,585	17,496	17,245	1.5%
Net Property Income	28,285	12,787	12,543	1.9%
Distributable Income	19,388	9,105	8,601	5.9%
Distribution Per Unit				
For the period	1.80¢	0.66¢	0.62¢	6.5%
Annualised	7.14¢	8.03¢	7.54¢	6.5%
Distribution Yield				
- S$2.21 per unit (closing price on 30 September 2006)	3.2%	3.6%	3.4%	-
- S$2.20 per unit (closing price on 17 October 2006)	3.2%	3.7%	3.4%	-

CCT's gross revenue for 3Q 2006 was S$38.6 million, an increase of 32.5% over S$29.1 million of 3Q 2005. Compared to 3Q 2005, the gross revenue for 3Q 2006 included a month's revenue from CCT's 60% interest in Raffles City albeit with lower income contributions from Market Street Car Park and Golden Shoe Car Park which are undergoing asset enhancement.

CCT's portfolio continues to maintain a strong tenant retention rate of about 85% and enjoys a close to 100%[2] committed occupancy rate as at 30 September 2006.

Mr Richard Hale, Chairman of the CapitaCommercial Trust Manager, commented "This was a very eventful and rewarding quarter for the Trust following our acquisition of 60% of Raffles City, which in total was one of the largest property deals in Asia this year. In connection with this purchase, we successfully completed Asia's largest follow-on equity fund raising of S$803.0 million to partially finance it. In addition, the issue of commercial mortgaged backed securities by RCS Trust was Singapore's largest yet at S$866.0 million. Having completed the Raffles City transaction, CapitaCommercial Trust is now the biggest commercial REIT in Singapore with S$3.6 billion worth of assets under management. Last month, it received an accolade for maintaining high standards of corporate governance and transparency when it won the 2006 SIAS Investors' Choice Award (REITs category).

[2] Excludes the retail space in two properties - the Market Street Car Park and Golden Shoe Car Park – which are currently undergoing asset enhancement

We will continue to maintain the Trust's leading edge through pro-active asset management and suitable acquisitions to augment our portfolio."

Mr David Tan, CEO of the CCT Manager, said, "CCT continues to benefit from strong tenant demand for quality office space and tight supply. Leases due for renewal in CCT's portfolio in 2007 and 2008 will offer significant potential for rental upside given current positive rental reversions. CCT's portfolio includes Singapore's landmark Raffles City, premium office buildings, and major car park assets which are being revitalized in the Central Business District. This portfolio is now more resilient and robust, with a diversified tenant base to support stronger earnings. CCT is the best performing REIT for the year to-date[3], having delivered total returns of 56%. Moving forward, we will continue to deliver value to unitholders through asset enhancement initiatives, while actively seeking acquisitions in Singapore and overseas to grow CCT's asset size to S$5-6 billion by 2009."

Raffles City Singapore Performs In Line with Forecast[1]

From 1 September 2006, CCT owns 60% of Raffles City Singapore through RCS Trust, jointly with CapitaMall Trust who holds the remaining 40% interest. Gross revenue and net property income contribution from Raffles City for the month of September 2006 was in line with the forecast shown in the Circular. Raffles City's overall committed occupancy rate is 98.6%, with the occupancy rate of Raffles City Office Tower remaining high at 99.8% and Raffles City Shopping Centre with an occupancy rate of 97.2% (including the newly opened 53,000 sqft of retail space in basement 1) as at 30 September 2006. As part of the repositioning exercise, the Raffles City Shopping Centre is undergoing some tenancy remixing. Concurrently, the asset enhancement plans are being evaluated for progressive implementation.

Singapore Office Market Outlook Remains Optimistic

Advance estimates by Singapore's Ministry of Trade and Industry showed that real gross domestic product ("GDP") rose by 7.1% in the third quarter of 2006 compared to the same period last year. URA reported that islandwide office occupancy rate was 87.7% as at end-June 2006, compared to 85.7% a year ago. CB Richard Ellis (Pte) Ltd ("CBRE") said that vacancy rate in the Central Business District fell to 4.5% from 7.1% in the second quarter due to continued high demand for office space. Occupancy for Grade A offices within the Raffles Place, Marina Centre and Shenton Way areas rose to 99.3%.

[3] Source: Bloomberg – Total returns for the period from 3 January 2006 to 17 October 2006

CBRE reported that average prime rents in Singapore rose 15% on quarter to S$6.90 psf per month as of the end of September, while rent for Grade A offices gained 11.8% on quarter to average S$7.60 psf. Following which, CBRE has again revised their last quarter's year end projections from S$7.00 psf per month and S$8.00 psf per month for prime office rents and Grade A office rents, to reach S$7.30 psf per month and S$8.30 psf per month, respectively, by end-2006.

Kuala Lumpur Office Market Outlook Is Positive

Colliers International's Regional Research August 2006 reported that Malaysia's real GDP growth is likely to grow by an annual average of over 5.0% in 2006/2007 due to firm private consumption and strong external demand. This in turn will benefit the office property sector. With a shortage of quality office stock particularly in the popular areas such as the Golden Triangle, prime office rentals continued to forge ahead with a growth of 2% quarter-on-quarter to Malaysian Ringgit 5.12 per sq ft per month as at the end of 2Q 2006.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$3.0 billion based on the closing price of S$2.20 per unit on 17 October 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.6 billion portfolio of nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Malaysia. On 26 July 2006, CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service.

CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by :

CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 96688290 Email: ho.meipeng@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve, assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

82 - 4507

CapitaCommercial Trust



3Q 2006 Financial Results

18 October 2006

CapitaCommercial Trust

Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT's Circular dated 15 August 2006. This shall be read in conjunction with paragraph 9 of CCT's 2006 Third Quarter Unaudited Financial Statement Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

82 - 4507

CapitaCommercial Trust

Content

- 3Q 2006 Financial Results
  - Financial Results
  - Portfolio Update
- Market Street Car Park Update
- Singapore Office Market Uptrend Continues
- CCT Strategies
- Additional Information
  - Portfolio
  - Raffles City

CapitaCommercial Trust



Financial Results

CapitaCommercial Trust

Distributable Income Growing Steadily

3Q 2006 vs 3Q 2005 And YTD 2006 vs YTD 2005


S$'000
60,000
50,000
40,000
30,000
20,000
10,000
0
16,267
19,388
19.2%
44,064
50,637
14.9%
3Q
YTD
2005
2006

CapitaCommercial Trust

Delivers YTD DPU of 5.29 cents

Year to-date DPU of 5.29¢ Exceeds Prior Corresponding Period by 4.8%

	YTD		
	Sep 2006 S$'000	Sep 2005 S$'000	Var. %
Gross Revenue	97,124	85,360	13.8%
Net Property Income	72,355	63,550	13.9%
Distributable Income	50,637	44,064	14.9%
Distribution Per Unit (¢)	**5.29¢**	5.05¢	4.8%
Annualised DPU (¢)	7.07¢	6.75¢	4.7%

CapitaCommercial Trust

82 - 4507

Actual DPU Exceeds Forecast By 6.5%

DPU For the month of September 2006

	1 Sep 2006 to 30 Sep 2006		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	17,496	17,245	1.5%
Net Property Income	12,787	12,543	1.9%
Distributable Income	9,105	8,601	5.9%
Distribution Per Unit	**0.66¢**	0.62¢	6.5%
Annualised DPU	8.03¢	7.54¢	6.5%

Note:
1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

82 - 4507

CapitaCommercial Trust

Balance Sheet Summary

CCT has total assets of $3.6 billion and adjusted NAV of S$1.70 per unit As at 30 September 2006

	30 Sep 06 S$'000	31 Dec 05 S$'000
Non-current assets[1]	3,570,923	2,076,394
Current assets[2]	37,692	66,959
Total assets	**3,608,615**	**2,143,353**
Current liabilities	112,353	97,460
Non-current liabilities[3]	1,143,937	589,547
Net assets	**2,352,325**	**1,456,346**
Unitholders' funds[4]	**2,352,325**	**1,456,346**

NAV	
30 September 2006	$ 1.70
31 December 2005	$ 1.62
Adjusted NAV[5]	
30 September 2006	$ 1.70
31 December 2005	$ 1.59
Unit price as at 30 Sep 2006	$ 2.21

Notes:

1. The increase is due to the acquisition of Raffles City, investment in junior bonds in Aragorn ABS Berhad and the increase in property value of the existing properties in Singapore
2. The decrease is due to the investment in junior bonds in Aragorn ABS Berhad in cash and the payment of distribution on 26 September 2006
3. This includes RM70 million (approximately S$29.9 million) of borrowings incurred by Aragorn and CCT's 60% interest (S$515.9 million) in the net borrowing incurred by RCS Trust
4. The increase is due to the issue of new units to part finance the acquisition of Raffles City and the issue of new units in payment of the Raffles City acquisition fee
5. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Strong and Steady DPU[1] Growth



8.00
7.00
6.00
5.00
Past Performance
Projection 3
5.68
6.32
6.65
6.88
6.95
7.39
7.60
Forecast in Introductory Document2
15 May 2004 to 31 Dec 2004
1 Jan 2005 to 28 Apr 2005
29 Apr 2005 to 31 Dec 2005
1 Jan 2006 to 31 Aug 2006
1 Sep 2006 to 31 Dec 2006 Projection
1 Jan 2007 to 31 Dec 2007 Projection

Notes:

1. Annualised DPU
2. As stated in CCT's Introductory Document dated 16 March 2004
3. Based on the projection and the accompanying assumptions stated in the Circular dated 15 August 2006 at an issue price of $1.68 per New Unit, weighted by the size of the Preferential Offering, the ATM Offering and the Private Placement

CapitaCommercial Trust

82 - 4507

Total Return – Sterling Outperformance



Price performance
SESPROP +144% since May 04
CCT +120% since listing
STI +46% since May 04
100
90
80
70
60
50
40
30
20
10
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Volume
CCT
STI
SESPROP

Total return[1]	Since Listing[2]	Past 12 Months	YTD
CCT [3]	**135%**	**46%**	**54%**
SES Prop Index	168%	43%	41%
STI Index	62%	20%	15%

Source: Bloomberg as at 17 October 2006

Notes:
1. Total return calculated based on unit/share price appreciation and dividends reinvested in stock/index
2. CCT's listing date was 11 May 2004
3. Total return is calculated based on CCT's unit price appreciation (comparing CCT's closing price of S$2.20 per unit on 17 October 2006 against the first day trading opening price of S$1.00 per unit/closing unit price 1 year ago/closing unit price on 1 January 2006) and distribution payout up to 31August 2006

CapitaCommercial Trust

82 - 4507



Portfolio Update

CapitaCommercial Trust

82 - 4507

Lease Expiries – Significant Potential

Leases up for Renewal[1] as a % of Portfolio's Gross Rent @ 30 Sep 2006



4.8%
1.5%
14.1%
8.3%
20.3%[3]
6.0%
10.0%
7.1%
10.0%
0.4%
17.7%
2006
2007
2008
2009
2010 and Beyond
Office
Retail
Hotels and Convention Centre[2]

Notes:
1. Excludes the retail space of Golden Shoe Car Park and Market Street Car Park which are undergoing asset enhancement work
2. The hotels and convention lease of Raffles City is on a 20-year lease commencing from 7 November 1996
3. Excludes a 3 year rent review lease

Office Lease Expiry Profile

Office Leases up for Renewal[1] as a % of Gross Rent @ 30 Sep 2006



8.0%
23.8%2
34.3%3
17.0%
16.9%
2006
2007
2008
2009
2010 and Beyond

Notes:

1. Excludes the retail space of Golden Shoe Car Park and Market Street Car Park which are undergoing asset enhancement work
2. 4.4% of expiring leases by office gross rent has been renewed
3. Excludes a 3 year rent review lease representing 6.1% of expiring leases by office gross rent

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CapitaCommercial Trust

Expiry Profile[1] – Growth Opportunities

Average Gross Rent of Expiring Leases vs Micro-Market Rent[2]


Capital Tower
Shenton Way/Tanjong Pagar Micro-Market Rent: S$5.20
40.3%
$4.21
43.4%
$3.84
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)


6 Battery Road
Raffles Place Micro-Market Rent: S$7.40
33.1%
$5.16
$5.54
$5.26
14.1%
12.4%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)


Robinson Point
Shenton Way/Tanjong Pagar Micro-market Rent: S$5.20
74.2%
$3.50
$3.29
$3.76
18.5%
3.1%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)


Raffles City Tower
Beach Road/Middle Roadl Micro-market Rent: S$5.40
$5.32
$5.00
$5.24
29.4%
22.9%
9.8%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)

Source: CB Richard Ellis Research

Notes:

1. Lease expiry as at 30 September 2006. Some of the leases have been renewed
2. For the month of September 2006. Based on typical lettings of up to 10,000 sf on standard lease term. They also do not reflect non-standard of anchor letting

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Strong Positive Reversions

	Renewed / New Leases as at 30 Sep 06 (% of portfolio) (Sq m)	Increase vs Forecast Rent	Increase vs Preceding Rent	Retention Ratio as at 30 Sep 06
Renewals[1, 2]	22,869 (12.4%)	**13.9%**	**11.5%**	**84.9%**
New Leases[1, 2]	8,929 (4.8%)	**10.2%**	**NA**	**NA**
Weighted Average	NA	**12.9%**	**NA**	**NA**

Notes:
1. Excludes Raffles City
2. Excludes the retail area of Golden Shoe Car Park and Market Street Car Park which are under asset enhancement work

CapitaCommercial Trust

Consistently Strong Occupancy Rates

Property	31 Dec 05 (%)	30 Jun 06 (%)	30 Sep 06 (%)
Capital Tower	100.0	100.0	100.0
6 Battery Road	99.5	100.0	100.0
Starhub Centre	100.0	100.0	100.0
Robinson Point	99.1	100.0	100.0
Bugis Village	92.1	93.0	94.4
Golden Shoe Car Park[1]	85.4	-	-
Market Street Car Park[1]	-	-	-
HSBC Building	100.0	100.0	100.0
Raffles City	-	-	98.6
Raffles City Tower	-	-	*99.8*
Raffles City Shopping Centre	-	-	*97.2*
Portfolio committed occupancy	**99.1**	**99.6**	**99.4**
Market occupancy (URA Index[2])	**87.2**	**87.7**	**-**

Source: CBRE 3Q2006 Singapore MarketView Report

Notes:
1. Market Street Car Park and Golden Shoe Car Park's retail space were closed gradually from fourth quarter 2005 and first quarter 2006 respectively for asset enhancement work
2. URA has yet to release the market occupancy rate for 3Q 2006

CapitaCommercial Trust

Low Interest Rate Exposure

92% of CCT's interest expense is fixed until March 2009



100%
80%
60%
40%
20%
0%
94%
92%
92%
77%
77%
31%
31%
2006
2007
2008
2009
2010
2011
2012

Total Debt (S$ mil)	1,175.6
Interest Coverage[1]	3.8 times
Gearing ratio	
- CCT	32.8%
- RCS Trust	39.6%
Average cost of debt	
- CCT	3.5%
- CCT + 60% interest in RCS Trust	3.8%
Average fixed rate term to expiry	4.8 years
Corporate Rating	"A3" by Moody's

Notes:
1. Ratio of borrowings over total deposited property as at 30 September 2006
2. Ratio of net investment income before interest and tax over interest expenses

CapitaCommercial Trust

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Market Street Car Park

CapitaCommercial Trust

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Market Street Car Park – Shops In Ops


KILL


From Moments to Memories


CAR PARK
remains
OPEN

Committed occupancy :
94% as at 30 September 2006

CapitaCommercial Trust



Singapore Office Market Uptrend Continues

CapitaCommercial Trust

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Capitalising On Tightening Supply

Singapore Private Office Space (Central Area[1]) -- Demand & Supply


One Raffles Quay
(c. 1.3m sq ft)
BFC Phase 1
(c. 1.5m sq ft)
Ave. annual demand ('96-'05): 0.8m sq ft
1.97
2.07
0.42
Supply Forecast (CBRE)
Office Space Supply and Demand (m sq ft)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009/2010
Supply
Demand
Supply Forecast

Expected withdrawal of some 1.0 million sq ft of office space from the market, as office buildings in the likes of Natwest Centre, 1 Shenton Way, Asia Chambers, Straits Trading Building, Ocean Building and 71 Robinson Road undergo redevelopment over the next few years.

Source: URA, CBRE & CapitaLand Research

New supply from 2007 to Year 2010 would average only 0.59 million sq ft per annum. Demand projection for the year expected to be 2.0 million sq ft, boosted by the growth of financial institutions, logistics and oil and gas sectors companies *(CBRE, MarketView Singapore 3Q 2006, October 2006 and Colliers International, 18 September 2006)*

Note:
1. Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area' Planning Areas

CapitaCommercial Trust

Rents Continue To Trend Upwards

CBRE projecting Prime Office Rents to hit S$7.30 per sq ft per month by end-2006



Singapore Average Prime Office Rents
10 year Historical Avg (96-05): S$6.3 per sq ft per mth
Rents (S$ per sq ft per mth)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.9
9.1
6.1
5.5
7.5
6.3
5.0
4.0
4.4
5.2
7.3
96
97
98
99
00
01
02
03
04
05
06
Average prime rents soared to $6.90 psf/mth at end-Sep 2006 – up 15% q-o-q and up 33% from rents at end-2005

Source: CBRE & CapitaLand Research

CapitaCommercial Trust

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Singapore Office Market

- 18 Sept 2006 - Ms Tay Huey Ying, Director for Research and Consultancy at Colliers International comments, "If this blistering pace continues, average monthly gross rents of **Grade A office space in Raffles Place will surpass the Year 2001's peak of $7.77 per sq ft by the middle of next year, and the 1996's all time high of $9.77 per sq ft by Year 2009 or even earlier**."

- 18 Sept 2006 – Colliers International report: "Average monthly gross rents of Grade A office space in Raffles Place marched up a further 8.6% to reach $6.92 per sq ft from last quarter's $6.37 per sq ft. At this level, **average monthly gross rents of Grade A office space in Raffles Place would have scaled by some 34% in the first nine months of the year**, exceeding all previous highs recorded for similar period since the 1990s."

- 22 Sept 2006 – Ms Angela Tan, Executive Director and Regional Head (Global Corporate Services) at DTZ Debenham Tie Leung added, "**Banks operating here have been expanding their operations, not just in wealth management but also other areas like corporate investment banking, financial markets and global support centres**"

CapitaCommercial Trust

CCT Strategies

CapitaCommercial Trust

CCT's Strategies To Deliver Growth

- Accretive acquisitions with long term sustainable growth
- Focus on premier quality buildings
- Singapore and overseas (Malaysia, China)
- Drive increase in rental and occupancy rate
- Focus on continuous improvement to buildings and tenant relations
- Drive on non-rental income



S$5.0 to 6.0 b[1]
6,000
4,000
2,000
0
77% Growth
S$3.6 b
Raffles City (60%)
S$2 b
S$2.1 b
HSBC Building
2004
2005
2006
2009F
Acquisitions
Total Asset Size

Note:
1. Target asset size range of between S$5 billion to S$6 billion by 2009 as announced on 26 July 2006

CapitaCommercial Trust

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CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

CapitaCommercial Trust



Additional Information

CapitaCommercial Trust

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Gross Revenue – By Asset

	YTD	3Q 2006	2Q 2006	1Q 2006	1 Sep 06 to 30 Sep 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**31,901**	10,477	10,787	10,637	**3,523**	3,499	0.7%
6 Battery Road	**23,990**	8,237	7,977	7,776	**2,775**	2,729	1.7%
HSBC Building[2]	**6,262**	2,116	2,095	2,051	**705**	705	-
Starhub Centre	**9,598**	3,195	3,204	3,199	**1,061**	1,056	0.5%
Robinson Point	**4,694**	1,605	1,571	1,518	**531**	525	1.1%
Bugis Village	**6,152**	2,055	2,048	2,049	**684**	646	6.0%
Golden Shoe Car Park[3]	**5,469**	1,670	1,908	1,891	**675**	539	25.2%
Market Street Car Park[3]	**1,753**	652	557	544	**237**	245	(3.3%)
Sub-Total	**89,819**	30,007	30,147	29,665	**10,191**	9,944	2.5%
Raffles City	**7,305**	7,305	-	-	**7,305**	7,301	0.1%
Gross Revenue	**97,124**	37,312	30,147	29,665	**17,496**	17,245	1.5%

Notes:
1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on Net Rent
3. Golden Shoe Car Park and Market Street Car Park are currently undergoing asset enhancement work

CapitaCommercial Trust

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Net Property Income – By Asset

	YTD	3Q 2006	2Q 2006	1Q 2006	1 Sep 06 to 30 Sep 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**22,565**	7,486	7,599	7,480	**2,672**	2,492	7.2%
6 Battery Road	**17,637**	6,006	5,941	5,690	**1,957**	1,951	0.3%
HSBC Building	**6,198**	2,110	2,088	2,000	**703**	703	-
Starhub Centre	**7,531**	2,316	2,891	2,324	**766**	760	0.8%
Robinson Point	**3,311**	1,126	1,124	1,061	**377**	368	2.4%
Bugis Village	**4,875**	1,631	1,639	1,605	**530**	504	5.3%
Golden Shoe Car Park[2]	**3,830**	1,047	1,460	1,323	**391**	379	3.2%
Market Street Car Park[2]	**1,062**	339	379	344	**45**	51	(11.8%)
Sub-Total	**67,009**	22,061	23,121	21,827	**7,441**	7,208	3.2%
Raffles City	**5,346**	5,346	-	-	**5,346**	5,335	0.2%
Net Property Income	**72,355**	27,407	23,121	21,827	**12,787**	12,543	1.9%

Note:

1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

CapitaCommercial Trust

Stable Portfolio Diversification

Portfolio by Gross Revenue[1]


Capital Tower
20%
6 Battery Road
16%
HSBC Building
4%
Starhub Centre
6%
Robinson Point
3%
Bugis Village
4%
Golden Shoe
Car Park
4%
Market Street
Car Park
1%
Raffles City
(60% interest)
42%

Note:
1. Based on Gross Revenue for the month of September 2006

CapitaCommercial Trust

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Raffles City

CapitaCommercial Trust

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RCS Trust – Performance

	1 Sep 2006 to 30 Sep 2006			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**7,305**	**7,301**	**0.1%**	**12,176**
- Office	1,180	1,151	2.5%	1,967
- Retail[2]	3,013	3,078	(2.1%)	5,021
- Hotel	2,839	2,825	0.5%	4,733
- Others	273	247	10.5%	455
Net Property Income	**5,346**	**5,335**	**0.2%**	**8,910**

Notes:
1. The forecast is based on the management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. The lower revenue from the Raffles City Shopping Centre was due to the repositioning exercise. Raffles City Shopping Centre is undergoing some tenancy remixing

CapitaCommercial Trust

Lease Expiry Profile – Raffles City Tower

Office Leases up for Renewal as a % of Gross Rent @ 30 Sep 2006



50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
22.9%
29.4%
9.8%
37.9%
2006
2007
2008
2009

Weighted Average Expiry (By Gross Rent)	**1.5 years**
Office Committed Occupancy	**99.8%**

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CapitaCommercial Trust

Lease Expiry Profile – RC Shopping Centre

Retail Leases up for Renewal as a % of Gross Rent at 30 Sep 2006


50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
5.1%
37.5%
26.2%
29.1%
2.1%
2006
2007
2008
2009
2010 and Beyond

Weighted Average Expiry (By Gross Rent)	**1.5 years**
Retail Committed Occupancy	**97.2%**

CapitaCommercial Trust

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82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND COMMERCIAL (BARBADOS) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Barbados :

Name	:	CapitaLand Commercial (Barbados) Limited
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	US$1 comprising 1 common share

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 October 2006

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY SUBSIDIARY, ANKERITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that pursuant to Section 78B of the Companies Act, Chapter 50, its indirect wholly-owned subsidiary, Ankerite Pte. Ltd. ("Ankerite"), a company incorporated in Singapore, had on 18 October 2006 effected the reduction of its issued and paid-up share capital from S$37,000,000 to S$1,524,235 by the cancellation of an amount of S$35,475,765 constituting part of the total issued and paid-up share capital of Ankerite, which has been lost or was unrepresented by available assets (the "Capital Reduction").

As at the date of this announcement, Ankerite has an issued and paid-up share capital of S$1,524,235 comprising 1,000,000 ordinary shares and 36,000 redeemable convertible non-cumulative non-participating preference shares.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 October 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Oct-2006 19:07:37
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) 2006 third quarter unaudited financial statement and distribution announcement; (2) CMT achieves 11.8% higher third quarter 2006 distribution per unit; and (3) Distribution per CMT unit and CMT A unit and payment date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.
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CapitaMall Trust

News Release

19 October 2006
For Immediate Release

CMT Achieves 11.8%[1] Higher Third Quarter[2] 2006 Distribution per Unit

Committed leases from IMM's asset enhancement creates S$9.8[3] million additional income

Bugis Junction's multi-faceted asset enhancement plan supports continuous growth

Singapore, 19 October 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$41.23 million to unitholders of CMT ("Unitholders") for Third Quarter[2] 2006, comprising S$26.61 million for the period from 1 July 2006 to 31 August 2006 and S$14.62 million for the period 1 September 2006 to 30 September 2006.

During the equity fund raising exercise for the acquisition of a 40% interest in Raffles City, New Units for CMT were issued but trading under a temporary stock counter, CapitaMall A. These New Units were separate from the main CMT stock counter for the existing unitholders of CMT. As the New Units, CapitaMall A, were listed on 1 September 2006, they do not qualify for the distributable income of CMT for the period from 1 July 2006 to 31 August 2006. The Existing units will however qualify for the distributable income of CMT for the full Third Quarter[2] 2006 period from 1 July 2006 to 30 September 2006. The CapitaMall A stock counter was merged with the main stock counter, CapitaMall Trust, at 9am on Monday, 2 October 2006.

The distributable income for Third Quarter[2] 2006 is based on 100% of CMT's taxable income available for distribution to Unitholders for the same period. Distribution Per unit in CMT ("DPU") for Third Quarter[2] 2006 is 2.85 cents (11.31 cents on an annualised basis), comprising 1.92 cents (11.30 cents on an annualised basis) for the period from 1 July 2006 to 31 August 2006 and 0.93 cents (11.32 cents on an annualised basis) for the period from 1 September 2006 to 30 September 2006.

---

[1] Annualised Distribution per Unit for the period from 1 July 2006 to 30 September 2006 versus the annualised Distribution per Unit for the period from 1 July 2005 to 30 September 2005.
[2] For the period from 1 July 2006 to 30 September 2006.
[3] Annual rental revenue based on committed leases.

When compared against the Third Quarter[4] in 2005, the DPU registered an increase of 11.8%[1] from 10.12 cents (on an annualised basis) to 11.31 cents (on an annualised basis). Given this Third Quarter[2] 2006 DPU, the annualised distribution yield of units in CMT ("Units") is 4.40%, based on the closing price of S$2.57 per Unit on 18 October 2006. The Books Closure Date is on 4 October 2006, and Unitholders of temporary stock counter, CapitaMall A, and main stock counter, CapitaMall, can expect to receive their third quarterly distribution of 0.93 cents per unit and 2.85 cents per unit respectively on 20 November 2006.

In First Quarter[5] 2006, 10% of CMT's distributable income which amounted to S$4.1 million, was retained to provide a sustainable pool of funds to help negate the potential impact of the fluctuating operational cash flows as CMT embarks on the construction of the 2-storey retail annex at IMM Building ("IMM"). As the anticipated vacancy void for the asset enhancement works at IMM has been well-managed, and that CMT is fully committed to distribute 100% of its taxable income available for distribution for the full financial year ending 31 December 2006, the 10% retained distributable income will be paid to Unitholders in Fourth Quarter[6] 2006.

The DPU for Third Quarter[2] 2006 of 11.31 cents (annualised), which excludes the 10% distributable income from First Quarter[4] 2006, has already exceeded the forecast DPU for Third Quarter 2006[7] of 11.07 cents (annualised). With the expected payout of the 10% distributable income from First Quarter[4] 2006 in Fourth Quarter[5] 2006, we are confident of outperforming the forecast 2006 DPU of 11.23[8] cents (annualised for the period from 1 September 2006 to 31 December 2006) announced during our recent acquisition of the 40% interest in Raffles City.

Mr Pua Seck Guan, CEO of CMTML, said, "We are pleased that CMT has once again exceeded forecasts to deliver higher returns to Unitholders. The asset enhancement at IMM has been progressing well, with close to 50% of the works completed on schedule. Based on committed leases at the new retail extension, an additional revenue pool of S$9.8[3] million has been created. As part of our strategy to ensure continuous organic growth through asset enhancements, we are embarking on our next major asset enhancement initiative at Bugis Junction. The multi-faceted works to be carried out at Bugis Junction is expected to create an additional net property income of S$4.0 million per annum and achieve an ungeared return of investment of 12.8%. Together with the pipeline of value creation opportunities at Sembawang Shopping Centre, Jurong Entertainment Centre, Hougang Plaza and Raffles City, we are confident to deliver stable long term growth to Unitholders."

---

[4] For the period from 1 July 2005 to 30 September 2005.
[5] For the period from 1 January 2006 to 31 March 2006.
[6] For the period from 1 October 2006 to 31 December 2006.
[7] Annualised forecast distribution per unit for the period from 1 September 2006 to 31 December 2006 in the CMT Circular dated 29 August 2006
[8] Based on CMT Circular dated 29 August 2006.

Summary of CMT Results

(1 July 2006 to 31 August 2006)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	52,658	48,796	3,862	7.9
Net Property Income (S$'000)	33,134	31,857	1,277	4.0
Distributable Income to Unitholders (S$'000)	26,611	26,100	511	2.0
Distribution Per Unit (cents)				
For the period 1 Jul to 31 Aug 2006	1.92¢	1.88¢	0.04¢	2.0
Annualised	**11.30¢**	**11.07¢**	**0.23¢**	**2.0**
Distribution Yield				
- S$2.36 per unit (closing as at 31 Aug 2006)	**4.79%**	**4.69%**	**0.10%**	**2.0%**
- S$2.57 per unit (closing as at 18 Oct 2006)	**4.40%**	**4.31%**	**0.09%**	**2.0%**

(1 September 2006 to 30 September 2006)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	29,412	29,043	369	1.3
Net Property Income (S$'000)	20,032	18,897	1,135	6.0
Distributable Income to Unitholders (S$'000)	14,615	14,246	369	2.2
Distribution Per Unit (cents)				
For the period 1 Sept to 30 Sept 2006	0.93¢	0.91¢	0.02¢	2.2
Annualised	**11.32¢**	**11.07¢**	**0.25¢**	**2.2**
Distribution Yield				
- S$2.54 per unit (closing as at 29 Sept 2006)	**4.46%**	**4.36%**	**0.10%**	**2.2%**
- S$2.57 per unit (closing as at 18 Oct 2006)	**4.41%**	**4.31%**	**0.10%**	**2.2%**

CMT's gross revenue for Third Quarter[2] 2006 was S$82.07 million. This is an increase of S$4.23 million or 5.4% over the forecast gross revenue of Third Quarter[2] 2006. Gross revenue at all malls across CMT's portfolio outperformed forecast for Third Quarter[2] 2006. CMT's net property income for Third Quarter 2006 also exceeded the forecast net property income for Third Quarter 2006 by S$2.41 million or 4.8%. Rental renewal rates for the first nine months of 2006 registered strong growth of 8.7% over preceding rental rates and 5.2% over forecast rental rates[9].

[9] Based on the forecast shown in the CMT OIS dated 29 August 2006.

Update on IMM

At IMM, construction of the two-storey retail extension block at IMM is progressing well on track. The construction of the circular carpark ramp, installation of the electronic carpark guidance system and Level 1 of the retail extension block were all completed on-schedule in third quarter 2006. Retailers which have commenced operations on Level 1 include Espirit, Samuel and Kevin, Adidas, G2000 Men, MOS Burger, Fish & Co and the Face Shop. Level 2 of the retail extension block is expected to be completed by fourth quarter 2006, just in time for the Christmas festive shopping. The final part of the asset enhancement work, which involves the reconfiguration of the internal space on Level 1 to 3 of the existing block at IMM, is expected to be completed by first quarter 2008.

Leasing of the retail extension block has also been above expectations. We have achieved a committed occupancy for Level 1, 2 and 3 of 96.8%, 73.1% and 35.5% respectively. The average rental achieved at IMM, after the asset enhancement works, will increase by 27.9% from S$7.99 per square feet (sq ft) to S$10.22 per sq ft. The average rental achieved is 6.13% higher than the projected rental. The additional rental revenue pool for IMM on a stablised basis is S$11.4 million per annum. Based on an estimated capital expenditure of S$92.5 million, the return on investment is expected to be 10.1%.

Bugis Junction's Asset Enhancement Plans

At Bugis Junction, significant asset enhancement works will commence in fourth quarter 2006. The asset enhancement initiatives include:

(1) Extension of lease line on Level 1 and creation of balconies on Level 2

Through the extension of lease line on Level 1 and the creation of balconies on Level 2 of the restaurant block along Hylam Street, we expect the creation of approximately 5,000 sq ft of prime retail space. As a result, rental revenue is expected to increase approximately S$1.6 million per annum from these initiatives. The extension of lease line is expected to be completed by second quarter 2007, whilst the creation of balconies is expected to be completed by third quarter 2007.

(2) Relocation of Basement 1 food court to Level 3

The food court on Basement 1 will be relocated to Level 3. Concurrently, approximately 6,400 sq ft of new retail space will be created through the amalgamation of corridor space on Level 3. As a result, rental revenue is expected to increase by 57% from S$1.57 million to S$2.46 million. The asset enhancement works on Level 3 is expected to be completed by third quarter 2007.

(3) Reconfiguration of Basement 1 for new specialty shops and food concept outlets

Through the reconfiguration of Basement 1, which has direct connectivity to the Bugis MRT station, rental revenue per annum is expected to increase by 40.3% from S$8.22 million to S$11.53 million. Phase 1 of the reconfiguration works is expected to be completed by fourth quarter 2007 and Phase 2 is expected to be completed by second quarter 2008.

(4) New Façade along Hylam and Malay Streets

To create a more open concept, the shop fronts on the second and third storey fronting Hylam and Malay Streets will be giving a face-lift. Other than the creation of balconies on Level 2, the previously opaque shop fronts on Level 3 will be opened-up and replaced with glass parapets. The new façade is expected to be completed by third quarter 2007.

The entire asset enhancement exercise, based on an estimated capital expenditure of S$31.4 million, is expected to increase total gross revenue and net property income by S$5.4 million per annum and S$4.0 million per annum respectively. The ungeared return on investment is approximately 12.8%.

Update on Raffles City

From 1 September 2006, CMT owns 40% of Raffles City Singapore through RCS Trust, jointly with CapitaCommercial Trust who holds the remaining 60% interest. Gross revenue and net property income contribution from Raffles City for the month of September 2006 was in line with the forecast shown in the CMT Circular. Raffles City's overall committed occupancy rate is 98.6%, with the occupancy rate of Raffles City Office Tower remaining high at 99.8% and Raffles City Shopping Centre's with an occupancy rate of 97.2% (including the newly opened 53,000 sq ft of retail space in Basement 1) as at 30 September 2006. As part of the repositioning exercise, the Raffles City Shopping Centre is undergoing some tenancy remixing. Concurrently, the asset enhancement plans are being evaluated for progressive implementation.

Corporate Governance and Investor Relations Awards

(1) Securities Investors' Association (Singapore) ("SIAS") Investors' Choice Award 2006

CMT emerged the winner of the SIAS Investors' Choice "Most Transparent Company (REIT Category)" Award 2006, at an award ceremony held on 22 September 2006, for the third consecutive year. The prestigious award is based on key criteria such as timeliness of news release, substantiality of news releases, clarity of news release, degree of media access, frequency of corporate results, availability of segmental information and communication channels. Nominations were made by investment analysts, heads of research, fund managers and members of the mass media.

(2) IR Magazine South East Asia Awards 2006

The IR Magazine Awards are the definitive measure of outstanding investor relations performance worldwide. At the award ceremony held on 12 October 2006, CMT's Chief Executive Officer, Mr Pua Seck Guan, won the "Best Investor Relations by a CEO or Chairman (Small or Mid-Cap)" award. During the poll results, the feedback received stated that "He is clear in his explanation of the company's strategy and business rationales".

In addition, CMT was also highly commended, as one of the three nominees, for the "Best Annual Report or Other Corporate Literature (Small or Mid-Cap)" Award.

CMTML would like to thank all investors, analysts, members of the press and investment community for their strong support. The Awards recognises CMTML's efforts in maintaining high corporate governance standards and commitment towards good investor relations. CMTML will continue to strive towards enhancing corporate governance and transparency levels for CMT.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.3 billion and a market capitalisation of approximately S$4.0 billion as at 18 October 2006, it is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

82 - 4507

CapitaMall Trust

CAPITAMALL TRUST

2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

82 - 4507

CAPITAMALL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

Summary of CMT Group Results

	1 July to 31 August 2006			1 September to 30 September 2006		
	Actual S$'000	**Forecast [1] S$'000**	**Fav/ (Unfav) %**	**Actual S$'000**	**Forecast [1] S$'000**	**Fav/ (Unfav) %**
Gross Revenue	52,658	48,796	7.9	29,412	29,043	1.3
Net Property Income	33,134	31,857	4.0	20,032	18,897	6.0
Taxable Income Available for Distribution	26,611	24,400	9.1	14,615	13,546	7.9
Distributable Income	26,611	26,100	2.0	14,615	14,246	2.2
Taxable Income available for distribution per unit (cents)						
For the period	1.92¢	1.76¢	9.1	0.93¢	0.87¢	7.9
Annualised	11.30¢	10.36¢	9.1	11.32¢	10.59¢	7.9
Distribution Per Unit ("DPU") (cents)						
For the period	1.92¢	1.88¢	2.0	0.93¢	0.91¢	2.2
Annualised	11.30¢	11.07¢	2.0	11.32¢	11.07¢	2.2

Distribution Per Unit ("DPU") (cents)	
FY2004	9.48¢[2]
FY2005	10.23¢[2]

Footnotes:
1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006.*
2. *Refer to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT OIS dated 29 August 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Stock Counter	Distribution Period	Distribution Type	Distribution Rate
CapitaMall	For 1 July 2006 to 31 August 2006	Income	1.92
	For 1 September 2006 to 30 September 2006	Income	0.93
	For 1 July 2006 to 30 September 2006	Income	2.85
CapitaMall A	For 1 September 2006 to 30 September 2006	Income	0.93

Book closure date	4 October 2006
Payment date	20 November 2006

The CapitaMall A stock counter has been merged with the main stock counter, CapitaMall, on Monday, 2 October 2006, 9 a.m.

CAPITAMALL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT")), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager.

RCS Trust is 40% owned by CMT and 60% owned by CCT and has secured a 5 year Commercial Mortgaged-Backed Securitisation ("CMBS") term loan of S$866.0 million to part finance its acquisition of Raffles City. CMT's 40% share of the borrowings amounted to S$346.4 million.

CAPITAMALL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of total return (3Q 2006 vs 3Q 2005)

For a review of the performance, please refer to paragraph 8.

	Group			Trust		
	3Q 2006[1] S$'000	3Q 2005 S$'000	Fav/ (Unfav) %	3Q 2006[2] S$'000	3Q 2005 S$'000	Fav/ (Unfav) %
Gross rental income	76,067	54,740	39.0	71,379	54,740	30.4
Car park income	2,257	1,954	15.5	2,152	1,954	10.1
Other income	3,746	2,671	40.2	3,668	2,671	37.3
Gross revenue	**82,070**	**59,365**	**38.2**	**77,199**	**59,365**	**30.0**
Property management fees	(3,047)	(2,175)	(40.1)	(2,856)	(2,175)	(31.3)
Property tax	(7,614)	(5,205)	(46.3)	(7,228)	(5,205)	(38.9)
Other property operating expenses [3]	(18,243)	(14,546)	(25.4)	(17,514)	(14,546)	(20.4)
Property operating expenses	**(28,904)**	**(21,926)**	**(31.8)**	**(27,598)**	**(21,926)**	**(25.9)**
Net property income	**53,166**	**37,439**	**42.0**	**49,601**	**37,439**	**32.5**
Interest income	264	15	N.M.	1,502	1,214	23.7
Investment income	-	-	-	2,407	-	N.M.
Asset management fees	(5,196)	(3,781)	(37.4)	(4,874)	(3,781)	(28.9)
Trust expenses	(635)	(337)	(88.4)	(607)	(337)	(80.1)
Administrative expenses	**(5,831)**	**(4,118)**	**(41.6)**	**(5,481)**	**(4,118)**	**(33.1)**
Net income before finance costs	**47,599**	**33,336**	**42.8**	**48,029**	**34,535**	**39.1**
Finance costs	(10,620)	(5,869)	(81.0)	(9,449)	(5,869)	(61.0)
Net income [4]	**36,979**	**27,467**	**34.6**	**38,580**	**28,666**	**34.6**
Share of profit of associate	1,312	1,151	14.0	-	-	-
Net appreciation on revaluation of investment properties	-	274,981	N.M.	-	274,981	N.M.
Total return for the period before taxation	**38,291**	**303,599**	**(87.4)**	**38,580**	**303,647**	**(87.3)**
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**38,291**	**303,599**	**(87.4)**	**38,580**	**303,647**	**(87.3)**

Footnotes :

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	3Q 2006 S$'000	3Q 2005 S$'000	Fav/ (Unfav) %	3Q 2006 S$'000	3Q 2005 S$'000	Fav/ (Unfav) %
Depreciation and amortization	*204*	*157*	*(30.0)*	*197*	*157*	*(25.5)*
Assets written off (Mainly aircon system in 2006 and 2005 and escalators in 2006)	*900*	*460*	*(95.7)*	*900*	*460*	*(95.7)*

4. *Net income at Group level is lower than that at Trust level mainly because the Trust recognised interest income from its associate while at Group level, the interest income is eliminated and recognized as part of the share of profit of associate, which comes after Net Income under the Statement of Total Return.*

N.M. – not meaningful

CAPITAMALL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of total return (YTD Sep 2006 vs YTD Sep 2005)

For a review of the performance, please refer to paragraph 8.

	Group			Trust		
	YTD Sep 2006[1] S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %	YTD Sep 2006[2] S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %
Gross rental income	217,939	158,488	37.5	213,251	158,488	34.6
Car park income	6,448	5,552	16.1	6,343	5,552	14.2
Other income	10,900	7,928	37.5	10,822	7,928	36.5
Gross revenue	**235,287**	**171,968**	**36.8**	**230,416**	**171,968**	**34.0**
Property management fees	(8,770)	(6,328)	(38.6)	(8,579)	(6,328)	(35.6)
Property tax	(21,039)	(15,586)	(35.0)	(20,653)	(15,586)	(32.5)
Other property operating expenses [3]	(51,685)	(40,835)	(26.6)	(50,956)	(40,835)	(24.8)
Property operating expenses	**(81,494)**	**(62,749)**	**(29.9)**	**(80,188)**	**(62,749)**	**(27.8)**
Net property income	**153,793**	**109,219**	**40.8**	**150,228**	**109,219**	**37.5**
Interest income	689	56	N.M.	4,372	3,613	21.0
Investment income	-	-	-	2,407	-	N.M.
Asset management fees	(14,568)	(10,685)	(36.3)	(14,246)	(10,685)	(33.3)
Trust expenses	(1,683)	(1,027)	(63.9)	(1,655)	(1,027)	(61.1)
Administrative expenses	**(16,251)**	**(11,712)**	**(38.8)**	**(15,901)**	**(11,712)**	**(35.8)**
Net income before finance costs	**138,231**	**97,563**	**41.7**	**141,106**	**101,120**	**39.5**
Finance costs	(27,913)	(15,961)	(74.9)	(26,742)	(15,961)	(67.5)
Net income[4]	**110,318**	**81,602**	**35.2**	**114,364**	**85,159**	**34.3**
Share of profit of associate	3,894	2,760	41.1	-	-	-
Net appreciation on revaluation of investment properties	13,346	274,981	N.M.	13,346	274,981	N.M.
Total return for the period before taxation	**127,558**	**359,343**	**(64.5)**	**127,710**	**360,140**	**(64.5)**
Taxation	NA	NA	NA	NA	NA	NA
Total return for the period	**127,558**	**359,343**	**(64.5)**	**127,710**	**360,140**	**(64.5)**

Footnotes :

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %
Depreciation and amortization	*716*	*374*	*(91.4)*	*709*	*374*	*(89.6)*
Allowance for doubtful debts and bad debts written off	*14*	*11*	*(27.3)*	*14*	*11*	*(27.3)*
Assets written off (Mainly aircon system and escalators in 2006 and PA system and aircon system in 2005)	*900*	*661*	*(36.2)*	*900*	*661*	*(36.2)*

4. *Net income at Group level is lower than that at Trust level mainly because the Trust recognised interest income from its associate while at Group level, the interest income is eliminated and recognized as part of the share of profit of associate, which comes after Net Income under the Statement of Total Return.*

N.M. – not meaningful

1(a)(ii) Distribution statement (3Q 2006 vs 3Q 2005)

	Group			Trust		
	3Q 2006 S$'000	3Q 2005 S$'000	Fav/ (Unfav) %	3Q 2006 S$'000	3Q 2005 S$'000	Fav/ (Unfav) %
Net income	36,979	27,467	34.6	38,580	28,666	34.6
Net effect of non-tax deductible items (Note A)	3,004	2,104	42.8	2,646	2,104	25.8
Interest income from associate	1,243	1,199	3.7	-	-	NA
Distributable income to unitholders [1]	**41,226**	**30,770**	**34.0**	**41,226**	**30,770**	**34.0**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*2,276*	*1,733*	31.3	*1,954*	*1,733*	12.8
- Trustee's fees	*316*	*208*	51.9	*307*	*208*	47.6
- Temporary differences and other adjustments	*412*	*163*	152.8	*385*	*163*	136.2
Net effect of non-tax deductible items	*3,004*	*2,104*	42.8	*2,646*	*2,104*	25.8

Footnote:

1. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for subsequent quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT had distributed 90% of its taxable income available for distribution to Unitholders ie. S$4.2 million had been retained.*

1(a)(ii) Distribution statement (YTD Sep 2006 vs YTD Sep 2005)

	Group			Trust		
	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	Fav/ (Unfav) %
Net income	110,318	81,602	35.2	114,364	85,159	34.3
Net effect of non-tax deductible items (Note A)	7,242	5,769	25.5	6,884	5,769	19.3
Interest income from associate	3,688	3,557	3.7	-	-	NA
Taxable income available for distribution to unitholders	**121,248**	**90,928**	**33.3**	**121,248**	**90,928**	**33.3**
Distributable income to unitholders [1]	**117,072**	**90,928**	**28.8**	**117,072**	**90,928**	**28.8**
Note A						
Non-tax deductible items						
- Asset management fees (performance component payable in units)	*6,614*	*5,102*	*29.6*	*6,292*	*5,102*	*23.3*
- Trustee's fees	*839*	*566*	*48.2*	*830*	*566*	*46.6*
- Temporary differences and other adjustments	*(211)*	*101*	*(308.9)*	*(238)*	*101*	*(335.6)*
Net effect of non-tax deductible items	*7,242*	*5,769*	*25.5*	*6,884*	*5,769*	*19.3*

Footnote:

1. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for subsequent quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT had distributed 90% of its taxable income available for distribution to Unitholders ie. S$4.2 million had been retained.*

1(b)(i) **Balance sheet**

As at 30 Sep 2006 vs 31 Dec 2005

	Group			Trust		
	30 Sep 2006[1] S$'000	31 Dec 2005 S$'000	Fav/ (Unfav) %	30 Sep 2006 S$'000	31 Dec 2005 S$'000	Fav/ (Unfav) %
Non-current assets						
Plant & equipment	786	547	43.7	442	547	(19.2)
Investment properties [2]	4,309,693	3,365,000	28.1	3,437,947	3,365,000	2.2
Interest in an associate [3]	66,701	64,928	2.7	58,000	58,000	-
Interest in joint venture	-	-	N.M.	525,032	-	N.M.
Total non-current assets	**4,377,180**	**3,430,475**	**27.6**	**4,021,421**	**3,423,547**	**17.5**
Current assets						
Inventories	168	-	N.M.	-	-	NA
Trade & other receivables	15,638	13,942	12.2	16,088	13,942	15.4
Cash & cash equivalents [4]	37,044	39,147	(5.4)	28,793	39,147	(2.6)
Total current assets	**52,850**	**53,089**	**(0.5)**	**44,881**	**53,089**	**(15.5)**
Less						
Current liabilities						
Trade & other payables [5]	238,152	77,752	(206.3)	230,046	77,752	(195.9)
Provisions for taxation	367	367	-	367	367	-
Total current liabilities	**238,519**	**78,119**	**(205.3)**	**230,413**	**78,119**	**(195.0)**
Net current (liabilities) / assets	**(185,669)**	**(25,030)**	**(641.8)**	**(185,532)**	**(25,030)**	**(641.2)**
Less						
Non-current liabilities						
Interest bearing loans	1,433,511	1,089,232	(31.6)	1,089,605	1,089,232	-
Other non-current liabilities	39,440	32,308	(22.1)	36,068	32,308	(11.6)
Total non-current liabilities	**1,472,951**	**1,121,540**	**(31.3)**	**1,125,673**	**1,121,540**	**(0.4)**
Net assets	**2,718,560**	**2,283,905**	**19.0**	**2,710,216**	**2,276,977**	**19.0**
Unitholders' funds	**2,718,560**	**2,283,905**	**19.0**	**2,710,216**	**2,276,977**	**19.0**

Footnotes:

1. *Balance sheet at Group level is after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
2. *Investment properties at Group level include CMT's 40% share of Raffles City and the 2 units in Hougang Plaza acquired on 10 May 2006 (2.7% of the strata area) and 7 June 2006 (0.6% of the*

strata area) and are stated at valuations performed by independent professional valuers on 16 March 2006 (for Raffles City) and 1 June 2006 for all other properties.
Investment properties at Trust level include the 2 units in Hougang Plaza acquired on 10 May 2006 (2.7% of the strata area) and 7 June 2006 (0.6% of the strata area) and are stated at valuations performed by independent professional valuers on 1 June 2006 for all other properties.

3. *The increase for Group was mainly due to the adjustment for prior year's revaluation loss and YTD Sep 2006's gain on interest rate swaps on the bonds issued by associate.*
4. *The decrease at Trust level was mainly due to higher amount drawn down for asset enhancement works, partially offset by the cash available for distribution to Unitholders. As at 30 September 2006, the cash available for distribution was for the period from 1 July 2006 to 30 September 2006 whereas as at 31 December 2005, the cash available for distribution was for the period from 31 October 2005 to 31 December 2005.*
   The decrease at Group level is mainly the same reasons at Trust level partially offset by an increase due to the taking up of CMT's 40% interest in cash and cash equivalents of RCS Trust.
5. *The increases for Group and Trust levels were mainly due to the draw down of a short term interest bearing loan of S$30.0 million in June 2006 and additional borrowing of S$114.3 million drawn down on 1 September 2006 to part finance the acquisition of Raffles City.*

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Group		Trust	
	30 Sep 2006[1]	31 Dec 2005	30 Sep 2006	31 Dec 2005
	S$'000	S$'000	S$'000	S$'000
Secured borrowings				
Amount repayable after one year	1,439,400	1,093,000	1,093,000	1,093,000
Less: Fees and costs in relation to debt raising exercise amortised over the tenor of secured loan	(5,889)	(3,768)	(3,395)	(3,768)
	1,433,511	**1,089,232**	**1,089,605**	**1,089,232**

Footnote:
1. *Secured borrowings at Group level is after taking in CMT's 40% share of secured borrowings at RCS Trust (S$346.4 million), to part finance the acquisition of Raffles City.*

Details of any collateral at CMT

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

1(c) Cash flows statement (3Q 2006 vs 3Q 2005)

	Group	
	3Q 2006[1] S$'000	3Q 2005 S$'000
Operating activities		
Net income	36,979	27,467
Adjustments for:		
Interest income	(264)	(15)
Finance costs	10,620	5,869
Write-off of assets	900	460
Depreciation and amortization	204	157
Acquisition fees paid in units	8,664	-
Asset management fee paid/payable in units (including fair value of management fees paid/payable in units)	1,954	1,733
Operating income before working capital changes	59,057	35,671
Changes in working capital:		
Inventories	(168)	-
Trade and other receivables	(577)	725
Trade and other payables	(3,624)	2,756
Security deposits	10,197	1,500
Cash generated from operating activities	**64,885**	**40,652**
Investing activities		
Interest received	264	2,374
Net cash outflow on purchase of investment properties	(863,083)	(11,473)
Capital expenditure on investment properties	(14,484)	(8,814)
Purchase of plant and equipment	(346)	(72)
Cash flows from investing activities	**(877,649)**	**(17,985)**
Financing activities		
Proceeds from interest-bearing loans and borrowings	460,667	17,000
Proceeds from issue of new units	401,000	-
Repayment of short-term borrowings	-	(10,200)
Distribution to unitholders	(38,267)	(30,245)
Interest paid	(9,473)	(5,833)
Payment of issue expenses	(8,804)	-
Cash flows from financing activities	**805,123**	**(29,278)**
Decrease in cash and cash equivalent	**(7,641)**	**(6,611)**
Cash and cash equivalent at beginning of period	**44,685**	**22,139**
Cash and cash equivalent at end of period	**37,044**	**15,528**

Footnote:

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

1(c) Cash flows statement (YTD Sep 2006 vs YTD Sep 2005)

	Group	
	YTD Sep 2006[1] S$'000	YTD Sep 2005 S$'000
Operating activities		
Net income	110,318	81,602
Adjustments for:		
Interest income	(689)	(56)
Finance costs	27,913	15,961
Write-off of assets	900	661
Depreciation and amortization	716	374
Acquisition fees paid in units	8,664	-
Asset management fee paid/payable in units (including fair value of management fees paid/payable in units)	6,293	5,102
Operating income before working capital changes	154,115	103,644
Changes in working capital:		
Inventories	(168)	-
Trade and other receivables	(946)	(2,218)
Trade and other payables	(7,306)	11,303
Security deposits	13,640	2,850
Cash generated from operating activities	**159,335**	**115,579**
Investing activities		
Interest received	3,094	4,813
Net cash outflow on purchase of investment properties	(868,410)	(127,422)
Capital expenditure on investment properties	(50,458)	(29,516)
Purchase of plant and equipment	(424)	(138)
Cash flows from investing activities	**(916,198)**	**(152,263)**
Financing activities		
Proceeds from interest-bearing loans and borrowings	490,667	140,000
Proceeds from issue of new units	401,000	-
Repayment of short-term borrowings	-	(10,200)
Distribution to unitholders	(101,618)	(108,960)
Interest paid	(26,479)	(15,819)
Payment of issue expenses	(8,810)	-
Cash flows from financing activities	**754,760**	**5,021**
Increase / (Decrease) in cash and cash equivalent	**(2,103)**	**(31,663)**
Cash and cash equivalent at beginning of period	**39,147**	**47,191**
Cash and cash equivalent at end of period	**37,044**	**15,528**

Footnote:

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.

1(d)(i) Statement of changes in unitholders' funds (3Q 2006 vs 3Q 2005)

As at 30 Sep 2006 vs 30 Sep 2005

	Group		Trust	
	3Q 2006[1] S$'000	3Q 2005 S$'000	3Q 2006[2] S$'000	3Q 2005 S$'000
Balance as at beginning of period	**2,315,782**	**1,600,262**	**2,307,089**	**1,593,645**
Operations				
Net income	36,979	27,467	38,580	28,666
Share of profit of associate	1,312	1,151	-	-
Net appreciation on revaluation of investment properties	-	274,981	-	274,981
Change in net assets attributable to unitholders resulting from operations	**38,291**	**303,599**	**38,580**	**303,647**
Movement in hedging reserve	**(60)**	**1,086**	**-**	**-**
Unitholders' transactions				
Creation of units				
- proceeds from placement[3]	401,000	-	401,000	-
- acquisition fees paid in units[4]	8,664	-	8,664	-
- fair value of management fees payable / paid in units	122	152	122	152
Units to be issued as satisfaction of the portion of asset management fees payable in units[5]	1,832	1,582	1,832	1,582
Distribution to unitholders[6]	(38,267)	(30,245)	(38,267)	(30,245)
Issue expenses[7]	(8,804)	-	(8,804)	-
Net decrease in net assets resulting from unitholders' transactions	**364,547**	**(28,511)**	**364,547**	**(28,511)**
Balance as at end of period	**2,718,560**	**1,876,436**	**2,710,216**	**1,868,781**

Footnotes:

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The remaining 3.3% of the strata area of Hougang Plaza was progressively acquired on 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
3. *174,348,000 new units were issued via a capital raising exercise on 1 September 2006 to part finance the acquisition of Raffles City through RCS Trust.*
4. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the acquisition of Raffles City. Under the Property Funds Guidelines, the acquisition fees paid in respect of transactions with interested parties will have to be in the form of units.*
5. *Excludes asset management fees payable in units of S$0.3 million in respect of RCS Trust, which is payable when RCS Trust pays the asset management fees.*
6. *Distribution for 3Q 2006 is for the period from 1 April 2006 to 30 June 2006 paid in August 2006. Distribution for 3Q 2005 is for the period from 1 April 2005 to 30 June 2005 paid in August 2005.*
7. *This comprised mainly underwriting and selling commissions and other issue expenses relating to the capital raising exercise for the acquisition of Raffles City through RCS Trust on 1 September 2006.*

1(d)(i) **Statement of changes in unitholders' funds (YTD Sep 2006 vs YTD Sep 2005)**

As at 30 Sep 2006 vs 30 Sep 2005

	Group		Trust	
	YTD Sep 2006[1] S$'000	YTD Sep 2005 S$'000	YTD Sep 2006[2] S$'000	YTD Sep 2005 S$'000
Balance as at beginning of period	**2,283,905**	**1,622,478**	**2,276,977**	**1,610,653**
Operations				
Net income	110,318	81,602	114,364	85,159
Share of profit of associate	3,894	2,760	-	-
Net appreciation on revaluation of investment properties	13,346	274,981	13,346	274,981
Change in net assets attributable to unitholders resulting from operations	**127,558**	**359,343**	**127,710**	**360,140**
Movement in hedging reserve	**1,568**	**(3,373)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- proceeds from placement[3]	401,000	-	401,000	-
- acquisition fees paid in units[4]	8,664	-	8,664	-
- fair value of management fees payable / paid in units	573	-	573	308
- management fee paid in units	3,887	5,366	3,887	5,105
Units to be issued as satisfaction of the portion of asset management fees payable in units[5]	1,832	1,582	1,832	1,582
Distribution to unitholders [6]	(101,618)	(108,960)	(101,618)	(108,960)
Issue expenses[7]	(8,809)	-	(8,809)	-
Net decrease in net assets resulting from unitholders' transactions	**305,529**	**(102,012)**	**305,529**	**(102,012)**
Balance as at end of period	**2,718,560**	**1,876,436**	**2,710,216**	**1,868,781**

Footnotes:

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.*
3. *174,348,000 new units were issued via a capital raising exercise on 1 September 2006 to part finance the acquisition of Raffles City through RCS Trust.*
4. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the acquisition of Raffles City through RCS Trust. Under the Property Funds Guidelines, the acquisition fees paid in respect of transactions with interested parties will have to be in the form of units.*
5. *Excludes asset management fees payable in units of S$0.3 million in respect of RCS Trust, which is payable when RCS Trust pays the asset management fees.*

6. *Distribution for YTD Sep 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006, distribution for the period 1 January 2006 to 31 March 2006 paid in May 2006 and distribution for the period 1 April 2006 to 30 June 2006 paid in August 2006.*
   Distribution for YTD Sep 2005 is for the period 2 August 2004 to 31 December 2004 paid in February 2005, distribution for the period 1 January 2005 to 31 March 2005 paid in May 2005 and distribution for the period 1 April 2005 to 30 June 2005 paid in August 2005.
7. *This comprised mainly underwriting and selling commissions and other issue expenses relating to the capital raising exercise for the acquisition of Raffles City through RCS Trust on 1 September 2006.*

1(d)(ii) Details of any change in the issued and issuable units (3Q 2006 vs 3Q 2005)

	Trust	
	3Q 2006 Units	3Q 2005 Units
Balance as at beginning of period	**1,381,463,231**	**1,204,982,446**
New units issued :		
- As payment of asset management fees [1]	997,074	648,420
- For acquisition of Raffles City	174,348,000	-
- As payment of acquisition fees of Raffles City	3,652,767	-
Issued units as at end of period	**1,560,461,072**	**1,205,630,866**
New units to be issued		
- As payment of asset management fees [2]	850,262	667,826
Total issued and issuable units as at end of period	**1,561,311,334**	**1,206,298,692**

Footnotes:
1. *These were the performance component of the asset management for 2Q 2006 and 2Q 2005 which were issued in August 2006 and August 2005 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2006 (which will be issued in November 2006) and 3Q 2005 that have been issued in November 2005 respectively. Excludes asset management fees payable in units of 129,371 units in respect of RCS Trust, which is payable when RCS Trust pays the asset management fees.*

1(d)(ii) Details of any change in the issued and issuable units (YTD Sep 2006 vs YTD Sep 2005)

	Trust	
	YTD Sep 2006 Units	YTD Sep 2005 Units
Balance as at beginning of period	**1,379,698,467**	**1,203,200,009**
New units issued :		
- As payment of asset management fees [1]	2,761,838	2,430,857
- For acquisition of Raffles City	174,348,000	-
- As payment of acquisition fees of Raffles City	3,652,767	-
Issued units as at end of period	**1,560,461,072**	**1,205,630,866**
New units to be issued		
- As payment of asset management fees [2]	850,262	667,826
Total issued and issuable units as at end of period	**1,561,311,334**	**1,206,298,692**

Footnotes:
1. *These were the performance component of the asset management for 4Q 2005, 1Q 2006 and 2Q 2006 which were issued in February 2006, May 2006 and August 2006 respectively. For YTD Sep 2005, the units were issued for 4Q 2004, 1Q 2005 and 2Q 2005 in February 2005, May 2005 and August 2005 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2006 (which will be issued in November 2006) and 3Q 2005 that have been issued in November 2005 respectively. Excludes asset management fees payable in units of 129,371 units in respect of RCS Trust, which is payable when RCS Trust pays the asset management fees.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Group has applied the same accounting policies and methods of computation applied in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2006 vs 3Q 2005)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Group			
	1 Jul to 31 Aug 2006	1 Sep to 30 Sep 2006	3Q 2006	3Q 2005
Weighted average number of units in issue	1,381,929,604	1,560,002,378	1,439,996,813	1,205,391,233
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	1.79¢	0.87¢	2.66¢	2.37¢
Based on fully diluted basis	1.79¢	0.87¢	2.66¢	2.37¢
Number of units in issue at end of period	1,382,460,305	1,560,461,072	1,560,461,072	1,205,630,866
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	1.92¢	0.93¢	2.85¢	2.55¢

	Trust			
	1 Jul to 31 Aug 2006	1 Sep to 30 Sep 2006	3Q 2006	3Q 2005
Weighted average number of units in issue	1,381,929,604	1,560,002,378	1,439,996,813	1,205,391,233
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	1.79¢	0.89¢	2.68¢	2.38¢
Based on fully diluted basis	1.79¢	0.89¢	2.68¢	2.38¢
Number of units in issue at end of period	1,382,460,305	1,560,461,072	1,560,461,072	1,205,630,866
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	1.92¢	0.93¢	2.85¢	2.55¢

Footnote:
1. EPU is calculated based on net income.

CAPITAMALL TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT

	Group		Trust	
	YTD Sep 2006	YTD Sep 2005	YTD Sep 2006	YTD Sep 2005
Weighted average number of units in issue	1,400,642,077	1,204,637,922	1,400,642,077	1,204,637,922
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	8.16¢	7.00¢	8.17¢	7.07¢
Based on fully diluted basis	8.16¢	7.00¢	8.17¢	7.07¢
Number of units in issue at end of period	1,560,461,072	1,205,630,866	1,560,461,072	1,205,630,866
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	8.34¢	7.53¢	8.34¢	7.53¢

Footnote:
1. *EPU is calculated based on net income.*
2. *YTD Sep 2006's DPU includes the amount for 1st quarter ended 31 March 2006 which was based on 90% of CMT's taxable income available for distribution to Unitholders.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	
	30 Sep 06	31 Dec 05
NAV per unit	$1.74	$1.66
Adjusted NAV per unit (excluding the distributable income)	$1.72	$1.64

	Trust	
	30 Sep 06	31 Dec 05
NAV per unit	$1.73	$1.65
Adjusted NAV per unit (excluding the distributable income)	$1.71	$1.63

8 Review of the performance

	Group				
	3Q 2006[1]	3Q 2005	2Q 2006[1]	YTD Sep 2006[1]	YTD Sep 2005
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**82,070**	**59,365**	**76,536**	**235,287**	**171,968**
Property operating expenses	(28,904)	(21,926)	(27,301)	(81,494)	(62,749)
Net property income	**53,166**	**37,439**	**49,235**	**153,793**	**109,219**
Interest income	264	15	191	689	56
Administrative expenses	(5,831)	(4,118)	(5,223)	(16,251)	(11,712)
Finance costs	(10,620)	(5,869)	(8,742)	(27,913)	(15,961)
Net income	**36,979**	**27,467**	**35,461**	**110,318**	**81,602**

	Group				
	3Q 2006[1]	3Q 2005	2Q 2006[1]	YTD Sep 2006[1]	YTD Sep 2005
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income	36,979	27,467	35,461	110,318	81,602
Net effect of non-tax deductible items	3,004	2,104	1,575	7,242	5,769
Interest income from associate	1,243	1,199	1,229	3,688	3,557
Taxable income available for distribution to unitholders	**41,226**	**30,770**	**38,265**	**121,248**	**90,928**
Distributable income to unitholders	**41,226**	**30,770**	**38,265**	**117,072**	**90,928**
Taxable Income available for distribution per unit (cents)					
For the period	2.85	2.55	2.77	8.64[2]	7.53
Annualised	11.31	10.12	11.11	11.55	10.07
Distribution per unit (in cents)					
For the period	2.85	2.55	2.77	8.34[2]	7.53
Annualised	11.31	10.12	11.11	11.15	10.07

Footnotes:-

1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. Sembawang Shopping Centre was acquired on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%). The acquisitions of Bugis Junction and Jurong Entertainment Centre were completed on 31 October 2005.
2. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for subsequent quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT had distributed 90% of its taxable income available for distribution to Unitholders ie. S$4.2 million had been retained.*

Net income for Group are below the net income for Trust due mainly to the elimination of interest income from its associate.

3Q 2006 vs 3Q 2005

On 1 September 2006, RCS Trust completed the acquisition of Raffles City. RCS Trust is an unlisted special purpose trust constituted on 18 July 2006, which is 40% owned by CMT and 60% owned by CapitaCommercial Trust ("CCT").

Gross revenue for 3Q 2006 was S$82.1 million, an increase of S$22.7 million or 38.2% over 3Q 2005. This was mainly due to revenue of S$15.6 million from Bugis Junction and Jurong Entertainment Centre, which were acquired on 31 October 2005. In addition, the increase was also attributed to revenue of S$4.9 million from the 40% interest in Raffles City, which was acquired on 1 September 2006. The existing seven malls accounted for another S$2.2 million increase in revenue mainly due to new and renewal leases.

Property operating expenses for 3Q 2006 was S$28.9 million, an increase of S$7.0 million or 31.8% over 3Q 2005, mainly attributed to the two malls and Raffles City as mentioned above.

Administrative expenses for 3Q 2006 was S$5.8 million, an increase of S$1.7 million or 41.6% over 3Q 2005. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management arising mainly from the two malls and Raffles City as mentioned above.

Finance costs for 3Q 2006 of S$10.6 million was S$4.8 million or 81.0% higher than the same quarter last year. Higher finance cost mainly due to interest expense of S$3.4 million on the S$433.0 million loan drawn down on 31 October 2005 to part finance/refinance the acquisitions of Hougang Plaza, Sembawang Shopping Centre, Bugis Junction and Jurong Entertainment Centre in 2005. In addition, CMT incurred interest expense of S$0.4 million on the S$114.3 million bridge loan drawn down on 1 September 2006 to part finance the acquisition of Raffles City through RCS Trust. In addition, finance costs for 3Q 2006 included. Finance costs for the quarter also included CMT's share of finance costs of S$1.2 million incurred at RCS Trust, arising from the $866.0 million bridge loan which was subsequently refinanced by CMBS term loan secured to part finance the acquisition of Raffles City.

3Q 2006 vs 2Q 2006

Gross revenue for 3Q 2006 was S$82.1 million compared with S$76.5 million for 2Q 2006, an increase of S$5.5 million or 7.2%. This is mainly contributed by revenue of S$4.9 million from the 40% interest in Raffles City, which was acquired on 1 September 2006.

Property operating expenses was S$28.9 million, an increase of S$1.6 million or 5.9% over 2Q 2006. The newly acquired Raffles City accounted for S$1.2 million of the increase.

Administrative expenses for 3Q 2006 was S$5.8 million, an increase of S$0.6 million or 11.6% over 2Q 2006. This was mainly due to the increase in asset management fees as a result of higher revenue generated. In addition, the increase was contributed by CMT's share of administrative expenses incurred at RCS Trust.

Finance costs was S$10.6 million, an increase of S$1.9 million or 21.5% over 2Q 2006. This was mainly due to the interest expense incurred in association with the S$114.3 million bridge loan drawn down on 1 September 2006 to part finance the acquisition of Raffles City and CMT's share of finance costs incurred at RCS Trust in this quarter, as mentioned above.

YTD Sep 2006 vs YTD Sep 2005

Gross revenue for YTD Sep 2006 was S$235.3 million, an increase of S$63.3 million or 36.8% over YTD Sep 2005. This was mainly due to revenue of S$50.6 million from the four malls acquired in Year 2005, namely Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. In addition, the increase was also attributed to revenue of S$4.9 million from the 40% interest in Raffles City, which was acquired on 1 September 2006 through RCS Trust. The existing five malls accounted for another S$7.8 million increase in revenue mainly due to new and renewal leases.

Property operating expenses for YTD Sep 2006 was S$81.5 million, an increase of S$18.7 million or 29.9% over YTD Sep 2005, mainly attributed to the four malls and Raffles City as mentioned above.

Administrative expenses for YTD Sep 2006 was S$16.3 million, an increase of S$4.5 million or 38.8% over YTD Sep 2005. This was mainly due to increase in asset management fees as a result of higher revenue generated and higher property values under management arising mainly from four malls

acquired in Year 2005. The increase was also attributed to CMT's share of administrative expenses incurred at RCS Trust.

Finance costs for YTD Sep 2006 was S$27.9 million, which is S$12.0 million or 74.9% higher than YTD Sep 2005. This was mainly due to the interest expense on the S$433.0 million loan drawn down on 31 October 2005 to part finance/refinance the acquisitions of Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre. In addition, finance costs YTD Sep 2006 included CMT's 40% share of finance costs incurred at RCS Trust, arising from the $866.0 million bridge loan which was subsequently refinanced by CMBS term loan secured to finance the acquisition of Raffles City, and interest expense incurred at CMT on the S$114.3 million bridge loan drawn down on 1 September 2006 to part finance the acquisition of Raffles City.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

Below mentioned relates to the review of the results of Group.

9(i) **Income statement (Actual vs Forecast)**

	Actual 1 July to 31 August 2006 S$'000	Forecast [2] 1 July to 31 August 2006 S$'000	Fav/ (Unfav) %	Actual[1] 1 Sept to 30 Sept 2006 S$'000	Forecast [2] 1 Sept to 30 Sept 2006 S$'000	Fav/ (Unfav) %
Gross rental income	48,536	45,567	6.5	27,531	27,389	0.5
Car park income	1,436	1,384	3.8	821	803	2.2
Other income	2,686	1,845	45.6	1,060	851	24.6
Gross revenue	**52,658**	**48,796**	**7.9**	**29,412**	**29,043**	**1.3**
Property management fees	(1,923)	(1,807)	(6.4)	(1,124)	(1,081)	(4.0)
Property tax	(5,390)	(4,497)	(19.9)	(2,224)	(2,661)	16.4
Other property operating expenses	(12,211)	(10,635)	(14.8)	(6,032)	(6,404)	5.8
Property operating expenses	**(19,524)**	**(16,939)**	**(15.3)**	**(9,380)**	**(10,146)**	**7.5**
Net property income	**33,134**	**31,857**	**4.0**	**20,032**	**18,897**	**6.0**
Interest income	175	-	N.M.	89	-	N.M.
Asset management fees	(3,003)	(2,770)	(8.4)	(2,193)	(1,760)	(24.6)
Trust expenses	(334)	(500)	33.2	(301)	(348)	13.5
Administrative expenses	**(3,337)**	**(3,270)**	**(2.0)**	**(2,494)**	**(2,108)**	**(18.3)**
Net income before finance costs	**29,972**	**28,587**	**4.8**	**17,627**	**16,789**	**5.0**
Finance costs	(6,127)	(6,512)	5.9	(4,493)	(4,969)	9.6
Net income	**23,845**	**22,075**	**8.0**	**13,134**	**11,820**	**11.1**
Share of profit of associate	867	838	3.5	445	405	9.9
Net income after associate's results	**24,712**	**22,913**	**7.9**	**13,579**	**12,225**	**11.1**

N.M. – not meaningful

Footnotes:

1. *Group results for the period 1 September 2006 to 30 September 2006 are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(i) Income statement (Actual vs Forecast)

	Actual[1] 1 July to 30 September 2006 S$'000	Forecast [2] 1 July to 30 September 2006 S$'000	Fav/ (Unfav) %
Gross rental income	76,067	72,956	4.3
Car park income	2,257	2,187	3.2
Other income	3,746	2,696	38.9
Gross revenue	**82,070**	**77,839**	**5.4**
Property management fees	(3,047)	(2,888)	(5.5)
Property tax	(7,614)	(7,158)	(6.4)
Other property operating expenses	(18,243)	(17,039)	(7.1)
Property operating expenses	**(28,904)**	**(27,085)**	**(6.7)**
Net property income	**53,166**	**50,754**	**4.8**
Interest income	264	-	N.M.
Asset management fees	(5,196)	(4,530)	(14.7)
Trust expenses	(635)	(848)	25.1
Administrative expenses	**(5,831)**	**(5,378)**	**(8.4)**
Net income before finance costs	**47,599**	**45,376**	**4.9**
Finance costs	(10,620)	(11,481)	7.5
Net income	**36,979**	**33,895**	**9.1**
Share of profit of associate	1,312	1,243	5.6
Net income after associate's results	**38,291**	**35,138**	**9.0**

N.M. – not meaningful

Footnotes:
1. *Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual 1 July to 31 August 2006 S$'000	Forecast [2] 1 July to 31 August 2006 S$'000	Fav/ (Unfav) %	Actual [1] 1 Sept to 30 Sept 2006 S$'000	Forecast [2] 1 Sept to 30 Sept 2006 S$'000	Fav/ (Unfav) %
Net income	**23,845**	**22,075**	**8.0**	**13,134**	**11,820**	**11.1**
Net effect of non-tax deductible items	1,928	1,487	29.7	1,076	1,321	(18.5)
Interest income from associate	838	838	-	405	405	-
Taxable income available for distribution to unitholders	**26,611**	**24,400**	**9.1**	**14,615**	**13,546**	**7.9**
Distributable income to unitholders [3]	**26,611**	**26,100**	**2.0**	**14,615**	**14,246**	**2.2**
Distribution per unit (in cents)						
For the period	1.92	1.88	2.0	0.93	0.91	2.2
Annualised	11.30	11.07	2.0	11.32	11.07	2.2
Comprising:						
CapitaMall units						
For the period 1 July 2006 to 31 August 2006	1.92	1.88	2.0	-	-	-
For the period 1 September 2006 to 30 September 2006	-	-	-	0.93	0.91	2.2
CapitaMall A units						
For the period 1 September 2006 to 30 September 2006	-	-	-	0.93	0.91	2.2

Footnotes:

1. *Group results for the period 1 September 2006 to 30 September 2006 are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*
3. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ending 31 December 2006. Due to significant asset enhancement works and higher interest expenses, income streams for subsequent quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2006, CMT had distributed 90% of its taxable income available for distribution to Unitholders ie. S$4.2 million had been retained.*

9(iii) **Breakdown of gross revenue**	Actual 1 July to 30 Sept 2006 S$'000	Forecast [1] 1 July to 30 Sept 2006 S$'000	Fav/(Unfav) %
Tampines Mall	13,870	12,718	9.1
Junction 8	10,436	10,347	0.9
Funan DigitaLife Mall	6,050	5,884	2.8
IMM Building	12,920	11,934	8.3
Plaza Singapura	15,756	14,737	6.9
Bugis Junction	13,430	12,927	3.9
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	4,738	4,424	7.1
	77,200	72,971	5.8
40% interest in Raffles City	4,870	4,868	-
Gross revenue	**82,070**	**77,839**	**5.4**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iv) **Breakdown of net property income**	Actual 1 July to 30 Sept 2006 S$'000	Forecast [1] 1 July to 30 Sept 2006 S$'000	Fav/(Unfav) %
Tampines Mall	9,564	8,898	7.5
Junction 8	7,315	7,124	2.7
Funan DigitaLife Mall	3,465	3,394	2.1
IMM Building	6,691	6,360	5.2
Plaza Singapura	10,495	9,984	5.1
Bugis Junction	9,099	8,653	5.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	2,973	2,784	6.8
	49,602	47,197	5.1
40% interest in Raffles City	3,564	3,557	0.2
Net property income	**53,166**	**50,754**	**4.8**

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(v) **Review of the performance**

Gross revenue for 3Q 2006 was S$82.1 million, an increase of S$4.2 million or 5.4% over the forecast for the same period. This was mainly due to higher revenue for Tampines Mall, IMM Building and Plaza Singapura of $3.1 million, with higher rental and other income.

Property operating expenses for 3Q 2006 was S$28.9 million, an increase of S$1.8 million or 6.7% compared with forecast for the same period mainly due to higher than forecasted expenses for Tampines Mall, IMM Building, Bugis Junction and Plaza Singapura. This is mainly attributed to the assets written off for Tampines Mall and higher maintenance costs. In addition, the increase is also due to the higher property tax expenses, which is in line with the higher revenue.

Administrative expenses for 3Q 2006 was S$5.8 million, an increase of S$0.5 million or 8.4% over forecast for the same period. This was mainly due to higher asset management fees as a result of

higher revenue generated.

Finance cost for 3Q 2006 was S$10.6 million, a decrease of S$0.9 million or 7.5% compared to forecast for the same period. In the forecast, a higher quantum of loan was assumed to be drawn down to finance various asset enhancements and working capital requirements.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy grew by a healthy 6.4% in 2005.

Advance estimates showed that gross domestic product ("GDP") rose by 7.1% in 3Q 2006, compared to the same period in 2005. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by 6.0%, compared with a 3.4% expansion in the preceding quarter.

Booming retail sales have resulted in recent increases in rents, particularly in the Orchard Road area, where average monthly rentals of prime shop space have reached $38.80 per sq ft, up 1.8% from the last three months. Rents for retail space are forecasted to rise by 9% by the year-end.

Growth of the services producing industries is estimated to have eased slightly to 6.6% in 3Q 2006. With the exception of wholesale and retail trade, and hotel and restaurants sectors, all other services sectors registered slower growth.

Outlook for 2006

The manager of CMT is optimistic to deliver the projected distribution of 11.23 cents as stated in the CMT OIS dated 29 August 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 01 July 2006 to 30 September 2006
Distribution type	: Income
Distribution rate	CapitaMall : 2.85 cents per unit (for period from 1 July 2006 to 30 September 2006) CapitaMall A : 0.93 cents per unit (for period from 1 September 2006 to 30 September 2006)
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	NA.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

	Name of distribution	: Distribution for 01 July 2005 to 30 October 2005
	Distribution type	: Income
	Distribution rate	: 3.38 cents per unit
	Par value of units	: Not meaningful
	Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
	Remarks	: NA
11(c)	Date payable	: 20 November 2006
11(d)	Book closure date	: 4 October 2006

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the **"Manager"**) which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 30 September 2006 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 9 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon Director	Pua Seck Guan Chief Executive Officer

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh
Company Secretary
19 October 2006

82 - 4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

DISTRIBUTION PER CMT UNIT AND CMT A UNIT AND PAYMENT DATE

On 22 September 2006, CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**" and the manager of CMT, the "**Manager**"), announced that the quantum of distribution per unit in CMT trading under the main CMT stock counter on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), "CapitaMall" ("**CMT Unit**"), for the period from 1 July 2006 to 30 September 2006 was expected to be between 2.83 cents and 2.90 cents, and no less than 2.83 cents, and the quantum of distribution per unit in CMT trading under the temporary CMT stock counter on the SGX-ST, "CapitaMall A" ("**CMT A Unit**"), for the period from 1 September 2006 to 30 September 2006 was expected to be between 0.92 cents and 0.95 cents, and no less than 0.92 cents.

The Manager is pleased to announce that:

(i) the distribution per CMT Unit for the period from 1 July 2006 to 30 September 2006 will be 2.85 cents; and

(ii) the distribution per CMT A Unit for the period from 1 September 2006 to 30 September 2006 will be 0.93 cents.

The date of payment of distributions in respect of both CMT Units and CMT A Units will be 20 November 2006.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
19 October 2006

Important Notice

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

CapitaMall Trust

THIRD QUARTER 2006 FINANCIAL RESULTS PRESENTATION

CapitaMall Trust

19 October 2006

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT OIS to Unitholders dated 29 August 2006. This shall be read in conjunction with paragraph 9 of CMT 2006 Third Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Financial Highlights

Financial Results : 3Q 2006 (1 Jul – 30 Sept 2006)

1 Jul to 31 Aug 2006 : Distribution Per Unit of 1.92 cents Exceeds Forecast[1] by 2.0%.

1 Sept to 30 Sept 2006 : Distribution Per Unit of 0.93 cents Exceeds Forecast[1] by 2.2%.

	1 Jul to 31 Aug 06			1 Sept to 30 Sept 06		
	Actual	Forecast[1]	Variance	Actual	Forecast[1]	Variance
Taxable income	S$26.61 m	S$24.40 m	9.1%	S$14.62 m	S$13.55 m	7.9 %
Distributable income	S$26.61 m	S$26.10 m	2.0%	S$14.62 m	S$14.25 m	2.2 %
Distributable income per Unit	1.92 ¢	1.88 ¢	2.0%	0.93 ¢	0.91 ¢	2.2 %
Annualised distribution per unit	11.30 ¢	11.07 ¢	2.0%	11.32 ¢	11.07 ¢	2.2 %
Annualised distribution yield (Based on unit price of S$2.57 on 18 October 2006)	4.40%	4.31%	2.0%	4.40%	4.31%	2.2 %

1. As per forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006. Forecast includes the release of taxable income retained in 3Q2006 of S$1.7m for the period 1 Jul to 31 Aug 06 and S$0.7m for the period 1 Sept to 30 Sept 06.

CapitaMall Trust

82 - 4507

Financial Results : DPU Comparison

3Q 2006[1] Distribution Per Unit Increased by 11.8% over 3Q 2005[2]

	3Q 2006[1]	3Q 2005[2]	Variance	Change%
Annualised distribution per unit	11.31¢	10.12¢	+ 1.19¢	+ 11.8
Annualised distribution yield (Based on unit price of S$2.57 on 18 October 2006)	4.40%	3.94%	+ 0.46%	+ 11.8

3Q 2006[1] Distribution Per Unit Increased by 1.8% over 2Q 2006[3]

	3Q 2006[1]	2Q 2006[3]	Variance	Change%
Distribution per unit	11.31¢	11.11¢	+ 0.20¢	+ 1.8
Annualised distribution yield (Based on unit price of S$2.57 on 18 October 2006)	4.40%	4.32%	+ 0.08%	+ 1.8

1. For the period 1 Jul 2006 to 30 Sept 2006.
2. For the period 1 Jul 2005 to 30 Sept 2005
3. For the period 1 Apr 2006 to 30 Jun 2006

CapitaMall Trust

Strong Renewals Achieved for 3Q 2006

Summary of renewals/new leases[1]:
(1 January – 30 September 2006)

- **Achieved vs preceding rental rates** **+ 8.7%**
- **Achieved vs forecast rental rates[2]** **+ 5.2%**

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 185 units originally budgeted to be affected by asset enhancement works at IMM Building Level 2 and Level 3 were excluded from the analysis.
2. Based on the forecast shown in the CMT OIS dated 29 August 2006.

CapitaMall Trust

Distribution Details

Distribution Period	1 July to 30 September 2006
Distribution Rate (CapitaMall)	2.85 cents per unit (For the period 1 Jul to 30 Sept 2006)
Distribution Rate (CapitaMall A)	0.93 cents per unit (For the period 1 Sept to 30 Sept 2006)

Distribution Timetable

Notice of Book Closure Date	22 September 2006
Last Day of Trading on "cum" Basis	29 September 2006, 5.00 pm
Ex-Date	2 October 2006, 9.00 am
Book Closure Date	4 October 2006, 5.00 pm
Distribution Payment Date	20 November 2006

CMT Performance from 1 Jan 2006 to 30 Sept 2006

- ☑ 13% Unit Price Appreciation
- ☑ 28% Growth In Market Cap
- ☑ 17% Total Return
- ☑ Outperformed STI



% change in unit price/index value
35
30
25
20
15
10
5
0
-5
-10
-15
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Aug-06
Sep-06
SESPROP
CMT
STI

1 Jan 06 to 30 Sept 06	
CMT	+ 13.3%
STI	+ 9.4%
SESPROP	+ 32.2%

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

CapitaMall Trust

82 - 4507

CMT Performance since IPO (Jul 2002) to 30 Sep 2006

- ☑ 165% Unit Price Appreciation
- ☑ 206% Total Return
- ☑ 67% Growth in Annualised DPU (3Q 2006[1] actual vs IPO 2002 forecast)
- ☑ 378% Growth in Total Asset Size
- ☑ 460% Growth In Market Cap
- ☑ Outperformed STI & Property Stocks



% change in unit price/index value
IPO to 30 Sep 2006
CMT + 164.6%
STI + 62.0%
SESPROP + 129.7%
CMT
SESPROP
STI
185
165
145
125
105
85
65
45
25
5
-15
-35

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. For the period 1 Jul 2006 to 30 Sept 2006.

CapitaMall Trust

CapitaMall Trust

Financial Results

Distribution Statement : 3Q 2006 (1 Jul – 30 Sept 2006)

1 Jul to 30 Sept 2006	Actual[1] S$'000	Forecast S$'000	Variance (%)
Gross Revenue	82,070	77,839	5.4
Less property operating expenses	(28,904)	(27,085)	(6.7)
Net property income	**53,166**	**50,754**	**4.8**
Interest Income	264	-	N.M
Administrative expenses	(5,831)	(5,378)	(8.4)
Interest expenses	(10,620)	(11,481)	7.5
Net income before tax	**36,979**	**33,895**	**9.1**
Non-tax deductible (chargeable) items	3,004	2,808	7.0
Interest Income from associate	1,243	1,243	-
Taxable income available for distribution	**41,226**	**37,946**	**8.6**
Distributable Income	**41,226**	**40,346[2]**	**2.2**
Distribution per unit (in cents) for period	**2.85 ¢**	**2.79 ¢**	**2.2**
Annualised distribution per unit (in cents)	**11.31 ¢**	**11.07 ¢**	**2.2**

1. Group results are after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate. The joint acquisition of Raffles City by CMT (40%) and CCT (60%) was completed on 1 September 2006.
2. Forecast includes the release of taxable income retained in 3Q2006 of S$2.4m for the period 1 Jul to 30 Sept 2006.

CapitaMall Trust

Property Gross Revenue : 1 Jul – 30 Sept 2006

Gross Revenue Exceeded Forecast[1] Across The Portfolio

1 Jul – 30 Sept 2006



5.4%
CMT Portfolio
82.1
77.8
Tampines Mall
13.9
12.7
Junction 8
10.4
10.3
Funan DigitaLife Mall
6.1
5.9
IMM Building
12.9
11.9
Plaza Singapura
15.8
14.7
Bugis Junction
13.4
12.9
Other Assets[2]
4.7
4.5
40% interest in Raffles City[3]
4.9
4.9
3Q Actual
3Q Forecast[1]
0 10 20 30 40 50 60 70 80 90 100
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
3. For the period 1 September to 30 September 2006.

CapitaMall Trust

82 - 4507

Property Operating Expenses : 1 Jul – 30 Sept 2006


1 Jul – 30 Sept 2006
6.7%
CMT Portfolio
28.9
27.0
Tampines Mall
4.3
3.8
Junction 8
3.1
3.2
Funan DigitaLife Mall
2.6
2.5
IMM Building
6.2
5.5
Plaza Singapura
5.3
4.7
Bugis Junction
4.3
4.2
Other Assets[2]
1.8
1.8
40% interest in Raffles City[3]
1.3
1.3
3Q Actual
3Q Forecast[1]
0
5
10
15
20
25
30
35
S$ million

1. As per forecast shown in CMT OIS dated 29 August 2006
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
3. For the period 1 September to 30 September 2006.

CapitaMall Trust

82 - 4507

Net Property Income : 1 Jul – 30 Sept 2006

Net Property Income Exceeded Forecast[1] Across The Portfolio



1 Jul – 30 Sept 2006
4.8%
CMT Portfolio
53.2
50.8
Tampines Mall
9.6
8.9
Junction 8
7.3
7.1
Funan DigitaLife Mall
3.5
3.4
IMM Building
6.7
6.4
Plaza Singapura
10.5
10.0
Bugis Junction
9.1
8.7
Other Assets[2]
2.9
2.7
40% interest in Raffles City[3]
3.6
3.6
0
10
20
30
40
50
60
S$ million
3Q Actual
3Q Forecast[1]

1. As per forecast shown in CMT OIS dated 29 August 2006
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
3. For the period 1 September to 30 September 2006.

CapitaMall Trust

82 - 4507

Gross Revenue : YTD Sept 2006 vs YTD Sept 2005

Gross Revenue Registered Growth of 4.6 %



CMT Portfolio[1]
177.0
169.2
4.6%
Tampines Mall
40.5
37.6
Junction 8
31.3
29.9
Funan DigitaLife Mall
18.0
16.7
IMM Building
39.6
39.3
Plaza Singapura
47.6
45.7
YTD Sept 06
YTD Sept 05
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005(13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

CapitaMall Trust

Property Operating Expenses : YTD Sept 2006 vs YTD Sept 2005

Operating Cost Well Contained By Cost Control Measures



CMT Portfolio[1]
61.8
61.7
Tampines Mall
12.2
11.6
Junction 8
10.1
10.4
Funan DigitaLife Mall
7.0
6.4
IMM Building
18.3
20.2
Plaza Singapura
14.2
13.1
YTD Sept 06
YTD Sept 05
0
10
20
30
40
50
60
70
80
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005(13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

CapitaMall Trust

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Net Property Income : YTD Sept 2006 vs YTD Sept 2005

Robust Net Property Income Growth of 7.2 %



CMT Portfolio[1]
115.2
107.5
7.2%
Tampines Mall
28.3
26.0
Junction 8
21.2
19.5
Funan DigitaLife Mall
11.0
10.3
IMM Building
21.3
19.1
Plaza Singapura
33.4
32.6
YTD Sept 06
YTD Sept 05
0 10 20 30 40 50 60 70 80 90 100 110 120 130
S$ million

1. Excluding Sembawang Shopping Centre which was acquired on 10 June 2005, 100.0% of the strata area of Hougang Plaza which was progressively acquired on 20 June 2005(13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%), 10 May 2006 (2.7%) and 7 June 2006 (0.6%), Bugis Junction and Jurong Entertainment Centre which were acquired on 31 October 2005 and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006.

CapitaMall Trust

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Steady DPU Growth Strategy Since Listing

Multi-Pronged Strategy Delivers Continuous DPU Growth


7.34
FY2002 Actual DPU[1]
2002
+9.4%
8.03
FY2003 Actual DPU
2003
+18.1%
9.48
FY2004 Actual DPU
2004
+7.9%
10.23
FY2005 Actual DPU
2005
+10.6%
11.31
FY2006 Annualised DPU[2]
2006

1. Based on annualised distribution per unit. The actual distribution per unit for the period 17 July 2002 to 31 December 2002 was 3.38 cents.
2. Based on annualised distribution per unit. The actual distribution per unit for the period 1 July 2006 to 30 September 2006 was 2.85 cents.

CapitaMall Trust

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Debt Capital Information as at 30 Sept 2006
(including 40% share in RCS Trust)

Debt Maturity Profile



S$ million
450
400
350
300
250
200
150
100
50
0
Existing
CMBS to part finance the Raffles City acquisition
Bridge Loan
Drawn Down Loan
172.3
7.2%
114.3
1.9%
30.0
1.8%
28.0
172.0
10.9%
335.0
21.1%
125.0
7.9%
346.4[2]
21.9%
433.0
27.3%
Revolving Credit & Bridge Loan
2007
2009
2010
2011
2012

Key Statistics of CMT

Gearing Ratio	36.1%
Interest Cover	5.2 times
Average Cost of Debt	3.1%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group
(including 40% share in RCS Trust)

Average Cost of Debt	3.2%

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition.

CapitaMall Trust

Balance Sheet

As at 30 Sept 2006[1]	S$'000
Non Current Assets	4,377,180
Current Assets	52,850
Total Assets	4,430,030
Current Liabilities	238,519
Non Current Liabilities	1,472,951
Less Total Liabilities	1,711,470
Net Assets	2,718,560
Unitholders' Funds	2,718,560
Units In Issue ('000 units)	1,561,311[2]

Net Asset Value per unit (as at 30 Sept 2006)	S$1.74
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.72

1. Balance sheet at Group level is after taking in CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of the associate..
2. Including 850,262 new units, which will be issued in October 2006 as payment of asset management fees for 3Q 2006.

CapitaMall Trust

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CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Rental Improvements through Proactive Asset Planning & Leasing Strategy

From 1 January to 30 September 2006 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases[1]	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	30	26,133	8.1	3.1	4.7
Junction 8	37	38,088	15.5	3.2	8.0
Funan DigitaLife Mall	35	32,899	11.4	3.3	8.2
IMM Building[2]	26	27,199	6.7	2.9	4.9
Plaza Singapura	41	53,445	10.7	9.3	2.3
Bugis Junction	48	55,056	13.3	8.5	19.9
Other assets[3]	22	104,554	37.5	1.3	14.9
CMT Portfolio for 2006	239	337,374	12.1	5.2	8.7

1. Includes only retail leases.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 185 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
3. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants


100%
80%
60%
40%
20%
0%
58.8%[1]
76.2%
77.3%[1]
73.8%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Sept 06
As at Sept 05

No. of Tenants in Portfolio


1200
1000
800
600
400
200
0
864[1]
744
1136[1]
721
Tenats with Step-Up Rental
Tenants Paying GTO Rent

1. Including Bugis Junction, Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre and Raffles City Shopping Centre.

CapitaMall Trust

Portfolio Lease Expiry Profile By Year

As at 30 Sept 2006 Including Raffles City Retail and Office	No. of Leases	Gross Rental Income	
		S$'000	% of total[1]
2006	203	2,810	9.5%
2007	733	10,116	34.2%
2008	448	6,823	23.1%
2009	470	8,686	29.4%

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 Sept 2006
By Gross Rent	2.03 years
By Net Lettable Area	1.96 years

1. As percentage of total gross rental income for the month of Sept 2006.

CapitaMall Trust

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Portfolio Lease Expiry Profile for 2006 By Property

As at 30 Sept 2006	No. of Leases	Gross Rental Income	
		S$'000	% of total[1]
Tampines Mall	5	143	3.6%
Junction 8	16	122	4.0%
Funan DigitaLife Mall	4	68	3.8%
IMM Building	88	505	11.6%
Plaza Singapura	19	949	20.0%
Bugis Junction	4	40	1.0%
Others[2]	42	276	20.8%
Raffles City[3]	25	707	10.1%

1. As percentage of total gross rental income for the month of September 2006.
2. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
3. Including Raffles City Retail and Office .

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates Close to 100% as at 30 Sept 2006

	As at 30 Jun 05	As at 30 Sept 05	As at 31 Dec 05	As at 31 Mar 06	As at 30 Jun 06	As at 30 Sept 06
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	97.0%	99.2%	99.4%	98.3%	98.0%	99.9%
IMM Building[1]	99.8%	99.8%	99.0%	97.1%	95.0%[2]	99.6%
Plaza Singapura	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	NA	NA	100.0%	99.9%	100.0%	100.0%
Others[3]	100.0%	100.0%	99.8%	100.0%	100.0%	100.0%
Raffles City (Retail)	NA	NA	NA	NA	NA	97.2%
Raffles City (Office)	NA	NA	NA	NA	NA	99.8%
CMT Portfolio	99.5%	99.8%	99.7%	99.3%	98.9%	99.6%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza , Sembawang Shopping Centre and Jurong Entertainment Centre.

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth



11.31 ¢[2]
6.78 ¢[1]
Acquisitions 56%
CRS Investment 3%
Asset Enhancement/ Reconfiguration 18%
Upfront Payment of IMM Land Premium 7%
Active Leasing 16%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution per unit for the period 1 Jul 2006 to 30 Sept 2006.

CapitaMall Trust

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CapitaMall Trust

Raffles City

RCS Trust – Performance

	1 Sep 2006 to 30 Sep 2006			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**4,871**	**4,867**	**0.1%**	**12,176**
- Retail[2]	2,008	2,052	(2.1%)	5,021
- Office	787	767	2.5%	1,967
- Hotel	1,894	1,883	0.5%	4,733
- Others	182	165	10.5%	455
Net Property Income	**3,564**	**3,556**	**0.2%**	**8,910**

Notes:
1. The forecast is based on the management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006 is the forecast shown in the Circular dated 29 August 2006 for the equity fund raising to acquire Raffles City
2. The lower revenue from the Raffles City Shopping Centre was due to the repositioning exercise. Raffles City Shopping Centre is undergoing some tenancy remixing

CapitaMall Trust

Lease Expiry Profile – Raffles City Shopping Centre

Retail Leases up for Renewal as a percentage of Gross Rent as at 30 Sep 2006



37.5%
29.1%
26.2%
5.1%
2.1%
2006
2007
2008
2009
2010 and Beyond

Weighted Average Expiry (By Gross Rent)	1.5 years
Retail Committed Occupancy	97.2%

CapitaMall Trust

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Lease Expiry Profile – Raffles City Tower

Office Leases up for Renewal as a percentage of Gross Rent as at 30 Sep 2006



22.9%
29.4%
9.8%
37.9%
2006
2007
2008
2009

Weighted Average Expiry (By Gross Rent)	1.5 years
Office Committed Occupancy	99.8%

CapitaMall Trust

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CapitaMall Trust

CapitaRetail Singapore Update

Summary of Renewals / New Leases

CRS is on Target to Deliver 8.5% Coupon Rate

From Acquisition to 30 September 2006 (Excluding Newly Created Units)

Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
Lot One	104	199,158	97.9%	9.4%	22.0%
Bukit Panjang Plaza	93	70,075	46.6%	5.0%	9.2%
Rivervale Mall	96	104,644	128.4%	2.2%	9.7%
CRS Portfolio	293	373,877	85.9%	6.6%	15.9%

1. As at 30 September 2006.

CapitaMall Trust

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CapitaMall Trust

AEIs Update

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CapitaMall Trust


IMM Building

IMM Building

Before AEI Works


IMM

After AEI Works


IMM

Key AEI works include:

- New two storey extension annex with an event area and garden on the roof
- Reconfiguration of existing retail areas
- Conversion of Level 5 warehouse area to covered car park and an addition of coil ramp connecting Level 1 to Level 5
- Implementing car park guidance system to improve the efficiency of the car park

CapitaMall Trust

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Commercial GFA Increased from 26.8% to 40.0%

- Differential Premium will be paid to regularise the commercial GFA by way of increasing the commercial quantum of the building from 26.8% to 40.0%
- Additional costs will be recovered through the following sources of revenue:

a. Additional Rental Revenue due to Increase in Net Lettable Area

	Before Regularisation	After Regularisation[1]	Variance
Commercial GFA	382,875 sq ft	570,604 sq ft	187,729 sq ft ↑
Net Lettable Area	382,875 sq ft	396,130 sq ft	13,225 sq ft ↑

b. With increase in commercial GFA, the mall will be able to hold more advertising and promotional activities

c. Common corridors and ancillary area servicing the commercial will be classified under the commercial quantum after regularisation. This provides greater flexibility for the management team to plan events

1. Based on Manager's estimates.

CapitaMall Trust

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IMM Building – Planned AEI Works (Level 1)



CARPARK
GIANT
1ST STOREY PLAN

Approximately additional 36,300 sq ft of prime retail NLA created from the decanted secondary corridor retail space on L2, L3 & L5

New Retail Area

CapitaMall Trust

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IMM Building – Planned AEI Works (Level 2)


DECANTED AREA
JSE
CARPARK
2ND STOREY PLAN

New Retail Area

Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area

Approximately 28,500 sq ft of prime retail NLA created from decanting the secondary corridor retail space

CapitaMall Trust

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1MM Building – Planned AEI Works (Level 3)


NEW RETAIL
NEW RETAIL
NEW RETAIL
DAISO
CARPARK
NEW RETAIL
NEW RETAIL
NEW RETAIL
NEW RETAIL
NEW RETAIL
FOOD COURT

New Extension/Open Terrace (non GFA)

New Retail Area

Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area

1MM Building – Planned AEI Works (Level 5)


CARPARK
NEW CARPARK
WAREHOUSE
WARE

Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area

CapitaMall Trust

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Leasing Progress of AEI Works

The average rental achieved is 6.13% higher than projected rental.

	Average Rent S$ psf pm			Leasing
	Before AEI	After AEI[1]	Variance	Status[2]
Level 1	S$ 10.16	S$ 12.23	+ 20.4% (+ S$9.5 mil p.a)	96.8% committed
Level 2	S$ 6.60	S$ 8.78	+ 33.0% (+ S$2.8 mil p.a)	73.1% committed
Level 3	S$ 6.68	S$ 6.75	+ 1.1% (- S$ 0.3 mil p.a)[3]	35.5% committed
Level 5	S$ 5.15	N.A[3]	- 100.0%[3] (- S$ 0.6 mil p.a)[3]	N.A[3]
Total / Average	S$ 7.99	S$ 10.22	+ 27.9% (+ S$11.4 mil p.a)	65.8% committed

1. For units which have commenced the committed rent is used while for units that have not commenced the forecasted rate is used.
2. For newly created units in the extension block and the existing building.
3. 15,000 sq ft of retail space will be decanted at the end of the AEI.

CapitaMall Trust

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Increase in Rental Revenue


CITY CHAIN
adidas
CITIGEMS

S$9.8 million has been committed out of the S$11.4 million increase in rental revenue per annum on a stabilised basis


GIORDANO

CapitaMall Trust

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Indicative AEI Timeline

Activity	Target Completion Date	Completed on Schedule
Commencement of AEI Works	1st Qt 2006	✓
Relocation of Open-air Carpark to Level 5	1st Qtr 2006	✓
Circular Carpark Ramp & Carpark Guidance System	3rd Qtr 2006	✓
Level 1 of Extension Block	3rd Qtr 2006	✓
Level 2 of Extension Block	4th Qtr 2006	
Level 3 of Extension Block (Rooftop Landscaped Plaza)	1st Qtr 2007	
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Qtr 2008	

Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 mil	**1st Qtr 2006**	**1st Qtr 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$ 12.1 mil
Net Property Income	**S$ 9.3 mil**
Capital Expenditure (includes Differential Premium)	S$ 92.5 mil
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$169.0 mil
Increased in Value (net of investment cost)	**S$ 76.6 mil**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

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CapitaMall
Trust
Bugis Junction

Proposed AEI works for Bugis Junction

Key AEI works include:

- Extension of the lease line on Level 1
- Relocation of Basement 1 food court to Level 3
- Reconfiguration of Basement 1 for new specialty shops and new food concept outlets
- Creation of new balconies at Level 2 of the restaurant block along Hylam street
- New façade along Hylam and Malay streets

CapitaMall Trust

Bugis Junction – Planned AEI Works (Level 1)



New Retail Area

Approximately 4,750 sq ft of prime retail NLA created on L1

Level 1	Current	After AEI[1]
Average Rental psf per month	**S$25.37**	**S$25.59**
Rental Revenue per annum	**S$8.75 mil**	**S$10.28 mil**
NLA of affected units	**28,729 sq ft**	**33,478 sq ft**

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction – Planned AEI Works (Level 3)

Before AEI



After AEI



Reconfigured Retail Area

Approximately 6,380 sq ft of prime retail NLA created on L3

Level 1	Current	After AEI[1]
Average Rental psf per month	**S$12.19**	**S$12.00**
Rental Revenue per annum	**S$1.57 mil**	**S$2.46 mil**
NLA of affected units	**10,721 sq ft**	**17,100 sq ft**

1. Based on Manager's estimates

CapitaMall Trust

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Bugis Junction – Planned AEI Works (Basement 1)



Before AEI



After AEI

Reconfigured Retail Area

	Current	After AEI[1]
Average Rental psf per month	S$10.84	S$15.92
Rental Revenue per annum	S$8.22 mil	S$11.53 mil
NLA of affected units	63,204 sq ft	60,353 sq ft

1. Based on Manager's estimates

CapitaMall Trust

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New Façade along Hylam & Malay Streets

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before



After

CapitaMall Trust

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Indicative Timeline

Activity	Target Completion Date
Commencement of AEI works 4th Quarter 2006	NA
Extension of the leaseline at L1	2nd Quarter 2007
New Foodcourt at L3	3rd Quarter 2007
Reconfiguration of B1	Phase 1 : 4th Quarter 2007 Phase 2 : 2nd Quarter 2008
New balconies at L2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007

CapitaMall Trust

Value Creation of Planned Initiatives

	AEI Budget
Gross Revenue	S$ 5.4 mil
Net Property Income	S$ 4.0 mil
Capital Expenditure	$ 31.4 mil
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$ 73.3 mil
Increase in Value (net of investment costs)	$ 41.8 mil

CapitaMall Trust

The End

CapitaMall Trust

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Oct-2006 18:44:05
Announcement No.	00109

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Payment.of.Management.Fee.20Oct06.pdf Total size = **13K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), the manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that 231,549 units in CCT ("**Units**") have been issued to the Company today. These Units were issued at an issue price of S$2.09 per Unit.

These Units were issued to the Company as full payment of its management fee, for the period from 1 September 2006 to 30 September 2006 (both dates inclusive) in relation to CCT's 60.0% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. The payment of the management fee after the present payment will be on a quarterly basis and the manner of making such payment was disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 7,149,834 Units and the total number of Units in issue is 1,382,389,511.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 October 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT (the "**Manager**"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 NOV 22 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Oct-2006 18:46:03
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Issue.Mgr.Units.20Oct06.pdf Total size = **108K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 979,633 units in CMT ("**Units**") have been issued to the Company today. Of these 979,633 Units, 462,589 Units were issued at an issue price of S$1.87035 per Unit and 517,044 Units were issued at an issue price of S$2.4938 per Unit.

850,262 Units have been issued to the Company as payment of the Performance Component (as defined in the trust deed dated 29 October 2001 constituting CMT (as amended) (the "**Trust Deed**")) of the Management Fee (as defined in the Trust Deed) for the period from 1 July 2006 to 30 September 2006 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. Of these 850,262 Units, 462,589 Units were issued at an issue price of S$1.87035 per Unit and 387,673 Units were issued at an issue price of S$2.4938 per Unit.

129,371 Units have been issued to the Company as full payment of its Management Fee for the period from 1 September 2006 to 30 September 2006 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. These Units were issued at an issue price of S$2.4938 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 10,492,696 Units and the total number of Units in issue is 1,561,440,705.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
20 October 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaRetail China Trust Management Limited ("CRCTML") has increased its issued and paid-up share capital from S$2 (comprising 2 ordinary shares) to S$1,000,000 (comprising 1,000,000 ordinary shares) by an allotment and issue of 999,998 ordinary shares for cash at S$1 per share to CapitaLand's indirect wholly-owned subsidiaries.

The increase in the issued and paid-up share capital of CRCTML is not expected to have any material impact on the net tangible assets per share or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 October 2006

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Miscellaneous
* Asterisks denote mandatory information

RECEIVED
2006 NOV 22 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	23-Oct-2006 12:57:24
Announcement No.	00023

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Eligibility to list for first pure-play China Retail REIT in Singapore, CapitaRetail China Trust
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CL.newsrelease.ETL.pdf CL.ETL.final.23Oct2006.pdf Total size = **147K** (2048K size limit recommended)

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CapitaLand

News Release

23 October 2006

For Immediate Release

CapitaLand Receives Eligibility to List the First Pure-play China Retail REIT, CapitaRetail China Trust ("CRCT"), in Singapore

Singapore, 23 October 2006 - CapitaLand Limited ("CapitaLand") announced today that it has set up a private trust, CapitaRetail China Trust ("CRCT"), and received from Singapore Exchange Securities Trading Limited ("SGX-ST") a conditional eligibility to list CRCT on the Main Board of SGX-ST[1].

The setting up of CRCT, which will be the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore, when listed, has been established with the objective of investing on a long-term basis in a diversified portfolio of retail malls in the People's Republic of China[2]. CRCT's initial portfolio comprises seven retail malls which are strategically located in five cities across China. The portfolio is valued at approximately S$690.0 million and has a total gross rentable area of approximately 413,000 square metres. The seven assets are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote and Xinwu Mall in Wuhu.

In addition, CRCT has been given the right of first refusal over acquisition of properties in two CapitaLand-sponsored private retail property funds, namely, CapitaRetail China Development Fund (the "Development Fund") and CapitaRetail China Incubator Fund (the "Incubator Fund"), and also properties under CapitaLand Retail Limited, the retail property arm and wholly-owned subsidiary of CapitaLand. CRCT is managed by CapitaRetail China Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand.

---

[1] The eligibility to list is not an indication of the merits of the Offering or CRCT. The listing is conditional upon the completion of the proposed public offering of units in CRCT

[2] This shall, in addition to China, include Hong Kong Special Administrative Region and Macau Special Administrative Region

Upon receiving the relevant regulatory clearances and approvals, CRCT Units of up to 46.7% that are held by CapitaLand will be offered to institutional and other investors in Singapore and overseas, and to the general public in Singapore. The remaining units will be held by strategic investors, namely CapitaLand, through its indirect wholly-owned subsidiary Retail Crown Pte. Ltd., CapitaMall Trust ("CMT"), Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen ("PGGM", a pension fund in Netherlands) and The Great Eastern Life Assurance Company Limited ("Great Eastern"). PGGM and Great Eastern are also strategic investors in the Development Fund and Incubator Fund. Their role as strategic investors has been extended to CRCT as some of the assets within CRCT's initial portfolio were originally earmarked for the Development Fund and Incubator Fund.

CMT, an associate of CapitaLand, has subscribed for 20.0% of the units in CRCT. This will give CMT the opportunity to diversify its investments into the China market with the additional benefit of increasing its liquidity since CMT will be associated with investing in a listed vehicle. Together, CapitaLand, through Retail Crown Pte. Ltd., and CMT will hold an effective 26.3% interest in CRCT.

Mr Liew Mun Leong, President and CEO of CapitaLand, said "The establishment of CapitaRetail China Trust marks a significant milestone for the CapitaLand Group as it is a pivotal piece that completes our integrated China retail mall strategy for China. This is one of two Singapore REITs sponsored by CapitaLand which provide principal exposure to overseas assets. The other being the Ascott Residence Trust. Both these REITs demonstrate CapitaLand's success in deploying its integrated real estate value chain in multiple geographies, from making acquisitions, to developing, operating, managing and scaling up the business, and eventually floating these assets in a REIT market ready for such a product. We believe that CapitaLand has, in the process, continued to contribute to the development of the capital and real estate market."

Mr Liew, added, "For CapitaRetail China Trust, it is underpinned by our strong understanding of the China. retail market, reinforces our multi-sectorial approach in China and is in line with the Group's asset productivity strategy. It also underscores not only our confidence in the fundamentals of the retail real estate but also our commitment as a long term real estate player in China. Given the quality assets in the initial listing portfolio, and the strong proprietary acquisition pipeline, CapitaRetail China Trust is expected to significantly grow its asset size in the years ahead.. We are also confident that CapitaRetail China Trust will provide Unitholders with stable distributions and strong growth potential."

Said Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "The initial quality portfolio of CapitaRetail China Trust is a strong testament to our ability to own and manage a wide spectrum of retail assets with different formats and positioning, in various tiered cities and comprising a myriad of local and international brand names and retailers in China. Other than leveraging on CapitaLand's unique integrated retail and capital management platform, CapitaRetail China Trust is well-supported by a predominantly local management team of dedicated and experienced professionals in China. Given that CapitaRetail China Trust will be executed through a similar approach and discipline as CapitaMall Trust, it is well-positioned to seize the strong growth of China's retail market."

Annex Information

Summary of Key Information of CRCT's Initial Portfolio

Property	CRCT's investment	Gross Retail Area[1] (sq m)	Value as determined by CB Richard Ellis (Pte Ltd)[2] (RMB '000)	Value as determined by Knight Frank Petty Pte Ltd[2] (RMB '000)
Wangjing Mall, Beijing	100.0% ownership	67,500	1,102,000	1,175,000
Jiulong Mall, Beijing	100.0% ownership	49,526	414,000	457,000
Anzhen Mall, Beijing	100.0% ownership	43,442	772,000	838,000
Qibao Mall, Shanghai	Master-lease	72,729	264,000	297,000
Zhengzhou Mall,	100.0% ownership	92,356	454,000	540,000
Jinyu Mall, Huhehaote	100.0% ownership	41,938	315,000	316,000
Xinwu Mall, Wuhu	51.0% ownership	45,375	130,000[3]	169,000[3]
Total / Weighted Average		**412,866**	**3,451,000**	**3,792,000**

Note:
1) As at 31 Aug 2006
2) As at 30 Sep 2006
3) Assuming CRCT's ownership of 100.0% in Xinwu Mall.

CapitaRetail China Development Fund

CapitaRetail China Development Fund ("Development Fund") is a private fund established by CapitaLand to invest primarily in greenfield retail mall developments in China. It has raised a committed capital of US$600.0 million and will grant a right of first refusal to CRCT over properties which it proposes to sell.

Pursuant to its joint venture with Shenzhen International Trust & Investment Co., Ltd ("SZITIC"), CapitaLand has secured for investment by the Development Fund, a portfolio of 19 retail mall developments across China, comprising over 900,000 sq m of aggregate gross floor area and an aggregate value of approximately US$900.0 million with SZITIC and its subsidiaries and associates (the "SZITIC Group").

CapitaLand also has the right to invest in an additional 14 retail mall developments in China (to be anchored by Wal-Mart hypermarket) and covering approximately 600,000 sq m of gross floor area, and up to 70.0% of future Wal-Mart projects located in China to be developed by the SZITIC Group by the end of 2010.

The Development Fund may also invest in a potential pipeline of retail mall developments pursuant to CapitaLand's strategic alliance with Beijing Hualian Group Investment Holding Co., Ltd and its subsidiaries and associates (the "Beijing Hualian Group").

The Development Fund may also invest in properties with or from sources other than the SZITIC Group and the Beijing Hualian Group.

CapitaRetail China Incubator Fund

CapitaRetail China Incubator Fund ("Incubator Fund"), another private fund established by CapitaLand to warehouse completed retail malls in the PRC for repositioning, asset enhancement or leasing to increase occupancy rates and which has raised committed capital of US$425.0 million, will grant a right of first refusal to CRCT over properties which it proposes to sell.

The Incubator Fund may invest in a potential pipeline of retail malls to be anchored by the Beijing Hualian Group, including the prime Xihuan Plaza Retail Mall in Xizhimen, Beijing, which was acquired by CapitaLand at approximately US$164.0 million.

The Incubator Fund may also invest in properties with or from sources other than the Beijing Hualian Group.

CapitaLand Retail Limited

CapitaLand, through its retail property arm and wholly-owned subsidiary, CapitaLand Retail Limited (CRTL), will grant first to CRCT, and then to the Incubator Fund, a right of first refusal over future completed retail properties located in China which are identified and targeted for acquisition by CRTL or its subsidiaries.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

IMPORTANT NOTICE

This News Release is made in reliance on Section 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore and does not constitute, an offer, invitation or solicitation of securities in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this News release is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus (the "Prospectus") to be registered by the Monetary Authority of Singapore (the "MAS"). The information presented in this News release is subject to change. After registration of the Prospectus by the MAS, copies of the Prospectus relating to the proposed Offering may be obtained, subject to availability, from the Singapore underwriters appointed in connection with the Offering and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. Anyone wishing to purchase the CRCT units should read the Prospectus before deciding whether to purchase the CRCT units and will need to make an application in the manner set out in the Prospectus. Any decision to purchase the CRCT units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

The value of the CRCT Units and the income derived from them may fall as well as rise. The CRCT units are not obligations or, deposits in, or guaranteed by, CapitaLand, CRCTML, the trustee of CRCT (the "Trustee"), the underwriters appointed in connection with the Offering (the "Underwriters")

or any of their respective affiliates. An investment in the CRCT units will be subject to investment risks, including without limitation, risks relating to the Properties, risks relating to CRCT's operations and risks relating to investing in real estate and including the possible loss of the principal amount invested. Investors will have no right to request that CRCTML redeem or purchase the CRCT units while the CRCT units are listed. It is intended that holders of units in CRCT may only deal in their CRCT units through trading on the SGX-ST. Listing of the CRCT units on the SGX-ST does not guarantee a liquid market for the CRCT units.

This News release should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The CRCT units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the CRCT units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

This News release may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by CRCTML, the Trustee, CapitaLand, the Underwriters or any of their respective affiliates or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on CapitaLand's current view of future events.

Neither this news release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Cnanda or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This news release, and any part of it, is not to be distributed, circulated or publised outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Issued by CapitaLand Limited
(Company Registration No. *198900036N*)

Media Contact
Basskaran Nair
Communications
DID : (65) 6823 3554
Email : basskaran.nair@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ELIGIBILITY TO LIST FOR FIRST PURE-PLAY CHINA RETAIL REIT IN SINGAPORE CAPITARETAIL CHINA TRUST

1. Eligibility to List

1.1 CapitaLand Limited ("**CapitaLand**" or the "**Sponsor**") is pleased to announce that the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has on 23 October 2006 issued a conditional eligibility-to-list letter ("**ETL**") for the admission of all of the units in CapitaRetail China Trust ("**CRCT**" and units in CRCT the "**Units**") to the Official List of the Main Board of the SGX-ST. The ETL is not an indication of the investment merits of CRCT and the Units being offered for investment.

1.2 CRCT is sponsored by CapitaLand and was constituted on 23 October 2006 as a private trust. CRCT is proposed to be a real estate investment trust ("**REIT**") and an application for its authorisation as a collective investment scheme has been made to the Monetary Authority of Singapore ("**MAS**") under Section 286(1) of the Securities and Futures Act, Chapter 289 of Singapore (the "**SFA**"). CRCT will be managed by CapitaRetail China Trust Management Limited (the "**Manager**"), an indirect wholly-owned subsidiary of the Sponsor. HSBC Institutional Trust Services (Singapore) Limited is the trustee of CRCT (the "**Trustee**").

1.3 CRCT was established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in People's Republic of China (which shall, in addition to China, include Hong Kong Special Administrative Region and Macau Special Administrative Region). The initial property portfolio of CRCT will comprise seven retail mall properties (the "**Properties**") located in various cities in China.

2. Strong Support from CapitaLand and Other Strategic Investors

2.1 The Manager and the Trustee have on 23 October 2006 entered into subscription agreements with certain strategic investors, being Retail Crown (BVI) Limited (the "**Vendor**"), Retail Crown Pte. Ltd. ("**RCPL**"), CapitaMall Trust ("**CMT**"), Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen ("**PGGM**") and The Great Eastern Life Assurance Company Limited ("**Great Eastern**") to subscribe for such number of Units as specified in the respective subscription agreements. The Vendor and RCPL are indirect wholly-owned subsidiaries of CapitaLand while CMT is an associate of CapitaLand. PGGM and Great Eastern are also strategic investors in CapitaRetail China Development Fund (the "**Development Fund**") and CapitaRetail China Incubator Fund (the "**Incubator Fund**"), two

private trusts established by CapitaLand to invest in retail properties in China (please see *paragraphs* 4.1 and 4.2 of this Announcement for further information on the Development Fund and the Incubator Fund). Their role as strategic investors has been extended to CRCT as a few of the assets in CRCT's initial property portfolio were originally earmarked for the Development Fund and the Incubator Fund.

2.2 CMT has agreed to subscribe for 20% of the Units. Separately, CapitaLand has, through the Vendor and RCPL agreed to subscribe for 66.7% of the Units, of which 46.7% of the Units are intended to be offered for sale by the Vendor under the Offering (as defined herein). To demonstrate CapitaLand's commitment in CRCT, it is intended that CapitaLand will, through RCPL, retain 20% of the Units after the listing of CRCT, assuming that the over-allotment option to be granted by the Vendor in connection with the Offering is exercised in full. Including CapitaLand's interest in CMT, CapitaLand will have an effective interest of 26.29% in CRCT.

2.3 The Vendor proposes to make an offering of its Units (the "**Offering**"), which will consist of (i) an international placement to investors, including institutional and other investors in Singapore and overseas (the "**Placement**") and (ii) an offering to the public in Singapore (the "**Singapore Public Offer**"), subject to receipt of all the relevant regulatory clearances and approvals. A portion of the Singapore Public Offer will be reserved for purchase by the directors, management, employees and business associates of the *Sponsor and its* subsidiaries.

2.4 CapitaLand Financial Limited is the financial adviser to the Manager and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") is the sole financial adviser to the Offering. JPMorgan and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**") are the joint underwriters of the Singapore Public Offer, the Placement in Singapore and the Placement outside of Singapore while China International Capital Corporation Limited ("**CCIC**"), will jointly underwrite only the Palcement outside of Singapore together with JPMorgan and UBS (JPMorgan, UBS and CICC, collectively, the "**Underwriters**"). DBS Bank Ltd. ("**DBS**") is the co-ordinator and sub-underwriter in respect of the Singapore Public Offer.

2.5 CapitaLand views the retail industry in China as a strategic growth area and intends to participate in the growing retail market in China through CRCT. In addition, CapitaLand has established significant acquisition pipelines in China which are expected to enhance the acquisition growth potential of CRCT.

2.6 It is the intention of the Manager to drawdown on certain loan facilities to partially finance CRCT's *investment* in the Properties. The Manager also intends to maintain an initial gearing of approximately 31.5% upon the listing of CRCT.

2.7 A preliminary prospectus of CRCT in connection with the proposed Offering, containing details on CRCT including, the Properties, the risk factors and distribution policy will be lodged with the MAS in due course. **The proposed Offering is subject to, among other things, receipt of all relevant regulatory clearances and approvals. Accordingly, shareholders and other investors should note that the proposed Offering is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. The Sponsor has not made a final decision on whether or not to proceed, and if so, when to proceed with the proposed Offering. As such, there can be no assurance that the proposed Offering will proceed.**

3. CRCT's Initial Property Portfolio

3.1 CRCT is expected to be the first pure-play China retail REIT in Singapore, with its initial property portfolio comprising Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Zhengzhou Mall, Jinyu Mall and Xinwu Mall located in various cities in China.

3.2 It is intended that CRCT will invest in each of these Properties through its ownership of special purpose companies which will in turn own the project companies incorporated in China which directly hold the Properties.

3.3 Summary of Key Information of the Properties

The aggregate appraised value of the Properties as at 30 September 2006 was approximately RMB3.5 billion (approximately S$690 million[1]) based on a valuation of the Properties undertaken by CB Richard Ellis (Pte) Ltd ("**CBRE**"), the independent valuer appointed by the Manager. The aggregate appraised values of the Properties as at the same date carried out by Knight Frank Petty ("**Knight Frank**"), the independent valuer appointed by the Trustee was approximately RMB3.8 billion (approximately S$758 million [1]).

The table below sets out some key information on the Properties:

Property	Location	Proposed investment by CRCT	Gross rentable area[2]	Value as determined by CBRE[3]	Value as determined by Knight Frank[3]
			(sq m)	(RMB'000)	(RMB'000)
Wangjing Mall	Chaoyang district, Beijing	100% Ownership	67,500	1,102,000	1,175,000
Jiulong Mall	Chaoyang district, Beijing	100% Ownership	49,526	414,000	457,000
Anzhen Mall	Chaoyang district, Beijing	100% Ownership	43,442	772,000	838,000
Qibao Mall	Min Hang district, Shanghai	Master lease over whole Property	72,729	264,000	297,000
Zhengzhou Mall	Er Qi district, Zhengzhou, Henan	100% Ownership	92,356	454,000	540,000
Jinyu Mall	Saihan district, Huhehaote, Inner Mongolia	100% Ownership	41,938	315,000	316,000
Xinwu Mall	Xinwu district, Wuhu, Anhui Province	51% Ownership	45,375	130,000[4]	169,000[4]
Total	-	-	**412,866**	**3,451,000**	**3,792,000**

Notes:

(1) Based on an exchange rate of S$1 = RMB5.
(2) As at 31 August 2006.
(3) As at 30 September 2006.
(4) Assuming CRCT's ownership of 100% in Xinwu Mall.

4. Acquisition Growth

The significant acquisition pipelines established by CapitaLand and the various rights of first refusal to be granted to CRCT as set out below are expected to enhance CRCT's growth potential.

4.1 CapitaRetail China Development Fund (the "Development Fund")

4.1.1 The Development Fund, a private trust established by CapitaLand to invest primarily in greenfield retail mall developments in China, and which has raised committed capital of US$600 million (approximately S$960 million), will grant a right of first refusal to CRCT over properties which it proposes to sell.

4.1.2 Pursuant to its joint venture with Shenzhen International Trust & Investment Co., Ltd ("**SZITIC**"), CapitaLand has secured for investment by the Development Fund, a portfolio of 19 retail mall developments across China, comprising over 900,000 sq m of aggregate gross floor area and an aggregate value of approximately US$900 million (approximately S$1,440 million) with SZITIC and its subsidiaries and associates (the "**SZITIC Group**").

4.1.3 CapitaLand also has the right to invest in an additional 14 retail mall developments in China (to be anchored by Wal-Mart hypermarket) and covering approximately 600,000 sq m of gross floor area, and up to 70% of future Wal-Mart projects located in China to be developed by the SZITIC Group by the end of 2010.

4.1.4 The Development Fund may also invest in a potential pipeline of retail mall developments pursuant to CapitaLand's strategic alliance with Beijing Hualian Group Investment Holding Co., Ltd and its subsidiaries and associates (the "**Beijing Hualian Group**").

4.1.5 The Development Fund may also invest in properties with or from sources other than the SZITIC Group and the Beijing Hualian Group.

4.2 CapitaRetail China Incubator Fund (the "Incubator Fund")

4.2.1 The Incubator Fund, another private trust established by CapitaLand to warehouse completed retail malls in China for repositioning, asset enhancement or leasing to increase occupancy rates, and which has raised committed capital of US$425 million (approximately S$680 million), will grant a right of first refusal to CRCT over properties which it proposes to sell.

4.2.2 The Incubator Fund may invest in a potential pipeline of retail malls to be anchored by the Beijing Hualian Group, including the prime Xihuan Plaza Retail Mall in Xizhimen, Beijing which was acquired by the Sponsor at approximately US$164 million (approximately S$262 million).

4.2.3 The Incubator Fund may also invest in properties with or from sources other than the Beijing Hualian Group.

4.3 CapitaLand Retail Limited ("CRTL")

CapitaLand, through its retail property arm and wholly-owned subsidiary, CRTL, will grant first to CRCT, and then to the Incubator Fund, a right of first refusal over future completed retail properties located in China which are identified and targeted for acquisition by CRTL or its subsidiaries.

By Order of the Board

Low Sai Choy
Company Secretary
23 October 2006

IMPORTANT NOTICE

This Announcement is made in reliance on Section 300(4)(a) of the SFA and does not constitute an offer, invitation to purchase or subscribe for or solicitation of the Units in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus (the "Final Prospectus") to be registered by the MAS. The information presented in this Announcement is subject to change. After registration of the Final Prospectus by the MAS, copies of the Final Prospectus relating to the proposed Offering may be obtained, subject to availability, from JP Morgan, UBS and DBS and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. Anyone wishing to purchase the Units should read the Final Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Final Prospectus. Any decision to purchase the Units should be made solely on the basis of information contained in the Final Prospectus and no reliance should be placed on any information other than that contained in the Final Prospectus.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations or, deposits in, or guaranteed by, CapitaLand, the Vendor, the Manager, the Trustee, the Underwriters, DBS or any of their respective affiliates. An investment in the Units will be subject to investment risks, including without limitation, risks relating to the Properties, risks relating to CRCT's operations and risks relating to investing in real estates, and including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "***Securities Act***") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by CapitaLand, the Vendor, the Manager, the Trustee, the Underwriters, DBS or any of their respective affiliates or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on CapitaLand's current view of future events.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as defined in Regulation S under the Securities Act). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons unless they are registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2006 13:16:59
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and News Release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Strategic Investment in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CMT.newsrelease.23Oct2006.pdf CMTannc.23Oct2006.pdf Total size = **200K** (2048K size limit recommended)

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CapitaMall Trust

News Release

23 October 2006
For Immediate Release

CapitaMall Trust Invests 20% Stake in CapitaRetail China Trust Pre-IPO

Investment as strategic investor in line with strategy to deliver continuous growth

Singapore, 23 October 2006 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that it has invested a 20.0% stake in CapitaRetail China Trust ("CRCT"), a private trust sponsored by CapitaLand Limited ("CapitaLand"), amounting to a committed capital of S$93.3 million. CRCT has today received from Singapore Exchange Securities Trading Limited ("SGX-ST") a conditional eligibility to list on the Main Board of SGX-ST[1]. When listed, CRCT will be the first pure-play China retail Real Estate Investment Trust ("REIT") established in Singapore, with the objective of investing on a long-term basis in a diversified portfolio of retail malls in the People's Republic of China[2]. CRCT's initial portfolio, comprising seven retail malls which are strategically located in five cities across China, is valued at approximately S$690.0 million.

Mr Hsuan Owyang, Chairman of CMTML, said, "The investment of a 20.0% stake in the CapitaRetail China Trust, at its pre-listing stage, is in line with our strategy to deliver sustainable long term growth to Unitholders. The participation in CapitaRetail China Trust also marks CMT's first overseas investment which will extend CMT's growth potential without drastically changing the risk perspective of the portfolio. On top of riding on the tremendous growth in the China retail market, CMT will benefit from CRCT's quality retail portfolio which encompasses substantial asset enhancement opportunities and strong acquisition pipeline. Together with our successful three-pronged strategy of yield accretive acquisitions, innovative asset enhancements and active asset management, this investment will further drive stable distributions and sustainable total returns to Unitholders"

[1] The eligibility to list is not an indication of the merits of the Offering or CRCT. The listing is conditional upon the completion of the proposed public offering of units in CRCT

[2] This shall, in addition to China, include Hong Kong Special Administrative Region and Macau Special Administrative Region

HSBC Institutional Trust Services (Singapore) Limited, as the trustee of CMT, entered into a subscription agreement with CapitaRetail China Trust Management Limited (the "CRCT Manager"), as the manager of CRCT, and HSBC Institutional Trust Services (Singapore) Limited, as the trustee of CRCT, to subscribe for 20.0% of the units in CRCT (the "CRCT Units"). The CRCT Manager is an indirect wholly-owned subsidiary of CapitaLand.

Upon receiving the relevant regulatory clearances and approvals, CRCT Units of up to 46.7% that are held by CapitaLand will be offered to institutional and other investors in Singapore and overseas, and to the general public in Singapore. The remaining units will continue to be held by strategic investors, namely, CapitaLand, CMT, Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen ("PGGM", a pension fund in Netherlands) and The Great Eastern Life Assurance Company Limited.

CRCT's initial diversified portfolio has a total gross rentable area of approximately 413,000 square metres. The seven assets are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote and Xinwu Mall in Wuhu.

CRCT has been given the right of first refusal over acquisition of properties in two CapitaLand-sponsored private retail property funds, namely, CapitaRetail China Development Fund and CapitaRetail China Incubator Fund, and also properties under CapitaLand Retail Limited, the retail property arm and wholly-owned subsidiary of CapitaLand.

Annex Information

Summary of Key Information of CRCT's Initial Portfolio

Property	CRCT's investment	Gross Retail Area[1] (sq m)	Value as determined by CB Richard Ellis (Pte Ltd)[2] (RMB '000)	Value as determined by Knight Frank Petty Pte Ltd[2] (RMB '000)
Wangjing Mall, Beijing	100.0% ownership	67,500	1,102,000	1,175,000
Jiulong Mall, Beijing	100.0% ownership	49,526	414,000	457,000
Anzhen Mall, Beijing	100.0% ownership	43,442	772,000	838,000
Qibao Mall, Shanghai	Master-lease	72,729	264,000	297,000
Zhengzhou Mall,	100.0% ownership	92,356	454,000	540,000
Jinyu Mall, Huhehaote	100.0% ownership	41,938	315,000	316,000
Xinwu Mall, Wuhu	51.0% ownership	45,375	130,000[3]	169,000[3]
Total / Weighted Average		**412,866**	**3,451,000**	**3,792,000**

Note:
1) As at 31 Aug 2006
2) As at 30 Sep 2006
3) Assuming CRCT's ownership of 100.0% in Xinwu Mall.

CapitaRetail China Development Fund

CapitaRetail China Development Fund ("Development Fund") is a private fund established by CapitaLand to invest primarily in greenfield retail mall developments in China. It has raised a committed capital of US$600.0 million and will grant a right of first refusal to CRCT over properties which it proposes to sell.

Pursuant to its joint venture with Shenzhen International Trust & Investment Co., Ltd ("SZITIC"), CapitaLand has secured for investment by the Development Fund, a portfolio of 19 retail mall developments across China, comprising over 900,000 sq m of aggregate gross floor area and an aggregate value of approximately US$900.0 million with SZITIC and its subsidiaries and associates (the "SZITIC Group").

CapitaLand also has the right to invest in an additional 14 retail mall developments in China (to be anchored by Wal-Mart hypermarket) and covering approximately 600,000 sq m of gross floor area, and up to 70.0% of future Wal-Mart projects located in China to be developed by the SZITIC Group by the end of 2010.

The Development Fund may also invest in a potential pipeline of retail mall developments pursuant to CapitaLand's strategic alliance with Beijing Hualian Group Investment Holding Co., Ltd and its subsidiaries and associates (the "Beijing Hualian Group").

The Development Fund may also invest in properties with or from sources other than the SZITIC Group and the Beijing Hualian Group.

CapitaRetail China Incubator Fund

CapitaRetail China Incubator Fund ("Incubator Fund"), another private fund established by CapitaLand to warehouse completed retail malls in the PRC for repositioning, asset enhancement or leasing to increase occupancy rates and which has raised committed capital of US$425.0 million, will grant a right of first refusal to CRCT over properties which it proposes to sell.

The Incubator Fund may invest in a potential pipeline of retail malls to be anchored by the Beijing Hualian Group, including the prime Xihuan Plaza Retail Mall in Xizhimen, Beijing, which was acquired by CapitaLand at approximately US$164.0 million.

The Incubator Fund may also invest in properties with or from sources other than the Beijing Hualian Group.

CapitaLand Retail Limited

CapitaLand, through its retail property arm and wholly-owned subsidiary, CapitaLand Retail Limited ("CRTL"), will grant first to CRCT, and then to the Incubator Fund, a right of first refusal over future completed retail properties located in China which are identified and targeted for acquisition by CRTL or its subsidiaries.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in 2002, it invests in quality income-producing assets which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of 10 quality shopping malls in both the suburban and central areas – Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction and a 40% interest in Raffles City. With an asset size of S$4.3 billion and a market capitalisation of approximately S$4.0 billion as at 18 October 2006, it is currently Singapore's largest REIT by asset size and market capitalisation.

CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. It is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

This News Release is made in reliance on Section 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore and does not constitute, an offer, invitation or solicitation of securities in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this News release is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus (the "Prospectus") to be registered by the Monetary Authority of Singapore (the "MAS"). The information presented in this News release is subject to change. After registration of the Prospectus by the MAS, copies of the Prospectus relating to the proposed Offering may be obtained, subject to availability, from the Singapore underwriters appointed in connection with the Offering and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. Anyone wishing to purchase the CRCT units should read the Prospectus before deciding whether to purchase the CRCT units and will need to make an application in the manner set out in the Prospectus. Any decision to purchase the CRCT units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

This News release should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The CRCT units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the CRCT units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

Neither this news release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Cnanda or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This news release, and any part of it, is not to be distributed, circulated or publised outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tonq.ka-pin@capitaland.com.sq
Website : www.capitamall.com

CapitaMall Trust

CAPITAMALL TRUST

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

STRATEGIC INVESTMENT IN CAPITARETAIL CHINA TRUST

1. STRATEGIC INVESTMENT IN CAPITARETAIL CHINA TRUST

1.1 CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**" and the manager of CMT, the "**CMT Manager**") wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as the trustee of CMT, has today entered into a subscription agreement (the "**Subscription Agreement**") with CapitaRetail China Trust Management Limited, as manager (the "**CRCT Manager**") of CapitaRetail China Trust ("**CRCT**") and HSBC Institutional Trust Services (Singapore) Limited, as the trustee of CRCT (the "**CRCT Trustee**") to subscribe (the "**Subscription**") for 20.0% of the units in CRCT (the "**CRCT Units**").

1.2 CMT will be investing in CRCT as a strategic investor. CRCT is sponsored by CapitaLand Limited ("**CapitaLand**") and is established today as a private trust. CapitaLand, as the sponsor, will also invest in CRCT through its indirect wholly-owned subsidiaries. The other strategic investors in CRCT are Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen (PGGM) and The Great Eastern Life Assurance Company Limited.

1.3 CRCT is proposed to be a real estate investment trust and an application for its authorisation as a collective investment scheme has been made to the Monetary Authority of Singapore (the "**MAS**") under Section 286(1) of the Securities and Futures Act, Chapter 289 of Singapore. Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has today issued a conditional eligibility-to-list letter ("**ETL**") for the admission of all of the CRCT Units to the Official List of the Main Board of the SGX-ST. The ETL is not an indication of the investment merits of CRCT and the CRCT Units being offered for investment.

1.4 It is intended that, in connection with the listing of the CRCT Units on the SGX-ST, Retail Crown (BVI) Limited, an indirect wholly-owned subsidiary of CapitaLand (the "**Vendor**"), will make an offering (the "**Offering**") of the CRCT Units held by it.

1.5 CRCT is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China (which shall, in addition to China, include Hong Kong Special Administrative Region and the Macau Special Administrative Region). The initial property portfolio of CRCT will comprise seven retail mall properties (the "**Properties**") located in various cities of China being, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote and Xinwu Mall in Wuhu.

1.6 The aggregate appraised value of the Properties as at 30 September 2006 was approximately RMB3.5 billion (approximately S$690 million[1]) based on a valuation of the Properties undertaken by CB Richard Ellis (Pte) Ltd, the independent valuer appointed by the CRCT Manager. The aggregate appraised values of the Properties as at the same date carried out by Knight Frank Petty, the independent valuer appointed by the CRCT Trustee was approximately RMB3.8 billion (approximately S$758 million[1]).

2. DISCLOSURE REQUIREMENTS UNDER THE LISTING MANUAL AND THE PROPERTY FUNDS GUIDELINES

2.1 Separate from CMT's subscription for 20.0% of CRCT Units, CapitaLand has today, through its indirect wholly-owned subsidiaries, also entered into subscription agreements with the CRCT Manager and the CRCT Trustee to subscribe for 66.7% of the CRCT Units, of which 46.7% of the CRCT Units are intended to be offered for sale by the Vendor under the Offering.

2.2 At the date of this Announcement, CapitaLand holds an aggregate indirect interest in 490,712,249 units in CMT ("**CMT Units**"), comprising approximately 31.43% of the total number of CMT Units in issue, and is therefore regarded as a "controlling unitholder" of CMT. As the CRCT Manager is an indirect wholly-owned subsidiary of CapitaLand, the CRCT Manager is therefore considered an "interested person" under Chapter 9 of the Listing Manual (the "**Listing Manual**") of the SGX-ST and an "interested party" under the Property Funds Guidelines in Appendix 2 of the Code on Collective Investment Schemes issued by the MAS (the "**Property Funds Guidelines**").

2.3 The CMT Manager is making this announcement because the Subscription will constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines.

3. PRINCIPAL TERMS OF THE SUBSCRIPTION

3.1 Committed Capital of CMT

Under the Subscription Agreement, CMT has agreed to subscribe for such number of CRCT Units representing 20.0% of the interest in CRCT, at an aggregate committed capital of S$93,293,100 ("**Committed Capital**").

[1] Based on an exchange rate of S$1.0 = RMB5.0.

3.2 Completion Date

The Committed Capital is expected to be fully drawn down, and the CRCT Units issued to CMT, before the commencement of the Offering.

4. RATIONALE AND BENEFIT OF THE SUBSCRIPTION TO UNITHOLDERS

The CMT Manager believes that the Subscription will bring the following benefits to Unitholders:

4.1 Exposure to the First Pure-play China Retail REIT in Singapore

An investment in CRCT will give CMT the opportunity to diversify its investments into the China retail property market and to enjoy the returns from a portfolio of retail properties located in various cities in China, with the additional benefit of liquidity associated with investing in a listed vehicle. Given that the outlook for the retail industry in China is positive, on the back of growing regional and local economies, household income levels and retail spending, as well as rising employment and pace of urbanisation, the CMT Manager believes that CMT will benefit from the exposure to China's retail property market without substantially changing its investment portfolio.

4.2 Yield Accretion

The CMT Manager believes that the investment in CRCT will be yield-accretive in nature, so that Unitholders can expect to enjoy a higher distribution per unit ("**DPU**"). This expected increase in DPU is attributable to, *inter alia*, the expected higher DPU yield of the CRCT Units and its positive contribution to CMT's DPU.

4.3 The Subscription Fits the CMT Manager's Investment Strategy

The Subscription is consistent with the CMT Manager's principal investment strategy to invest in quality and income-producing assets which will provide overall yield accretion and value creation opportunities so as to deliver stable distributions and sustainable total returns to Unitholders. In addition to its current three-pronged strategy comprising yield accretive acquisitions, innovative asset enhancement and active asset management, the CMT Manager has also recently put in place two additional pronged strategy, which include an investment of up to a 20.0% stake in CRCT and to participate in local development projects, to deliver long-term growth to Unitholders. CMT's investment in CRCT is in line with the new strategy as the investment is expected to complement and enhance the value of CMT's current investment portfolio and provide long-term benefits to CMT's investment portfolio.

5. AUDIT COMMITTEE STATEMENT

Having considered the terms and conditions of the Subscription, the audit committee of the CMT Manager (which comprises the independent directors of the CMT Manager) is of the view that the Subscription is on normal commercial terms and is not prejudicial to the interests of CMT and its minority Unitholders.

6. OTHER INTERESTED PERSON TRANSACTIONS

Other than the acquisition of Raffles City and certain transactions which were approved at a Unitholders' meeting on 13 July 2006, as at 20 October 2006 (the latest practicable date prior to the date of this Announcement, the "**Latest Practicable Date**"), the value of all interested person transactions between CMT and CapitaLand and/or the associates of CapitaLand for the current financial year ending 31 December 2006 was approximately S$4.9 million. These transactions comprise all of CMT's interested person transactions during the current financial year ending 31 December 2006 (until 20 October 2006).

7. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 847,900 CMT Units and certain directors of the CMT Manager (including those of the aforementioned directors of CapitaLand who are also directors of the CMT Manager) collectively hold an aggregate direct and indirect interest in 1,763,550 CMT Units. Mr Hsuan Owyang is the Deputy Chairman of CapitaLand and is Chairman and Non-Executive Director of the CMT Manager. Mr Liew Mun Leong is President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Non-Executive Director of the CMT Manager.

Through Albert Complex Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd and the CMT Manager, CapitaLand has an indirect interest in 490,712,249 CMT Units (comprising approximately 31.43% of the existing CMT Units) as at the Latest Practicable Date. The CMT Manager itself holds 10,492,696 CMT Units.

Save as disclosed above and based on information available to the CMT Manager as at the Latest Practicable Date, none of the directors of the CMT Manager or the substantial Unitholders[2] has an interest, direct or indirect, in the Subscription.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
23 October 2006

[2] A person with an interest in one or more CMT Units constituting not less than 5.0% of all outstanding CMT Units.

Important Notice

This Announcement is made in reliance on Section 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore and does not constitute an offer, invitation to purchase or subscribe for or solicitation of the CMT Units or the CRCT Units in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus (the "Final Prospectus') relating to the proposed Offering to be registered by the MAS. The information presented in this Announcement is subject to change. After registration of the Final Prospectus by the MAS, copies of the Final Prospectus may be obtained, subject to availability, from the relevant underwriters of the Offering and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. Anyone wishing to purchase the CRCT Units should read the Final Prospectus before deciding whether to purchase the CRCT Units and will need to make an application in the manner set out in the Final Prospectus. Any decision to purchase the CRCT Units should be made solely on the basis of information contained in the Final Prospectus and no reliance should be placed on any information other than that contained in the Final Prospectus.

The value of CMT Units and the income from them may fall as well as rise. CMT Units are not obligations of, deposits in, or guaranteed by, the CMT Manager or any of its affiliates. An investment in CMT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the CMT Manager to redeem or purchase their CMT Units while the CMT Units are listed. It is intended that Unitholders may only deal in their CMT Units through trading on the SGX-ST. Listing of the CMT Units on the SGX-ST does not guarantee a liquid market for the CMT Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. Neither the CMT Units nor the CRCT Units will be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the CMT Units and the CRCT Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

The past performance of CMT is not necessarily indicative of the future performance of CMT. This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments,

shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the CMT Manager's current view of future events.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as defined in Regulation S under the Securities Act). It is not an offer of securities for sale into the United States. Neither the CMT Units nor the CRCT Units may be offered or sold in the United States or to, or for the account or benefit of U.S. persons unless they are registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of the CMT Units or the CRCT Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

2.10 PER CENT. CONVERTIBLE BONDS DUE 2016
UP-SIZED BY S$80 MILLION
BRINGING TOTAL ISSUE SIZE TO S$430 MILLION PRINCIPAL AMOUNT

CapitaLand Limited ("CapitaLand" or the "Company") refers to its announcements dated 5 October 2006 and 6 October 2006 in connection with its proposed issue of S$350 million principal amount of 2.10 per cent. convertible bonds due 2016 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of the Company ("Shares"). J.P. Morgan (S.E.A.) Limited ("JPMorgan") is the sole bookrunner and lead manager of the issue of the Convertible Bonds. As mentioned in its announcement dated 6 October 2006, the Company has granted JPMorgan a 30-day over-allotment option (the "Over-Allotment Option") for the issue of up to an additional S$150 million principal amount of Convertible Bonds.

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 5 October 2006 and 6 October 2006 made by the Company.

CapitaLand has today upsized its proposed issue of Convertible Bonds by S$80 million principal amount bringing the total issue size to S$430 million.

The number of new Shares to be allotted and issued by the Company, pursuant to the full conversion of the Convertible Bonds, including the additional S$80 million principal amount of Convertible Bonds, is 58,794,574 (based on the conversion price of S$7.3136 and assuming no adjustments to the conversion price). The 58,794,574 new Shares represent approximately 2.12 per cent. of the existing Shares in issue.

Accordingly, the financial effects of the issue of the Convertible Bonds (including the additional S$80 million principal amount of Convertible Bonds pursuant to the exercise of the Over-Allotment Option), based on the audited consolidated financial statements of the Group as at 31 December 2005, and the unaudited consolidated financial statements of the Group as at 30 June 2006, on the share capital, net tangible assets ("NTA") per share and net gearing of the Group are as follows:

	The Group and the Company	
	31 December 2005	30 June 2006
Number of Shares (in '000)		
- Before the issue of Convertible Bonds	2,750,503	2,773,408
- Assuming full conversion of the Convertible Bonds	2,809,298	2,832,203

	The Group	
	31 December 2005	30 June 2006
NTA per Share (S$)		
- Before the issue of Convertible Bonds	2.41	2.33
- Assuming full conversion of the Convertible Bonds	2.51	2.43
Net Gearing (No. of times)		
- Before the issue of Convertible Bonds	0.50	0.55
- Assuming full conversion of the Convertible Bonds	0.44	0.48

By Order of the Board

Low Sai Choy
Company Secretary
Singapore,
25 October 2006

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Oct-2006 12:58:31
Announcement No.	00016

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The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Proposed Voluntary Delisting of Raffles Holdings Limited - SGX-ST In-Principle Approval"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHLannc.25Oct2006.pdf Total size = **14K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

PROPOSED VOLUNTARY DELISTING OF RAFFLES HOLDINGS LIMITED
SGX-ST IN-PRINCIPLE APPROVAL

The Board of Directors of Raffles Holdings Limited (the "**Company**") refers to the joint announcement dated 1 October 2006 (the "**Joint Announcement**") made by the Company and CapitaLand Limited ("**CapitaLand**") in connection with the proposed voluntary delisting of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Joint Announcement.

The Board wishes to announce that the SGX-ST has advised that it does not have any objection to the proposed voluntary delisting of the Company from the Official List of the SGX-ST subject to the Company's compliance with Rule 1306 and 1307 of the SGX-ST Listing Manual. However, the SGX-ST's agreement is not to be taken as an indication of the merits of the Company, CapitaLand, the Exit Offer or the proposed voluntary delisting of the Company.

Further details on the proposed voluntary delisting of the Company, the Exit Offer, the advice of CIMB-GK to the Independent Directors in relation to the Exit Offer, and the recommendation of the Independent Directors, will be set out in a circular to shareholders to be despatched by the Company in due course. In the meantime, shareholders of the Company are advised to exercise caution in their dealings in the Shares and to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 25 October 2006

The Directors (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Oct-2006 20:09:31
Announcement No.	00095

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 September 2006; and (2) ART's net distributable income higher than forecast"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
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82 - 4507

ASCOTT

RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2006

TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

ASCOTT RESIDENCE TRUST
2006 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), it was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

The principal investment strategy of ART is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprises 12 properties which are located in five different jurisdictions (Singapore, Indonesia, the Philippines, China and Vietnam).

ART's distribution policy is to distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income. As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. ART's first distribution after the Listing Date was for the period from the Listing Date to 30 June 2006 and was paid by the Manager on 28 August 2006. Subsequent distributions will take place semi-annually. Distributions, when paid, will be in Singapore dollars.

ART's first financial period is from 19 January 2006, being the date of its establishment, to 31 December 2006. The prior period comparatives are based on the pro forma financial information as stated in the Prospectus.

1(a)(i) **CONSOLIDATED STATEMENT OF TOTAL RETURN**

	Note	3Q Actual (1/7/06 to 30/9/06) S$'000	3Q Pro Forma (1/7/05 to 30/9/05) S$'000	% +/-	YTD Actual (19/1/06 to 30/9/06) (1) S$'000	YTD Pro Forma (1/3/05 to 30/9/05) (2) S$'000	% +/-
Revenue	A.1	25,812	25,278	2%	60,684	58,982	3%
Direct expenses	A.2	(13,605)	(13,577)	-	(31,338)	(31,679)	-1%
Gross Profit	A.1	12,207	11,701	4%	29,346	27,303	7%
Interest income		165	48	244%	252	113	123%
Interest expense		(3,144)	(3,003)	5%	(7,160)	(7,008)	2%
Other operating income	A.3	107	154	-31%	756	359	111%
Manager's management fees		(1,060)	(1,046)	1%	(2,536)	(2,440)	4%
Trustee's fee		(34)	(34)	-	(94)	(95)	-
Professional fees		(37)	(49)	-24%	(281)	(114)	146%
Audit fees		(88)	(89)	-1%	(213)	(208)	2%
Foreign exchange (loss) / gain – realized		(48)	246	-120%	4	574	-99%
Other operating expenses	A.4	(40)	(150)	-73%	(282)	(350)	-19%
Net Profit before change in fair value of financial instrument and unrealized foreign exchange loss		**8,028**	**7,778**	**3%**	**19,792**	**18,134**	**9%**
Change in fair value of financial instrument	A.5	(3,644)	-	n.m.	(3,644)	-	n.m.
Foreign exchange gain / (loss) - unrealized	A.6	444	-	n.m.	(1,488)	-	n.m.
Net Profit		**4,828**	**7,778**	**-38%**	**14,660**	**18,134**	**-19%**
Taxation	A.7	(1,566)	(1,613)	-3%	(3,850)	(3,764)	2%
Total return for the period after taxation		**3,262**	**6,165**	**-47%**	**10,810**	**14,370**	**-25%**
Minority interests		(1,028)	(896)	15%	(2,336)	(2,091)	12%
Total return for the period attributable to unitholders before distribution		**2,234**	**5,269**	**-58%**	**8,474**	**12,279**	**-31%**
Distribution to Unitholders from operations							
- Period from 31/3/06 to 30/6/06		(773)	n.m(3)		(773)	n.m(3)	
- Period from 19/1/06 to 30/3/06		-	n.m(3)		(156)	n.m(3)	
Total return for the period attributable to Unitholders after distribution		**1,461**	**5,269**		**7,545**	**12,279**	

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	3Q Actual (1/7/06 to 30/9/06) S$'000	3Q Pro Forma (1/7/05 to 30/9/05) S$'000	% +/-	YTD Actual (19/1/06 to 30/9/06)[1] S$'000	YTD Pro Forma (1/3/05 to 30/9/05)[2] S$'000	% +/-
Total return for the period attributable to unitholders		2,234	5,269	-58%	8,474	12,279	-31%
Net effect of non-tax deductible / chargeable items and other adjustments	A.7	4,297	1,442	198%	7,755	3,365	130%
Total amount distributable to Unitholders for the period		**6,531**	**6,711**	**-3%**	**16,229**	**15,644**	**4%**
Comprises :							
- from operations		2,940	n.m [3]		3,869	n.m [3]	
- from unitholders' contributions		3,591	n.m [3]		12,360	n.m [3]	
		6,531	**6,711**	**-3%**	**16,229**	**15,644**	**4%**

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 7 month period from 1 March 2006 to 30 September 2006. ART had no income from 19 January 2006 to 28 February 2006. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 5.

(2) This is the first interim financial period of ART and the comparative numbers for 2005 are extracted from the pro forma financial information which was disclosed in the Prospectus and pro-rated equally for 7 months to correspond to the period from 1 March 2005 to 30 September 2005. Trustee's fee was pro-rated from 19 January 2005 to 30 September 2005.

(3) Not meaningful as pro forma distribution from operations and unitholders' contribution for the financial year ended 31 December 2005 presented in the Prospectus is made on the assumption that ART was incepted on 1 January 2003, under the terms set out in the Prospectus.

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 3Q 2006 of S$25.8 million increased by 2% over that of the corresponding pro forma period last year. Similarly revenue for YTD Sep 2006 of S$60.7 million increased 3% as compared to the corresponding pro forma period last year. The increase in revenue was due to the increase in revenue per available unit ("REVPAU") of the Group's serviced residences across most regions.

Gross profit

The improved performances from the Group's serviced residences across all the regions, particularly in Singapore, increased the gross profit by 4%, from S$11.7 million in 3Q 2005 to S$12.2 million in 3Q 2006. Gross profit margin improved by 1 percentage point from 46% in 3Q 2005 to 47% in 3Q 2006. The improvement in the gross profit margin was due mainly to the higher overall REVPAU achieved and better operating efficiency.

For the same reasons mentioned above, gross profit for YTD Sep 2006 of S$29.3 million increased 7% over YTD Sep 2005, and gross profit margin increased by 2 percentage points from 46% in YTD Sep 2005 to 48% in YTD Sep 2006.

A.2 Direct expenses include the following items:

	3Q Actual (1/7/06 to 30/9/06) S$'000	3Q Pro Forma (1/7/05 to 30/9/05) S$'000	% +/-	YTD Actual (19/1/06 to 30/9/06) S$'000	YTD Pro Forma (1/3/05 to 30/9/05) S$'000	% +/-
Depreciation and amortisation	(832)	(957)	-13%	(1,928)	(2,234)	-14%
Staff costs	(3,044)	(3,448)	-12%	(7,183)	(8,045)	-11%

A.3 Other operating income

The other operating income for YTD Sep 2006 increased by S$0.4 million. The increase was due mainly to the gain arising from the unwinding of an interest rate swap transaction for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

A.4 Other operating expenses

Other operating expenses comprise primarily trust expenses which include recurring operating expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

A.5. Change in fair value of financial instrument

The $3.6 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to a S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized revaluation gain of S$1.3 million taken to the Statement of Total Return (refer to Para A.6) and a translation gain of S$1.7 million taken to the foreign currency translation reserve. Hence, the net impact of the above on the Group was S$0.6 million.

A.6 Foreign exchange gain / (loss) - unrealized

The foreign exchange gain recognised in 3Q 2006 and foreign exchange loss recognized in YTD Sep 2006 was mainly due to (1) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, and (2) unrealized revaluation gain on US$ bank loan in a subsidiary's books, as a result of the depreciation of the US$ against RMB.

A.7 Taxation

Taxation for YTD Sep 2006 was higher by S$0.1 million as compared to the corresponding pro forma period last year. This was mainly due to the tax provided on 100% of taxable income of the Singapore properties for the period when it was a Private Trust (19 January 2006 to 30 March 2006) which does not qualify for tax transparency. Taxation for pro forma 3Q 2005 was prepared on the basis that tax transparency applies throughout.

A.8 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	3Q Actual (1/7/06 to 30/9/06) S$'000	3Q Pro Forma (1/7/05 to 30/9/05) S$'000	% +/-	YTD Actual (19/1/06 to 30/9/06) S$'000	YTD Pro Forma (1/3/05 to 30/9/05) S$'000	% +/-
Trustee's fees*	14	14	-	40	40	-
Depreciation (net of MI)	748	918	-19%	1,728	2,143	-19%
Change in fair value of financial instrument	3,644	-	n.m.	3,644	-	n.m.
Unrealized exchange loss / (gain)	(444)	-	n.m	1,488	-	n.m
Manager's management fee paid in units	530	523	1%	1,268	1,220	4%

* This relates to the Singapore properties only.

1(a)(iii) CONSOLIDATED STATEMENT OF TOTAL RETURN – Breakdown between Private Trust and Public Trust Period

ART was originally a private trust until 30 March 2006 and subsequently converted to a listed property trust upon the successful listing on 31 March 2006. The following sets out the income attributable to the private and public trust unitholders.

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 30/9/06) S$'000	Actual (19/1/06 to 30/9/06) S$'000
Revenue	8,417	52,267	60,684
Direct expenses	(4,318)	(27,020)	(31,338)
Gross Profit	4,099	25,247	29,346
Interest income	9	243	252
Interest expense	(1,104)	(6,056)	(7,160)
Other operating income	1	755	756
Manager's management fees	(345)	(2,191)	(2,536)
Trustee's fee	(26)	(68)	(94)
Professional fees	(83)	(198)	(281)
Audit fees	(31)	(182)	(213)
Foreign exchange (loss) / gain - realized	(25)	29	4
Other operating expenses	(75)	(207)	(282)
Net Profit before change in fair value of financial instrument and unrealized exchange loss	**2,420**	**17,372**	**19,792**
Change in fair value of financial instrument	-	(3,644)	(3,644)
Foreign exchange gain / (loss) - unrealized	607	(2,095)	(1,488)
Net Profit	**3,027**	**11,633**	**14,660**
Taxation	(605)	(3,245)	(3,850)
Total return for the period after taxation	**2,422**	**8,388**	**10,810**
Minority interests	(314)	(2,022)	(2,336)
Total return for the period attributable to Unitholders before distribution	**2,108**	**6,366**	**8,474**
Distribution to Unitholders from operations			
- Period from 19/1/06 to 30/3/06	(156)	-	(156)
- Period from 31/3/06 to 30/6/06	-	(773)	(773)
Total return for the period attributable to Unitholders after distribution	**1,952**	**5,593**	**7,545**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Private Trust (19/1/06 to 30/3/06) S$'000	Public Trust (31/3/06 to 30/9/06) S$'000	Actual (19/1/06 to 30/9/06) S$'000
Total return for the period attributable to Unitholders	2,108	6,366	8,474
Net effect of non-tax deductible / chargeable items and other adjustments	(192)	7,947	7,755
Total Unitholders' distribution	**1,916**	**14,313**	**16,229**
Comprises :			
- from operations	156	3,713	3,869
- from unitholders' contributions	1,760	10,600	12,360
	1,916	**14,313**	**16,229**

1(b)(i) BALANCE SHEET

		GROUP		REIT	
	Note	Actual 30/09/06 S$'000	Pro Forma 31/12/05[(1)] S$'000	Actual 30/09/06 S$'000	Pro Forma 31/12/05 S$'000
Non-Current Assets					
Property, plant and equipment		14,288	13,884	3,758	4,104
Investment properties	1(b)(ii)	878,970	911,157	278,046	278,046
Interest in subsidiaries		-	-	103,840	106,779
Deferred tax assets		440	1,840	-	-
		893,698	**926,881**	**385,644**	**388,929**
Current Assets					
Inventories		263	289	-	-
Trade receivables		5,239	4,474	1,420	-
Other receivables		17,125	18,965	341,212	454,106
Cash and bank balances	1(b)(iii)	80,784	9,312	54,216	-
		103,411	**33,040**	**396,848**	**454,106**
Total Assets		**997,109**	**959,921**	**782,492**	**843,035**
Current Liabilities					
Bank overdraft (unsecured)		-	(6,260)	-	-
Trade payables		(1,843)	(1,337)	(69)	-
Other payables and liabilities	1(b)(iv)	(45,457)	(39,645)	(37,217)	(22,480)
Interest bearing liabilities	1(b)(v)	(7,951)	(37,647)	-	-
Current tax payable		(1,028)	(651)	(153)	-
		(56,279)	**(85,540)**	**(37,439)**	**(22,480)**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(v)	(252,665)	(229,721)	(117,541)	(226,812)
Deferred income		-	(2)	-	-
Deferred tax liabilities		(85)	(156)	-	-
		(252,750)	**(229,879)**	**(117,541)**	**(226,812)**
Total Liabilities (excluding net assets attributable to Unitholders)		**(309,029)**	**(315,419)**	**(154,980)**	**(249,292)**
Minority Interests		(49,542)	(50,759)	-	-
Net Assets Attributable to Unitholders	1(d)(i)	**638,538**	**593,743**	**627,512**	**593,743**

Footnote

(1) This is the first financial period of ART and the comparative numbers for 2005 are extracted from the pro-forma financial information which was disclosed in the Prospectus.

1(b)(ii) Group investment properties

The decrease in the Group's investment properties as at 30 September 2006 was mainly due to the translation of the Group's foreign investment properties to Singapore dollars at a lower exchange rates as a result of the weakening of the foreign currencies, particularly US Dollars, against Singapore dollars.

1(b)(iii) Group cash and bank balances

The increase in the Group's cash and bank balances as at 30 September 2006 was mainly due to the funds raised, amounting to S$48.4 million, from the recent placement of 44 million new units at an issue price of S$1.10 per new unit, pending payment to vendors upon completion of the acquisition of Somerset Olympic Towers and Somerset Roppongi, Japan.

1(b)(iv) Other payables and liabilities

This includes a derivative liability of S$3.6 million arising from the fair value of a financial instrument.

1(b)(v) Group borrowings

		Actual As at 30/09/06 S$'000	Pro Forma As at 31/12/05 S$'000
Secured borrowings			
- Amount repayable in one year or less or on demand	(1)	7,951	37,647
- Amount repayable after one year	(1)	252,665	229,721
Total		260,616	267,368

(1) The increase in the secured borrowings repayable after one year at 30 September 2006 was mainly due to the refinancing of a subsidiary's bank loan of approximately S$29.5 million. This loan was previously classified as repayable within one year.

(2) The decrease in the Group's borrowings as at 30 September 2006 was mainly due to the translation of the Group's foreign borrowings to Singapore dollars at lower exchange rates as a result of the weakening of the foreign currencies, particularly US Dollars, against Singapore dollars.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' investment properties and the assignment of the rights, title and interest with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries

1(c) CONSOLIDATED CASH FLOW STATEMENT [1]

	Note	3Q Actual (1/7/06 to 30/9/06) S$'000	YTD Actual (19/1/06 to 30/9/06) [2] S$'000
Operating Activities			
Net Profit before taxation, before distribution		4,828	14,660
Adjustments for:			
Depreciation and amortisation		832	1,928
Interest expense		3,144	7,160
Interest income		(165)	(252)
Operating profit before working capital changes		**8,639**	**23,496**
Changes in working capital	3	7,313	(25,125)
Cash generated from operations		**15,952**	**(1,629)**
Income tax paid		(1,509)	(3,931)
Distribution to unitholders from operations		(773)	(929)
Cash flows from operating activities		**13,670**	**(6,489)**
Investing Activities			
Interest received		2,057	2,602
Acquisition of property, plant and equipment		(2,082)	(2,962)
Net cash inflow on acquisition of subsidiary companies		-	23,882
Acquisition of investment properties		(275)	(63,475)
Cash flows from investing activities		**(300)**	**(39,953)**
Financing Activities			
Proceeds from bank borrowings		1,941	120,473
Interest paid		(5,244)	(7,682)
Distribution to unitholders		(6,991)	(8,751)
Repayments of bank borrowings		(3,822)	(19,880)
Transaction costs		(321)	(6,061)
Cash generated from "ART" units issued		49,127	49,127
Cash flows from financing activities		**34,690**	**127,226**
Increase in cash & cash equivalents		**48,060**	**80,784**
Cash and cash equivalents at beginning of the period		**32,724**	**-**
Effect of exchange rate changes on balances held in foreign currencies		-	-
Cash and cash equivalents at end of the period		**80,784**	**80,784**

Footnotes

(1) *There are no comparative prior period figures as this is the first financial period.*

(2) *Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the cash flow for the 7 month period from 1 March 2006 to 30 September 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(3) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies upon completion of the acquisition of real properties.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS [1]

	Note	GROUP Actual (1/7/06 to 30/9/06) S$'000	GROUP Actual 19/1/06 to 30/9/06) [2] S$'000	REIT Actual (1/7/06 to 30/9/06) S$'000	REIT Actual 19/1/06 to 30/9/06) [2] S$'000
Unitholders' Contribution					
Balance as at beginning of period		591,803	-	591,803	-
Issue of new units		49,127	648,430	49,127	648,430
Issue expenses		(321)	(6,061)	(321)	(6,061)
Distribution to Unitholders		(6,991)	(8,751)	(6,991)	(8,751)
Balance as at end of period		633,618	633,618	633,618	633,618
Operations					
Balance as at beginning of period		6,084	-	(4,142)	-
Change in net assets attributable to unitholders resulting from operations after distribution		1,461	7,545	(1,964)	(6,106)
Balance as at end of period		7,545	7,545	(6,106)	(6,106)
Foreign Currency Translation reserve					
Balance as at beginning of period		(3,463)	-	-	-
Translation differences relating to financial statements of foreign subsidiaries		838	(2,625)	-	-
Balance as at end of period		(2,625)	(2,625)	-	-
Net Assets Attributable to Unitholders	1(b)(i)	638,538	638,538	627,512	627,512

1(d)(ii) Details of any change in the units [1]

	REIT Actual (1/7/06 to 30/9/06) '000	REIT Actual 19/1/06 to 30/9/06) '000
Balance as at beginning of period	454,000	-
Issue of new units :		
- settlement for the purchase of two Singapore properties	-	165,880
- settlement for the purchase of the property companies shares	-	288,120
- payment of Manager's management fees	639	639
- placement on 25 September 2006	44,000	44,000
Balance as at end of period	498,639	498,639

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.
(2) Although ART was established on 19 January 2006, the acquisition of the properties was completed on 1 March 2006. Consequently, the figures only represent the income for the 7 month period from 1 March 2006 to 30 September 2006 as there was no income from 19 January 2006 to 28 February 2006.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the Prospectus.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	3Q Actual (1/7/06 to 30/9/06)	<---------- Private Trust (19/1/06 to 30/3/06)	YTD Public Trust (31/3/06 to 30/9/06)	----------> Total Actual (19/1/06 to 30/9/06)
Number of units on issue at end of period	498,638,579	454,000,000	498,638,579	498,638,579
Weighted average number of units for the period	456,980,622	454,000,000	455,490,311	455,281,389
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	0.49	0.46	1.40	1.86

The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	3Q Actual (1/7/06 to 30/9/06)	<---------- Private Trust (19/1/06 to 30/3/06)	YTD Public Trust (31/3/06 to 30/9/06)	----------> Total Actual (19/1/06 to 30/9/06)
Number of units on issue at end of period	498,638,579	454,000,000	498,638,579	n.m.
DPU (cents) – Basic and diluted (based on the number of units as at end of period)	1.43	0.42	3.14	3.56

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Actual 30/9/06	Pro Forma 31/12/05
NAV per units ($)	1.28	1.31

8(i) **Group Performance Review**

8(i)(a) **Revenue and Gross Profit Analysis - 3Q 2006 vs. 3Q 2005**

	Ref	Revenue Actual 3Q 2006 S$'million	Revenue Pro Forma 3Q 2005 S$'million	Variance S$M	Variance %	Ref	Gross Profit Actual 3Q 2006 S$'million	Gross Profit Pro Forma 3Q 2005 S$'million	Variance S$'M	Variance %	REVPAU Actual 3Q 2006 S$/day	REVPAU Pro Forma 3Q 2005 S$/day	+/- %
Singapore		6.2	5.1	1.1	22%		3.1	2.2	0.9	41%	164	135	21%
China		7.0	8.2	(1.2)	-15%		2.9	3.6	(0.7)	-19%	143	161	-11%
Vietnam		5.6	5.2	0.4	8%		3.4	3.1	0.3	10%	130	120	8%
Indonesia		5.6	5.6	-	-		2.4	2.4	-	-	82	84	-2%
Philippines		1.4	1.2	0.2	17%		0.4	0.4	-	-	70	55	27%
	A.1	25.8	25.3	0.5	2%	A.1	12.2	11.7	0.5	4%	120	115	4%

Revenue for 3Q 2006 grew by 2% from S$25.3 million in 3Q 2005 to S$25.8 million in 3Q 2006. The increase in revenue was due to a 4% growth in the overall revenue per available unit ("REVPAU") from S$115 in 3Q 2005 to S$120 in 3Q 2006, mainly driven by increase in the average daily rates. Serviced residence operations in Singapore and Philippines achieved a double digit REVPAU growth in 3Q 2006.

In line with the increased revenue, gross profit for 3Q 2006 at S$12.2 million increased by 4% as compared to 3Q 2005. This was supported by growth in Singapore and Vietnam. Overall gross profit margin improved from 46.2% to 47.3% as a result of higher average daily rates.

In Singapore, the Group's serviced residence achieved an overall REVPAU of S$164 for 3Q 2006, an increase of 21% from S$135 in 3Q 2005. Tapping on the continuing strong market conditions in Singapore, the Group continued with increases in average daily rates through a combination of right tenant mix and forward-looking sales strategies, while occupancy remained above 90%. As a result, the gross profit of Singapore operations for 3Q 2006 exceeded that of 3Q 2005 by 41%.

For China operations, REVPAU achieved for 3Q 2006 was 11% lower than that in 3Q 2005. This was due to expiry of leases for a few accounts of the Beijing properties and lower demand for bigger apartment units. This resulted in lower average daily rates while occupancy remained around mid 70%. Taking into account cost savings arising from improved cost management, such as energy conservation efforts to reduce utility costs, gross profit decreased by S$0.7 million to S$2.9 million in 3Q 2006.

In Vietnam, the revenue and gross profit of the Group's serviced residence increased by 8% and 10% respectively in 3Q 2006 as compared to 3Q 2005. These increases were achieved with higher rental rates upon renewal of lease of long stay tenants. The rate increases were bolstered by favorable market conditions for serviced residences with strong demand due to Vietnam's steady growth with the much anticipated admission to WTO, and limited supply of internationally managed serviced residences.

In Indonesia, the REVPAU for 3Q 2006 declined from S$84 in 3Q 2005 to S$82 in 3Q 2006. This was attributed mainly to a drop in occupancy for The Ascott Jakarta, resulting from major road closure and massive construction activities around the property. Despite the drop in REVPAU, gross profit for 3Q 2006 remained at the same level as that in 3Q 2005 due to cost savings arising from improved cost management and higher other revenue (comprising mainly fees from usage of the business centre and laundry facilities, and service and maintenance fees).

In Philippines, the REVPAU increased by 27% from S$55 in 3Q 2005 to S$70 in 3Q 2006, with increases in both occupancy rates and average daily rates. This resulted in an improvement in the revenue of the Philippines operations in 3Q 2006 over those of 3Q 2005. However, this increase in revenue was offset by a corresponding increase in direct expenses (mainly operation and maintenance expense and staff costs). Hence, gross profit for 3Q 2006 remained at the same level as that in 3Q 2005.

8(i)(b) Revenue and Gross Profit Analysis - YTD Sep 2006 vs. YTD Sep 2005

	Ref	Revenue Actual YTD Sep 2006 S$'million	Revenue Pro Forma YTD Sep 2005 S$'million	Variance S$'M	Variance %	Ref	Gross Profit Actual YTD Sep 2006 S$'million	Gross Profit Pro Forma YTD Sep 2005 S$'million	Variance S$'M	Variance %	REVPAU Actual YTD Sep 2006 S$/day	REVPAU Pro Forma YTD Sep 2005 S$/day	+/- %
Singapore		14.0	11.9	2.1	18%		7.0	5.2	1.8	35%	157	135	16%
China		17.6	19.2	(1.6)	-8%		7.8	8.4	(0.6)	-7%	148	161	-8%
Vietnam		12.6	12.1	0.5	4%		7.7	7.2	0.5	7%	127	120	6%
Indonesia		13.2	13.1	0.1	1%		5.8	5.6	0.2	4%	82	84	-2%
Philippines		3.3	2.7	0.6	22%		1.0	0.9	0.1	11%	68	55	24%
	A.1	**60.7**	**59.0**	**1.7**	**3%**	A.1	**29.3**	**27.3**	**2.0**	**7%**	**121**	**115**	**5%**

For YTD Sep 2006, the Group achieved S$60.7 million in revenue, which was 3% increase over the revenue of S$59.0 million recorded in the corresponding pro forma period last year. Overall REVPAU improved by S$6 from S$115 in YTD Sep 2005 to S$121 in YTD Sep 2006, mainly driven by an increase in the average daily rates. Hence the higher revenue achieved led to a higher gross profit for YTD Sep 2006, an increase of 7% from S$27.3 million in YTD Sep 2005 to S$29.3 million in YTD Sep 2006. Overall gross profit margin improved by 2 percentage points from 46.3% to 48.3% as a result of higher average daily rates.

8(i)(c) Total Return

Total Return	Actual 3Q 2006 S$'000	Pro Forma 3Q 2005 S$'000	+/- %
Operating net profit	5,482	5,023	9%
Change in fair value of financial instrument	(3,644)	-	n.m.
Foreign exchange gain	396	246	n.m.
Total return attributable to unitholders	**2,234**	**5,269**	**-58%**

The Group achieved a higher operating net profit of S$0.5 million or 9% in 3Q 2006 as a result of higher gross profit achieved. The operating net profit for 3Q 2006 was S$5.5 million vs. S$5.0 million in 3Q 2005 excluding foreign exchange differences (3Q 2006: loss of S$0.4 million; 3Q 2005: gain of S$0.2 million) and change in fair value of financial instrument.

Total Return	Actual YTD Sep 2006 S$'000	Pro Forma YTD Sep 2005 S$'000	+/- %
Operating net profit	13,602	11,705	16%
Change in fair value of financial instrument	(3,644)	-	n.m.
Foreign exchange (loss) / gain	(1,484)	574	n.m.
Total return attributable to unitholders	**8,474**	**12,279**	**-31%**

Similarly, the Group's operating performance in YTD Sep 2006 exceeded that of the comparative period in YTD Sep 2005. Excluding the foreign exchange differences in both YTD Sep 2006 (loss of S$2.2 million) and YTD Sep 2005 (gain of S$0.6 million) and the change in fair value of financial instrument, the operating net profit for YTD Sep 2006 was S$13.6 million vs. S$11.7 million in YTD Sep 2005, an improvement of S$1.9 million or 16%. This was mainly attributable to the strong performance from the Group's serviced residences in most regions.

9. Variance between the forecast as disclosed in the Prospectus and the actual results

9(i) Consolidated Statement of Total Return for the period of 31 March 2006 to 30 September 2006 (Public Trust)

		Actual S$'000	Forecast[(1)] S$'000	% +/-
Revenue	(a)	52,267	52,667	-1%
Direct expenses	(a)	(27,020)	(28,539)	-5%
Gross Profit	(a)	25,247	24,128	5%
Interest income		243	-	n.m
Interest expense		(6,056)	(6,084)	-
Other operating income	(b)	755	254	n.m
Manager's management fees	(c)	(2,191)	(2,151)	2%
Trustee's fee		(68)	(68)	-
Professional fees		(198)	(87)	128%
Audit fees		(182)	(161)	13%
Foreign exchange gain (realized)		29	-	n.m
Other operating expenses		(207)	(355)	-42%
Net Profit before change in fair value of financial instrument and unrealized foreign exchange loss		**17,372**	**15,476**	**12%**
Change in fair value of financial instrument	(d)	(3,644)	-	n.m.
Foreign exchange loss (unrealized)	(e)	(2,095)	-	n.m
Net Profit		**11,633**	**15,476**	**-25%**
Taxation		(3,245)	(3,012)	8%
Total return for the period after taxation		**8,388**	**12,464**	**-33%**
Minority interests		(2,022)	(1,756)	15%
Total return for the period attributable to Unitholders before distribution	(f)	**6,366**	**10,708**	**-41%**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[(1)] S$'000	% +/-
Total return for the period attributable to Unitholders		6,366	10,708	-41%
Net effect of non-tax deductible / chargeable items and other adjustments	(g)	7,947	3,267	143%
Total amount distributable to Unitholders for the period		**14,313**	**13,975**	**2%**
Distribution per unit (in cents) - for the period		3.14	3.08	

Footnote

(1) *The forecast is extracted from the Prospectus and is based on the assumptions set out in the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 30 September 2006.*

9(ii) Revenue and Gross Profit Analysis for the period of 31 March 2006 to 30 September 2006

	Revenue				Gross Profit			
	Actual	Forecast[1]	Variance		Actual	Forecast[1]	Variance	
	S$'million		S$'M	%	S$'million		S$'M	%
Singapore	12.1	10.8	1.3	12%	6.0	5.2	0.8	15%
China	15.1	17.3	(2.2)	-13%	6.7	7.3	(0.6)	-8%
Vietnam	10.9	10.6	0.3	3%	6.6	6.4	0.2	3%
Indonesia	11.3	11.6	(0.3)	-3%	5.0	4.5	0.5	11%
Philippines	2.9	2.4	0.5	21%	0.9	0.7	0.2	29%
	52.3	52.7	(0.4)	-1%	25.2	24.1	1.1	5%

Footnote

(1) *The forecast is extracted from the Prospectus. As the forecast stated was for 1 January 2006 to 31 December 2006, the Manager has used its best estimate to present the pro-rated forecast for the period 31 March 2006 to 30 September 2006.*

Review of the Group's performance for the period 31 March 2006 to 30 September 2006

(a) Revenue is lower by S$0.4 million or 1% as compared to the forecast on a portfolio basis. Direct expenses are lower by S$1.5 million or 5% due to lower staff costs, depreciation and marketing expenses. As a result, gross profit is higher by S$1.1 million or 5% on a portfolio basis.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 12% and 15% respectively. This was mainly due to an increase in the average daily rates.

In China, revenue of the Group's serviced residence declined by 13% or S$2.2 million as compared to the forecast due to lower average daily rates achieved as a result of expiry of leases for a few key accounts of the Beijing properties and lower demand for bigger apartment units. This decrease in revenue was partly offset by cost savings arising from improved cost management, resulting gross profit to decline by S$0.6 million or 8%. The Ascott Beijing is currently undergoing reconfiguration (expect to complete around mid 2007) to convert the bigger apartment units to smaller apartment units to meet the growing market demand for such units.

In Vietnam, revenue and gross profit of the Group's serviced residence both increased by 3%.

For the serviced residence in Indonesia, revenue declined by 3% as compared to the forecast due to a lower REVPAU achieved for The Ascott Jakarta (Actual : S$100; Forecast S$113), resulting from major road closure and massive construction activities around the property, which is expected to be completed around mid 2007. However, as a result of cost management, the gross profit was higher by 11%.

For the Group's serviced residence in Philippines, revenue and gross profit were higher by 21% and 29% respectively as a result of increased occupancy rates and average daily rates.

(b) Other operating income was S$0.5 million higher than the forecast due to a gain arising from the unwinding of an interest rate swap transaction for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

(c) Manager's management fee is slightly higher by 2% due to higher gross profit achieved.

(d) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.5.

(e) Foreign exchange loss mainly relates to unrealized revaluation loss on foreign currency shareholder's loan, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$.

(f) Total return attributable to unitholders (excluding change in fair value of financial instrument and foreign exchange differences) was S$12.1 million, an increase of S$1.4 million or 13% over the forecast of S$10.7 million. Total unitholders' distribution for the period was S$0.3 million or 2% higher than the forecast.

(g) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees *	35	35	-
Depreciation (net of MI)	1,498	2,190	-32%
Change in fair value of financial instrument	3,644	-	n.m.
Unrealized exchange loss	2,095	-	n.m
Manager's management fee paid in units	1,096	1,076	2%

* This relates to Singapore properties only.

10. Prospects

The business environment in Asia remains positive and will continue to attract foreign direct investments from multinational companies. Demand for quality serviced accommodation is expected to continue to be strong. The Group will continue to benefit from this positive business and market conditions in Asia.

For the full year 2006, the manager of ART is confident of delivering the forecast distribution per unit of 6.11 cents (on an annualised basis) for 2006 as disclosed in the Prospectus.

11. Distributions

11(a) **Current financial period**
Any distributions declared for the current financial period? No

11(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Book closure date : Not applicable

11(d) Date payable : Not applicable

12. Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets, consolidated statement of total return, net assets attributable to unitholders and consolidated cash flow statement, together with their accompanying notes as at 30 September 2006 and the results of the business, changes in net assets attributable to unitholders and cash flows of the Group for the seven months ended 30 September 2006), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Cameron Ong
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore
25 October 2006

82 - 4507

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE
TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ART'S NET DISTRIBUTABLE INCOME HIGHER THAN FORECAST

Bolstered by strong demand for serviced residences in Singapore and Philippines

Singapore, 25 October 2006 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce a net distributable income of S$14.3 million for the period 31 March 2006 (date of listing) to 30 September 2006. This represents a two percent increase above the forecast[1] of S$14.0 million.

Distributable income per unit (DPU) for the same period is 3.14 cents, 0.06 cents above the forecast[1] of 3.08 cents.

Highlights of results for the period 31 March 2006 to 30 September 2006

	Actual	Forecast[1]	Change
Revenue (S$m)	52.3	52.7	- 1%
Gross Profit (S$m)	25.2	24.1	+ 5%
Unitholders' Distribution (S$m)	14.3	14.0	+ 2%
DPU[2] (cents)	3.14	3.08	+ 2%

Mr Chong Kee Hiong, ARTML's CEO said, "ART's properties have done well to achieve RevPAU growth of four percent for the portfolio in the third quarter. In particular, our serviced residences in Singapore and the Philippines enjoyed strong growth, driven by higher occupancies and rates."

Mr Chong added, "With Asia's economic and business conditions continuing to be positive and the demand for quality serviced apartments remaining strong, ART is on track to deliver the forecast annualised DPU of 6.11 cents for the full year."

ARTML's chairman, Mr Lim Jit Poh said, "Within six months of listing, ARTML has demonstrated its ability to acquire yield accretive assets from The Ascott Group Limited and third party owners."

[1] The forecast numbers for 2006 are extracted from the forecast which was disclosed in the prospectus and pro-rated to correspond to the period from 31 March to 30 September.

[2] There is no distribution declared for the period from 01 July to 30 September 2006. Distribution declared for the period from 31 March to 30 June was paid on 28 August 2006. ART makes distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Lim added, "The two new investments, Somerset Olympic Tower, Tianjin in China and Somerset Roppongi, Tokyo in Japan were funded by the assumption of bank debt and proceeds from a placement of 44 million new units in September. The successful placement to more than 15 institutional investors increased ART's free float from 23 percent to 30 percent. ART's unit price has also appreciated since the placement reflecting investors' confidence in its growth strategy. Going forward, the manager will continue to acquire and enhance quality serviced residence assets to deliver stable and sustainable distributions to unitholders."

Following the completion of the acquisition of Somerset Olympic Tower, Tianjin in China and Somerset Roppongi, Tokyo in Japan on 3 October, ART's owned portfolio is now valued at S$952 million with over 2,300 apartment units in 14 properties across six countries.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group Limited is a leading international serviced residence company with close to 17,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

<u>For more information, please contact:</u>

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.



ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST
3Q 2006 Results

25 October 2006

Agenda

- Financial Review
- Q3 Updates
- Outlook & Prospects

82 - 4507

Disclaimer

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

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Higher Net Distributable Income and DPU Than Forecast

For the period 31 March 2006 - 30 September 2006



+ 2 %
20
15
10
5
0
14.0
14.3
3.08
3.14
Distribution ($million)
DPU (cents)
Forecast
Actual

Net Distributable Income and DPU# Exceeded Forecast* by 2%

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#There is no distribution declared for the period from 01 July to 30 September 2006. Distribution declared for the period from 31 March to 30 June was paid on 28 August 2006. ART makes distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

** The forecast numbers for 2006 are extracted from the forecast which was disclosed in the prospectus and pro-rated to correspond to the period from 31 March to 30 September.*

030745-021

Attractive Trading Yield


3.2%
5.2%
5.2%
Singapore Govt 10-year Bonds[1]
S-REIT average[2]
ART[2]

[1] *As at 29 September 2006. Source: Singapore Government Securities website.*
[2] *Based on closing price as at 29 September 2006.*

030745-021

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Financial Review

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030745-021

Statement of Total Return

For the period 31 March 2006 - 30 September 2006

S$m	Public Trust Actual	Public Trust Forecast	Growth (%)
Revenue	52.3	52.7	- 1%
Gross Profit	25.2	24.1	+5%
Unitholders' Distribution	14.3	14.0	+2%
Distribution Per Unit (cents)	3.14	3.08	+2%

Distributable Income Exceeded Forecast by S$0.3 million

Lower Direct Expenses Than Forecast

For the period 31 March 2006 - 30 September 2006


Lower staff costs, depreciation and marketing expenses
S$m
40
30
20
10
0
28.5
27.0
Direct Expenses
Forecast
Actual

030745-021

Balance Sheet



NAV per Unit $1.31
NAV per Unit $1.28
S$m
1000
800
600
400
200
0
S$960m
S$960m
S$997m
S$997m
33
927
97%
86
230
91%
103
894
89%
56
253
94%
31/12/2005
30/9/2006
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Other Assets
Investments

INVESTMENTS FUNDED BY BOTH EQUITY AND LT BORROWINGS

030745-021

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Q3 Updates

1. **Portfolio Performance**
   - RevPAU
   - Revenue & Gross Profit

2. **Acquisitions**

Double Digit RevPAU Growth in Singapore and the Philippines



China:
- Expiry of leases
- Lower demand for larger apartments
Indonesia:
- Drop in occupancy for Ascott Jakarta due to massive construction activities surrounding the residence
+ 21 %
+ 8 %
+ 27 %
+ 4 %
200
150
100
50
0
S$/ day
135
164
161
143
120
130
84
82
55
70
115
120
Singapore
China
Vietnam
Indonesia
Philippines
Overall
Q3 2005
Q3 2006

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Singapore



- Revenue increase driven by higher rates


S$m
7
6
5
4
3
2
1
0
+ 22 %
5.1
6.2
+ 41 %
2.2
3.1
Revenue
Gross Profit
Q3 2005
Q3 2006

030745-021

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China



- Lower ADR achieved although occupancy remains high at about 75%
- Reconfiguration work in progress to meet increased demand for smaller apartment units



S$m
9
8
7
6
5
4
3
2
1
0
8.2
7.0
3.6
2.9
Revenue
Gross Profit
Q3 2005
Q3 2006

030745-021

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Vietnam



- Rental rates of long stay tenants increased upon lease renewal


S$m
6
5
4
3
2
1
0
+ 8 %
5.2
5.6
+ 10 %
3.1
3.4
Revenue
Gross Profit
Q3 2005
Q3 2006

030745-021

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Indonesia



- Despite drop in RevPAU, revenue and gross profit remained at the same level due to higher non-room revenue and improved operating cost management



S$m
6
5
4
3
2
1
0
5.6
5.6
2.4
2.4
Revenue
Gross Profit
Q3 2005
Q3 2006

030745-021

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The Philippines



- Increase in revenue driven by higher occupancies and ADR
- Offset by increase in direct expenses


S$m
2.0
1.5
1.0
0.5
0.0
+ 17 %
1.2
1.4
0.4
0.4
Revenue
Gross Profit
Q3 2005
Q3 2006

030745-021

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Yield-Accretive Acquisitions

- **Two yield-accretive acquisitions since listing**
  - Somerset Olympic Tower Property in Tianjin, China acquired at a 7% yield[1] on 24 July 2006
  - Somerset Roppongi, Tokyo in Japan acquired at a 5% yield[1] on 4 September 2006

- **Funded by equity and assumption of bank debt**
  - Placement on 19 September 2006 of 44,000,000 new units @ S$1.10
    - Raised S$48.4 m
    - 1.5 times subscribed
    - Increased free float from 23% to 30%



Somerset Olympic Tower Property, Tianjin


SOMERSET

Somerset Roppongi, Tokyo

Annualised property yield. For the forecast year 2006.

[2] VWAP of S$1.14 from 18 September 2006 to 19 September 2006 (up to 12.30pm).



Outlook & Prospects

Prospects

- Business environment in Asia remains positive
  - Continue to attract FDI from MNCs
  - Continued strong demand for quality serviced accommodation
  - ART will continue to benefit from the positive business and market conditions

For full year 2006, ARTML is confident of delivering the forecast distribution per unit of 6.11 cents (on an annualised basis) for 2006 as disclosed in the Prospectus



Thank You

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Oct-2006 20:11:46
Announcement No.	00096

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited – "Use of proceeds from the placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTMLannc.ART_Use_of_proceeds_from_placement_251006.pdf Total size = **103K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

USE OF PROCEEDS FROM THE PLACEMENT OF 44,000,000 NEW UNITS IN ASCOTT RESIDENCE TRUST AT AN ISSUE PRICE OF S$1.10 PER NEW UNIT ("PLACEMENT")

Ascott Residence Trust Management Limited ("**ARTML**"), as Manager of Ascott Residence Trust ("**ART**"), is pleased to announce that of a total amount of S$48.4 million raised from the Placement completed on 19 September 2006, approximately S$46.3 million from the net proceeds of the Placement has been used for the following purposes:

(a) to finance the acquisition by ART of 100% of the issued share capital of Smooth Runner Co., Ltd ("**Smooth Runner**") from Realand Pte Ltd and Consco (Tianjin) Investment Ltd and the assignment of shareholders' loans owing by Smooth Runner, as earlier announced on 24 July 2006;

(b) to finance the acquisition by ART of 100% of the issued share capital of Somerset Roppongi (Japan) Pte Ltd ("**SRJPL**") from The Ascott Holdings Limited ("**TAHL**") and the assignment of receivables owing by SRJPL to TAHL, as earlier announced on 4 September 2006; and

(c) to defray part of the professional fees, costs and expenses incurred by ART in connection with the Placement.

As previously announced on 24 July 2006, Smooth Runner which currently owns 90% of the total registered capital of Tianjin Consco Property Development Co. Ltd ("**Tianjin Consco**") will acquire the remaining 10% of the total registered capital of Tianjin Consco from the minority shareholders of Tianjin Consco on or before 31 December 2006 ("**Tianjin Consco Minority Acquisitions**").

The balance of the net proceeds of the Placement of S$2.1 million will be utilised (i) to finance the acquisition of the Tianjin Consco Minority Acquisitions; (ii) to defray part of the professional fees, costs and expenses incurred by ART in connection with the Placement; and (iii) for ART's working capital purposes.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 25 October 2006

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER 2006 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release its financial results for the third quarter ended 30 September 2006 after trading hours on Thursday, 9 November 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 October 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Oct-2006 18:41:43
Announcement No.	00138

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Unaudited results for the period ended 30 September 2006; and (2) Ascott's third quarter net profit surged nearly three times to S$58.9 million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 SEPTEMBER 2006
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 3Q 2006 S$'000	GROUP 3Q 2005 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2006 S$'000	GROUP YTD Sep 2005 S$'000	Better / (Worse) % +/-
Revenue	A.1	99,209	112,200	-12%	303,723	331,374	-8%
Cost of sales		(76,573)	(74,579)	-3%	(221,476)	(224,250)	1%
Gross profit	A.1	22,636	37,621	-40%	82,247	107,124	-23%
Other operating income	A.2	2,586	528	390%	4,997	1,899	163%
Administrative expenses	A.3	(7,819)	(5,644)	-39%	(25,365)	(22,701)	-12%
Other operating expenses		(92)	(97)	5%	(285)	(285)	0%
Profit from operations		**17,311**	**32,408**	**-47%**	**61,594**	**86,037**	**-28%**
Share of results of associates and jointly controlled entities	A.4	1,483	(668)	322%	553	(2,327)	124%
Comprising:							
Operating results		*2,072*	(86)	*n.m.*	*2,146*	*(1,200)*	*279%*
Taxation		*(589)*	(582)	*-1%*	*(1,391)*	*(1,127)*	*-23%*
Non-operating results		-	-	*n.m.*	*(202)*	-	*n.m.*
Non-operating income (net)	A.5	49,217	188	*n.m.*	111,815	2,223	*n.m.*
Foreign exchange (loss)/ gain	A.6	(184)	2,251	-108%	783	1,534	-49%
Interest income		3,523	2,507	41%	7,931	7,117	11%
Finance costs	A.7	(8,317)	(13,533)	39%	(30,686)	(39,834)	23%
Profit from ordinary activities before taxation	A.8	**63,033**	**23,153**	**172%**	**151,990**	**54,750**	**178%**
Taxation		(2,837)	(4,613)	38%	(8,149)	(12,516)	35%
Profit from ordinary activities after taxation		**60,196**	**18,540**	**225%**	**143,841**	**42,234**	**241%**
Attributable to:							
Shareholders		58,941	15,887	271%	139,810	35,329	296%
Minority interests		1,255	2,653	53%	4,031	6,905	42%
		60,196	**18,540**	**225%**	**143,841**	**42,234**	**241%**

n.m – not meaningful

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for YTD Sep 2006 included the effects of the following events:

1. Hemliner Real Estate (Beijing) Co Ltd ("Hemliner") which owns The Ascott Beijing in China and Greenpark Investments (Guernsey) Limited ("Greenpark") which owns The Ascott Mayfair in UK became wholly owned subsidiaries of the Group with effect from late December 2005. Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota") which owns Somerset Ho Chi Minh City in Vietnam also became a subsidiary of the Group with effect from late April 2005.

   Thereafter, pursuant to the transaction as described in the following explanatory note, both Hemliner and Mekong-Hacota were divested to the Ascott Residence Trust ("ART") at the end of March 2006. Accordingly, the operating results of Hemliner and Mekong-Hacota were consolidated for 1Q 2006, and thereafter equity accounted for as part of ART with effect from 1 April 2006. In 1H 2005, Hemliner was accounted for as an associate and Mekong-Hacota was accounted for as a jointly controlled entity for the first four months of 2005.

As for Greenpark, the operating results of The Ascott Mayfair ("TAM") were consolidated since January 2006 until August 2006 when it was disposed vis-à-vis being equity accounted for as a jointly controlled entity in YTD Sep 2005.

2. On 19 January 2006, the Group established a new Pan-Asian serviced residence REIT known as Ascott Residence Trust ("ART").

In conjunction with the above, the Group divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash of approximately S$61.9 million.

Upon the completion of the abovementioned divestment, the Group offered up to 340,500,000 units to its shareholders on a renounceable basis of 200 units in ART for every 1,000 shares held by the shareholders in the Company on the books closure date at the price of $0.68 per unit ("Preferential Offering"). At the close of the Preferential Offering, the shareholders of the Group were allocated with 317,156,704 of the units offered and the Group's interest in ART was then reduced to 30%, or 136,843,296 units in ART.

On 31 March 2006, all units of ART were quoted and listed on the Main Board of SGX-ST.

On 3 May 2006, upon the obtaining of the sanction of the Singapore High Court, the Company carried out a capital reduction exercise to reduce its shareholders' equity by approximately S$203.0 million which is the value deemed returned to shareholders of the Company in the form of the discount to the net asset value of ART units sold pursuant to the Preferential Offering.

3. As part of the Group's on-going strategy to divest its non-core assets, the Group's wholly-owned subsidiary, Somerset Investments Pte Ltd ("SIPL"), entered into an agreement relating to the sale of Liang Court Shopping Centre ("LCSC") with ARMF II (Liang Court) Pte Ltd ("ARMF") on 20 March 2006, to sell LCSC for a total cash consideration of S$175.0 million. The above transaction was completed in May 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$36 million from the transaction.

4. The Group's wholly-owned subsidiary, Greenpark, also entered into an agreement relating to the sale of The Ascott Mayfair ("TAM") with an unrelated party on 12 May 2006, to sell TAM for a total cash consideration of GBP65.8 million (approximately S$197.1 million). The above transaction was completed in August 2006 and after taking into account the associated costs of disposal, the Group realised a net gain of approximately S$78 million from the transaction.

A.1 Revenue and Gross profit

Revenue

Revenue for 3Q 2006 of S$99.2 million decreased by 12% over that of the corresponding period last year. The decrease in revenue was attributable mainly to the Group's divestment of 12 of its serviced residences to ART in March 2006. Without the ART divestment and excluding the translation differences of Europe accounts at lower exchange rates for this quarter, the revenue for 3Q 2006 would have been S$123.3 million, an increase of 10% over the corresponding period last year.

This increase of 10% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Vietnam, Indonesia, Philippines and the United Kingdom achieving double digit REVPAU increases.

Similarly, arising from the ART divestment, the revenue for YTD Sep 2006 of S$303.7 million also decreased by 8% over that of the corresponding period last year. Without the ART divestment and excluding the translation differences of Europe accounts at lower exchange rates for YTD Sep 2006, the revenue for YTD Sep 2006 would have been S$360.8 million, an increase of 9% over the corresponding period last year.

Gross profit

As explained above, due to the Group's divestment of 12 of its serviced residences to ART in March 2006, gross profit for 3Q 2006 of S$22.6 million decreased by 40% over that of the corresponding period last year. Similarly, gross profit for YTD Sep 2006 of S$82.2 million also decreased by 23% over that of the corresponding period last year. Without the ART divestment and excluding the translation differences of Europe accounts at lower exchange rates, the gross profit for 3Q 2006 would have been S$38.3 million, an increase of 2% over 3Q 2005 and YTD Sep 2006 gross profit would have been S$116.1 million, an increase of 8% over YTD Sep 2005.

A.2 Other operating income

The higher other operating income in YTD Sep 2006, as compared to the corresponding period last year, was mainly due to the dividend income received from long term investments in China and India.

A.3 Administrative expenses

The higher administrative expenses in YTD Sep 2006, as compared to the corresponding period last year, were mainly due to higher depreciation charges.

A.4 Share of results of associates and jointly controlled entities

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	3Q 2006 S$'000	3Q 2005 S$'000	% +/-	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000	% +/-
The Group's share of results of :						
Associates:	**2,194**	**844**	**160%**	**4,390**	**2,661**	**65%**
Comprising:						
- Operating results	*2,783*	*1,546*	*80%*	*5,781*	*3,713*	*56%*
- Taxation	*(589)*	*(702)*	*16%*	*(1,391)*	*(1,052)*	*-32%*
Jointly controlled entities:	**(711)**	**(1,512)**	**53%**	**(3,837)**	**(4,988)**	**23%**
Comprising:						
- Operating results	*(711)*	*(1,632)*	*56%*	*(3,635)*	*(4,913)*	*26%*
- Taxation	-	*120*	*-100%*	-	*(75)*	*n.m.*
- Portfolio (loss)/gain	-	-	-	*(202)*	-	*n.m.*
Total share of results	**1,483**	**(668)**	**322%**	**553**	**(2,327)**	**124%**

Associates

In YTD Sep 2005, the Group's operating results in associates included 30% share of Hemliner's operating results. In YTD Sep 2006, Hemliner's operating results were no longer equity accounted for under associates as it has been consolidated as a wholly-owned subsidiary of the Group in 1Q 2006 until it was divested to ART at the end of March 2006. In addition to the above, the Group has also commenced equity accounting for its 30% interest in ART with effect from April 2006.

Jointly controlled entities

(1) In YTD Sep 2005, the Group's operating results in jointly controlled entities included 50% share of Greenpark's operating results as well as those of Queensgate Gardens (C.I.) Limited ("Queensgate") which owns Somerset Queensgate. As at late December 2005, the Group acquired the remaining 50% interest in Greenpark and disposed of its 50% interest in Queensgate via an asset swap transaction.

In YTD Sep 2005, the Group's operating results in jointly controlled entities also included the share of Mekong-Hacota's operating results, until it became a 69% owned subsidiary of the Group with effect from late April 2005.

Other than the above, the Group's share of operating loss of S$3.6 million recorded in YTD Sep 2006 largely pertained to the serviced residences in London held under a jointly controlled entity. The interest income earned on shareholder's loans extended to jointly controlled entities amounting to S$5.7 million has been separately reflected under "Interest Income". The Group's share of results from jointly controlled entities, net of the associated interest income, was positive at S$2.1 million.

(2) In YTD Sep 2006, the portfolio loss related to the loss on disposal of the investment property, Somerset Roland Garden, previously held under a jointly controlled entity in UK.

A.5 Non-operating income (net)

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	3Q 2006	3Q 2005	%	YTD Sep 2006	YTD Sep 2005	%
	S$'000	S$'000	+/-	S$'000	S$'000	+/-
Profit from disposal of investments and properties *(1)*	63,553	188	n.m.	140,818	485	n.m.
Revaluation deficits *(2)*	-	-	-	(14,675)	-	n.m.
Negative goodwill (3)	-	-	-	-	821	n.m.
Impairments & provisions (4)	(14,336)	-	n.m.	(14,328)	917	n.m.
	49,217	**188**	**n.m.**	**111,815**	**2,223**	**n.m.**

(1) In YTD Sep 2006, the profit from disposal of investments and properties related mainly to:

a. The realisation of certain revaluation reserve, foreign currency translation reserve and hedging reserve, net of transaction costs, in relation to the Group's divestment of 12 serviced residences to ART and the subsequent Preferential Offering in 1Q 2006;

b. The net gain derived from the sale of LCSC in Singapore in 2Q 2006; and

c. The net gain derived from the sale of TAM in UK in 3Q 2006.

In 3Q 2006, the Group has also made additional provisions of transaction costs in relation to the above.

In YTD Sep 2005, the profit from disposal of investments and properties related to the sale of non-serviced residence townhouses in Malaysia in 2Q 2005 and sale of condominium units in Indonesia in 3Q 2005.

(2) The revaluation deficit of S$14.7 million in YTD Sep 2006 pertained to revaluation deficits of certain remaining properties in Singapore which have to be taken into the profit & loss account following the sale of LCSC whose revaluation surplus was used to cushion the said deficits of the other properties.

(3) In YTD Sep 2005, the negative goodwill arose from the Group's increase in equity interest in its investment in Vietnam, Mekong-Hacota Joint Venture Company Ltd ("Mekong-Hacota"). The S$0.8 million gain represented the excess of fair value of assets acquired over the purchase consideration paid for an additional 5% stake.

(4) In YTD Sep 2006, the impairments & provisions related mainly to the Group's non-core assets in Malaysia.

In YTD Sep 2005, the impairments & provisions related to a write-back of impairment on the Group's long-term investment in a non-serviced residence project in India. The writeback was due to a return of capital and dividends received arising from the investee's disposal of its assets at a profit. Previously, full provision for diminution in value of the said investment was made in 1999.

A.6 Foreign exchange gain/(loss)

The foreign exchange gain recognised in YTD Sep 2006 was largely due to revaluation gain on the Group's net foreign currency receivables, mainly denominated in Sterling Pound ("GBP"), as a result of the appreciation of the GBP against S$, offset by revaluation loss on the Group's net receivables denominated in United States Dollars ("US$") as a result of the depreciation of the US$ against S$.

The foreign exchange gain recognised in YTD Sep 2005 related largely to revaluation gain on foreign currency receivables, mainly denominated in US Dollars ("US$"), from the Group's associates, as a result of the appreciation of the US$ against S$. In addition, arising from the unpegging of the RMB, the Group's China operations also recognised a gain from the revaluation on its US$ bank loans.

A.7 Finance costs

The lower finance costs in 3Q 2006 and YTD Sep 2006, as compared to the corresponding periods last year, were mainly due to the lower interest expenses incurred in 2Q and 3Q 2006. The reduction in interest expenses arose predominantly from the repayment of the Group's borrowings with proceeds from the Preferential Offering of 70% interest in ART in 1Q 2006, the sale of LCSC in 2Q 2006, as well as the sale of TAM in 3Q 2006.

A.8 Profit from ordinary activities before taxation includes the following significant items:

	GROUP 3Q 2006 S$'000	GROUP 3Q 2005 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2006 S$'000	GROUP YTD Sep 2005 S$'000	Better / (Worse) % +/-
Depreciation and amortisation	(4,918)	(2,300)	-114%	(15,575)	(11,172)	-39%
Staff costs	(29,246)	(23,945)	-22%	(83,312)	(76,057)	-10%
Operating lease rental	(16,548)	(14,833)	-12%	(47,382)	(48,694)	3%

A.9 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP 3Q 2006 S$'000	GROUP 3Q 2005 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2006 S$'000	GROUP YTD Sep 2005 S$'000	Better / (Worse) % +/-
Profit from ordinary activities before taxation	**63,033**	**23,153**	**172%**	**151,990**	**54,750**	**178%**
Add:						
Finance costs *(A.7)*	8,317	13,533	39%	30,686	39,834	23%
Group EBIT	**71,350**	**36,686**	**94%**	**182,676**	**94,584**	**93%**
Add:						
Depreciation and amortisation *(A.8)*	4,918	2,300	-114%	15,575	11,172	-39%
Group EBITDA	**76,268**	**38,986**	**96%**	**198,251**	**105,756**	**87%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.4)*	589	582	-1%	1,391	1,127	23%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.4)*	-	-	-	202	-	n.m.
Non-operating income *(A.5)*	(49,217)	(188)	n.m.	(111,815)	(2,223)	n.m.
Net portfolio gain	(49,217)	(188)	n.m.	(111,613)	(2,223)	n.m.
Operating EBITDA	**27,640**	**39,380**	**-30%**	**88,029**	**104,660**	**-16%**

1(b)(i) BALANCE SHEET

	Note	GROUP 30/09/2006 S$'000	GROUP 31/12/2005 S$'000	COMPANY 30/09/2006 S$'000	COMPANY 31/12/2005 S$'000
Non-Current Assets					
Property, plant and equipment		105,835	123,554	1,135	779
Intangible assets		28,464	28,972	-	-
Investment properties	1(b)(ii)	1,136,626	2,233,737	-	-
Properties under development	1(b)(iii)	231,136	11,986	-	-
Interest in subsidiaries		-	-	255,800	311,621
Interest in associates and jointly controlled entities	1(b)(ii)	265,505	104,729	183,818	3,234
Long term receivables		587	1,158	5,141	60,123
Other financial assets		3,731	3,288	39	26
Deferred tax assets		12,441	11,342	-	-
		1,784,325	**2,518,766**	**445,933**	**375,783**
Current Assets					
Properties held for sale		8,716	14,659	-	-
Inventories		454	866	-	-
Trade receivables		49,717	43,794	-	-
Other receivables		124,593	101,752	80,958	177,032
Cash and bank balances	1(b)(iv)	312,045	101,177	215	928
		495,525	**262,248**	**81,173**	**177,960**
Total Assets		**2,279,850**	**2,781,014**	**527,106**	**553,743**
Equity attributable to equity holders of the Parent					
Share capital	1(b)(v)	264,123	314,416	264,123	314,416
Reserves	1(b)(v)	829,541	952,656	55,547	185,845
Shareholders' Equity		**1,093,664**	**1,267,072**	**319,670**	**500,261**
Minority interests		76,141	125,972	-	-
Total Equity		**1,169,805**	**1,393,044**	**319,670**	**500,261**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(vi)	411,197	778,975	-	-
Amount due to minority shareholders of subsidiaries		3,879	4,114	-	-
Other long term payables		-	-	2	-
Deferred income		7,873	8,079	-	-
Deferred tax liabilities		21,209	20,752	883	883
		444,158	**811,920**	**885**	**883**
Current Liabilities					
Bank overdraft (secured)	1(b)(vi)	-	6,260	-	-
Trade payables		35,945	22,883	152	45
Other payables		244,142	200,043	202,919	48,109
Interest bearing liabilities	1(b)(vi)	380,321	334,420	-	-
Current tax payable		5,479	12,444	3,480	4,445
		665,887	**576,050**	**206,551**	**52,599**
Total Liabilities		**1,110,045**	**1,387,970**	**207,436**	**53,482**
Total Equity and Liabilities		**2,279,850**	**2,781,014**	**527,106**	**553,743**

1b)(ii) Group's investment properties and interest in associates and jointly controlled entities

In connection with the Group's establishment of ART, the Group and the Company divested 12 of its serviced residences to ART, either directly (in the case of properties situated in Singapore) or through the sale of its equity interests in subsidiaries which own the properties (in the case of properties situated outside Singapore). On completion of the divestment, the Group received an aggregate consideration of approximately S$661.2 million from ART which was satisfied in part by the issuance of 454,000,000 new units of ART at an issue price of $1.32 per unit and the balance in cash of approximately S$61.9 million.

Upon the completion of the subsequent Preferential Offering, 70% of the units in ART were allocated to shareholders at the price of $0.68 per unit. The Group retained 30% of the units in ART. As such, the balance sheet in relation to the ART entities was de-consolidated on 31 March 2006. ART was then accounted for as an associate of the Group prospectively, which resulted in an increase of approximately S$181 million in the investment in associates and jointly controlled entities.

The Group's investment properties have further decreased as a result of the Group's disposal of LCSC and TAM in 2Q and 3Q 2006 respectively.

1(b)(iii) Group's properties under development

The Group's properties under development increased during 3Q 2006 as a result of the acquisition of Hotel Asia ("HA") and Asia Insurance Building ("AIB").

1(b)(iv) Group's cash and bank balances

The Group's cash and bank balances increased during 3Q 2006 mainly due to proceeds received from the Group's disposal of LCSC and TAM. Part of the proceeds will be deployed to fund the Group's properties under development and new investments.

1(b)(v) Group share capital and reserves

Arising from the abolition of the par value concept in the Companies (Amendment) Act 2005 which became effective on 30 January 2006, the share premium of the Company was reclassified from reserves into the issued and paid-up share capital of the Company. This led to an increase in the share capital of the Company in 1Q 2006.

In 2Q 2006, the reserves of the Company and of the Group decreased as a result of the capital reduction exercise which the Company carried out to reduce its shareholders' equity by approximately S$203.0 million. Approximately S$107.9 million and S$95.1 million were applied against the Company's paid-up share capital and capital reduction reserves respectively when the sanction of the Singapore High Court pursuant to Section 78G of the Companies Act was obtained on 3 May 2006 for the capital reduction.

1(b)(vi) Group borrowings (including finance leases)

		As at 30/09/2006 S$'000	As at 31/12/2005 S$'000
Repayable in one year or less or on demand			
- Secured		18,874	87,417
- Unsecured		361,447	253,263
		380,321	340,680
Repayable after one year			
- Secured		411,197	778,975
		411,197	778,975
Total	(1)	791,518	1,119,655

(1) The decrease of about S$328.1 million in the Group's borrowings as at 30 September 2006 was mainly due to the Group's repayment of bank loans with the proceeds from the Preferential Offering and disposal of LCSC and TAM, as well as the Group's de-consolidation of borrowings of companies injected into ART. The decrease was partially offset by increase in borrowings in relation to the acquisition of HA and AIB.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties and properties under development; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3Q 2006 S$'000	3Q 2005 S$'000	YTD Sep 2006 S$'000	YTD Sep 2005 S$'000
Operating Activities				
Profit from ordinary activities before taxation	63,033	23,153	151,990	54,750
Adjustments for:				
Accretion of deferred income	(647)	(678)	(1,877)	(2,089)
Depreciation and amortisation	4,918	2,300	15,575	11,172
Gain on disposal of:				
- property, plant and equipment	(1)	(17)	(17)	(22)
- properties held for sale	-	(87)	(50)	(1,064)
Non-operating income	(49,217)	(188)	(111,815)	(2,223)
Dividend income	(2,297)	-	(3,894)	-
Interest expense	8,158	13,533	30,117	39,834
Interest income	(3,523)	(2,507)	(7,931)	(7,117)
Share of results of associates and jointly controlled entities	(1,483)	668	(553)	2,327
Share option and performance share expense	1,846	287	2,396	885
Operating profit before working capital changes	**20,787**	**36,464**	**73,941**	**96,453**
Changes in working capital	8,842	4,784	(7,542)	(939)
Cash generated from operations	**29,629**	**41,248**	**66,399**	**95,514**
Income tax paid	(1,602)	(3,776)	(10,838)	(10,808)
Proceeds from sale of golf memberships	698	1,318	1,849	2,620
Cash flows from operating activities	**28,725**	**38,790**	**57,410**	**87,326**
Investing Activities				
Interest received	3,666	2,037	7,931	6,834
Acquisition of property, plant and equipment	(6,368)	(6,302)	(24,307)	(16,274)
Acquisition of subsidiary company, net of cash	-	-	(8)	(2,593)
Disposal of subsidiaries, net of cash	30	-	253,687	-
Proceeds from disposal of:				
- property, plant and equipment	238	79	444	243
- investment properties	197,135	-	372,135	2,690
Investment in associates and jointly controlled entities	(14,906)	11,141	(18,409)	4,460
Capital reduction of jointly controlled entity and long-term investment	-	540	-	540
Dividends from associates and jointly controlled entities	2,450	347	2,868	1,966
Dividends from other investment	2,297	-	3,894	-
Acquisition of investment properties and properties under development	(227,579)	(870)	(268,716)	(7,719)
Proceeds from repayment of loan previously assigned on disposal of subsidiary	3,383	-	3,383	3,730
Other investing cashflow	968	-	684	-
Cash flows from investing activities	**(38,686)**	**6,972**	**333,586**	**(6,123)**
Financing Activities				
Proceeds from shares issued under share option scheme	599	1,261	5,660	4,831
Interest paid	(8,517)	(11,535)	(32,787)	(35,576)
Dividends paid	-	-	(30,458)	(30,037)
Dividends paid to minority interest	35	-	(439)	(2,247)
Proceeds from/(repayments of) bank borrowings	211,457	(36,728)	(110,379)	(9,977)
Repayment of finance lease liabilities	(771)	(894)	(2,551)	(2,526)
Fixed deposits pledged as securities	-	17,181	-	17,709
Other financing cashflow	-	(837)	-	(7,227)
Cash flows from financing activities	**202,803**	**(31,552)**	**(170,954)**	**(65,050)**
Increase in cash & cash equivalents	**192,842**	**14,210**	**220,042**	**16,153**
Cash and cash equivalents at beginning of the period	**119,050**	**89,216**	**94,917**	**86,832**
Effect of exchange rate changes on balances held in foreign currencies	153	(284)	(2,914)	157
Cash and cash equivalents at end of the period	**312,045**	**103,142**	**312,045**	**103,142**

Cash and cash equivalents at end of period comprise:

	30/09/2006 S$'000	30/09/2005 S$'000
Cash & Bank Balances	312,045	109,180
Bank overdraft (secured)	-	(6,038)
Cash and cash equivalents at end of the period	**312,045**	**103,142**

The operating cashflow of the Group has decreased by 26% from S$38.8 million in 3Q 2005 to S$28.7 million in 3Q 2006. Similarly, the operating cashflow of the Group has also decreased by 34% from S$87.3 million in YTD September 2005 to S$57.4 million in YTD September 2006. The decrease in operating cashflow was attributable mainly to the deconsolidation of the operations of the 12 serviced residences injected into ART in March 2006.

82 - 4507

1(d)(i) **STATEMENTS OF CHANGES IN EQUITY**

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Issue of shares under the Share Option Plan	5,660	-	-	-	-	-	-	-	-	-	-	5,660	-	5,660
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	1,246	-	-	-	-	1,246	-	1,246
Performance shares expense	-	-	-	-	-	-	1,150	-	-	-	-	1,150	-	1,150
Hedging movement for the period	-	-	-	-	-	-	-	-	3,978	-	-	3,978	-	3,978
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(23,474)	-	(23,474)	-	(23,474)
Translation adjustment	-	-	(4,295)	(57)	-	-	-	(42)	-	-	-	(4,394)	(840)	(5,234)
Share of reserves of associates and jointly controlled entities	-	-	1,195	-	-	-	-	(3,490)	-	-	-	(2,295)	-	(2,295)
Disposal of subsidiaries and investment properties	-	-	(53,422)	(78)	-	-	-	-	(1,999)		-	(55,499)	(52,583)	(108,082)
Profit for the period	-	-	-	-	-	-	-	-	-	-	139,810	139,810	4,031	143,841
Transfer (to)/from	51,798	(294,278)	-	-	-	-	-	242,480	-	-		-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(439)	(30,897)
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(6,136)	(6,136)	-	(6,136)
Capital distribution to shareholders	(107,860)	-	-	-	(95,136)	-	-	-	-	-	-	(202,996)	-	(202,996)
At 30 September 2006	264,123	-	24,345	468	-	396,000	5,041	244,422	(1,826)	(22,068)	183,159	1,093,664	76,141	1,169,805

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2005	310,988	291,812	74,231	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 102	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	-	(31,575)	90,666	1,235,079	115,695	1,350,774
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	(10,204)	24,512	(22,486)	(8,178)	-	(8,178)
As restated	310,988	291,812	74,231	504	95,136	396,000	1,843	5,474	(10,204)	(7,063)	68,180	1,226,901	115,695	1,342,596
Issue of shares under the Share Option Plan	2,830	2,001	-	-	-	-	-	-	-	-	-	4,831	-	4,831
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	-	-	-	-	-	44	-	44
Stock option expense	-	-	-	-	-	-	740	-	-	-	-	740	-	740
Performance shares expense	-	-	-	-	-	-	145	-	-	-	-	145	-	145
Hedging movement for the period	-	-	-	-	-	-	-	-	4,680	-	-	4,680	-	4,680
Foreign exchange differences	-	-	-	-	-	-	-	-	-	4,978	-	4,978	-	4,978
Translation adjustment	-	-	35	269	-	-	-	-	-	-	(267)	37	1,694	1,731
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	17,231	17,231
Profit for the period	-	-	-	-	-	-	-	-	-	-	35,329	35,329	6,905	42,234
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,037)	(30,037)	(2,247)	(32,284)
Disposal of investment property	-	-	161	-	-	-	-	-	-	-	-	161	-	161
At 30 September 2005	313,862	293,813	74,427	773	95,136	396,000	2,728	5,474	(5,524)	(2,085)	73,205	1, 247,809	139,278	1,387,087

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY							
At 1 January 2006	314,416	51,798	95,136	-	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,660	-	-	-	-	-	5,660
Issue of shares under the Performance Share Plan	109	-	-	-	(109)	-	-
Stock option expense	-	-	-	-	1,246		1,246
Performance shares expense	-	-	-	-	1,150	-	1,150
Transfer (to)/from	51,798	(51,798)	-	-	-		-
Expenses in relation to capital distribution	-	-	-	-	-	(6,136)	(6,136)
Capital distribution to shareholders	(107,860)	-	(95,136)	-	-	-	(202,996)
Profit for the period	-	-	-	-	-	50,943	50,943
Dividends paid	-	-	-	-	-	(30,458)	(30,458)
At 30 September 2006	264,123	-	-	-	5,041	50,506	319,670
At 1 January 2005	310,988	49,332	95,136	(1,449)	-	62,516	516,523
Effect of adopting revised FRS 21	-	-	-	1,449	-	(1,449)	-
Effect of adopting FRS 102	-	-	-	-	1,843	(882)	961
As restated	310,988	49,332	95,136	-	1,843	60,185	517,484
Issue of shares under the Share Option Plan	2,830	2,001	-	-	-	-	4,831
Issue of shares under the Performance Share Plan	44	-	-	-	-	-	44
Stock option expense	-	-	-	-	740	-	740
Performance shares expense	-	-	-	-	145	-	145
Profit for the period	-	-	-	-	-	(8,514)	(8,514)
Dividends paid	-	-	-	-	-	(30,037)	(30,037)
At 30 September 2005	313,862	51,333	95,136	-	2,728	21,634	484,693

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2005, the issued and paid-up capital of the Company decreased by S$50.3 million to S$264.1 million.

The decrease in issued and paid-up capital of the Company was due to the capital reduction exercise mentioned above in 1(b)(v), which reduced the share capital by S$107.9 million. The decrease is partially offset by the share options exercised amounting to S$5.7 million under The Ascott Share Option Plan ("TASOP"), the issue of performance shares amounting to S$0.1 million under The Ascott Performance Share Plan ("TAPSP"), and the reclassification of share premium of the Company amounting to S$51.8 million pursuant to the abolishment of the par value concept.

Share Options

As at 30 September 2006, there were 31,886,000 (31 December 2005: 40,348,300) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2006	40,348,300
Granted during the financial period	14,047,000
Cancelled/Lapsed during the financial period	(4,258,875)
Exercised during the financial period	(18,250,425)
As at 30 September 2006	31,886,000

Performance Shares

As at 30 September 2006, there were 3,510,000 (31 December 2005: 4,082,223) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2006	4,082,223
Issued during the financial period	(572,223)
As at 30 September 2006	3,510,000#

- The actual number of performance shares to be delivered will depend on the achievement of set targets over a three-year period. For achievements that are below 80% of the targets, no performance shares will be given while for achievements that exceed targets by more than 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2005.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable.

6. **Earnings per ordinary share based on profits attributable to Members of the Company (in cents)**

	GROUP		GROUP	
	3Q 2006	3Q 2005	YTD Sep 2006	YTD Sep 2005
(i) Based on existing issued share capital #	3.7	1.0	8.8	2.3
(ii) On a fully diluted basis +	3.7	1.0	8.7	2.2

Net earnings per share calculation for 3Q 2006 is based on the weighted average number of 1,590,276,717 shares in issue in 3Q 2006 (3Q 2005: 1,567,942,042 shares). Net earnings per share calculation for YTD Sep 2006 is based on the weighted average number of 1,586,349,822 shares in issue in YTD Sep 2006 (YTD Sep 2005: 1,563,903,259 shares). These are arrived at after taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share calculation for 3Q 2006 is based on the weighted average number of 1,613,190,873 shares in issue for 3Q 2006 (3Q 2005: 1,586,422,952 shares). The fully diluted earnings per share calculation for YTD Sep 2006 is based on the weighted average number of 1,611,875,550 shares in issue for YTD Sep 2006 (YTD Sep 2005: 1,581,320,889 shares). These are arrived at after taking into account the potential shares arising from the exercise of share options and performance shares which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	30/09/2006 (in cents)	**31/12/2005 (in cents)**
NAV per share	68.7	80.6

Net asset value per share calculation is based on the issued shares of 1,591,038,967 as at 30 September 2006 (31 December 2005: 1,572,081,542 shares). The decrease in NAV per share was mainly due to value returned to shareholders as mentioned in 1(b)(v).

8(i) **Group Performance Review**

8(i)(a) **Revenue and Operating EBITDA Analysis – 3Q 2006 vs 3Q 2005**

	Ref	Revenue				Ref	Operating EBITDA			
		3Q 2006	**3Q 2005**	**Better / (Worse)**			**3Q 2006**	**3Q 2005**	**Better / (Worse)**	
		S$'million		**S$M**	**%**		**S$'million**		**S$'M**	**%**
Serviced Residence		94.0	106.2	(12.2)	-11%		25.1	37.0	(11.9)	-32%
Retail and Others		5.2	6.0	(0.8)	-13%		2.5	2.4	0.1	4%
	A.1	**99.2**	**112.2**	**(13.0)**	**-12%**	A.9	**27.6**	**39.4**	**(11.8)**	**-30%**
Serviced Residence										
Singapore		8.2	10.3	(2.1)	-20%		2.1	4.7	(2.6)	-55%
South East Asia		3.9	15.5	(11.6)	-75%		2.5	9.9	(7.4)	-75%
North Asia		4.9	6.1	(1.2)	-20%		1.7	4.4	(2.7)	-61%
Australia and New Zealand		9.7	11.2	(1.5)	-13%		(0.6)	(1.9)	1.3	68%
Europe		67.3	63.1	4.2	7%		26.6	25.0	1.6	6%
ART		-	-	-	-		2.0	-	2.0	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(9.2)	(5.1)	(4.1)	-80%
		94.0	**106.2**	**(12.2)**	**-11%**		**25.1**	**37.0**	**(11.9)**	**-32%**

Revenue for 3Q 2006 of S$99.2 million decreased by 12% over that of the corresponding period last year. The decrease in revenue was attributable mainly to the Group's divestment of 12 of its serviced residences to ART in March 2006. Without the ART divestment and excluding the translation differences of Europe accounts at lower exchange rates for this quarter, the revenue for 3Q 2006 would have been S$123.3 million, an increase of 10% over the corresponding period last year.

This increase of 10% as mentioned above was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residence operations in Singapore, Vietnam, Indonesia, Philippines and the United Kingdom achieving double digit REVPAU increases.

In tandem with the lower revenue, operating EBITDA for 3Q 2006 at S$27.6 million was also lower by S$11.8 million or 30% than 3Q 2005. Excluding the ART divestment and the effects of foreign exchange rates changes, the operating EBITDA would have increased by 5%.

In Singapore, South East Asia and North Asia, the decrease in revenue and operating EBITDA of the Group's serviced residence operations in 3Q 2006 vs 3Q 2005 was due mainly to the Group's divestment of 12 of its serviced residences (2 from Singapore, 7 from South East Asia and 3 from North Asia) to ART in March 2006.

In Europe, the Group's serviced residences in 3Q 2006 recorded S$67.3 million in revenue, which was an increase of S$4.2 million or 7% over the revenue of S$63.1 million recorded in 3Q 2005. The operating EBITDA in 3Q 2006 grew to S$26.6 million, representing a 6% increase vis-à-vis the same period in 2005. The increase in revenue and operating EBITDA was due mainly to the improvement in the serviced residence operations in Europe, which experienced an overall same store REVPAU growth of 6% in 3Q 2006 as well as contributions from Greenpark prior to the disposal of TAM in August 2006. This was despite the reduction in available units for rent from the properties under refurbishments and renovation works as well as the translation of Europe accounts at lower exchange rate from Euro to S$ during the current quarter.

For Australia and New Zealand's operations, the Group reduced the losses significantly by 68% to S$0.6 million in 3Q 2006 compared to a loss of S$1.9 million for the same period last year. This was achieved through a combination of higher average daily rates achieved, as well as rigorous implementation of cost control measures by the Group.

8(i)(a) **Revenue and Operating EBITDA Analysis – YTD Sep 2006 vs YTD Sep 2005**

	Ref	Revenue				Ref	Operating EBITDA			
		YTD Sep 2006	YTD Sep 2005	Better / (Worse)			YTD Sep 2006	YTD Sep 2005	Better / (Worse)	
		S$'million		S$M	%		S$'million		S$'M	%
Serviced Residence		287.9	310.6	(22.7)	-7%		78.7	97.0	(18.3)	-19%
Retail and Others		15.8	20.8	(5.0)	-24%		9.3	7.7	1.6	21%
	A.1	303.7	331.4	(27.7)	-8%	A.9	88.0	104.7	(16.7)	-16%
Serviced Residence										
Singapore		26.9	28.6	(1.7)	-6%		8.2	12.6	(4.4)	-35%
South East Asia		24.7	44.7	(20.0)	-45%		14.8	28.5	(13.7)	-48%
North Asia		20.5	17.2	3.3	19%		10.0	13.1	(3.1)	-24%
Australia and New Zealand		32.1	34.4	(2.3)	-7%		(2.2)	(5.2)	3.0	58%
Middle East		0.1	-	0.1	n.m.		(0.1)	-	(0.1)	n.m.
Europe		183.6	185.7	(2.1)	-1%		62.4	61.9	0.5	1%
ART		-	-	-	-		3.7	-	3.7	n.m.
Unallocated items (including foreign exchange differences)		-	-	-	-		(18.1)	(13.9)	(4.2)	-30%
		287.9	310.6	(22.7)	-7%		78.7	97.0	(18.3)	-19%

Similarly, arising from the ART divestment, the revenue for YTD Sep 2006 of S$303.7 million also decreased by 8% over that of the corresponding period last year. Without the ART divestment and excluding the translation differences of Europe accounts at lower exchange rates for YTD Sep 2006, the revenue for YTD Sep 2006 would have been S$360.8 million, an increase of 9% over the corresponding period last year.

In tandem with the lower revenue, operating EBITDA for YTD Sep 2006 at S$88.0 million was also lower by S$16.7 million or 16% than YTD Sep 2005. Excluding the ART divestment and effects of foreign exchange rates changes, the increase in operating EBITDA would have been 8%.

8(i)(c) **Net Profit**

Net Profit	3Q 2006	3Q 2005	Better / (Worse)		YTD Sep 2006	YTD Sep 2005	Better / (Worse)	
	S$'000		S$'000	%	S$'000		S$'000	%
Net profit from operations excluding foreign exchange differences	9.9	13.4	(3.5)	-26%	27.4	31.6	(4.2)	-13%
Foreign exchange differences	(0.2)	2.3	(2.5)	-108%	0.8	1.5	(0.7)	-49%
Net portfolio gains	49.2	0.2	49.0	n.m.	111.6	2.2	109.4	n.m.
Net profit attributable to shareholders	**58.9**	**15.9**	**43.0**	**271%**	**139.8**	**35.3**	**104.5**	**296%**

The Group achieved net profit of S$139.8 million for YTD Sep 2006, an increase of nearly three times the net profit of S$35.3 million posted for the corresponding period last year. This also surpassed the full year 2005 net profit of S$41.9 million. The strong profit was not only underpinned by the realization of portfolio gains, it was also supported by strong fundamental operating performances.

The Group's net profits from operations excluding foreign exchange differences for 3Q 2006 of S$9.9 million decreased by 26% over that of the corresponding period last year. The decrease was attributable mainly to the Group's divestment of 12 of its serviced residences to ART in March 2006. Without the ART divestment and effects of foreign exchange rates changes for this quarter, the net profits from operations for 3Q 2006 would have been S$14.3 million, an increase of 7% over S$13.4 million in the corresponding period last year.

Similarly, arising from the ART divestment, the Group's net profits from operations excluding foreign exchange differences for YTD Sep 2006 of S$27.4 million also decreased by 13% over that of the corresponding period last year. Without the ART divestment and effects of foreign exchange rate changes for YTD Sep 2006, the Group's net profits from operations for YTD Sep 2006 was in fact S$39.5 million vs S$31.6 million in YTD Sep 2005, an improvement of S$7.9 million or 25%.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	3Q 2006 S$' million	3Q 2005 S$' million	Better / (Worse) %	YTD Sep 2006 S$' million	YTD Sep 2005 S$' million	Better / (Worse) %
Singapore	15.1	13.1	15%	42.7	36.7	16%
South East Asia@	29.0	26.1	11%	84.4	79.8	6%
North Asia^	24.7	25.3	-2%	73.5	74.7	-2%
Australia and New Zealand	9.6	9.1	5%	29.0	28.1	3%
Europe#	76.3	72.5	5%	208.9	202.1	3%
Overall same store revenue	**154.7**	**146.1**	6%	**438.5**	**421.4**	4%

Revenue per available apartment unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	3Q 2006 S$/day	3Q 2005 S$/day	Better / (Worse) %	YTD Sep 2006 S$/day	YTD Sep 2006 S$/day	Better / (Worse) %
Singapore	**167**	**144**	16%	**159**	**136**	17%
South East Asia@	**86**	**81**	6%	**82**	**78**	5%
- Vietnam	121	107	13%	112	107	5%
- Thailand	77	84	-8%	77	78	-1%
- Indonesia	66	59	12%	64	60	7%
- Philippines	91	69	32%	86	68	26%
- Malaysia	109	109	0%	96	96	0%
North Asia^	**144**	**148**	-3%	**143**	**147**	-3%
- China	140	146	-4%	141	146	-3%
- Japan	185	169	9%	168	166	1%
Australia / New Zealand	**125**	**116**	8%	**126**	**120**	5%
Europe #	**152**	**144**	6%	**140**	**134**	4%
- France	134	131	2%	125	124	1%
- United Kingdom	240	211	14%	211	189	12%
- Other Europe	110	101	9%	107	103	4%
Overall same store REVPAU	**133**	**125**	6%	**125**	**120**	4%

@The revenue and REVPAU of South East Asia did not include those of Somerset Park Suanplu in Thailand, a 235-apartment units serviced residence which was only officially opened in 3Q 2005; and Somerset Seri Bukit Ceylon in Malaysia, a 96-apartment units serviced residence which was only officially opened in 1Q 2006.

^ The revenue and REVPAU of North Asia did not include those of Somerset Palace Seoul in Korea, a 432-apartment units serviced residence which was only officially opened in 4Q 2005; and Springdale in China, a 175-apartment units serviced residence whereby the management contract only began in 4Q 2005.

The revenue and REVPAU of Europe did not include those of the 271 apartment units in United Kingdom and France whose management contracts were not renewed in the second half of 2005.

System-wide Revenue and REVPAU Analysis

The Group's same-store system-wide revenue in 3Q 2006 grew to S$154.7 million, representing a 6% increase vis-à-vis the same period in 2005. This was supported by an increase of S$8 in the overall same store REVPAU from S$125 in 3Q 2005 to S$133 in 3Q 2006. In addition, the majority of the regions in which the Group has serviced residence operations continued to experience improvements in the REVPAU in 3Q 2006, with Singapore, Vietnam, Indonesia, Philippines and United Kingdom achieving double digit increases. This was despite the Group having to operate within challenging business environments with ongoing political instability, slower market growth in the North Asia and renovation and refurbishment projects in Europe, Vietnam and Thailand.

Key Market Review

Singapore

The Group's serviced residence operations in Singapore continued to excel in 3Q 2006 with a REVPAU of $167, representing a 16% increase over the same period in 2005. Driven by the strong REVPAU in 3Q 2006, the Group's serviced residence operations in Singapore recorded in YTD Sep 2006 a REVPAU of $159, representing a 17% increase over the same period in 2005. The business market in Singapore was buoyant in 3Q 2006, bringing about an influx of business travelers, accelerated by the International Monetary Fund World Bank Group meeting in September 2006. Tapping on the continuing strong market conditions in Singapore, the Group continued with increases in average daily rates and occupancy through a combination of the right market mix and forward-looking sales strategies. In light of Singapore's favorable business environment, the outlook of the serviced residence industry continues to be positive for the last quarter of 2006.

South East Asia

(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

The Group's operations in Vietnam registered growth of 13% with REVPAU for 3Q 2006 surging to S$121 compared to S$107 in 3Q 2005. The increase in 3Q 2006 was attributed to rate increase of long stay tenants upon lease renewal and higher transient rates charged during the various APEC working group meetings held in Hanoi and Ho Chi Minh City. Underpinned by the strong REVPAU in 3Q 2006, REVPAU for YTD Sep 2006 increased by 5% to S$112 from S$107 in YTD Sep 2005. Average daily rates maintained its upward trend with limited supply of international serviced residences brands and demand being fuelled by Vietnam's relatively high GDP growth and increased FDI. The growth was achieved through rental yield improvement strategies and despite lower occupancy rates with 2 properties undergoing major renovations to reconfigure rooms in line with growing market demand for smaller units.

In Thailand, the REVPAU of the Group's serviced residence operations for 3Q 2006 fell from S$84 in 3Q 2005 to S$77 in 3Q 2006 on a same store basis. REVPAU for YTD Sep 2006 at S$77 was close to the REVPAU of the same period last year. The decrease was mainly attributable to increased political tension and its resultant impact on short-stay business traffic as well as long-stay business due to companies postponing their business plans. Despite the unsettled political situation, the Group's Ascott property in Bangkok managed to increase its REVPAU by 11% compared to the same period last year. This was partially offset by lower occupancies experienced in 2 Somerset properties which have been undergoing or preparing to undergo refurbishment since 2Q 2006. These planned property refurbishments were designed to enable the Group to further improve its penetration of the Bangkok market in the future. In conjunction with the above, the Group will also be launching its first Citadines brand property in the last quarter 2006 to tap on the growing mid-tier serviced residence market in Thailand. An additional 3 Citadines properties are expected to open in the Sukhumvit area before the end of 2008.

In Indonesia, the improvement in the REVPAU of the Group's serviced residence operations for 3Q and YTD Sep 2006 was 12% to S$66 and 7% to S$64 respectively, as compared to 3Q and YTD Sep 2005. These increases were mainly attributable to increased overall demand and strong corporate client base. This was despite slow recovery in the Indonesian economy at the macro level and temporary adverse environmental conditions affecting one property at the micro level. The Group has adopted the dual strategy of increasing occupancy on the one hand and exercising cost controls on the other while awaiting for the Indonesian market to pick up. The anticipated impact of increased competitive pressures in the coming years is expected to be mitigated by the commencement of multi-billion dollar mega projects such as gas exploration and nickel mining which the Indonesian government is striving urgently to kick start.

In the Philippines, the REVPAU of the Group's serviced residence operations for 3Q 2006 was S$91, which reflected a significant increase of 32% when compared with S$69 in 3Q 2005. Mirroring this performance, the Group's YTD Sep 2006 REVPAU in the Philippines also notched at S$86, a 26% increase compared to S$68 in YTD Sep 2005. This strong growth was driven by healthy increases in both occupancy rates and average daily rates. Year on year increases in the industrial & services sector as well as continued growth in the communications & IT industry have fueled the economy leading to an increased demand for accommodation. This was despite a temporary downturn in March 2006 which arose from the government's declaration of state of emergency towards the end of February 2006. In light of the favorable business environment, the Group's serviced residence operations in the Philippines are expected to be positive through the continual building of new accounts and improved brand awareness.

In Malaysia, the Group's serviced residence operations in 3Q 2006 and YTD Sep 2006 remained consistent in performance with that of 3Q 2005 at S$109 and YTD Sep 2005 at S$96 respectively on a same store basis. This was despite the growth in supply of hotels and serviced residences in Malaysia coupled with pressures on the average daily rates. At the same time, Group's serviced residence operations in Malaysia also continued to retain its market leadership role in the Malaysian hospitality industry. This is bolstered by continuing growth from key sectors such as oil and gas, and financial services industries.

North Asia
(China, Japan and Korea)

In China, the REVPAU of the Group's serviced residence operations for 3Q 2006 at S$140 and for YTD Sep 2006 at S$141 were lower as compared to the REVPAU of the same period last year on a same store basis. This was primarily due to lower occupancy for the Beijing and Shanghai properties as a result of expiry of leases for assignment business and deliberate non-renewal of long-stay leases for a managed Shanghai property.The Group would continue to focus on improving its overall product and service proposition to enhance lasting relationships with its corporate customers and its brand equity in China. In addition to the above, the Group will also be launching its Citadines brand properties in Shanghai in the last quarter of 2006 to tap on the budding mid-tier serviced residence market in China.

In Japan, the REVPAU of the Group's serviced residence operations for 3Q 2006 was higher at S$185, which represented a 9% increase as compared to the REVPAU of the same period. Correspondingly, the REVPAU for YTD Sep 2006 at S$168 was 1% higher as compared to the REVPAU of the same period last year. The increase was mainly attributable to higher average daily rates. The Group will continue to pursue focused sales and marketing activities to further enhance its performance for the year.

In Korea, the REVPAU for 3Q 2006 was higher at S$148, which represented a 23% increase as compared to S$120 for 2Q 2006. The awareness of Somerset Palace Seoul as a serviced residence has been improving with the implementation of the various innovative sales and marketing strategies. Accordingly, the REVPAU have steadily increased since 1Q 2006 and the Group expects the REVPAU to further improve in the last quarter of 2006.

Australia and New Zealand

In Australia and New Zealand, the REVPAU of the Group's serviced residence operations for 3Q 2006 was higher at S$125, which represented a 8% increase as compared to 3Q 2005. The Group's REVPAU for YTD Sep 2006 of $126 also showed an increase of 5% over S$120 for YTD Sep 2005. The improved performance of the Group's serviced residence operations in Australia came despite an expected slump after the Commonwealth Games in 1Q 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as increased share of the leisure market. The performance of the Group's properties in Sydney, Melbourne & Hobart for the current period continued to be ahead as compared to those of the previous period. However, this was partially offset by lower performance of the Group's property in Auckland due to tougher operating conditions.

Europe

REVPAU of the Group's serviced residence operations in Europe for 3Q 2006 was S$152. This represented an improvement of 6% over the REVPAU of S$144 in 3Q 2005 on a same store basis. Sales strategies, consisting of focusing efforts on the corporate market and maintaining rate integrity, have improved the Group's REVPAU in Europe for YTD Sep 2006 to S$140, a 4% over the REVPAU of S$134 in YTD Sep 2005 on a same store basis.

In France, refurbishments and renovation works were being carried out in five Citadines properties in 1Q 2006, two of which are in Paris (Paris-Didot and Paris-Trocadero) and the remaining three are in the French provincial cities (Montpellier Antigone, Bordeaux and Toulouse). These refurbishments and renovation works were completed only in 2Q 2006. In addition to the above, new refurbishments and renovation works had commenced in a Citadines property in Paris (Paris-Saint Germain) in May 2006. All these activities had restricted the inventory available to generate revenue during the first nine months of this year. Despite this, the REVPAU of the Group's serviced residence operations for 3Q 2006 at S$134 saw an increase by 2% from S$131 in 3Q 2005. The REVPAU for YTD Sep 2006 at S$125 was also higher as compared to the REVPAU of S$124 over the same period last year on a same store basis.

In United Kingdom, the Group's sales strategies continued to reap significant results for the Group's serviced residence operations. This was evident from the 14% improvement in its REVPAU from S$211 in 3Q 2005 to S$240 in 3Q 2006. UK's REVPAU for YTD Sep 2006 at S$211 also represented an improvement of 12% over the REVPAU of S$189 in YTD Sep 2005.

For the rest of Europe, the REVPAU increased by 9% from $101 in 3Q 2005 to $110 in 3Q 2006. REVPAU for YTD Sep 2006 at S$107 also represented an improvement of 4% over the REVPAU of S$103 in YTD Sep 2005. This improvement in performance was mainly contributed by the Group's operations in Germany and Spain. The REVPAU in Germany and Spain increase 14% and 11% respectively vis-à-vis the period in 2005.

Note : The system-wide revenue and REVPAU for 2005 have been translated at 2006 exchange rates for analysis purposes.

Awards and Accolades

For YTD Sep 2006, the Group had benefited from the various initiatives undertaken. In addition to its ongoing expansion of its serviced residence operations, the Group has improved its operating margins, as well as enhanced its brand equity and reinforced its customer-focused strategy to deliver innovative products and quality services. In this respect, the Group continues to build alliances with strategic partners through joint promotions to strengthen its brand recognition and at the same time enlarge its customer base. As a result, the Group was accorded with numerous honours worldwide, among which included the following:

Serviced residence awards

1. The Ascott Group clinched the top spot in China's 2006 'Top 100 Serviced Apartments Award'. For the third consecutive year, Ascott beat more than 1,000 industry players for the coveted award which recognises outstanding accomplishments and exceptional service provided by serviced residences in China. The serviced residence operators were rated primarily on the effectiveness of their branding and marketing strategies, sales channels and service standards.

2. The Ascott Jakarta was the sole recipient from the hospitality and apartment industry which walked away with the prestigious 'Indonesia Product and Service Excellence' award. This award is recognized by the 'World Achievement Association' and 'International Professional Organisation' with support from the Governor of Jakarta and the Ministry of Social Affairs of Indonesia.

3. The Vietnam Economic Times which organises the annual Vietnam Guide Awards presented the Somerset Chancellor Court in Ho Chi Minh City and the Somerset Grand Hanoi with the 'Best Service In Serviced Apartments' awards and the Somerset Ho Chi Minh City with the 'Excellent Service In Serviced Apartments' award.

4. In a travel survey conducted by Asian Legal Business, a monthly publication read by the legal professionals and senior executives in Asia Pacific, Ascott was found to be in one of the top 5 positions for 'Best Serviced Apartments in Asia' for 2005.

5. The Group's serviced residence operations in Thailand were accorded with the 'Best Serviced Residence Brand' award for its 'The Ascott' and 'Somerset' brands in Bangkok, Thailand by the 'Lifestyle + Travel' magazine, which is a regional travel publication in Asia and the Middle East.

6. The Group was voted the 'Best Serviced Residence Brand in Asia Pacific' and Ascott Singapore was voted the 'Best Serviced Residence in Asia Pacific', by readers of Business Traveller Asia-Pacific magazine for three years running.

7. Ascott Auckland Metropolis won the 'New Zealand's Leading Hotel' category for the second consecutive year, and also received the top honour under the 'Australasia's Leading Hotel' category.

Corporate awards / recognition

1. The Group achieved ninth position among 644 companies listed on SGX (Singapore Exchange) in the 'Business Times Corporate Transparency Index' as published by The Business Times in Singapore.

2. For the second consecutive year, Ascott was the only Singapore company among the 7 companies cited for Good Practices in Corporate Reporting by PricewaterhouseCoopers. The companies were short-listed from thousands of listed companies worldwide.

3. Ascott won the Bronze award under the Best Annual Report (for companies with ≥ S$500m in market capitalization) category. The Annual Report Award Competition is co-sponsored by the Institute of Certified Public Accountants of Singapore, Securities Investors Association (Singapore), the Singapore Exchange Ltd, the Singapore Institute of Management, the Singapore Institute of Directors, The Business Times and the Investment Management Association (Singapore).

4. The Group was presented with the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit (CHIS) in Shanghai, China. Ascott was recognized for its pioneering spirit and innovativeness, which was demonstrated through the successful listing of the first Pan-Asian serviced residence real estate investment trust, Ascott Residence Trust, on 31 March 2006.

8(ii)(b) Investment and Business Development Review – YTD Sep 2006

For YTD Sep 2006, the Group invested in a total of eleven serviced residence developments. These include four serviced residence developments in China, one serviced residence in Hong Kong, one serviced residence development in India, three serviced residence developments in Thailand and two serviced residence developments in Singapore. In addition, the Group also secured one management contract each in China and Singapore during the period.

	Name of property	No. of units	Description
1Q 2006 **South East Asia** Thailand	Citadines Bangkok Sukhumvit 23	140	In a development framework agreement signed in 2005 with the Thakral family in Thailand, the Group has committed to form joint ventures with the Thakral family, in which the Group will invest 49% interest, to develop five Citadines serviced residences in the Sukhumvit area, Bangkok's thriving business district and a prime shopping belt. This is the second Citadines serviced residence to be developed under the agreement and is targeted to be opened in the second half of 2007.
1Q 2006	**TOTAL**	**140**	
2Q 2006 **North Asia** China	Citadines Hongkong Tsimshatsui Ashley	36	The Group acquired a serviced residence located in the prime area of Tsimshatsui in Kowloon, Hong Kong. The Group has continued to operate the property and refurbishments will be carried out in phases from 4Q 2006 to 1Q 2007.
	Citadines Suzhou Xinghai	167	The Group acquired a 80% interest in Suzhou Chong Rui New Century Real Estate Development Co Ltd, which is the developer of the proposed Citadines Xinghai in the Suzhou Industrial Park. This is targeted to open in the first half of 2007.
	Citadines Suzhou Lejia	250	The Group established a joint venture, Suzhou Jiale Real Estate Co Ltd, in which it has 30% equity interest, together with two other joint venture partners to invest, develop, operate and manage the proposed Citadines Lejia in Hudong, Suzhou Industrial Park. The property is expected to open by the second half of 2008.
	Citadines Xi'an Central	133	A management contract was secured with Shaanxi New Trend Real Estate Co Ltd for a period of 10 years. The property is situated in the Beilin District and is targeted to open in the first half of 2007.
South East Asia Thailand	Citadines Bangkok Sukhumvit 11	128	This is the third Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is slated to open in the second half of 2007.
	Citadines Bangkok Sukhumvit 8	130	This is the fourth Citadines serviced residence to be developed under the development framework agreement with the Thakral family and is targeted to open in the second half of 2008.
2Q 2006	**TOTAL**	**844**	

	Name of property	No. of units	Description
3Q 2006 **North Asia** China	Somerset ZhongGuanCun Beijing	154	The Group acquired a fully furnished 17-storey serviced residence located in the heart of ZhongGuanCun, a high-technology development zone. The property will be refurbished and is targeted to open in the first half of 2007.
	Somerset Youyi Tianjin	268	The Group acquired a partially completed building in its bare shell status, located near Tianjin International Exhibition Centre. The property will be retrofitted into a high-end serviced residence and is targeted to open in the first half of 2008.
India	Somerset Greenways Chennai	210	The Group acquired a 40% stake in its first serviced residence in India through a joint venture with The Rattha Group. The property is targeted to open in the first half of 2008.
Singapore	Ascott Singapore Raffles Place	154	The Group acquired Asia Insurance Building located between the old and new business and financial districts of Singapore. It will be converted into a serviced residence, targeted to open in the first half of 2008.
	Citadines Singapore Scotts	148	The Group acquired Hotel Asia located close to Singapore's prime shopping and entertainment belt of Singapore. It will be converted into a serviced residence, targeted to open in the first half of 2007.
	Citadines Singapore Mount Sophia	160	The Group has signed a Memorandum of Understanding to manage the serviced residence for 10 years, with an option to renew for another 10 years. The property is targeted to open in the second half of 2008.
3Q 2006	**TOTAL**	**1,094**	
YTD Sep 2006	**TOTAL**	**2,078**	

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

None.

10. **Prospects**

The Group has transformed its business model into a comprehensive platform where it will focus on growing fee-based income and incubating assets for ART.

The full year 2006 net profit will include the net portfolio gain of approximately S$111.6 million. The Group is also expected to benefit from the strong demand for business and leisure accommodation in Europe and the growing economies of Asia. It will continue to acquire and develop quality serviced residence properties in Europe and the Asia-Pacific regions, with the latter incubating for potential injection into ART.

With the above, the Group's overall net profit for full year 2006 will be higher than last year.

11. **Dividends**

No interim dividend for the period ended 30 September 2006 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD September 2006	YTD September 2006
	S$'000	S$'000
CapitaLand Ltd and its associates		
Management & support services fee expense	-	(720)
Management fee income from a new management contract	-	5,400
Technical advisory fees	-	250
Financial advisory services for the creation of Ascott Residence Trust	-	(400)
Purchase of 34 units of serviced apartments in Australia	(8,912)	-
Project management fees expense	(430)	-
Divestment of a subsidiary to Ascott Residence Trust	9,135	-
Rental of office premises	-	(764)
Temasek Holdings (Private) Ltd and its associates		
Rental of serviced apartments	-	784

*The aggregate value is for the contract period

13. **Negative Assurance Confirmation on Interim Financial Results Under Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Company (comprising the balance sheets, consolidated income statement, statements of changes in equity and consolidated cash flow statement (together with their accompanying notes) as at 30 September 2006 and the results of the business, changes in equity and cash flows of the Group for the 9 months ended on that date), to be false or misleading in any material respect.

On behalf of the Board

Liew Mun Leong
Deputy Chairman & Director

Cameron Ong
Managing Director & Chief Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore
27 October 2006

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

NEWS RELEASE

ASCOTT'S THIRD QUARTER NET PROFIT SURGED NEARLY THREE TIMES TO S$58.9 MILLION

Singapore, 27 October 2006 – The Ascott Group's (Ascott) net profit for the third quarter of 2006 surged to S$58.9 million, an increase of nearly three times the net profit of S$15.9 million posted for the corresponding period last year. Ascott's 3Q net profit of S$58.9 million and its net profit of S$139.8 million for the first nine months of this year also surpassed its full year 2005 net profit of S$41.9 million.

Ascott's strong profit was not only underpinned by the realisation of portfolio gains from divestments, it was also supported by the Group's strong operating performance.

Ascott's properties in the Philippines (32%), Singapore (16%), the United Kingdom (14%), Vietnam (13%) and Indonesia (12%) registered double-digit growth in revenue per available unit (RevPAU) in the third quarter of 2006.

Mr Lim Chin Beng, Ascott's Chairman, said: "The Ascott Group has once again achieved solid results. Its integrated business model with Ascott Residence Trust is a key competitive edge that no other serviced residence operator currently has. Ascott is able to continue to manage its divested serviced residences and earn management fees from them. This clearly demonstrates the management excellence of The Ascott Group."

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Ascott has been expanding aggressively in new growth markets and existing markets where it operates. In the third quarter alone, we have made acquisitions and secured managements contracts in China, Singapore and India, a new market for us. With these acquisitions and contracts, we have added about 1,100 units to our portfolio, boosting our global presence to 17,000 units in 124 properties worldwide."

"Our operations in majority of the markets did well in the third quarter. We have maintained our lead in these markets through our strong operating fundamentals, product and service enhancements, as well as innovative branding and marketing initiatives," added Mr Ong.

More information

Group	*3Q 2006 S$m*	*3Q 2005 S$m*	*Change*	*YTD Sep 2006 S$m*	*YTD Sep 2005 S$m*	*Change*
Revenue *	**99.2**	112.2	-12%	**303.7**	331.4	-8%
Operating EBITDA *	**27.6**	39.4	-30%	**88.0**	104.7	-16%
Profit After Tax and Minority Interest (PATMI)	**58.9**	15.9	271%	**139.8**	35.3	296%
Comprises:						
Net profit from operations excluding foreign exchange #	**9.9**	13.4	-26%	**27.4**	31.6	-13%
Foreign exchange	**(0.2)**	2.3	-108%	**0.8**	1.5	-49%
Net portfolio gains	**49.2**	0.2	n.m.	**111.6**	2.2	n.m.
Basic earnings per share	**3.7 cts**	1.0 cts	2.7 cts	**8.8 cts**	2.3 cts	6.6 cts

n.m.: not meaningful

* *The decreases in Ascott's revenue and operating EBITDA were mainly attributable to Ascott's divestment of 12 of its serviced residences to Ascott Residence Trust (ART) and the effects of foreign exchange rates changes. If the divestment to ART and effects of foreign exchange rates changes were excluded, Ascott's revenue and operating EBITDA for the third quarter of 2006 would have increased by 10% and 5% respectively. Likewise, for the first nine months of this year, the Group's revenue and operating EBITDA would have also increased by 9% and 8% respectively.*

\# *Without the divestment to ART and effects of foreign exchange rates changes for the third quarter, Ascott's net profit from operations for 3Q 2006 would have been S$14.3 million, an increase of 7% over S$13.4 million in the corresponding period last year. Similarly, Ascott's net profit from operations for YTD Sep 2006 would be S$39.5 million vs S$31.6 million in YTD Sep 2005, an improvement of S$7.9 million or 25%.*

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands –Ascott, Somerset and Citadines in 43 cities in 18 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing,

Xi'an, Hong Kong, and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including 'Best Serviced Residence' at TTG Travel Awards 2006, the top honour at the 2006 World Travel Awards, Business Traveller Asia Pacific's 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards, 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed real estate companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 80 cities in nearly 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

THE ASCOTT GROUP
A Member of CapitaLand



THE ASCOTT GROUP

A Member of CapitaLand

HIGHLIGHTS
3Q 2006 RESULTS

27 October 2006

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THE ASCOTT GROUP
A Member of CapitaLand

Disclaimer



These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

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THE ASCOTT GROUP
A Member of CapitaLand

3Q 2006 Highlights



- Achieved S$58.9m and S$139.8m net profit for 3Q 2006 and YTD Sep 2006 respectively, which significantly surpassed full year 2005 net profit of S$41.9m
- Sterling results underpinned by portfolio gains and strong operating performance
- Penetrated new markets in Chennai, India, which expanded our global footprint to 43 cities in 18 countries

THE ASCOTT GROUP
A Member of CapitaLand



FINANCIAL REVIEW

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THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m	3Q 2006	3Q 2005	Better/ (Worse)	%
Revenue #	99.2	112.2	⬇	12%
Operating EBITDA #	27.6	39.4	⬇	30%
PATMI *	**58.9**	**15.9**	⬆	**271%**

** Comprised:*				
PATMI from Operations	9.7	15.7	⬇	38%
Portfolio Gains	*49.2*	*0.2*	⬆	*nm*

 # 3Q 2006 excludes contributions from properties upon their divestment

PATMI FOR 3Q 2006 EXCEEDED 3Q 2005

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THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement

S$m	YTD Sep 2006	YTD Sep 2005	Better/ (Worse)	%
Revenue #	303.7	331.4	⇩	8%
Operating EBITDA #	88.0	104.7	⇩	16%
PATMI *	**139.8**	**35.3**	⇧	**296%**

* Comprised:				
PATMI from Operations	28.2	33.1	⇩	15%
Portfolio Gains	*111.6*	*2.2*	⇧	*nm*

YTD Sep 2006 excludes contributions from properties upon their divestment

YTD SEP 2006 PATMI SURPASSED FULL YEAR 2005 PATMI OF $41.9M

THE ASCOTT GROUP
A Member of CapitaLand

Group Revenue
- YTD SEP 2006


S$m
350
300
250
200
150
100
50
0
310.6
287.9
20.8
15.8
331.4
303.7
🡻 due to deconsolidation of revenue from ART properties of S$42.8m
Serviced Residence
Non-Serviced Residence
Total
2005
2006
Same Store

ON SAME STORE BASIS, TOTAL REVENUE EXCEEDED LAST YEAR

THE ASCOTT GROUP
A Member of CapitaLand

Serviced Residence Revenue Growth
- YTD SEP 2006



S$m
200
180
160
140
120
100
80
60
40
20
0
28.6
26.9
44.7
24.7
17.2
20.5
34.4
32.1
185.7
183.7
S'pore
SE Asia
N Asia
Australia/NZ
Europe
2005
2006
Same Store

ON SAME STORE BASIS, ALL REGION EXCEEDED LAST YEAR

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THE ASCOTT GROUP
A Member of CapitaLand

Operating EBITDA
- YTD SEP 2006



S$m
110
100
90
80
70
60
50
40
30
20
10
0
97.0
78.7
7.7
9.3
104.7
88.0
Serviced Residence
Non-Serviced Residence
Total
2005
2006
Same Store

ON SAME STORE BASIS, OPERATING EBITDA WAS LOWER THAN LAST YEAR DUE TO HIGHER COSTS

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Operating EBITDA* Growth
- YTD Sep 2006





S$m
65
60
55
50
45
40
35
30
25
20
15
10
5
0
-5
-10
11.9
7.8
28.5
14.7
13.2
10.1
-5.2
-2.2
61.9
62.3
S'pore
SE Asia
N Asia
Australia/NZ
Europe
Slight ⇩ due to political instability in Thailand & renovation of some properties in Vietnam & Thailand
Slight ⇩ due to expiry of leases of a few key accounts in Beijing properties and lower demand for bigger apartment units.
2005
2006
Same Store

ON SAME STORE BASIS, ALL EXCEPT SE ASIA & CHINA EXCEEDED LAST YEAR

* *Operating EBITDA excludes corporate cost and FX gain/(loss)*

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THE ASCOTT GROUP
A Member of CapitaLand

Improved Balance Sheet Profile



S$m
3500
3000
2500
2000
1500
1000
500
0
S$2.8B
S$2.8B
S$2.3B
S$2.3B
260
2,521
91%
605
779
130
1,267
78%
500
1,780
78%
695
411
80
1,094
70%
FY 2005
3Q 2006
Other Assets
Investments & Fixed Assets
Short Term Borrowings & Other Liabilities
Long Term Borrowings
Minority Interest
Share Cap & Reserves

Transformation of business model to manager/operator of serviced residences & incubator of properties

THE ASCOTT GROUP
A Member of CapitaLand

Key Financial Ratios



	YTD Sep 2006	YTD Sep 2005	Comments
Total Shareholders' Return	46%	81%	Despite higher opening share price, TSR for YTD Sep is high at 46%. Share price increased by 31 cents for both periods
ROE (%) (annualised)	12.6%	3.7%	⬆ with portfolio gains
EPS (¢) (annualised)	9.4	3.0	⬆ with portfolio gains
NAV per Share (¢)	68.7	79.5	⬇ due to divestment of 12 properties to shareholders at a discount
Gearing Ratio	0.41	0.56	Improved due to repayment of loans with ART, LCSC and TAM proceeds
Interest Cover Ratio (ICR)	8.4 x	3.0 x	⬆ with portfolio gains
Operating Cashflow (S$m)	66.4	95.5	Deconsolidation of cashflow of divested properties

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THE ASCOTT GROUP
A Member of CapitaLand



BUSINESS REVIEW

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RevPAU Growth



S$
160
140
120
100
80
60
17%
159
136
5%
82
78
147
143
↓ due to expiry of leases for a few key accounts in Beijing properties and lower demand for bigger apartment units
5%
126
120
4%
140
134
Singapore
SE Asia
N Asia
Australia/NZ
Europe
YTD Sep 2005
YTD Sep 2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at Sep 06 average rates

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THE ASCOTT GROUP
A Member of CapitaLand

RevPAU Performance In SE Asia


S$
120
100
80
60
40
20
107
112
5%
↓ due to political instability in Thailand and renovation of some properties in Vietnam & Thailand
78
77
68
86
26%
96
96
60
64
7%
Vietnam
Thailand
Philippines
Malaysia
Indonesia
YTD Sep 2005
YTD Sep 2006

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at Sep 06 average rates

THE ASCOTT GROUP
A Member of CapitaLand

Marketing Initiatives & Awards
3Q 2006



Marketing Initiative

- Launched an Ascott International print advertising campaign in Sep'06. The 2-month campaign covered daily regional newspapers and magazines in Asia-Pacific. Advertisements are also carried in major local newspapers and regional trade publications.

Awards

- Voted 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards by readers of Business Traveler Asia Pacific magazine for three years running.

- Ascott was voted as the 'Best Serviced Residence' operator by readers of TTG Asia Media's publications for a second year running

- Ascott Auckland Metropolis won the 'New Zealand's Leading Hotel' category for the second year, and also received the top honor under the 'Australasia's Leading Hotel' category.

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THE ASCOTT GROUP
A Member of CapitaLand

Track Record in Securing Attractive Deals



Management contracts

Feb 2005
Somerset Berlian, Jakarta

Mar 2005
Somerset Park Suanplu, Bangkok

Oct 2005
- Somerset Grand Sukhumvit, Bangkok
- Somerset Jadaf, Dubai

Dec 2005
- Somerset Nusasiri Pattaya
- Citadines Suzhou Emerald City

Apr 2006
- Citadines Xi'an Central
- Agreement with Addax to manage 15 MENA properties

Sep 2006
MOU to manage Citadines Singapore Mount Sophia

2005 Equity Investment Of More Than S$550 million 2006

Jan 2005
Ascott Guangzhou

Dec 2005
Citadines Bangkok Sukhumvit 16

Jan 2006
Citadines Bangkok Sukhumvit 23

Apr 2006
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Ashley

May 2006
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8

Jul 2006
- Ascott Singapore Raffles Place
- Citadines Singapore Scotts

Aug 2006
- Somerset ZhongGuanCun, Beijing
- Somerset Youyi, Tianjin
- Master development agreement with Rattha Holdings for seven properties in South India – First property Somerset Greenways, Chennai

2005 Divestment Proceeds Of S$650 million 2006

Mar 2006
Sale of 12 properties to ART

May 2006
Liang Court Shopping Centre

August 2006
The Ascott Mayfair

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THE ASCOTT GROUP
A Member of CapitaLand

Properties Opened/ Opening in 2006

Country	Property Name	Number of Units	Opening
United Arab Emirates	Somerset Jadaf, Dubai	84	Opened in July 2006
China	Citadines Shanghai Jinqiao	260	Soft opened in Aug 2006
Indonesia	Somerset Berlian, Jakarta	152	Soft opened in Aug 2006
Thailand	Citadines Bangkok Sukhumvit 16	79	Opening soon


Somerset Jadaf, Dubai


Citadines Shanghai Jinqiao


Somerset Berlian, Jakarta

THE ASCOTT GROUP
A Member of CapitaLand

Properties Opening in 2007



Country	Property Name	Number of Units
China	Ascott Guangzhou	192
China	Somerset ZhongGuanCun, Beijing	154
China	Citadines Suzhou Xinghai	167
China	Citadines Xi'an Central	133
China	Citadines HongKong Tsimshatsui Ashley	36
Singapore	Citadines Singapore Scotts	148
Thailand	Citadines Bangkok Sukhumvit 11	128
Thailand	Citadines Bangkok Sukhumvit 23	140



Ascott Guangzhou



Citadines Singapore Scotts

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THE ASCOTT GROUP
A Member of CapitaLand



PROSPECTS

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THE ASCOTT GROUP
A Member of CapitaLand

PROSPECTS



- Transformed business model into a comprehensive platform, focusing on growing fee-based income and incubating assets for ART.
- Full year 2006 net profit will include net portfolio gain of approximately S$111.6 million.
- Expected to benefit from the strong demand for business and leisure accommodation in Europe and the growing economies of Asia.
- Continued to acquire and develop quality serviced residence properties in Europe and the Asia-Pacific regions, with the latter incubating for potential injection into ART.
- The Group's overall net profit for full year 2006 will be higher than last year.

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THE ASCOTT GROUP

A Member of CapitaLand



THANK YOU

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2006 15:31:23
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Official Opening of CapitaRetail-SZITIC Jin Niu Mall, Chengdu
Description	The attached news release and presentation slides issued by CapitaLand Limited on the above matter are for information.
Attachments:	Chengdu.Mall.Slides1.28Oct06.pdf Chengdu.Mall.PressRelease.28Oct06.pdf Total size = **808K** (2048K size limit recommended)

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CapitaLand

News Release

28 October 2006
For Immediate Release

Official Opening of CapitaRetail-SZITIC Jin Niu Mall, Chengdu

Chengdu, 28 October 2006 – CapitaRetail-SZITIC Jin Niu Mall ("Jin Niu Mall"), Chengdu, was officially launched today by Prime Minister of Singapore, Mr Lee Hsien Loong, and Vice Governor of Sichuan Province, Mr Huang Xiao Xiang. Jin Niu Mall is 65% owned by CapitaLand Limited ("CapitaLand"), one of the largest listed real estate players in Asia, and 35% owned by Shenzhen International Trust & Investment Co., Ltd ("SZITIC"), one of the largest investment trusts in China. This is the eighth China retail mall, anchored by Wal-Mart, as a result of a joint venture between CapitaLand and SZITIC to own, build and manage retail malls across various provincial cities in China. Wal-Mart is the one of the largest retailers in the world.

Jin Niu Mall is one of the first modern organised retail formats in the Jin Niu District. The official opening ceremony was attended by over 200 guests comprising Chinese Government officials, Singapore Government Officials, Singapore media and analysts, Chengdu media and CapitaLand's tenants from various parts of China and Singapore.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said,"We are extremely pleased to officially open our eighth retail mall, anchored by Wal-Mart, under the strategic joint venture between CapitaLand and SZITIC in China. CapitaRetail-SZITIC Jin Niu Mall is part of the portfolio of 21 retail malls secured under the alliance with SZITIC, and more than 50% of the 21 retail malls are expected to open by end-2006. The batch of eight operational malls represents part of a long pipeline of retail malls that will enhance CapitaLand's China retail foot print, which today consists of approximately 30 assets in 25 cities, measuring over 16 million square feet."

Mr Pua, added, "We have exported CapitaLand's unique integrated retail cum capital management expertise to China with an aim to create an entirely new and refreshing shopping ambience, promote consumer spending and redefine the shopping standards for the Chinese consumers, even in the second and third tier cities. Our "One-Stop" retail malls typically stand out in their well laid-out design, good tenancy mix, as well as their innovative marketing and promotion activities to drive shoppers' traffic to the mall. Given our rapidly expanding retail mall business in China, we have swiftly scaled up our predominantly local retail staff strength and tremendously expanded our China retailers' network over the past one year. Consequently, we have in a short span of time established a formidable retail mall business platform to support our long-term investments in the China retail real estate market."

The official opening of Jin Niu Mall follows the progressive opening of CapitaRetail-SZITIC Chongqing Mall, CapitaRetail-SZITIC Changsha Mall, CapitaRetail-SZITIC Wuhu Mall, CapitaRetail SZITIC Weifang Mall, Shenzhen Wal-Mart China Headquarters (Phase 1), CapitaRetail SZITIC Nanchang Mall and CapitaRetail SZITIC Zhangzhou Mall since end-2005.

Under the joint venture with SZITIC, CapitaLand owns a sizeable portfolio of 21 retail malls with a total Gross Floor Area ("GFA") of over 990,000 square metres ("sq m") and an aggregate asset value of S$1.6 billion across China. The portfolio includes the development which will house the new Wal-Mart China Headquarters, a retail podium and a Sam's Club (a Wal-Mart retail concept) in Shenzhen.

Under the joint venture with SZITIC, CapitaLand has also been offered an investment in another 14 retail malls to be anchored by Wal-Mart, comprising an estimated total GFA of 600,000 sq m. In addition, CapitaLand also has the right to invest in not less than 70% of future retail mall projects for Wal-Mart which SZITIC may propose to develop by 31 December 2010. With the continuous pipeline of malls anchored by Wal-Mart in place, CapitaLand's China retail portfolio is expected to exceed a total GFA of 4 million sq m by 2010, a quadruple increase from our existing footprint. To support the growing retail business, CapitaLand's retail staff strength in China is expected to increase from 838 currently, to 1,507 by end-2006 and 2,239 by end-2007.

Located in the Jin Niu District, North-West of Chengdu, Jin Niu Mall is strategically situated at the intersection of Jiao Da Road and Jiao Gui Road. Jin Niu District comprises numerous clusters of high-end residential projects as a result of the presence of many renowned academic institutions, including the Xinan Jiao Tong University, and government offices in the area.

Jin Niu Mall has a gross floor area of 77,389 sq m and a retail net lettable area of 41,864 sq m. The five-storey mall comprises four-storey of retail space and one basement level carpark. Other than Wal-Mart, which occupies approximately 18,900 sq m on Level 2 and Level 3 of the mall, the other anchor tenants are Watson's, Nike, Adidas, KFC, Pizza Hut, Mikey and 千色店.

CapitaRetail-SZITIC Jin Niu Mall Property Details

Gross Floor Area	77,389 square metres
Retail Net Lettable Area	41,864 square metres
Key Tenants	***Anchor Tenant*** : Wal-Mart ***Other Key Tenants*** : Watson's, Adidas, Nike, 天福茗茶, 劲浪, Metersbonwe, 真维斯, Kobron, KFC, Pizza Hut,, Mickey, 千色店
Trade Mix	***B1*** : Carpark ***L1*** : Jewellery, Cosmetics, Fashion, F&B ***L2*** : Wal-Mart & Food Street, Services ***L3*** : Wal-Mart, Home, Beauty, Children Precinct ***L4*** : F&B, Leisure, Lifestyle

<u>About CapitaLand Group</u> (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
28 October 2006

CONTACT

Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

CapitaLand

Opening Ceremony of CapitaRetail-SZITIC Jin Niu Mall, Chengdu

28 October 2006

Update on CapitaLand-SZITIC Joint Venture

CapitaLand



深圳市深国投商业投资有限公司

- Joint Venture was established in December 2004
- 21 retail malls anchored by Wal-Mart in 21 provincial cities, including the Wal-Mart China HQ in Shenzhen
- Portfolio of 21 retail malls has a total gross floor area of over 990,000 sq m & aggregate asset size of S$1.6 billion
- Offered additional 14 projects comprising an estimated gross floor area of 600,000 sq m
- Right to invest in 70% of SZITIC's future pipeline up to 2010
- Potentially grow to 4 million square metres in China by 2010

CapitaLand

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Eight Operational CapitaRetail-SZITIC Malls

8 Operational Malls, including Phase 1 of Wal-Mart China HQ in Shenzhen


CapitaRetail
SZITIC
Nanchang
Chengdu
Chongqing
Changsha
Weifang
Wuhu
Zhangzhou
Shenzhen
Heilongjiang
Liaoning
Nei Mongol
Beijing
Tianjin
Hebei
Shanxi
Shandong
Jiangsu
Henan
Auhui
Shanghai
Hubei
Jiangxi
Fujian
Hunan
Guangdong
Guangxi
Guizhou
Yunnan
Hainan
Chongqing
Sichuan
Shaanxi
Ningxia
Gansu
Qinghai
Xinjiang
Xizang
(Tibet)

Redefine Shopping Standards with One-Stop Retail Malls

- Attractive Shop Fronts
- Well Laid-Out Design
- Good Tenancy Mix


CapitaRetail
SZITIC

- Experienced & Predominantly Local Management Team
- Innovative Marketing & Promotional Activities
- Excellent Amenities & Connectivity

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CapitaLand

Attractive Shop Front Designs...






BOBDOG




VERO MODA



...Adds to the Refreshing Shopping Ambience




mi




ZDF





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CapitaLand's Extensive China Retail Network

WAL★MART SUPERCENTER

Sumbai

永和大王

West model

CSLR

LA LIIY

Foon Telecom

拉 夏 贝 尔

CHINA MOBILE

JANE STORY 經典故事

WATER FLOWER

圣喜美

BAZAAR

都宝路

d'NIM AMERICAN JEANS

阿呀呀

食林

藝海雲天

China unicom

佳the 视眼镜

CapitaLand's Extensive China Retail Network

JOY & PEACE

MALLCASSIE

SILVERTOWN 銀鎮

red earth

RiLi novoconcept

JESSICA

LOUISA M

Fornarina

RiLi novoconcept

ENERGIE

ANDERSEN'S OF DENMARK

KOOKAÏ PARIS

RiLi novoconcept

MISS SIXTY

RiLi novoconcept

JLO

洋服の青山

BreadTalk

bods · bodynits

BEE CHENG HIANG

bench_BODY

WEST COAST

VK

PIKA PIKA

CAT

DALKI

MaBelle 瑪貝爾

EYES 美式眼鏡

Banana Leaf Curry House

拉夏贝尔

Lovely Lace

Etam

永和大王

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Innovative Marketing & Promotional Activities






ONLY
签售会





Excellent Amenities & Connectivity



Well-Lighted Carpark with Travellator Access to the Mall


收银处

Central Cashier System



Friendly Customer Service Officers


男
male

Modern Toilet Designs



Clean & Well-Maintained Toilets



Baby Changing Room

Growth of CapitaLand Retail Staff Strength in China

Swiftly Scaled Up our Local Staff Strength to Support our Rapidly Expanding Retail Mall Business

LOCATION	Actual As at 1 Oct 06	Projected As at 31 Dec 06	Projected As at 31 Dec 07
Shanghai	50	51	57
Beijing	117	186	227
Shenzhen	107	127	213
Other Cities	562	1143	1742
CHINA TOTAL	838	1507	2239

More than 97% of our Retail Staff in China are Locals

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CapitaLand

CapitaLand's Retail Presence in China

Approx. 30 Assets in 25 Cities measuring over 16 million sq ft

More than 50% of the 21 CapitaRetail-SZITIC Malls will be operational by end-2006



In-operation
In the pipeline
Xinjiang
Gansu
Qinghai
Xizang (Tibet)
Nei Mongol
Changchun
Liaoning
Beijing
Tianjin
Hebei
Shanxi
Shandong
Jiangsu
Ningxia
Shaanxi
Henan
Anhui
Shanghai
Sichuan
Hubei
Chongqing
Zhejiang
Jiangxi
Guizhou
Hunan
Fujian
Guangdong
Yunnan
Guangxi
Hainan
Zibo
Weifang
2 cities in Jiangsu
Nanchang
Wuhu
1 other city in Fujian
Zhangzhou
Foshan
Huiyang
Shenzhen
Dongguan
Mianyang
Chengdu
1 other city in Sichuan
Changsha
Chongqing
Nanhai
Zhanjiang
Maoming

CapitaLand Integrated China Retail Mall Strategy

Access to Full Spectrum of Retail Opportunities in China

CapitaRetail China Development Fund	CapitaRetail China Incubator Fund	CapitaLand Retail Limited	CapitaRetail China Trust
Development Assets	Warehoused Assets	Completed Assets	Quality Income Assets

CapitaRetail China Development Fund (US$600mil)

- Invests in greenfield retail malls
- CapitaLand owns 45%
- 70% of all future Wal-Mart developments by SZITIC by 2010

CapitaRetail China Incubator Fund (US$425mil)

- Warehouse quality completed malls
- CapitaLand owns 30%
- Xihuan Plaza Retail Mall in Xizhimen, Beijing, acquired at approximately US$164.0 million

CapitaLand Retail Limited

- Completed retail properties identified and targeted for acquisition by CRTL and its subsidiaries

Rights-of-First-Refusal

CapitaRetail China Trust

7 assets strategically located in 5 cities across China

Total asset size of approx. S$690 million

To be listed in Singapore by end-2006

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CapitaLand

Long Term Player in the China Retail Market

Strong Historical Real GDP growth


8.3%
10.0%
10.1%
9.9%
9.1%
'02A
'03A
'04A
'05A
'06F

Rapidly increasing urban household income


RMB p.a. per household
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'95A '97A '99A '01A '03A '05A

- CapitaLand has been in China for 12 years and takes a long-term view on its China retail investments
- Confident in China's retail market with strong real GDP growth, rapid urbanisation and growing consumerism
- Aim to redefine the shopping standards for the Chinese consumers, even in the 2nd & third tier cities
- Employment of locals to strengthen on-ground delivery capabilities
- Cross fertilisation of local and international brand names by bringing CapitaLand's retailers to the countries where we operate

Source: UrbisJHD, August 2006

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CapitaLand

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The End



休闲
美食
活力
童趣
时尚
生活
品位
娱乐

CapitaLand

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Miscellaneous

RECEIVED

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Oct-2006 15:39:23
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides "CapitaLand's China Strategy" to be presented at the Official Opening of CapitaRetail-SZITIC Jin Niu Mall Press Conference on 28 October 2006 in Chengdu, China
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	Chengdu.Mall.Slides2.28Oct06.pdf Total size = **2318K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand's China Strategy

at Official Opening of CapitaRetail-SZITIC Jin Niu Mall Press Conference

October 2006 Chengdu, China

LIM Ming Yan, CEO, CapitaLand China Holdings




○ CAPITALAND RESIDENTIAL
● CAPITALAND COMMERCIAL
CAPITALAND RETAIL
○ CAPITALAND FINANCIAL
○ THE ASCOTT GROUP

CHINA

- **YRD**
  - Shanghai
  - Wuhu
  - Kunshan
  - Yangzhou
  - Suzhou
  - Ningbo
- **BHR**
  - Beijing
  - Tianjin
  - Weifang
  - Zibo
  - Dalian
- **Central**
  - Zhengzhou
  - Changsha
  - Wuhan
  - Nanchang
- **PRD**
  - Guangzhou
  - Foshan
  - Dongguan
  - Huiyang
  - Maoming
  - Shenzhen
  - Nanhai
  - Zhanjiang
  - Zhangzhou
  - Quanzhou
  - Xiamen
  - Hong Kong
- **West**
  - Chengdu
  - Mianyang
  - Yibin
  - Chongqing

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Track Record

- For 1H 2006, China operations contributed 43% of CapitaLand's EBIT while accounting for 19% of total assets

China's Contribution to CapitaLand Group



S$ million
600
500
400
300
200
100
0
-100
S$ billion
4
3.5
3
2.5
2
1.5
1
0.5
0
327
-9
1.0
341
91
1.1
362
185
1.2
525
220
1.5
441
202
3.2
226
227*
3.6
2001
2002
2003
2004
2005
1H2006
Revenue (LHS)
EBIT (LHS)
Total Assets (RHS)

* Includes negative goodwill of S$77mil from acquisition of Lai Fung Holdings

CapitaLand 凯德置地

China Operations Asset Allocation

Asset Allocation – 1H 2006


Serviced Residences
14.8%
Residential
32.2%
Retail
36.9%
Commercial & Integrated Devt
16.1%

CapitaLand 凯德置地

Well-Positioned for the Next Wave

Strong Real Estate Platform

Good Reputation & Track Record	Strong Management Team	Financial Strength
-7.7 mil sqm (GFA) developed and under development -7000 homes developed -36000 homes under various stages of developed -RCS, Plot 9-1, CTB, RCB	500 Staff	

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CapitaLand 凯德置地

What's Next ?

- China's Economic Development
- CCH's Vision 2010

China's Rapid Growth

- China experienced superior growth compared to the rest of the world
- Growth will continue to stay ahead as fundamentals remain strong



Real GDP Growth (%)
GDP Growth - China vs World
16
14
12
10
8
6
4
2
0
-2
China
China GDP growth rate 4-6% higher than World GDP
Forecast
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
CHINA
ASIA AND AUSTRALASIA
EU15
NORTH AMERICA
OECD
WORLD

Source: Economist Intelligence Unit

Demographic Shift

Projected 65% of China's total population will be urbanized by 2030

→ Urban population increase by 481mil

→ 160 mil homes will be needed


China Population 1980-2030
millions
1800
1600
1400
1200
1000
800
600
400
200
0
70%
60%
50%
40%
30%
20%
10%
0%
19%
24%
26%
29%
36%
43%
65%
1980
1985
1990
1995
2000
2005
2030E
Urban
Rural
Urbanisation Rate

Source: China National Bureau of Statistics and Goldman Sachs

CapitaLand 凯德置地

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CCH – Vision 2010

- Established presence in regional management centres
- Strong contribution to China's economy by delivering quality real estate products
- Strong brand and reputation sustained by core values


Bohai Economic Rim (BER)
Beijing
Yangtze River Delta (YRD)
Shanghai
Chengdu
Southwest China
Guangzhou
Pearl River Delta (PRD)

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CapitaLand 凯德置地

The Next Wave – Our Strategy

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CapitaLand 凯德置地

Two Strategic Thrusts

The Next Wave

1. Continue expansion in current 1st tier markets

2. Strategic Partnerships

CapitaLand 凯德置地

Thrust One: 1st Tier Markets

Expansion

Shanghai	**Yangtze River Delta**
Beijing	**Bohai Economic Rim**
Guangzhou	**Pearl River Delta**

CapitaLand 凯德置地

Vibrant Economic Clusters

Share of China's Total Population


Bohai
Economic Rim
17%
Yangtze River
Delta
11%
Pearl River
Delta *
6%
Others
66%

Total (BER, YRD + PRD): 34%

Share of China's Nominal GDP


Bohai
Economic Rim
28%
Others
35%
Pearl River
Delta *
12%
Yangtze River
Delta
25%

Total (BER, YRD + PRD): 65%

Source: China National Bureau of Statistics

* Excludes Hong Kong and Macau

CapitaLand 凯德置地

Large Potential in Surrounding Cities

Gateway Cities Shanghai, Beijing and Guangzhou combined comprise only 11% of the total China property market

Share of Total Property Market



Shanghai, 4.9%
Beijing, 4.9%
Guangzhou, 1.3%
Shenzhen, 0.4%
Others, 88.5%

Source: UBS Research

CapitaLand 凯德置地

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Rapid Growth in Surrounding Cities

GDP and FAI Growth Rates Comparison (2005)


Dalian
Qingdao
Chengdu
Shenyang
Foshan
Dong Guan
China Overall
Ningbo
Chongqing
Suzhou
Tianjin
Zhuhai
Wuxi
Shanghai
Hangzhou
Nanjing
Beijing
Guangzhou
50%
40%
30%
20%
10%
8%
10%
12%
14%
16%
18%
20%
FAI Growth
GDP Growth

Source: China National Bureau of Statistics

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CapitaLand 凯德置地

Affordability Comparison

Residential properties in surrounding cities are significantly more affordable than in gateway cities

Housing Affordability Comparison



Yangtze River Delta Region
Bohai Region
Pearl River Delta Region
Southwest Region
Less Affordable
More Affordable
16
14
12
10
8
6
4
2
14.7
12.6
12.2
9.7
8.3
6.3
10.8
10.3
9.9
9.8
8.9
12.7
9.1
6.5
6.3
5.4
9.6
6.5
China overall affordability ratio 9.4
Shanghai
Hangzhou
Suzhou
Nanjing
Ningbo
Wuxi
Beijing
Tianjin
Dalian
Shenyang
Qingdao
Shenzhen
Guangzhou
Zhuhai
Foshan
Dong Guan
Chengdu
Chongqing

Affordability Ratio calculated using average price of a 100sqm apartment divided by average annual household disposable income.

Source: China National Bureau of Statistics

CapitaLand 凯德置地

Rationale for Strategic Partnerships

1. **Multiple Geography Strategic Partnerships increases scalability by allowing:**
   - Quick start + leapfrog learning
   - Power of local knowledge, brand name and management team

2. **Capitalise on market trends/ gaps**
   - Rapid urbanisation, industrialisation & income growth in inner cities
   - Less speculative markets in secondary cities
   - Growing market gap for higher-end products which local developers cannot fulfill

CapitaLand 凯德置地

Rationale for Strategic Partnerships

3. **Investment Returns**
   - CCH market expansion perspective
   - Faster capital churn, enhanced equity return

4. **Risk diversification**
   - Economics
   - Government controls implementation
   - Geography

5. **Mutual learning**
   - Knowledge & competence complementarities

CapitaLand 凯德置地

Why Would Our Partners Choose Us?

- Not just a financial investor
- Good reputation and track record

We hope to value add through

- Corporate and professional management
- International best practices
- Product design/cost control/bulk purchase
- Training schools

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CapitaLand 凯德置地

Eg: Joint Venture with Chengdu Zhixin

- **Property and land development in Sichuan Province**
- **5-7 projects identified for JV to undertake immediately**
- **First project ready for launch by end-2006**

Initial Portfolio:	
Potential Land Bank Size	: 4.5 mil sqm (GFA)
Potential Number of Homes	: 25,000
Estimated Total Investment Size	: RMB 7.0 bil[1]
Expected Total revenue	: RMB 23.7 bil
Expected Average annual Revenue	: RMB 2.6 bil
Development Period	: 2006-2014 (9 yrs)

* Based on Company's estimates. Actual numbers subject to change.

[1] Mainly land and infrastructure costs



国色天乡一期 Floral Land Phase 1, Wenjiang, Chengdu (completed 2005)

The Next Wave – Key Considerations

Organic Capability

Geography	Product	Multi-Sector Presence
• Robust growth markets • Well-balanced portfolio	• Optimal mix of products • Product innovation and differentiation	Residential – Office – Mixed Development • Multi-sector synergies give CCH our competitive advantage

Contribute to China's long-term development
Build landmark projects in key cities

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CapitaLand 凯德置地

Localisation

- Our presence would be significant → playing at the first league
- Need to be seen more as a local company

→ Localisation of Management

→ "Localisation" of Ownership?


Beijing Orchid Garden


Beau Monde Guangzhou


Parc Tresor Shanghai

Corporate Social Responsibility

Enhance Corporate Social Responsibility as a developer

- Responsibility to the environment
  - Eg. Green buildings; recyclable materials; energy & water efficiency

- Contribution to society
  - Donated to 3 hope schools in Yunnan

CapitaLand Hope School







Cuiyun CapitaLand Hope School



Lancang CapitaLand Hope School

CapitaLand
凯德置地

Thank You



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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION AND SALE & PURCHASE AGREEMENT RELATING TO 29.75% OF THE SHARE CAPITAL OF JOY ASCEND HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand LF (Cayman) Holdings Co. Ltd ("CapitaLand Cayman"), an indirect wholly-owned subsidiary of CapitaLand, has on 27 October 2006, entered into a conditional Subscription and Sale & Purchase Agreement (the "Agreement") with inter alia, Joy Ascend Holdings Limited ("Joy Ascend") and Joy Bright Investment Ltd ("Joy Bright"), to subscribe and acquire a 29.75% equity stake in Joy Ascend. Both Joy Ascend and Joy Bright are companies incorporated in British Virgin Islands. The existing share capital of Joy Ascend comprises 10,000 ordinary shares of par value US$1.

The current shareholders of Joy Ascend are Joy Bright and other parties who are unrelated to the CapitaLand Group. Joy Ascend is an investment holding company that owns a 100% stake in Central China Real Estate Holdings Limited, a company incorporated in British Virgin Islands, which in turn wholly owns Central China Real Estate (China) Co., Ltd., a foreign enterprise established in the People's Republic of China.

Under the Agreement, CapitaLand Cayman will subscribe and acquire the 29.75% stake in Joy Ascend in the following manner:

a. subject to the fulfilment of conditions precedent, CapitaLand Cayman will subscribe for 3,289 new ordinary shares of par value US$1 in the share capital of Joy Ascend (the "Subscription") for an aggregate sum of RMB500 million (approximately S$100.4 million), payable in cash; and

b. subject to the Subscription being completed, CapitaLand Cayman agrees to purchase 665 ordinary shares of par value US$1 in the share capital of Joy Ascend for a consideration of RMB101 million (approximately S$20.3 million) payable in cash (the "Share Transfer") from Joy Bright. The Share Transfer will be completed upon the fulfilment of the Share Transfer conditions precedent.

Upon completion of the Subscription and the Share Transfer which is expected to take place by end December 2006, CapitaLand Cayman will hold a 29.75% stake in Joy Ascend, making it an indirect associated company of CapitaLand.

Additionally, Joy Ascend has also granted an irrevocable option to CapitaLand Cayman to subscribe for a further 3,289 new ordinary shares of par value US$1 in the share capital of Joy Ascend for an aggregate sum of RMB500 million (approximately S$100.4 million) payable in cash (the "Option Subscription"). The obligation of CapitaLand Cayman to complete the Option Subscription shall be conditional on inter alia, the Subscription and the Share Transfer being completed. Completion of the Option Subscription, if exercised, is expected to take place by third quarter of 2007, whereupon CapitaLand Cayman's interest in Joy Ascend will be 43.69%.

The subscription price for the Subscription and the Option Subscription was arrived at based on the revalued net asset value of Joy Ascend, taking into account the value of Joy Ascend's property portfolio in the Henan province. The Share Transfer price was arrived at on a willing-buyer-willing-seller basis, taking into account, amongst other factors, the revalued net asset value of Joy Ascend. The revalued net asset value based on the accounts of Joy Ascend as at 30 June 2006 is RMB1,427 million (approximately S$286.6 million).

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
29 October 2006

CapitaLand

For immediate release
29 October 2006

NEWS RELEASE

CapitaLand acquires 29.75% stake in Central China Holdings Group, a leading Henan developer

Singapore, 29 October 2006 – CapitaLand China Holdings, through its wholly owned subsidiary, CapitaLand LF (Cayman) Holdings, has entered into an agreement to acquire an effective 29.75% stake in Central China Holdings Group (formerly known as the Jian Ye Group) for a total consideration of RMB601 million (S$120.7 million). Central China Holdings Group is an established developer in Zhengzhou, the capital of Henan Province. The acquisition of the equity stake marks CapitaLand's maiden entry into the central China residential market.

The agreement also allows CapitaLand LF (Cayman) Holdings to subscribe for additional new shares in Central China Holdings Group for RMB500 million (S$100.4 million) which will increase CapitaLand China Holdings' effective stake by a further 13.94%.

CapitaLand's stake in Central China Holdings is through Joy Ascend (BVI), an investment holding vehicle whose sole investment holding is its 100% stake in Central China Real Estate Holdings Ltd (BVI), which in turn wholly owns Central China Real Estate (China) Co. Ltd. Central China Holdings Group has a strong market presence, operating in 16 out of the 18 cities in Henan Province. It has a current landbank of over 4.5 million square metres of gross floor area, in addition to a potential landbank of approximately 2.1 million square metres of gross floor area.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "This partnership marks our maiden entry into the central China region and we will be the first internationally-recognised developer to enter the Henan real estate market. Henan will be our fifth key operational node in China, after Beijing, Shanghai, Guangzhou and Chengdu. The partnership in central China is consistent with our strategy to move into China's inner, second-tier cities to provide affordable, quality housing. Having started this strategy successfully in Chengdu, we are now adopting it for Central China. However, such a move requires local knowledge of the province and experience. We are fortunate to forge the partnership with Central China Holdings Group, which is an established developer in Zhengzhou, the capital of Henan Province. This is in line with our ongoing strategy to establish local partnerships wherever possible."

Mr Hu Bao Sen, Chairman, Central China Holdings Group, said: "CapitaLand has built a strong track record in China's residential and commercial sectors. It is also a unique company offering an integrated real estate value chain, including real estate financial services. With an international partner like CapitaLand, we will continue to develop affordable housing for the people in Central China in particular Henan province. With 97 million residents as at the end of 2005, Henan is the most populous province in China. Over the past few years, rapid urbanisation has led to a strong demand for quality homes in Henan. Property prices remain affordable with the strong projected increase in disposable income and favourable economic environment. We are confident that the outlook of the Henan residential market will remain positive."

Over the past 12 years, CapitaLand has set up strategic operational platforms in the key gateway cities in Beijing, Shanghai, Guangzhou, Chengdu and now Zhengzhou. These platforms, with full management teams and comprehensive resource capabilities, are strong operational springboards for CapitaLand to expand its multi-sector capabilities in China's key growth areas in Bohai, Yangtze River Delta, Pearl River Delta, Southwest and Central China, anchored by the respective gateway cities.

About Henan Province

Henan Province is located in the central region of China with Zhengzhou as its provincial capital. It is the province with the largest registered population in China. As at end-2005, it is home to 97 million residents or 7.4% of China's population, despite a land area that is less than 2% of China's total land area. Current urbanization rate is 31% and this is expected to increase to 40% by 2010. This translates to a 10 million increase in its urban population in five years. Henan's GDP value is ranked 5th amongst the respective provinces in China, after Guangdong, Jiangsu, Zhejiang and Shandong.

About Central China Holdings Group (www.jianye.com.cn)

The company was founded in 1992 and the business activities were centered on residential development in Zhengzhou. In 2002, Central China Holdings Group embarked on a regional expansion strategy into other Henan cities. Today, the Group operates in 16 of the 18 Henan cities, and is actively looking for opportunities in the remaining two cities. In 2005, Central China Holdings Group's development gross floor area exceeded 1 million square metres.

Central China Holdings Group is focused on real estate development in the residential sector, mainly in the high-mid to high-end segments of the market. In order to improve the scalability of its operations and the speed in which its products are brought to the market, the company created product series which are easily replicated, through setting specific development guidelines to meet the needs of the respective market segments. Today, great emphasis is placed on product quality, customer relations and property management to further enhance its track record and brand position.

Central China Holdings Group plans to expand its operations across all 18 Henan cities, before extending its footprint into the neighbouring Central China provinces such as Hubei, Hunan, Shanxi, Anhui and Shaanxi.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **29 October 2006**

Singapore

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

China

Media contact:
Francis Li, Communications
Tel: +86-21 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Oct-2006 22:12:33
Announcement No.	00010

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "CapitaLand China - Entry into Henan Residential Market" presented to media and analysts on roadshow in Chengdu, China
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.Henanslides.29Oct2006.pdf Total size = **2355K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand China

Entry into Henan Residential Market

Agenda

1. The Acquisition Deal
2. Investment Rationale
3. Henan and Real Estate Market
4. Central China Holdings
5. An update on CapitaLand China strategy

CapitaLand 凯德置地

The Acquisition Deal

- Acquisition of 29.75% stake in leading Henan developer
  – Central China Holdings
- Cash consideration of RMB601m (S$120.7 million)
- Option to increase stake to 43.69% by 2007.

CapitaLand 凯德置地

The Acquisition Deal

- Expected total land bank of 6.6 mil by end 2006 in Henan Province:
  - Current landbank: 4.5 million sqm
  - Potential landbank: 2.1 million sqm
- Focus on real estate development
- In Henan and other Central China provinces:
  - Hubei
  - Shanxi
  - Anhui
  - Shan'xi
  - Hunan


Hebei
Henan Province
Anyang
Shan'xi
Hebi
Puyang
Shanxi
Shandong
Xinxiang
Jiyuan
Mengzhou
Zhengzhou
Kaifeng
Luoyang
Shangqiu
Xuchang
Pingdingshan
Zhoukou
Central Plains Urban Cluster
Henan Province
Nanyang
Zhumadian
Anhui
Hubei
Xinyang

The Central Plains Urban Cluster

CapitaLand 凯德置地

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Investment Rationale

1. **Platform for expansion into Central China**
   - Geographic diversification
   - Untapped mass market (robust demand)
   - Leverage on strong local knowledge and network

2. **Market Growth Potential**
   - Rapid economic growth & urbanisation in Central China
   - Central government focus and support for the region
   - Untapped mass end-user market (robust demand)

CapitaLand 凯德置地

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Investment Rationale

3. **Partner Leverage (Central China Holdings)**
   - Local knowledge, operating platform, network
   - Well established local developer in Henan
   - Platform for expansion into other Central China provinces

4. **What CapitaLand can contribute**
   - Funding to secure land resources
   - Execution capability and industry domain knowledge
   - International brand name

CapitaLand 凯德置地

Henan Province Overview

- Central China Region
- Largest Registered population in China
- One of the largest transportation hub in China
- 5th Highest GDP after Guangdong, Shandong, Jiangsu and Zhejiang.
- Abundance of natural resources such as coal, aluminum, petroleum and natural gas



Henan Province
Hebei
Anyang
Shan'xi
Hebi
Puyang
Shanxi
Shandong
Xinxiang
Jiyuan
Mengzhou
Sanmenxia
Zhengzhou
Kaifeng
Luoyang
Shangqiu
Xuchang
Zhoukou
Pingdingshan
Central Plains Urban Cluster
Henan Province
Nanyang
Zhumadian
Anhui
Hubei
Xinyang

As at end-2005	China	Henan	% of China Total
Land Area (sq km)	9,590,000	167,000	1.7%
Population (mil)	1,308	97	7.4%
GDP (RMB bil)	18,232	1,054	5.8%

CapitaLand 凯德置地

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Population and Urbanisation

- With 97mil residents as of end 2005, Henan is the most populous province in China.
- Rapid urbanisation results in strong demand for basic housing
  - Henan's urbanisation rate targeted to reach 40% in 2010
  - Urbanisation rate of cities Central Plains Urban Cluster projected to increase from 39.5% to 60% by year 2020


Henan Population & Urbanisation
Population (millions)
120
100
80
60
40
20
0
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
12%
14%
15%
16%
17%
23%
24%
26%
27%
29%
31%
40%
1970 1980 1985 1990 1995 2000 2001 2002 2003 2004 2005 2010F
Urban Population
Rural Population
Urbanisation Rate

Source: *Henan Statistical Yearbook 2006*

CapitaLand 凯德置地

Economic Growth

- Henan's GDP value is ranked 5th amongst China's provinces after Guangdong, Jiangsu, Zhejiang and Shandong
- GDP target for 2010 is RMB 1,700bil in 2010, at a CAGR of 10% from 2006-2010



RMB Billion
GDP Comparison
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
Shanghai
Beijing
Sichuan
Zhejiang
Henan

2005 GDP Growth Rates

Shanghai	11.1%
Beijing	11.1%
Zhejiang	12.4%
Sichuan	12.6%
Henan	14.1%

Source: Henan Statistical Yearbook 2006 and China National Bureau of Statistics

CapitaLand 凯德置地

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Disposable Income Comparison

Henan Urban Annual Disposable Income per Capita



RMB
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
13.8%
9.0%
3.1%
7.4%
5.2%
10.5%
18.6%
10.9%
11.2%
12.5%
Disposable Income
Growth Rate
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Disposable Income Comparison (2005)



RMB
25,000
20,000
15,000
10,000
5,000
-
16%
14%
12%
10%
8%
6%
4%
2%
0%
8.7%
11.8%
8.3%
12.9%
9.6%
10.2%
9.3%
13.6%
9.6%
11.1%
12.7%
12.5%
Disposable Income
2005 Growth Rate
Shenzhen
Shanghai
Guangzhou
Beijing
Ningbo
Tianjin
Chengdu
Zhengzhou
China
Chongqing
Luoyang
Henan

- Steady urban disposable income growth in recent years
- Despite having a lower per capita disposable income level relative to other cities, Henan is fast catching up due to its higher income growth rates

CapitaLand 凯德置地

Source: Henan Statistical Yearbook 2006 and China National Bureau of Statistics

82-4567

Housing Affordability



Henan Residential Housing Affordability
9
8
7
6
5
4
3
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Less affordable
More affordable



Housing Affordabillity Ratios (2005)
Shanghai 14.7
Shenzhen 12.7
Beijing 10.8
Tianjin 10.3
Chengdu 9.6
China Overall 9.4
Guangzhou 9.1
Zhengzhou 7.5
Chongqing 6.5
Henan 6.4
Luoyang 5.0
Less affordable
- 2 4 6 8 10 12 14 16

Compared to other Chinese cities, Henan's residential housing is more affordable

Affordability Ratio calculated using average price of a 100sqm apartment divided by average annual household disposable income, assuming average household size of 3.

Source: Henan Statistical Yearbook 2006 and China National Bureau of Statistics

CapitaLand 凯德置地

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Henan Real Estate Market



Henan Real Estate Market
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
Area (in 10,000 sqm)
2,500
2,000
1,500
1,000
500
-
Price (RMB psm)
1,260
1,239
1,380
1,400
1,572
1,867
1,919
2000
2001
2002
2003
2004
2005
1H2006
Area Completed (Supply)
Area Transacted (Demand)
Average Sales Price
Vacant Area

Current healthy market conditions as demand exceeds supply, vacancy has been on a downward trend

Source: *Henan Statistical Yearbook 2006*

Central China Holdings - Background

- Founded in 1992 by current Chairman and main shareholder Hu Bao Sen.
- 14 years of residential development experience in Henan
- Expansion out of Zhengzhou (Henan Capital City) to other Henan cities in 2002.
- Presence in 16 out of 18 Henan cities
- Annual development GFA exceed 1million sqm (2005)

CapitaLand 凯德置地

Business Strategy

- **Focused on mass residential development**
- **Targeted replicable product series with specific development guidelines for various market segments**
- **Focused on Henan Market**
  - Opportunities to Central China provinces in the longer term
- **Scalable model for market expansion**
  - Leverage on experience gained in new market entry
  - Scale and volume economies
- **Proactive Product Development**:
  - Innovation, quality
  - focus on 5th generation product

CapitaLand 凯德置地

Projects by Central China Holdings

Series	Forest Peninsular (森林半岛)	
Market Positioning	High end; low density, terraces and low rise apartments	
Location	City centre, must have surrounding greenery / park	
Cities with project presence	• Zhengzhou • Jiyuan • Luohe • Zhumadian	• Shangqiu • Pingdingshan • Jiaozuo • Luoyang

Series	Green Garden (绿色家园)	
Market Positioning	Mid to Upper mid-end; low and high rise apartments	
Location	Fringe areas of city with good surrounding amenities	
Cities with project presence	• Xinxiang • Sanmenxia • Zhumadian	• Nanyang • Shangqiu


Zhengzhou Forest Peninsular


Sanmenxia Green Garden

Forest Peninsular Series


Jiyuan Forest Peninsular
Luoyang Forest Peninsular
Pingdingshan Forest Peninsular
Shangqiu Forest Peninsular

Guihua Series （桂园）

Anyang Guihua House



Market Positiong	Upper mid-end
Location	City centre with good surrounding amenities

Zhengzhou Xintiandi Guihua House



Puyang Jianye City （建业城）



Land Area (sqm)	417,000
GFA	380,000
Target Launch	1H 2007
Positioning	High-end

CapitaLand 凯德置地

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CapitaLand 凯德置地

CapitaLand China Strategy

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Two Strategic Thrusts

The Next Wave

1. Continue expansion in current 1st tier markets
2. Strategic Partnerships

CapitaLand 凯德置地

Thrust One: 1st Tier Markets

Expansion

Shanghai	**Yangtze River Delta**
Beijing	**Bohai Economic Rim**
Guangzhou	**Pearl River Delta**

CapitaLand 凯德置地

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Organic Capability

Geography	Product	Multi-Sector Presence
• Robust growth markets • Well-balanced portfolio	• Optimal mix of products • Product innovation and differentiation	Residential – Office – Mixed Development • Multi-sector synergies give CCH our competitive advantage

Contribute to China's long-term development
Build landmark projects in key cities

CapitaLand 凯德置地

Thrust Two: Strategic Partnerships

Partnership Criteria

- 20 good developers in China
- Good reputation/brand
- Strong corporate culture
- Sizeable landbank

Pick Winners!

CapitaLand 凯德置地

China Diversified Growth
– Strategic Residential Expansion

Pipeline of up to 35,000 units in high-growth regions over the next 3 years


Bohai
Economic Rim
Central
China
South Western
China
Yangtze
River Delta
Pearl
River Delta
HQ
Dalian
Qingdao
Zhengzhou
Shanghai
Hangzhou
Ningbo
Wenzhou
Wuhan
Nanchang
Changsha
Fuzhou
Xiamen
Shenzhen
Hong Kong
Macau
Haikou

CapitaLand
凯德置地

Thank you



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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Oct-2006 18:05:53
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "CapitaCommercial Trust - Presentation to Investor"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement on the above matter. For details, please refer to the announcement posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaCommercial Trust



Investor Presentation

October 2006

CapitaCommercial Trust

82 - 4507

Important Notice

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income and occupancy, changes in operating expenses including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward - looking statements, which are based on the Manager's current view of future events.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units. The past performance of CCT is not necessarily indicative of the future performance of CCT.

Content

CapitaCommercial Trust

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Who We Are

CapitaCommercial Trust

Singapore's Largest Commercial REIT[1]

Listing	May 2004 on Singapore Exchange Securities Trading Limited
Portfolio	10 properties
- Singapore	9 premier commercial assets in the Central Business District and Downtown Core of Singapore
- Malaysia	1 prime office asset in Kuala Lumpur, Malaysia
Total assets	S$3.6 billion (US$2.3 billion) (as at 30 September 2006)
Market cap	S$2.9 billion (US$1.9 billion) Among top 40 largest SGX-listed entities by market cap Based on CCT's closing price of S$2.12 on 25 October 2006 and total units issued of 1,382,389,511

Note:
1. By assets under management of S$3.6 billion

CapitaCommercial Trust

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Outperformance And Distancing

CapitaCommercial Trust

Strong and Steady DPU Growth



Past Performance
Projection[1]
DPU (Singapore cents)
8.00
7.50
7.00
6.50
6.00
5.50
5.00
24.5% Growth
(Listing - Sep 2006)
5.68[2]
6.32[3]
6.31[4]
6.81
7.07
7.39
7.60
15 May 2004 to 31 Dec 2004
1 Jan 2005 to 31 Dec 2005
Ann. 1 Jan 2006 to 30 Sep 2006[5]
Ann. 30 Sep 2006 to 31 Dec 2006
1 Jan to 31 Dec 2007 Projection
Forecast
Actual

Notes:
1. Based on the forecast and projection and the accompanying assumptions stated in the Circular dated 15 August 2006 at an issue price of $1.68 per New Unit, weighted by the size of the Preferential Offering, the ATM Offering and the Private Placement
2. As stated in CCT's Introductory Document dated 16 March 2004
3. Annualised based on CCT's DPU of 3.99 cents for the period from 15 May 2004 to 31 December 2004
4. Forecast DPU of 6.31 cents per unit was stated in CCT's Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
5. Annualised based on CCT's DPU of 5.29 cents for the period from 1 January 2006 to 30 September 2006

CapitaCommercial Trust

82 - 4507

Total Return – Sterling Outperformance


Price performance
SESPROP +144% since May 04
CCT +120% since listing
STI +46% since May 04
100
90
80
70
60
50
40
30
20
10
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Volume CCT STI SESPROP

Total return[1]	Since Listing[2]	Past 12 Months	YTD
CCT [3]	**135%**	**46%**	**54%**
SES Prop Index	168%	43%	41%
STI Index	62%	20%	15%
MSCI Singapore	44%	17%	13%

Source: Bloomberg as at 17 October 2006

Notes:
1. Total return calculated based on unit/share price appreciation and distributions reinvested in stock/index
2. CCT's listing date was 11 May 2004
3. Total return is calculated based on CCT's unit price appreciation (comparing CCT's closing price of S$2.20 per unit on 17 October 2006 against the first day trading opening price of S$1.00 per unit/closing unit price 1 year ago/closing unit price on 1 January 2006) and distribution payout up to 31 August 2006

CapitaCommercial Trust

Asset Size Growth



US$m
4,000
3,000
2,000
1,000
0
77% Growth
S$2.0 b
(US$1.3 b)
S$2.2 b
(US$1.4 b)
HSBC Building
S$3.6 b[1]
(US$2.3 b)
Raffles City (60%)
S$5.0 b to S$6.0 b
(US$3.2 to 3.8 b[2])
2004
2005
2006
2009F
Acquisitions
Total Asset Size

Notes:
1. Inclusive of CCT's 60% interest in Raffles City acquired on 1 September 2006
2. Target asset size range of between US$3.2 to US$3.8 billion by 2009 as announced on 26 July 2006

CapitaCommercial Trust

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International Recognition

- FTSE/ASEAN Index
- EPRA/NAREIT Global Real Estate Index
- S&P/Citigroup BMI World Property Index
- GPR 250 Property Securities Index
- GPR 250 REIT Sub-Index
- GPR General Index

CapitaCommercial Trust

Accolades For Corporate Transparency

- Business Times Corporate Transparency Index 2006 - Ranked 4th out of 535 listed companies in SGX-ST
- Securities Investors Association (Singapore) Investors' Choice 2006 – Most Transparent REIT 2006 (Runner-up)

CapitaCommercial Trust



Strong Market Fundamentals

CapitaCommercial Trust

Capitalising On Tightening Supply

Singapore Private Office Space (Central Area[1]) -- Demand & Supply



One Raffles Quay
(1.3m sq ft)
MBFC Phase 1
(1.65m sq ft)
Ave. annual demand ('96-'05): 0.8m sq ft
1.97
2.07
0.42
Office Space Supply and Demand (m sq ft)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009/2010
Supply Forecast (CBRE)
Supply
Demand
Supply Forecast

Source: URA, CBRE & CapitaLand Research

Expected withdrawal of more than 1.0 million sq ft of office space.

Conversion to residential - Natwest Centre, 1 Shenton Way, Asia Chambers;

Redevelopment and refurbishment - Straits Trading Building, Ocean Building, 71 Robinson Road, and possibly UIC Building;

Conversion to Service Apartments - Asia Insurance Building

Gross new supply from 2007 to 2010 will average only 0.59 million sq ft per annum. Demand projection for the year expected to be 2.0 million sq ft, boosted by the growth of financial institutions, logistics and oil and gas sectors companies *(CBRE, MarketView Singapore 3Q 2006, October 2006 and Colliers International, 18 September 2006)*

Note:
1. Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area' Planning Areas

CapitaCommercial Trust

Rents Continue To Trend Upwards

CBRE projecting Prime Office Rents to reach S$7.30 per sq ft per month by end-2006



Singapore Average Prime Office Rents
10 year Historical Avg (96-05): S$6.3 per sq ft per mth
Rents (S$ per sq ft per mth)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.9
9.1
6.1
5.5
7.5
6.3
5.0
4.0
4.4
5.2
7.3
96
97
98
99
00
01
02
03
04
05
06

Average prime rents rose to $6.90 psf/mth at end-Sep 2006 – up 15% q-o-q and up 33% from rents at end-2005

Source: CBRE & CapitaLand Research

CapitaCommercial Trust

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Quality Portfolio

CapitaCommercial Trust

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Portfolio[1]: Quality Assets

    

Property	Capital Tower	6 Battery Road	HSBC Building	Raffles City [2] (60% interest)	Robinson Point
Description	52-storey Grade A office	42-storey Grade A office	21-storey Grade A office	42-storey office & 4 levels of retail	21-storey office
GFA (sq m)	95,505	66,408	27,061	320,738	15,724
NLA (sq m) [3]	68,925	45,942	18,624	68,377	12,356
No. of Leases	24	98	1	194 [4]	26
Car Park Lots	415	190	-	1,073	57
Title	Leasehold estate expiring 31 Dec 2094	Leasehold estate expiring 19 Apr 2825	Leasehold estate expiring 18 Dec 2849	Leasehold estate expiring 15 Jul 2078	Freehold
Valuation (as at 1 Jun 2006)	S$775.0 mil	S$691.0 mil	S$179.0 mil	S$2,166 mil [5]	S$114.0 mil
Committed Occupancy	100.0%	100.0%	100.0%	98.6%	100.0%

Notes:
1. The information on Gross Floor Area, Net Lettable Area, number of leases, car park lots and Committed Occupancy is as at 31 March 2006
2. Property acquired on 1 September 2006
3. Net Lettable Area includes licenced area
4. Excludes the additional retail NLA of approximately 4,900 sq m arising from the Basement 1 asset enhancement works
5. Valuation as at 16 March 2006 by CB Richard Ellis (Pte) Ltd

CapitaCommercial Trust

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Portfolio[1] : Quality Assets







Property	Starhub Centre	Bugis Village	Golden Shoe Car Park	Market Street Car Park	Wisma Technip (100% junior bonds)
Description	10-storey office & retail	3-storey office & retail	1,067 car park lots	700 car park lots	12-storey office
GFA (sq m)	30,915	12,762	7,366[2]	7,822[3]	26,556
NLA (sq m)[4]	25,982	10,901	Retail space undergoing asset enhancement work		21,386
No. of Leases	28	78	Retail space undergoing asset enhancement work		7
Car Park Lots	281	-	1,049[5]	700[6]	305
Title	Leasehold estate expiring 31 Jan 2095	Leasehold estate expiring 30 Mar 2088[7]	Leasehold estate expiring 31 Jan 2081	Leasehold estate expiring 31 Mar 2073	-
Valuation (as at 1 Jun 2006)	S$247.0 mil	S$68.0 mil	S$84.0 mil	S$44.0 mil	RM 115 mil (S$50.4 mil)
Committed Occupancy	100.0%	93.0%			100.0%

Notes:
1. The information on Gross Floor Area, Net Lettable Area, number of leases, car park lots and Committed Occupancy is as at 31 March 2006
2. This excludes the car park area of 37,567 sq m and the space on the second and third storeys granted to the Ministry of the Environment and Water Resources of Singapore, free of rent, for use as a food centre
3. This does not include the car park area of 20,560 sq m
4. Net Lettable Area includes licenced area
5. Approximately 1,049 car park lots after asset enhancement works. Prior to that, the number of car park lots was 1,067
6. Approximately 700 car park lots after asset enhancement works. Prior to that, the number of car park lots was 800
7. Takes into account the right of the President of the Republic of Singapore, as a lessor under the State Lease, to terminate the State Lease on 1 April 2019 upon payment of S$6,610,208.53 plus accrued interest. As the date of this document, the CCT Manager is not aware of any intention on the part of the lessor to exercise such right

CapitaCommercial Trust

Lease Expiries/Reviews – Significant Potential

Leases up for Renewal[1] as a % of Portfolio's Gross Rent @ 30 Sep 2006



30%
25%
20%
15%
10%
5%
0%
4.8%
1.5%
14.1%
8.3%
23.9%[3]
6.0%
10.0%
7.1%
6.4%
0.4%
17.7%
2006
2007
2008
2009
2010 and Beyond
Office
Retail
Hotels and Convention Centre[2]

Notes:

1. Excludes the retail space of Golden Shoe Car Park and Market Street Car Park which are undergoing asset enhancement work
2. The hotels and convention lease of Raffles City is on a 20-year lease commencing from 7 November 1996
3. Includes a 3-year rent review lease representing 3.6% of portfolio expiring leases by gross rent

CapitaCommercial Trust

Office Lease Expiry/Review Profile



Office Leases up for Renewal1 as a % of Gross Rent @ 30 Sep 2006
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
8%
23.8%2
40.4%3
17.0%
10.8%
2006
2007
2008
2009
2010 and Beyond

Notes:

1. Excludes the retail space of Golden Shoe Car Park and Market Street Car Park which are undergoing asset enhancement work
2. 4.4% of expiring leases by office gross rent has been renewed
3. Includes a 3-year rent review lease representing 6.1% of expiring leases by office gross rent

CapitaCommercial Trust

82 - 4507

Expiry Profile[1] – Strong Positive Reversions

Average Gross Rent of Expiring Leases vs Micro-Market Rent[2]



Capital Tower
Shenton Way/Tanjong Pagar Micro-Market Rent: S$5.20
40.3%
$4.21
43.4%
$3.84
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)



6 Battery Road
Raffles Place Micro-Market Rent: S$7.40
$5.16
14.1%
$5.54
12.4%
33.1%
$5.26
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)



Robinson Point
Shenton Way/Tanjong Pagar Micro-market Rent: S$5.20
$3.50
3.1%
$3.29
18.5%
74.2%
$3.76
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)



Raffles City Tower
Beach Road/Middle Roadi Micro-market Rent: S$5.40
$5.32
22.9%
$5.00
29.4%
$5.24
9.8%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
2006
2007
2008
Office Space Lease Expiry (by Gross Rent)
Expiring Leases Ave Monthly Gross Rent (S$ psf)

Source: CB Richard Ellis Research

Notes:
1. Lease expiry as at 30 September 2006. Some of the leases have been renewed
2. For the month of September 2006. Based on typical lettings of up to 10,000 sf on standard lease term. They also do not reflect non-standard of anchor letting

Consistently Strong Occupancy

Property	31 Dec 05 (%)	30 Jun 06 (%)	30 Sep 06 (%)
Capital Tower	100.0	100.0	100.0
6 Battery Road	99.5	100.0	100.0
Starhub Centre	100.0	100.0	100.0
Robinson Point	99.1	100.0	100.0
Bugis Village	92.1	93.0	94.4
Golden Shoe Car Park[1]	85.4	-	-
Market Street Car Park[1]	-	-	-
HSBC Building	100.0	100.0	100.0
Raffles City	-	-	98.6
Raffles City Tower	-	-	*99.8*
Raffles City Shopping Centre	-	-	*97.2*
Portfolio committed occupancy	**99.1**	**99.6**	**99.4**
Market occupancy (URA Index[2])	**87.2**	**87.7**	**-**

Source: CBRE 3Q2006 Singapore MarketView Report

Notes:
1. Market Street Car Park and Golden Shoe Car Park's retail space were closed gradually from fourth quarter 2005 and first quarter 2006 respectively for asset enhancement work
2. URA has yet to release the market occupancy rate for 3Q 2006

CapitaCommercial Trust

Low Interest Rate Exposure

92% of CCT's interest expense is fixed until March 2009



100%
80%
60%
40%
20%
0%
94%
92%
92%
77%
77%
31%
31%
2006
2007
2008
2009
2010
2011
2012

Corporate Rating	"A3" by Moody's
Total Debt (S$ mil)	1,175.6
Interest Coverage[1]	3.8 times
Gearing[2] ratio	
- CCT	32.8%
- RCS Trust	39.6%
Average cost of debt (2006)	
- CCT	3.5%
- CCT + 60% interest in RCS Trust	3.8%
Average fixed rate term to expiry	4.8 years

Notes:
1. Ratio of net investment income before interest and tax over interest expenses
2. Ratio of borrowings over total deposited property as at 30 September 2006

CapitaCommercial Trust

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Quality Management

CapitaCommercial Trust

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Asset Enhancement – Market Street Car Park



Before refurbishment




moodz


Market Street Car Park
CAR PARK
remains
OPEN

Committed occupancy :
94% as at 30 September 2006

Achieved 38% increase in rent

CapitaCommercial Trust

Asset Enhancement - Golden Shoe Car Park



Before refurbishment









Artist's impression of the new look

Committed occupancy of 83% as at 30 September 2006

Achieved 22% increase in rent

CapitaCommercial Trust

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Raffles City – A Landmark Integrated Development

RAFFLES CITY ("RC")

One of Singapore's prime landmark integrated developments


Raffles City

Raffles City Tower ("RC Office Tower")

42-storey office tower with 35,284 sq m of office NLA[1]


Raffles City Tower

Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 28,040 sq m of retail NLA



Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms



Raffles The Plaza

28-storey premier hotel with 769 rooms



Raffles City Convention Centre

>6,500 sq m of meeting space including 3 ballrooms & 15 primary meeting rooms



Note:
1. NLA represents Net Lettable Area as at 31 March 2006

CapitaCommercial Trust

Value Creation in Raffles City

Estimated Breakdown by GFA[1]


RC Office Tower 15%
RC Shopping Centre 15%
Hotels and Convention Centre 70%

Estimated Breakdown by NPI[2]


RC Office Tower 14%
Car park income 3%
RC Shopping Centre 43%
Hotels and Convention Centre 40%

Notes:
1. Area occupied by the RC Car Park is excluded in the computation of the GFA under the current planning guideline
2. Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- Asset enhancement by converting low yielding space to higher yielding space
  - Increase retail NLA by between 150,000 to 200,000 sq ft
    - Create two additional levels of retail space in Basements 2 and 3 of Raffles City with direct access to City Hall MRT station and new Esplanade MRT station
    - Estimated net increase in rent for the increased retail NLA expected to be between S$10.00 to S$15.00 per sq ft per month
    - Estimated net increase in net property income of approximately S$12.6 million to S$25.2 million per annum (assuming 70% operating margin)
    - Estimated capex of between S$64 million to S$86 million in phases
    - Expected ungeared return on investment is approximately between 20% and 29%

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CCT Tomorrow – Growth Opportunities

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CCT Tomorrow

2009 Target Asset Size

- S$5b to S$6b (US$3.2b to US$3.8b)

- Accretive acquisitions with long-term sustainable growth
- Focus on strategically located premier quality buildings
- Singapore and overseas (Malaysia, China)
- Focus on continuous improvement to buildings and tenant relations
- Drive non-rental income

CapitaCommercial Trust

Sectoral and Geographical Growth

CapitaCommercial Trust

Premier Properties

SINGAPORE	OVERSEAS
(70% to 80% of portfolio)	(20% to 30% of portfolio)

SINGAPORE

- ⇨ **Offices**
- ⇨ **Mixed Developments**
- ⇨ Business Parks / Hi-tech Buildings
- ⇨ Car Parks

Source

- CapitaLand's stock of properties
- Third Party Vendors

OVERSEAS

- ⇨ **Offices**
- ⇨ **Mixed Developments**

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Strong Sponsorship

7 Listed Companies

Total Group Market Cap
(Net of common holdings of the listed entities):
S$19.89 Billion *(1 Sep 2006)*


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Development
Integ. Leisure, Entertainment & Conventions
Serviced Residences
Financial
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC
THE ASCOTT GROUP
CapitaLand Financial
AUSTRALAND
Raffles HOLDINGS
ASCOTT RESIDENCE TRUST
CapitaMall Trust
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Leverage CapitaLand's Network

- Largest office manager in Singapore with office portfolio of more than 5 million sq ft
- International portfolio comprising commercial properties in Kuala Lumpur, Hong Kong, Shanghai, Beijing and London
- Significant commercial portfolio providing acquisition pipeline for CCT

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CCT's Strategy

CCT's mode of entry


Direct Ownership (100% or JV)
Asset Securitisation
Investment in fund or listed REIT

Overseas Market

Some issues to consider:
- Country's risk and regulations
- Tax
- Minority ownership and control

CapitaCommercial Trust

CCT - The Market Leader

- CCT has outperformed the Straits Times Index since listing
- High quality portfolio with robust growth
- Strong fundamentals for Singapore office property market
- Growth through positive rental reversions and asset enhancements
- CapitaLand sponsorship and strong acquisition pipeline

CapitaCommercial Trust

Financial Results

CapitaCommercial Trust

Distributable Income Growing Steadily

3Q 2006 vs 3Q 2005 And YTD 2006 vs YTD 2005



60,000
50,000
40,000
30,000
20,000
10,000
0
S$'000
16,267
19,388
19.2%
44,064
50,637
14.9%
3Q
YTD
2005
2006

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Delivers YTD DPU of 5.29 cents

Year to-date DPU of 5.29¢ Exceeds Prior Corresponding Period by 4.8%

	YTD		
	Sep 2006 S$'000	Sep 2005 S$'000	Var. %
Gross Revenue	97,124	85,360	13.8%
Net Property Income	72,355	63,550	13.9%
Distributable Income	50,637	44,064	14.9%
Distribution Per Unit (¢)	**5.29¢**	5.05¢	4.8%
Annualised DPU (¢)	7.07¢	6.75¢	4.7%

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Actual DPU Exceeds Forecast By 6.5%

DPU For the month of September 2006

	1 Sep 2006 to 30 Sep 2006		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	17,496	17,245	1.5%
Net Property Income	12,787	12,543	1.9%
Distributable Income	9,105	8,601	5.9%
Distribution Per Unit	**0.66¢**	0.62¢	6.5%

Note:
1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

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Balance Sheet Summary

CCT has total assets of $3.6 billion and adjusted NAV of S$1.70 per unit As at 30 September 2006

	30 Sep 06 S$'000	31 Dec 05 S$'000
Non-current assets[1]	3,570,923	2,076,394
Current assets[2]	37,692	66,959
Total assets	**3,608,615**	**2,143,353**
Current liabilities	112,353	97,460
Non-current liabilities[3]	1,143,937	589,547
Net assets	**2,352,325**	**1,456,346**
Unitholders' funds[4]	**2,352,325**	**1,456,346**

NAV	
30 September 2006	$ 1.70
31 December 2005	$ 1.62
Adjusted NAV[5]	
30 September 2006	$ 1.70
31 December 2005	$ 1.59
Unit price as at 30 Sep 2006	$ 2.21

Notes:
1. The increase is due to the acquisition of Raffles City, investment in junior bonds in Aragorn ABS Berhad and the increase in property value of the existing properties in Singapore
2. The decrease is due to the investment in junior bonds in Aragorn ABS Berhad in cash and the payment of distribution on 26 September 2006
3. This includes RM70 million (approximately S$29.9 million) of borrowings incurred by Aragorn and CCT's 60% interest (S$515.9 million) in the net borrowing incurred by RCS Trust
4. The increase is due to the issue of new units to part finance the acquisition of Raffles City and the issue of new units in payment of the Raffles City acquisition fee
5. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Gross Revenue – By Asset

	YTD	3Q 2006	2Q 2006	1Q 2006	1 Sep 06 to 30 Sep 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**31,901**	10,477	10,787	10,637	**3,523**	3,499	0.7%
6 Battery Road	**23,990**	8,237	7,977	7,776	**2,775**	2,729	1.7%
HSBC Building[2]	**6,262**	2,116	2,095	2,051	**705**	705	-
Starhub Centre	**9,598**	3,195	3,204	3,199	**1,061**	1,056	0.5%
Robinson Point	**4,694**	1,605	1,571	1,518	**531**	525	1.1%
Bugis Village	**6,152**	2,055	2,048	2,049	**684**	646	6.0%
Golden Shoe Car Park[3]	**5,469**	1,670	1,908	1,891	**675**	539	25.2%
Market Street Car Park[3]	**1,753**	652	557	544	**237**	245	(3.3%)
Sub-Total	**89,819**	30,007	30,147	29,665	**10,191**	9,944	2.5%
Raffles City	**7,305**	7,305	-	-	**7,305**	7,301	0.1%
Gross Revenue	**97,124**	37,312	30,147	29,665	**17,496**	17,245	1.5%

Notes:
1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on Net Rent
3. Golden Shoe Car Park and Market Street Car Park are currently undergoing asset enhancement work

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Net Property Income – By Asset

	YTD	3Q 2006	2Q 2006	1Q 2006	1 Sep 06 to 30 Sep 06		
	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Var.
Capital Tower	**22,565**	7,486	7,599	7,480	**2,672**	2,492	7.2%
6 Battery Road	**17,637**	6,006	5,941	5,690	**1,957**	1,951	0.3%
HSBC Building	**6,198**	2,110	2,088	2,000	**703**	703	-
Starhub Centre	**7,531**	2,316	2,891	2,324	**766**	760	0.8%
Robinson Point	**3,311**	1,126	1,124	1,061	**377**	368	2.4%
Bugis Village	**4,875**	1,631	1,639	1,605	**530**	504	5.3%
Golden Shoe Car Park[2]	**3,830**	1,047	1,460	1,323	**391**	379	3.2%
Market Street Car Park[2]	**1,062**	339	379	344	**45**	51	(11.8%)
Sub-Total	**67,009**	22,061	23,121	21,827	**7,441**	7,208	3.2%
Raffles City	**5,346**	5,346	-	-	**5,346**	5,335	0.2%
Net Property Income	**72,355**	27,407	23,121	21,827	**12,787**	12,543	1.9%

Note:
1. The forecast is based on management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

CapitaCommercial Trust

Stable Portfolio Diversification

Portfolio by Gross Revenue[1]


Capital Tower
20%
6 Battery Road
16%
HSBC Building
4%
Starhub Centre
6%
Robinson Point
3%
Bugis Village
4%
Golden Shoe
Car Park
4%
Market Street
Car Park
1%
Raffles City
(60% interest)
42%

Note:
1. Based on Gross Revenue for the month of September 2006

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Raffles City

CapitaCommercial Trust

Joint Ownership Structure

Joint Acquisition and Ownership of Raffles City[1]


60% of MC
Management Committee[2] ("MC")
40% of MC
CapitaCommercial Trust
manages
CapitaMall Trust
60%
RCS Trust[1]
40%
ownership
ownership
owns

Notes:

1. Raffles City will be held through a joint ownership vehicle in the form of an unlisted special purpose sub-trust ("RCS Trust"), with CCT holding an interest of 60% and CapitaMall Trust holding an interest of 40%
2. The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CCT and CMT in proportion to their interest in the RCS Trust. The Chairman will be appointed by CCT, subject to CMT's consent

CapitaCommercial Trust

Raffles City - Summary


Raffles City


Raffles City Tower

Key Details[1]	
Gross Floor Area	3,452,426 sq ft (or 320,738 sq m)
Net Lettable Area	Office: 35,284 sq m (or 379,801 sq ft) Retail: 33,093 sq m (or 356,215 sq ft) **Total: 68,377 sq m (or 736,016 sq ft)**
Number of Leases	Office: 49 Retail: 144 Hotels and Convention Centre: 1 **Total: 194**
No. of Hotel Rooms	2,032
Carpark Lots	1,073
Title	Leasehold tenure of 99 years expiring 15 July 2078
Valuation (as at 16 March 2006)	S$2,166.0 million by CB Richard Ellis (Pte) Ltd S$2,151.0 million by Jones Lang LaSalle Property Consultants Pte Ltd
Total Purchase Consideration	S$2,166.0 million (S$627 psf)
Committed Occupancy	Office: 99.8% Retail: 97.2% **Total: 98.6%**

Note:

1. The Gross Floor Area, number of leases, number of hotel rooms and car park lots are as at 31 March 2006, while the Net Lettable Area and Committed Occupancy are as at 30 September 2006.

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Competitive Strengths of Raffles City

Integrated Development

- ❑ **Synergies drawn from integrated components**
- ❑ **Value creation opportunities through optimising office, retail, hotels and convention centre mix**

High occupancy

- ❑ **Close to 100% occupancy for both office and retail**

Diverse tenant base

- ❑ **Large and diversified tenant base**
  - 49 office leases / 144 retail leases
  - One long-term Hotels and Convention Centre Lease
- ❑ **Diverse and complementary tenant mix**

Government Tourism Initiatives

- ❑ **Commitment to transform Singapore into a major tourism hub by 2015**
  - Primed to benefit from expected increase in tourist arrivals and tourism receipts

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Organic Growth - Raffles City

Enhanced Average Rental Rates

- RC Office Tower asking rent of S$7.00 to S$7.50 per sq ft per month (effective from June 2006)
- RC Shopping Centre average rental rates of only S$13.80 per sq ft per mth[1]
- Leverage CCT/CMT tenant network

Proactive Tenant Remixing

- Improve facilities and amenities of RC Office Tower
- Strengthen tenant profile
- Enhance retail offering at RC Shopping Centre

Note:
1. As at 31 March 2006

CapitaCommercial Trust

Organic Growth – Hotels and Convention Centre

- **Long-term lease to RC Hotels[1]**
  - 20 years to 2016, with option to renew for further 20 years
- **Cash flow stability**
  - More than 70%[2] of hotel lease income is fixed
- **Good organic growth**
  - Step-up minimum rent structure plus variable rent pegged to hotels and convention space gross operating revenue

Rental Components of Long-term Lease

Minimum Rent	Nov 06 – Nov 11	Step-up from S$36m to S$44m
Variable Rent	Nov 06 – Nov 11	8.5% of gross operating revenue up to S$250m and 13% of gross operating revenue over S$250m
Service Charge	Cost recovery basis	

Notes:
1. An indirect subsidiary of Colony Capital, LLC
2. Based on the forecast contribution from the minimum rent and service charge component for Forecast Period and Projection Year

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RCS Trust – Performance

	1 Sep 2006 to 30 Sep 2006			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**7,305**	**7,301**	**0.1%**	**12,176**
- Office	1,180	1,151	2.5%	1,967
- Retail[2]	3,013	3,078	(2.1%)	5,021
- Hotel	2,839	2,825	0.5%	4,733
- Others	273	247	10.5%	455
Net Property Income	**5,346**	**5,335**	**0.2%**	**8,910**

Notes:
1. The forecast is based on the management's forecast for the period 1 September 2006 to 30 September 2006. This, together with the forecast for the period 1 October 2006 to 31 December 2006 is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. The lower revenue from the Raffles City Shopping Centre was due to the repositioning exercise. Raffles City Shopping Centre is undergoing some tenancy remixing

CapitaCommercial Trust

Lease Expiry Profile – Raffles City Tower

Office Leases up for Renewal as a % of Gross Rent @ 30 Sep 2006


50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
22.9%
29.4%
9.8%
37.9%
2006
2007
2008
2009

Weighted Average Expiry (By Gross Rent)	1.5 years
Office Committed Occupancy	99.8%

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Lease Expiry Profile – RC Shopping Centre

Retail Leases up for Renewal as a % of Gross Rent at 30 Sep 2006



50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
5.1%
37.5%
26.2%
29.1%
2.1%
2006
2007
2008
2009
2010 and Beyond

Weighted Average Expiry (By Gross Rent)	**1.5 years**
Retail Committed Occupancy	**97.2%**

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Additional Information

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CCT Structure – Externally Managed REIT



Unitholders
Holdings of Units in CCT
Distributions
CapitaCommercial Trust Management Limited
(the Fund Manager)
Management services
Management fees
CapitaCommercial Trust
Acts on behalf of Unitholders
Trustee's fees
HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT
(the Trustee)
CapitaLand
Ownership of assets
Net Property Income
CapitaLand Commercial Management Pte. Ltd.
(the Property Manager)
Property management services
Property management fees
Properties
Capital Tower
6 Battery Road
HSBC Building
Starhub Centre
Robinson Point
Bugis Village
Golden Shoe Car Park
Market Street Car Park
Wisma Technip (100% junior bonds)
Raffles City (60% interest)

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Enlarged Portfolio — Profit Forecast

▣ Enhanced DPU with the inclusion of Raffles City in CCT's Portfolio

Forecast and Projected Consolidated Statement of Net Income and Distribution of CCT[1] – Existing Portfolio and CCT RC Interest with New Units issued at S$1.65 per Unit

S$'000	Existing Portfolio		Forecast Period (1 September 2006 - 31 December 2006)			Projection Year (Financial year ending 31 December 2007)		
	Actual 2005[2]	Forecast 2006[3]	Existing Portfolio	CCTRC Interest	Enlarged Portfolio	Existing Portfolio	CCT RC Interest	Enlarged Portfolio
Total Gross Revenue	115,131	119,699	40,392	29,724	70,116	126,445	92,187	218,632
Total Property Operating Expenses	(30,879)	(31,225)	(10,854)	(8,397)	(19,251)	(34,068)	(25,720)	(59,788)
Net Property Income	84,252	88,474	29,538	21,327	50,865	92,377	66,467	158,844
Net income before tax	61,907	60,789	20,104		31,503	61,226		98,225
Net tax adjustments	(573)	432	160		2,666	103		7,257
Total income available for distribution to unitholders	61,334	61,221	20,264		34,169	61,329		105,482
Distributable income to unitholders	59,872	61,221	20,264		34,169	61,329		105,482
Distribution Per Unit (cents)	6.81[4,5]	6.83	2.26		2.45	6.84		7.56
Annualised Distribution Per Unit (cents)	6.81[4,5]	6.83	6.76		7.34	6.84		7.56

Notes:
1. Based on the assumptions stated in the Unitholders' Circular dated 26 June 2006
2. HSBC Building was acquired on 28 April 2005 and contributed to Net Income only from 29 April 2005
3. Based on CCT's actual results from 1 January 2006 to 31 March 2006 and the CCT Manager's forecast of CCT's results from 1 April 2006 to 31 December 2006
4. Distribution for the half year ended 30 June 2005 was based on 95.0 per cent. of taxable income. Distribution for the half year ended 31 December 2005 was based on 100.0 per cent. of taxable income
5. Based on weighted average number of approximately 877.8 million Units in issue as at 31 December 2005

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Focus in Office/Commercial Assets

CCT's focus is owning and investing in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes.

Major usage mix[1] for CCT properties



Hotels and Convention Centre 17.6%
Retail 19.5%
Office [2] 62.9%

Notes:
1. Based on monthly Gross Rental Income (excluding turnover rent for the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Includes car park income for the month ended 31 March 2006 from Golden Shoe Car Park and Market Street Car Park. The retail component of the Existing Properties are grouped together with the retail component of Raffles City to form the retail component of the Enlarged Properties

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Office Trade Mix Remains Strong

Existing Properties[1]


40.6%
12.0%
11.6%
6.7%
5.6%
4.7%
4.6%
3.8%
1.4%
2.9%
6.1%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telcommunications
Food & Beverage
Legal
Business Management/Consultancy Services/Business Activities
Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 and including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

After CCT RC Acquisition[1]


39.8%
16.1%
10.4%
8.0%
5.5%
4.5%
3.5%
3.2%
1.3%
2.1%
5.6%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Telcommunications
Food & Beverage
Legal
Business Management/Consultancy Services/Business Activities
Education
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 31 March 2006 for the office component of the Enlarged Properties including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 March 2006

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Blue Chip Tenants in Portfolio

Tenant	Lease Expiry Date[2]	Percentage of Enlarged Properties[1] Monthly Gross Rental Income
RC Hotels (Pte) Ltd	Dec 2006, Feb 2007, Jun 2007, Jul 2008, Nov 2016	18.4%
Government of Singapore Investment Corporation Private Limited	Jan 2008	7.3%
Standard Chartered Bank	Jan 2008, Jan 2020	5.1%
The Hongkong and Shanghai Banking Corporation Limited	April 2012	4.6%
JPMorgan Chase Bank, N.A.	Dec 2007	4.3%
Robinson & Company (Singapore) Private Limited	Mar 2007	3.4%
Economic Development Board[3]	Jun 2006, Feb 2008	3.1%
Cisco Systems (USA) Pte. Ltd.	Feb 2007	2.3%
StarHub Ltd.	Nov 2007, Feb 2009	1.9%
CapitaLand Group[4]	Jul 2006, Jun 2008	1.8%
Top Ten Tenants		**52.2%**
Other Tenants		47.8%
TOTAL		**100.0%**

Notes:
1. Based on monthly Gross Rental Income from the Enlarged Properties (excluding turnover rent from the Existing Properties and the RC Shopping Centre) as at 31 March 2006
2. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
3. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board which occupies 400 sq m
4. Refers to CapitaLand and CapitaLand Commercial and Integrated Development Limited as tenants of Capital Tower and Robinson Point respectively

CapitaCommercial Trust

Blue Chip Office Tenants

Tenant	Lease Expiry Date[1]	Percentage of Monthly Gross Rental Income
Government of Singapore Investment Corporation Private Limited	Jan 2008	11.7%
Standard Chartered Bank	Jan 2008, Jan 2020[2]	9.5%
The Hongkong and Shanghai Banking Corporation Limited	April 2012	7.7%
JPMorgan Chase Bank, N.A.	Dec 2007	7.0%
Economic Development Board[3]	Feb 2008, Jun 2009	3.9%
Cisco Systems (USA) Pte. Ltd.	Feb 2007	3.8%
CapitaLand Group[4]	Jun 2008, Jul 2009	3.3%
StarHub Ltd.	Nov 2007, Feb 2009	3.0%
Nomura Singapore Limited	May 2008	2.7%
Mizuho Corporate Bank, Ltd	Jun 2011	2.1%
Top Ten Tenants		**54.7%**
Other Tenants		45.3%
TOTAL		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants
2. Subject to a rent review in 2008
3. Includes TIF Ventures Pte Ltd, an indirect wholly owned subsidiary of Economic Development Board which occupies 400 sq m
4. Refers to CapitaLand and CapitaLand Commercial and Integrated Development Limited as tenants of Capital Tower and Robinson Point respectively

CapitaCommercial Trust

Low Average Retail Floor Space Per Capita


Average Retail Floor Space per Capita
(Sq ft)
45
40
35
30
25
20
15
10
5
0
10.5
38.2
22.1
13.8
13.2
11.2
Singapore
United States
Australia
United Kingdom
Hong Kong
Japan

Source: Retail Market Report on Parco Bugis Junction Overview prepared by Urbis JHD dated 7 September 2005

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CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586
Heng Hui Lin, (65) 6826 5841

82 - 4507

Orchard Turn Developments Pte Ltd
(A joint venture company between CapitaLand and Sun Hung Kai Properties)
350 Orchard Road Shaw House Singapore 238868
Main Office : #19-08 Shaw House Tel: 65 6838 6520 Fax: 65 6732 3966
Project Office : #19-05 Shaw House Tel: 65 6838 7360 Fax: 65 6836 9108
(Regn. No.: 200603106H)

NEWS RELEASE

For Immediate Release

Orchard Turn Groundbreaking Ceremony Unveils Iconic Architectural and Experiential Concept for Orchard Road

Tuesday, 31 October 2006 – The groundbreaking ceremony for the Orchard Turn development this morning unveiled an iconic architectural and experiential concept for Orchard Road.

Seated on the ultimate prime site of Singapore's commercial and shopping artery, at the junction of Orchard Road and Paterson Road, the Orchard Turn retail-cum-luxury-residential development is one of the most anticipated projects in Singapore. A 50:50 joint venture between CapitaLand Ltd and Hong Kong's Sun Hung Kai Properties Ltd, the development is embraced as an opportunity not only to enhance its status as one of the world's great shopping streets, but also to dynamically re-imagine cosmopolitan Orchard Road.

UK-based form and concept architects, Benoy, drew inspiration for Orchard Turn's concept and design from the site's heritage as a nutmeg plantation and a fruit orchard. The building's form is reminiscent of an ever-blooming orchard and is designed to relate the experience of going through the building to that of a journey through nature: the façade of the retail podium of Orchard Turn has a curvilinear flow that pulls away its 'skin' to reveal a 'seed', from which a stem evolves into the residential tower.

Slated for completion at end-2008 and end-2009 respectively, Orchard Turn's retail and residential components will bring to Singapore unprecedented shopping and lifestyle experiences.

Envisaged as an iconic, must-visit top retail destination in Asia, Orchard Turn will be a world-class retail mall with more than 450 shops and restaurants providing an engaging multi-sensory retail and entertainment experience that will re-define shopping on Orchard Road.

The residences of Orchard Turn will feature 177 super luxury apartments with modern lifestyle facilities, housed in the tallest and most architecturally-definitive landmark on Orchard Road. Reaching a commanding height of 218 metres, the residential tower will offer homes with panoramic, 360-degree, unobstructed views of the island - a re-definition of 'high-end living' in the most coveted residential address in Singapore. This will be an exceptionally important draw for the discerning investor looking to add to his collection of prestigious homes globally.

'We want this new urban contribution to bring energy and fresh excitement to Orchard Road,' says Soon Su Lin, Chief Executive Officer of Orchard Turn Developments Pte Ltd, development manager of the project. 'Thanks to Benoy's vibrant and interactive building façade design, Orchard Turn will be a must-visit destination for visitors and a natural focal point for Singaporeans. We also draw inspiration from Benoy's design concept based on the idea of 'growth' - as retailing is always evolving, renewing, and able to surprise and delight. We are very excited to play a lead part in creating an internationally-acclaimed mall that will enhance Singapore's status as a world-class city, and attract new and innovative global brands and retailers to Singapore.'

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About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in close to 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

About Sun Hung Kai Properties

Sun Hung Kai is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few year's time.

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. Sun Hung Kai developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

For more information, please contact:

CapitaLand Limited (Co. Regn.: 198900036N):

Media

Mr Ng Wei Joo
Vice President, Corporate Communications
Direct: (65) 6823 3532
Email: ng.weijoo@capitaland.com.sg

CapitaLand Retail Limited (Co. Regn.: 200413169H):

Investor Relations

Ms Tong Ka Pin
Head, Group Investor Relations & Corporate Communications
Direct: (65) 6826 5856
Email: tong.ka-pin@capitaland.com.sg

Orchard Turn Developments Pte Ltd (Co. Regn.: 200603106H):

Ms Mary Felicia Sim
Manager, Marketing Communications
Direct: (65) 6838 6533
Email: maryfelicia.sim@orchardturn.com.sg


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